As filed with the Securities and Exchange Commission on March 29, 2002.
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

CARMAX, INC.
(Exact name of registrant as specified in its charter)

Commonwealth of Virginia	5511	54-1821055
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4900 Cox Road
Glen Allen, VA 23060
(804) 747-0422
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

W. Austin Ligon
President
CarMax, Inc.
4900 Cox Road
Glen Allen, VA 23060
(804) 747-0422
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Robert L. Burrus, Jr., Esq.	Raymond W. Wagner, Esq.	Robert B. Pincus, Esq.
McGuireWoods LLP	Simpson Thacher & Bartlett	Skadden, Arps, Slate, Meagher & Flom LLP
One James Center	425 Lexington Avenue	One Rodney Square
901 East Cary Street	New York, New York 10017	Wilmington, Delaware 19801
Richmond, Virginia 23219	(212) 455-2000	(302) 651-3000
(804) 775-1000	(212) 455-2502 (facsimile)	(302) 651-3001 (facsimile)
(804) 698-2023 (facsimile)

Approximate date of commencement of proposed sale of the securities to the public:    As soon as practicable after the effective date of this registration statement.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)(2)	Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price(3)	Amount of registration fee

CarMax, Inc. Common Stock, par value $.50 per share	Shares		$$1,283,292,929	$120,000

Rights to purchase CarMax, Inc. Preferred Stock, Series A (4)	Rights	NA	NA	NA

(1)	Omitted pursuant to Rule 457(o) under the Securities Act of 1933.
(2)
CarMax, Inc. (“CarMax”) is registering shares of its common stock, par value $.50 per share (“CarMax, Inc. Common Shares”), including associated rights to purchase CarMax preferred stock, Series A, for issuance (1) on redemption of and in exchange for outstanding shares of Circuit City Stores, Inc.—CarMax Group Common Stock, par value $.50 per share (“CarMax Group Common Shares”), and (2) in a distribution in the form of a dividend to holders of Circuit City Stores, Inc.—Circuit City Group Common Stock, par value $.50 per share (“Circuit City Group Common Shares”). The precise number of CarMax, Inc. Common Shares to be registered is not presently determinable.

(3)
Pursuant to Rules 457(c), 457(f)(1) and 457(f)(2) under the Securities Act of 1933 and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is equal to the sum of (A) with respect to CarMax, Inc. Common Shares to be issued in the redemption, $971,906,929, which is the product of (1) $25.19, which is the average of the high and low prices per CarMax Group Common Share on the New York Stock Exchange on March 26, 2002, and (2) 38,583,046, which is the maximum number of CarMax Group Common Shares that will be outstanding on the redemption date, and (B) with respect to CarMax, Inc. Common Shares to be issued in the distribution, $311,386,000, which is the pro rata book value of the assets of CarMax associated with such shares.

(4)
Prior to the occurrence of certain events, the rights to purchase CarMax preferred stock, Series A, will be attached to and trade with the CarMax, Inc. Common Shares. Value attributable to such rights, if any, will be reflected in the market price of the CarMax, Inc. Common Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated March 29, 2002.

[CIRCUIT CITY AND CARMAX LOGOS]
PRELIMINARY PROXY STATEMENT/PROSPECTUS

•, 2002

Dear Shareholder:

A special meeting of shareholders of Circuit City Stores, Inc. will be held at • a.m., Richmond, Virginia time, on •, 2002 at the offices of McGuireWoods LLP, One James Center, 901 East Cary Street, Richmond, Virginia.

At the special meeting, you will be asked to consider and approve a proposal to separate the CarMax group from the rest of Circuit City Stores. Immediately following the separation, all of the businesses, assets and liabilities of the CarMax group would be held by CarMax, Inc., which would then be an independent, separately traded public company. All of the shares of CarMax, Inc. common stock to be outstanding immediately after the separation would be distributed to the holders of Circuit City Stores’ existing two classes of common stock in the following manner:

•	Circuit City Stores would redeem all of the outstanding shares of CarMax Group Common Stock in exchange for shares of CarMax, Inc. common stock on a one-for-one basis.

•
Circuit City Stores would distribute to holders of Circuit City Group Common Stock as a dividend, on a pro-rata basis, shares of CarMax, Inc. common stock equal in total number to the number of shares of CarMax Group Common Stock currently reserved for issuance to the holders of Circuit City Group Common Stock or otherwise for the benefit of the Circuit City group.

The terms of the proposed separation, including any necessary transfers of the assets and liabilities to be held by CarMax, Inc. at the time of the proposed separation, and certain payments to be made by CarMax, Inc. in connection with the separation, are governed by the separation agreement dated May •, 2002 between Circuit City Stores and CarMax, Inc.

Your approval of the proposed separation would include authorizing an amendment to Circuit City Stores’ articles of incorporation to provide for the separation and to reduce from 30 to 10 trading days the minimum period required for giving notice of the redemption to holders of CarMax Group Common Stock.

You also will be asked to consider and approve a proposal to amend separately the articles of incorporation, to be made effective only if the separation occurs, that would delete the provisions relating to Circuit City Stores’ two series of common stock and redesignate the Circuit City Group Common Stock as “Common Stock.”

CarMax has applied to list the CarMax, Inc. common stock to be issued in the separation on the NYSE under the symbol “KMX,” the current symbol for CarMax Group Common Stock.

Circuit City Stores’ board of directors believes that separating the CarMax group from Circuit City Stores is in the best interests of Circuit City Stores and all of our shareholders. Circuit City Stores’ board of directors unanimously recommends that you vote for the proposals.

See “Risk Factors” beginning on page 11 of this proxy statement/prospectus for information that you should consider in evaluating the proposal to separate the CarMax group from Circuit City Stores.

Please give these proxy materials your careful attention. This proxy statement/prospectus provides you with detailed information about the proposals to be voted on at the special meeting. The affirmative vote of the holders of a majority of the outstanding Circuit City Group Common Stock and CarMax Group Common Stock, voting both separately and as a single group, is required to approve the separation (including the related amendment to our articles of incorporation) and the proposal to amend our articles of incorporation to provide for a single series of common stock after the separation. As a result, shares that are not voted will have the effect of a vote against the proposals. Accordingly, it is important that your shares be represented and voted at the special meeting, regardless of the size of your holding. Please complete, sign, date and return the accompanying proxy card in the enclosed envelope to make certain that your shares will be represented at the special meeting.

Attendance at the special meeting will be limited to shareholders of record as of the record date (or their authorized representatives) and to guests of Circuit City Stores. If your shares are registered in your name and you plan to attend the meeting, please mark the appropriate box on the enclosed proxy card, and you will be preregistered for the meeting. If your broker holds your shares and you want to attend the special meeting, please take to the special meeting a letter from your broker identifying you as the beneficial owner.

Sin	cerely,

W.	ALAN MCCOLLOUGH,
Pre	sident and Chief Executive Officer

The Securities and Exchange Commission and state securities regulators have not approved or disapproved the separation or the securities to be issued pursuant to the separation or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is first being mailed to the holders of Circuit City Group Common Stock and CarMax Group Common Stock on or about •, 2002.

CIRCUIT CITY STORES, INC.
9950 Mayland Drive
Richmond, Virginia 23233

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO THE HOLDERS OF:

CIRCUIT CITY STORES, INC.—CIRCUIT CITY GROUP COMMON STOCK
AND
CIRCUIT CITY STORES, INC.—CARMAX GROUP COMMON STOCK

A Special Meeting of Shareholders of Circuit City Stores, Inc. will be held at • a.m., Richmond, Virginia time on •, 2002 at the offices of McGuireWoods LLP, One James Center, 901 East Cary Street, Richmond, Virginia for the following purposes:

1.
To consider and vote upon a proposal to approve the separation of the CarMax group from Circuit City Stores, Inc. in the manner contemplated in the separation agreement, dated May •, 2002, between Circuit City Stores, Inc. and CarMax, Inc. (currently a wholly owned subsidiary of Circuit City Stores, Inc.), by means of the redemption of CarMax Group Common Stock in exchange for shares of CarMax, Inc. common stock and the distribution of shares of CarMax, Inc. common stock as a dividend on the Circuit City Group Common Stock, all as described in the accompanying proxy statement/prospectus, and in connection with such approval, to authorize certain amendments to the Amended and Restated Articles of Incorporation to:

•	expressly provide that CarMax, Inc. common stock will be exchanged for CarMax Group Common Stock in the redemption; and

•	reduce the minimum period between the giving of notice of the redemption and the redemption date from 30 trading days to 10 trading days.

2.	To consider and vote upon a proposal to authorize further amendments to the Amended and Restated Articles of Incorporation, provided the CarMax Group Common Stock has been redeemed, to:

•
eliminate language providing for the two currently outstanding series of common stock—the Circuit City Group Common Stock and the CarMax Group Common Stock—and replace the eliminated provisions with language providing for a single class of common stock not issuable in series; and

•	redesignate each outstanding share of Circuit City Group Common Stock as one share of Common Stock.

Only holders of record of outstanding shares of Circuit City Group Common Stock or CarMax Group Common Stock at the close of business on • , 2002 are entitled to notice of and to vote at the special meeting and any adjournments of the special meeting.

By	Order of the Board of Directors

MI	CHAEL T. CHALIFOUX, Secretary

•, 2002

Additional Information

This proxy statement/prospectus:

•	incorporates by reference important business and financial information about Circuit City Stores, Inc. that is not included in or delivered with this proxy statement/prospectus; and

•
does not include some of the information included in the registration statement on Form S-4 filed with the SEC by CarMax, Inc. of which this proxy statement/prospectus is a part or information included in the exhibits to the registration statement.

This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this proxy statement/prospectus or filed as exhibits to the registration statement by requesting them in writing or by telephone from Circuit City Stores, Inc. at the following address and telephone number:

Circuit City Stores, Inc.
9950 Mayland Drive
Richmond, Virginia 23233
Attention: Corporate Secretary
Telephone: (804) 527-4022

Any request for documents should be made by •, 2002 to ensure timely delivery of the documents prior to the special meeting.

To find more information, see the section entitled “Where You Can Find More Information” on page 119.

Explanatory Note

To help you in reviewing this proxy statement/prospectus, we sometimes use the following terms with the particular meanings shown below:

•
“Circuit City Stores”, “we”, “our”, and “us” refer to Circuit City Stores, Inc. and our wholly owned subsidiaries (including CarMax, Inc. before the separation but excluding CarMax, Inc. after the separation).

•	“CarMax” refers to CarMax, Inc.

•	“Circuit City” or “Circuit City business” refers to the consumer electronics business of Circuit City Stores and the related operations before the separation.

•	“Circuit City group” refers to the Circuit City business and the shares of CarMax Group Common Stock reserved for the Circuit City Group or for issuance to holders of Circuit City Group Common Stock.

•	“CarMax group” refers to the automotive retailing business of Circuit City Stores before the separation.

•
“separation agreement” refers to the separation agreement dated May •, 2002 between Circuit City Stores and CarMax which governs the terms of the proposed separation, including any necessary transfers of the assets and liabilities to be held by CarMax at the time of the separation, and certain payments to be made by CarMax in connection with the separation.

•
“CarMax Separation” and “separation” each refer, collectively, to the transactions contemplated by the separation agreement, the redemption of CarMax Group Common Stock in exchange for shares of CarMax common stock, and the distribution of shares of CarMax common stock as a dividend to the holders of Circuit City Group Common Stock.

•	“separation date” refers to the date for the redemption of the CarMax Group Common Stock as fixed in the notice of redemption given to the holders of the CarMax Group Common Stock.

Page
Questions and Answers about the CarMax Separation	iii
Diagrams Illustrating Current and Proposed Structures	viii
Summary	1
CarMax Business	1
Circuit City Stores Business	1
The CarMax Separation	2
Circuit City Stores, Inc. Selected Historical Consolidated Financial Information	4
Carmax, Inc. Selected Historical Consolidated Financial Information	6
Circuit City Group Selected Historical Financial Information	7
CarMax, Inc. Selected Unaudited Pro Forma Consolidated Financial Information	9
Circuit City Stores, Inc. Selected Unaudited Pro Forma Consolidated Financial Information	10
Risk Factors	11
Risk Factors Relating to the Separation	11
Risk Factors Relating to CarMax, Inc. Common Stock	14
Risk Factors Relating to the CarMax Business	15
Risk Factors Relating to the Circuit City Business	18
The Special Meeting	20
Date, Time and Place of the Special Meeting	20
Proposals to Be Considered at the Special Meeting	20
Record Date and Voting Rights	20
Voting of Shares Held in Employee Stock Purchase Plans	21
Quorum	21
Solicitation of Proxies	21
Voting Proxies	22
Revocation of Proxies	22
Proposal One: The Carmax Separation Proposal	23
General	23
Background and Reasons for the Separation	25
Recommendation of Circuit City Stores’ Board of Directors	28
Surrender of Certificates for Shares of CarMax Group Common Stock	28
Distribution of Shares to Holders of Circuit City Group Common Stock	28
Comparison of Rights of Holders of CarMax Group Common Stock before the Separation with Rights of Holders of CarMax, Inc. Common Stock after the Separation	29
Comparison of Rights of Holders of Circuit City Group Common Stock before the Separation with Rights of Holders of Circuit City Common Stock after the Separation	31
Treatment of Indebtedness and Post-Separation Financing Arrangement	33
Contingent Lease Obligations Retained by Circuit City Stores	33
No Dissenters’ Rights	34
Solicitation Agent	34
Information Agent	34
Transfer Taxes	34
Interests of Certain Persons in the Separation	34
Accounting Treatment	35
Federal Securities Law Consequences	36
U.S. Federal Income Tax Consequences of the Separation	36
Employee Benefits and Compensation Matters	38
Listing and Trading of CarMax, Inc. Common Stock	41
Expenses	41

i

This proxy statement/prospectus is based on information provided by Circuit City Stores, CarMax and other sources that Circuit City Stores and CarMax believe to be reliable. This proxy statement/prospectus summarizes certain documents filed as exhibits to the registration statement filed by CarMax of which this document forms a part. For more information about CarMax and the CarMax, Inc. common stock, you should refer to that registration statement and these documents. For more information on how you can obtain copies of these documents, see “Where You Can Find More Information” on page 119.

QUESTIONS AND ANSWERS ABOUT THE CARMAX SEPARATION

Q:	What is Circuit City Stores proposing to do?

A:
We are proposing to separate the CarMax group from Circuit City Stores, Inc. so that CarMax would become an independent, separately traded public company. CarMax, currently a wholly owned subsidiary of Circuit City Stores, holds substantially all of the businesses, assets and liabilities of Circuit City Stores that currently constitute the CarMax group. The separation would be effected in two simultaneous steps:

•	Circuit City Stores would redeem each outstanding share of CarMax Group Common Stock in exchange for one share of CarMax, Inc. common stock.

•
Circuit City Stores would distribute to holders of Circuit City Group Common Stock, as a pro rata dividend, shares of CarMax, Inc. common stock equal in total number to the shares of Circuit City Group Common Stock reserved for issuance to the holders of the Circuit City Group Common Stock.

Immediately after the separation, the businesses, assets and liabilities of the CarMax group would be owned and operated by CarMax as an independent, separately traded public company. CarMax would initially be owned by the former holders of CarMax Group Common Stock that received CarMax, Inc. common stock in the redemption (approximately •%) and the holders of Circuit City Group Common Stock that received CarMax, Inc. common stock as a dividend (approximately •%). Following the redemption, the CarMax Group Common Stock would cease to exist. The businesses, assets and liabilities of the Circuit City group would continue to be owned and operated by Circuit City Stores, Inc., which would initially be owned by the holders of Circuit City Group Common Stock. Circuit City Group Common Stock would be redesignated “Common Stock” in Circuit City Store’s articles of incorporation. For a discussion of payments to be made by CarMax to Circuit City Stores in the CarMax Separation, please see “Contingent Lease Obligations Retained by Circuit City Stores” on page 33 and “Expenses” on page 41.

Q:	Why is Circuit City Stores proposing the CarMax Separation?

A:
The board of directors believes that the separation would provide many benefits to Circuit City Stores and all its shareholders, including allowing the Circuit City Stores management and CarMax management to better focus on their respective businesses by:

•	alleviating capital restraints currently imposed on CarMax because of its affiliation with Circuit City Stores,

•	allowing Circuit City Stores and CarMax to establish the most appropriate capital structures for their respective businesses,

•	allowing Circuit City Stores and CarMax to create appropriate retirement arrangements for employees of each business, and

•	allowing CarMax to conduct business with the most appropriate vendors.

Q:	What would I receive in the CarMax Separation?

A:	In the separation:

•
if you are a holder of CarMax Group Common Stock: you would receive one share of CarMax, Inc. common stock in exchange for each share of CarMax Group Common Stock you hold on the date of the separation; and

•
if you are a holder of Circuit City Group Common Stock: we currently estimate that you would receive approximately • of a share of CarMax, Inc. common stock for each share of Circuit City Group Common Stock you hold on the record date for the distribution. This fraction was determined by dividing the number of shares of CarMax Group Common Stock reserved for issuance to the holders of the Circuit City Group Common Stock (•) by the number of shares of Circuit City Group Common Stock outstanding on the distribution record date (estimated to be •). The exact fraction would be determined and announced by Circuit City Stores once the actual number of shares of Circuit City Group Common Stock outstanding on the distribution record date is known. Fractional shares of CarMax, Inc. common stock would not be issued in the distribution. Instead, a number of shares equal to the sum of all of the fractional shares would be sold by the transfer agent in the public market and the net cash proceeds from such sale would be paid on a pro-rata basis to the persons otherwise entitled to receive fractional shares. Immediately after the separation, each outstanding share of Circuit City Group Common Stock would remain outstanding, unaffected by the separation, and those shares would be the only outstanding shares of common stock of Circuit City Stores, Inc., representing the entire equity interest in Circuit City Stores, Inc. Immediately after the separation, the Circuit City Group Common Stock would be renamed “Common Stock.”

Q:	Would my shares be traded on the New York Stock Exchange?

A:
Yes. Following the separation, both CarMax, Inc. common stock and Circuit City Stores, Inc. common stock would be traded on the NYSE. CarMax has applied to the NYSE for listing of the CarMax, Inc. common stock under the symbol “KMX,” the current symbol for CarMax Group Common Stock. The NYSE has approved the listing subject to official notice of issuance. Circuit City Stores, Inc. common stock would continue to trade on the NYSE under the symbol “CC,” the current symbol for Circuit City Group Common Stock.

Q:	Does Circuit City Stores plan to change its dividend policy after the separation?

A:
No. Circuit City Stores has no current plans to change the present dividend rate. Dividends are declared and paid both at the times and in the amounts determined by the board of directors at its discretion.

Q:	Does CarMax plan to pay dividends after the separation?

A:	No. CarMax intends for the foreseeable future to use any excess cash to fund its growth strategy.

Q:	What am I being asked to approve?

A:	You are being asked to approve two proposals:

•
The CarMax Separation Proposal (including the Separation Amendment)—the proposal to separate the CarMax group from Circuit City Stores, Inc. on the terms described in this proxy statement/prospectus, including a special dividend payment of $[28.4] million to be paid by CarMax, Inc. to Circuit City Stores and including the payment by CarMax, Inc. of the costs associated with the CarMax Separation, which are estimated to be $8 million. Approval of this proposal will include approval of an amendment to Circuit City Stores’ articles of incorporation to provide for the separation and to reduce from 30 to 10 trading days the minimum number of days required to give notice of the redemption to holders of CarMax Group Common Stock.

•
The Clean-Up Amendment Proposal—the proposal to amend Circuit City Stores’ articles of incorporation to remove provisions in the articles of incorporation that provide for the two series of Circuit City Stores common stock that are currently outstanding—the Circuit City Group Common Stock and the CarMax Group Common Stock—and to provide for a single series of Circuit City Stores common stock after the CarMax Separation. The Clean-Up Amendment Proposal will not be brought before the shareholders at the special meeting unless they first approve the CarMax Separation Proposal.

Q:	What does the Circuit City Stores board of directors recommend?

A:
The board of directors unanimously recommends that you vote FOR approval of the CarMax Separation Proposal and FOR approval of the Clean-Up Amendment Proposal. The Circuit City Stores board has carefully reviewed the terms of the separation and has determined that the separation is advisable and in the best interests of Circuit City Stores and the holders of the Circuit City Group Common Stock and the CarMax Group Common Stock.

In considering the recommendation of the board of directors to vote in favor of the CarMax Separation Proposal and the Clean-Up Amendment Proposal, you should be aware that some of Circuit City Stores’ directors and executive officers have interests in the separation that are in addition to or different from the interests of shareholders generally. These interests include aggregate ownership of a significantly greater amount of Circuit City Group Common Stock than CarMax Group Common Stock, ownership of options to purchase Circuit City Group Common Stock in a significantly greater number than options to purchase CarMax Group Common Stock and ownership of Circuit City group stock appreciation rights and restricted shares.

Q:	What vote is required to approve the separation?

A:	The CarMax Separation Proposal and the Clean-Up Amendment Proposal each must be approved by:

•	the holders of a majority of the outstanding Circuit City Group Common Stock voting as a separate group;

•	the holders of a majority of the outstanding CarMax Group Common Stock voting as a separate group; and

•	the holders of a majority of the outstanding Circuit City Group Common Stock and outstanding CarMax Group Common Stock voting together as a single group.

Each outstanding share of Circuit City Group Common Stock entitles the holder to one vote when voting separately as well as when voting together as a single group with the holders of CarMax Group Common Stock. Each outstanding share of CarMax Group Common Stock entitles the holder to a single vote when voting separately and to • of a vote when voting together as a single group with the holders of Circuit City Group Common Stock. The total number of votes that may be cast at the special meeting by:

•	holders of Circuit City Group Common Stock when voting separately, is •;

•	holders of CarMax Group Common Stock when voting separately, is •; and

•
holders of Circuit City Group Common Stock and CarMax Group Common Stock when voting together as a single group is •, consisting of • votes that may be cast by holders of Circuit City Group Common Stock and • votes that may be cast by holders of CarMax Group Common Stock.

In connection with any vote of the holders of outstanding Circuit City Group Common Stock and CarMax Group Common Stock voting together as a single group, the holders of Circuit City Group Common Stock will control •% of the total voting power.

Q:	Does the board of directors have to complete the CarMax Separation if shareholders approve the CarMax Separation Proposal?

A:
No. Despite shareholder approval, the board of directors of Circuit City Stores retains the ability to abandon the CarMax Separation, including the redemption of the CarMax Group Common Stock and the dividend distribution on the Circuit City Group Common Stock, for any reason whatsoever, until notice of the redemption of the CarMax Group Common Stock is mailed to the holders of the CarMax Group Common Stock. After the notice is mailed, however, the board of directors will not have the power to rescind the redemption or the dividend or abandon the separation.

Q:	Who is entitled to vote?

A:	You are entitled to vote if you were a holder of either Circuit City Group Common Stock or CarMax Group Common Stock at the close of business on the •, 2002 record date.

v

Q:	What do I need to do now to vote on the proposals?

A:
You may vote by marking, signing and dating the enclosed proxy card and returning it in the enclosed prepaid envelope or, if you own your shares through a broker or other intermediary, you should follow the instructions on the voting instruction card provided to you by that broker or intermediary. A proxy, if executed and not revoked, will be voted for the proposals set forth in this proxy statement/prospectus, unless it contains specific instructions to the contrary, in which event it will be voted in accordance with those instructions. If you sign and return a proxy card but do not mark the boxes showing how you wish to vote, the proxies will vote your shares FOR the adoption of the CarMax Separation Proposal and the Clean-Up Amendment Proposal (if it is presented at the meeting). Unsigned proxy cards will not be voted at all and will have the same effect as a vote against each proposal. If you are registered as a shareholder on Circuit City Stores’ books on •, 2002 or if you have a letter from your broker identifying you as a beneficial owner of shares, you may also vote in person by attending the meeting.

Q:	Can I change my vote?

A:	Yes. If you are a shareholder of record, you may change your vote or revoke your proxy at any time before your shares are voted at the special meeting by:

•	sending us another proxy card dated later than your last proxy card;

•	notifying the secretary of Circuit City Stores in writing; or

•	voting at the special meeting.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:
Your broker will vote your shares only if you provide instructions to your broker on how to vote your shares. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Without instructions to your broker, your shares will not be voted and will have the same effect as a vote against the CarMax Separation Proposal and the Clean-Up Amendment Proposal. If your broker holds your shares and you want to attend the special meeting, please take to the special meeting a letter from your broker identifying you as the beneficial owner of the shares and authorizing you to vote.

Q:	What happens if I abstain or don’t vote?

A:	An abstention or failure to vote will have the same effect as a vote against each proposal.

Q:	Will the CarMax Separation be taxable?

A:
Circuit City Stores has requested a private letter ruling from the Internal Revenue Service to the effect that, for U.S. federal income tax purposes, the CarMax Separation will be tax-free to Circuit City Stores and to Circuit City Stores’ shareholders to the extent that they receive CarMax, Inc. common stock in exchange for CarMax Group Common Stock in the redemption or as a distribution with respect to Circuit City Group Common Stock. Cash proceeds received instead of fractional shares in the distribution may be taxable to holders of Circuit City Group Common Stock.

The material U.S. federal income tax consequences of the separation are described in more detail beginning on page 36. The tax consequences to you will depend on the facts of your own situation. Please consult your tax advisor for a full understanding of the tax consequences to you of the separation.

Q:	Am I entitled to dissenters’ rights or appraisal rights?

A:	No. You will not be entitled to dissenters’ rights or appraisal rights in connection with the separation. See “No Dissenter’s Rights” beginning on page 34 for more information.

Q:	When do you expect to complete the separation?

A:
If the separation is approved by our shareholders at the special meeting, we expect that the separation would be completed on or about •, 2002. Even if the CarMax Separation Proposal is approved by our shareholders, however, our board may decide not to proceed with the CarMax Separation.

Q:	Should I send in my certificates for CarMax Group Common Stock now? Do I need to do anything with my certificates for Circuit City Group Common Stock?

A:
No. After the separation is approved, you will receive instructions explaining how to exchange your certificates representing shares of CarMax Group Common Stock for certificates representing the CarMax, Inc. common stock you are entitled to receive in the redemption. Holders of Circuit City Group Common Stock will not need to do anything to receive certificates for their shares of CarMax, Inc. common stock in the distribution. After the separation, certificates representing shares of Circuit City Group Common Stock will continue to represent shares of Circuit City common stock.

Q:	Whom can I call with questions?

A:
If you have any questions about the CarMax Separation or the special meeting or would like copies of any of the documents we refer to in this proxy statement/prospectus, you should call Morrow & Co., Inc. at  1-800-607-0088.

Q:	Where can I find more information about Circuit City Stores and CarMax?

A:	You can find more information from various sources described under “Where You Can Find More Information” on page 119.

CURRENT STRUCTURE

Holders of CarMax Stock Common Stock "KMX"
Holders of Circuit City Group Common Stock "CC"
Circuit City Stores, Inc.
CarMax Group
Circuit City Group

STRUCTURE IMMEDIATELY AFTER SEPARATION

Holders of CarMax Inc. Common Stock "KMX"*
Holders of Circuit City Stores Common Stock "CC"**
CarMax, Inc.
(Consists of all of the businesses that were part of the CarMax group)
Circuit City Stores, Inc.
(Consists of all of the businesses that were part of the Circuit City group)

SUMMARY

The following is a summary of some of the information contained in this proxy statement/prospectus. In addition to this summary, we urge you to read the entire document carefully, including (1) the risks associated with the separation and investing in CarMax, Inc. common stock and Circuit City common stock discussed under “Risk Factors” and (2) the unaudited pro forma financial statements and historical financial statements and related notes included in Annex C, Annex D and Annex E.

CARMAX BUSINESS

In 1993, Circuit City Stores pioneered the used-car superstore concept when we opened the first CarMax location in Richmond, Virginia. CarMax purchases, reconditions and sells used vehicles. CarMax also sells new vehicles under franchise agreements with DaimlerChrysler, Mitsubishi, Nissan, Toyota, Ford and General Motors. CarMax provides customers the opportunity to purchase vehicles the same way they buy other retail products, with friendly service and non-negotiated low prices. For fiscal year 2002, CarMax generated net sales and operating revenues of $3.2 billion. We expect to announce 2002 net earnings for CarMax on April 2, 2002. Sales of used cars, which is the major part of CarMax’s business, represented approximately 82% of total vehicle sales in dollars in fiscal 2002.

As of February 28, 2002, CarMax operated 40 CarMax retail units from 38 locations, including 35 used-car superstores and three stand-alone new-car franchises. In total, CarMax operated 18 new-car franchises.

CarMax is currently a wholly owned subsidiary of Circuit City Stores. Historically, CarMax has held substantially all of the assets and liabilities of the CarMax group. The CarMax group consists of the businesses, assets and liabilities, the financial performance and economic value of which are intended to be reflected by CarMax Group Common Stock, which is a series of common stock of Circuit City Stores. Under the separation agreement, Circuit City Stores has contributed to CarMax all of the assets and liabilities of the CarMax group.

After the separation, CarMax will be an independent, separately traded public company. CarMax will continue to have contractual and commercial relationships with Circuit City Stores following the separation. See “Circuit City Stores’ Relationship with CarMax after the CarMax Separation” beginning on page 76.

CarMax’s principal executive offices are located at 4900 Cox Road, Glen Allen, Virginia 23060. CarMax’s telephone number is (804) 747-0422.

CIRCUIT CITY STORES BUSINESS

Circuit City Stores’ consumer electronics business, which will be Circuit City Stores’ entire business after the separation, is a leading national retailer of brand-name consumer electronics, personal computers and entertainment software. Circuit City sells video equipment; audio equipment; mobile electronics, including car audio, video and security systems; home office products; and other consumer electronics products, including wireless phones, digital and 35 mm cameras, entertainment software and a range of accessories. In fiscal 2001, Circuit City exited the major appliance category and expanded its selections of consumer electronics, home office products and entertainment software.

As of February 28, 2002, Circuit City operated 624 Circuit City retail locations throughout the United States. Circuit City has established its presence in virtually all of the nation’s top 100 markets and expects to continue adding to the existing Circuit City store base as attractive market opportunities arise.

Circuit City’s principal executive offices are located at 9950 Mayland Drive, Richmond, Virginia 23233. Circuit City’s telephone number is (804) 527-4000.

THE CARMAX SEPARATION

The separation of the CarMax group from Circuit City Stores would be accomplished in two simultaneous steps, the redemption and the distribution.

Redemption

As part of the CarMax Separation, we would redeem on the separation date each outstanding share of CarMax Group Common Stock in exchange for one share of CarMax, Inc. common stock. We refer to this as the “redemption.”

At any time before Circuit City Stores first mails the notice of redemption to holders of CarMax Group Common Stock, including after approval of the CarMax Separation by Circuit City Stores’ shareholders, Circuit City Stores’ board of directors may abandon the CarMax Separation for any reason without notice to, or further action by, Circuit City Stores’ shareholders.

Distribution

Also as part of the CarMax Separation, our board of directors would declare, as a pro-rata dividend on the Circuit City Group Common Stock, a distribution of shares of CarMax, Inc. common stock equal in total number to the shares of CarMax Group Common Stock reserved for issuance to the holders of the Circuit City Group Common Stock or otherwise reserved for the benefit of the Circuit City group. This distribution would be made simultaneously with the redemption. We refer to this as the “distribution.”

We currently estimate that approximately • of a share of CarMax, Inc. common stock would be distributed for each share of Circuit City Group Common Stock outstanding on the distribution record date. This fraction was determined by dividing the number of shares of CarMax Group Common Stock reserved for issuance to the holders of Circuit City Group Common Stock (•) by the number of shares of Circuit City Group Common Stock outstanding on the distribution record date (estimated to be •). The exact fraction would be determined and announced by Circuit City Stores once the actual number of shares of Circuit City Group Common Stock outstanding on the distribution record date is known. Fractional shares of CarMax, Inc. common stock would not be issued in the distribution; instead, a number of shares equal to the sum of all of the fractional shares would be sold by the transfer agent in the public market, and the net cash proceeds from the sale would be paid on a pro-rata basis to the persons otherwise entitled to receive fractional shares.

If Circuit City Stores’ board of directors determines, between the declaration of the distribution and the first mailing of notice of the redemption, to abandon the CarMax Separation for any reason, the board would rescind the distribution.

Separation Date

We currently expect that the notice of redemption will fix the separation date at approximately 10 trading days after the date the notice of redemption is first mailed. As of 9:00 a.m., Richmond, Virginia time, on the separation date, the holders of record of CarMax Group Common Stock would become holders of CarMax, Inc. common stock, and their rights as holders of CarMax Group Common Stock would cease, except for the right to receive shares of CarMax, Inc. common stock in exchange for their shares of CarMax Group Common Stock in the redemption.

Distribution Record Date

We expect the record date for the distribution of CarMax, Inc. common stock to holders of Circuit City Group Common Stock to be the close of business on or about the tenth trading day before the date of the separation.

Securities to be Exchanged and Distributed

Based on information available to us on •, 2002, we estimate that approximately • million shares of CarMax, Inc. common stock would be issued in exchange for CarMax Group Common Stock in the redemption and approximately • million shares would be issued in the distribution. The exact number of shares to be issued in the redemption will be determined based on the number of shares of CarMax Group Common Stock outstanding at 9:00 a.m., Richmond, Virginia time, on the separation date. The total number of shares to be distributed in the distribution is •, and the fraction of a share of CarMax, Inc. common stock to be received with respect to each share of Circuit City Group Common Stock will be determined and announced by Circuit City Stores shortly after the distribution record date. As a result, we estimate that immediately after the separation, approximately • million shares of CarMax, Inc. common stock will be outstanding, which number does not include shares of CarMax, Inc. common stock issuable upon exercise of outstanding options granted by CarMax to directors, officers and employees under CarMax’s stock compensation plans. For further discussion of outstanding CarMax options see “CarMax Management” on page 67.

Surrendering Share Certificates

CarMax Group Common Stock.    Holders of CarMax Group Common Stock who hold physical certificates will be required to surrender their share certificates in order to receive certificates for their shares of CarMax, Inc. common stock. A letter of transmittal containing written instructions for surrendering certificates representing shares of CarMax Group Common Stock will be mailed to the holders of record of shares of CarMax Group Common Stock along with the notice of redemption.

Holders of CarMax Group Common Stock who hold their shares in street name will receive instructions from their broker on how to receive certificates for their shares.

Circuit City Group Common Stock.    Holders of Circuit City Group Common Stock do not need to take any action to receive certificates for their shares of CarMax, Inc. common stock to be received in the distribution.

Contingent Lease Obligations Retained by Circuit City Stores

CarMax currently operates 23 of its sales locations pursuant to various leases under which Circuit City Stores was the original tenant and primary obligor. Circuit City Stores, and not CarMax, had originally entered into these leases so that Circuit City Stores could take advantage of the favorable economic terms available to it as a large retailer. Prior to the separation, however, Circuit City Stores assigned each of these leases to CarMax. Despite the assignment and pursuant to the terms of the leases, Circuit City Stores retained contingent liability under the leases. For example, if CarMax were to fail to make lease payments under one or more of the leases, Circuit City Stores may be required to make those payments on CarMax’s behalf. In recognition of this ongoing contingent liability, CarMax has agreed to make a one-time special dividend payment to Circuit City Stores on the separation date. CarMax currently expects this special dividend to be $[28.4] million.

Circuit City Stores’ Relationship with CarMax after the CarMax Separation

Following the separation, Circuit City Stores’ and CarMax’s relationship will be governed by a number of agreements. These agreements will include a tax allocation agreement, a transition services agreement and an employee benefits agreement, each of which is described in greater detail under “Circuit City Stores’ Relationship with CarMax after the CarMax Separation” beginning on page 76.

CIRCUIT CITY STORES, INC.
SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following information is only a summary, and you should read it together with the more detailed financial information for Circuit City Stores, Inc. included elsewhere in this document.

We have derived the following selected historical consolidated financial information as of February 28 or 29, 1997 through 2001 and for each of the five fiscal years ended February 28 or 29, 1997 through 2001 from Circuit City Stores, Inc.’s consolidated financial statements for those years. Those financial statements have been audited by KPMG LLP, independent auditors. We have derived the selected historical consolidated financial information as of November 30, 2001 and 2000 and for the nine months ended November 30, 2001 and 2000 from Circuit City Stores, Inc.’s unaudited financial statements relating to those periods. In our opinion, those unaudited financial statements reflect all adjustments (consisting only of normal, recurring adjustments) necessary for a fair presentation of the data for those periods. Circuit City Stores’ results of operations for the nine months ended November 30, 2001 may not be indicative of results that may be expected for the full year. You should read the table below in conjunction with our consolidated financial statements and accompanying notes beginning on page E-1 in Annex E and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Circuit City Stores, Inc.” included on page 99 in this proxy statement/prospectus.

	Nine Months Ended November 30,		Year Ended February 28 or 29,
	2001	2000	2001	2000	1999	1998	1997
	(In thousands, except per share data)
RESULTS OF OPERATIONS
Net sales and operating revenues	$8,620,621	$9,141,901	$12,959,028	$12,614,390	$10,810,468	$8,870,797	$7,663,811
Cost of sales, buying and warehousing	6,807,021	7,174,720	10,135,380	9,751,833	8,354,230	6,827,133	5,902,711
Appliance exit costs	—	28,326	28,326	—	—	—	—

Gross profit	1,813,600	1,938,855	2,795,322	2,862,557	2,456,238	2,043,664	1,761,100

Selling, general and administrative expenses	1,712,510	1,829,357	2,514,912	2,309,593	2,086,838	1,815,275	1,498,681
Appliance exit costs	—	1,670	1,670	—	—	—	—
Interest expense	5,120	14,865	19,383	24,206	28,319	26,861	29,782

Total expenses	1,717,630	1,845,892	2,535,965	2,333,799	2,115,157	1,842,136	1,528,463

Earnings from continuing operations before income taxes	95,970	92,963	259,357	528,758	341,081	201,528	232,637
Provision for income taxes	36,465	35,325	98,555	200,928	129,611	76,581	88,403

Earnings from continuing operations	59,505	57,638	160,802	327,830	211,470	124,947	144,234

Discontinued operations:
Loss from discontinued operations of Divx, less income tax benefit	—	—	—	(16,215)	(68,546)	(20,636)	(7,820)
Loss on disposal of Divx, less income tax benefit	—	—	—	(114,025)	—	—	—

Loss from discontinued operations	—	—	—	(130,240)	(68,546)	(20,636)	(7,820)

Net earnings	$59,505	$57,638	$160,802	$197,590	$142,924	$104,311	$136,414

Net earnings (loss) attributed to:
Circuit City group stock:
Continuing operations	$38,091	$48,057	$149,247	$327,574	$216,927	$132,710	$144,500
Discontinued operations	—	—	—	(130,240)	(68,546)	(20,636)	(7,820)
CarMax group stock	21,414	9,581	11,555	256	(5,457)	(7,763)	(266)

	$59,505	$57,638	$160,802	$197,590	$142,924	$104,311	$136,414

Net earnings (loss) per share attributed to:
Circuit City group stock basic:
Continuing operations	$0.19	$0.24	$0.73	$1.63	$1.09	$0.68	$0.74
Discontinued operations	—	—	—	(0.65)	(0.34)	(0.11)	(0.04)

Net earnings	$0.19	$0.24	$0.73	$0.98	$0.75	$0.57	$0.70

Circuit City group stock diluted:
Continuing operations	$0.18	$0.23	$0.73	$1.60	$1.08	$0.67	$0.73
Discontinued operations	—	—	—	(0.64)	(0.34)	(0.10)	(0.04)

Net earnings	$0.18	$0.23	$0.73	$0.96	$0.74	$0.57	$0.69

CarMax group stock basic	$0.70	$0.38	$0.45	$0.01	$(0.24)	$(0.35)	$(0.01)

CarMax group stock diluted	$0.66	$0.36	$0.43	$0.01	$(0.24)	$(0.35)	$(0.01)

	As of November 30,		As of February 28 or 29,
	2001	2000	2001	2000	1999	1998	1997
	(In thousands)
BALANCE SHEET DATA
Working capital	$1,787,606	$1,431,551	$1,555,580	$1,536,456	$1,430,710	$1,240,523	$1,326,482
Total assets	4,871,673	4,509,116	3,871,333	3,955,348	3,445,266	3,231,701	3,081,173
Long-term debt (including current installments)	117,681	250,459	248,525	426,585	429,292	425,593	431,780
Total liabilities	2,302,680	2,259,109	1,514,850	1,813,174	1,540,136	1,501,662	1,466,317
Total stockholders’ equity	2,568,993	2,250,007	2,356,483	2,142,174	1,905,130	1,730,039	1,614,856

CARMAX, INC.
SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following information is only a summary, and you should read it together with the more detailed financial information for CarMax, Inc. included elsewhere in this document.

The table below presents selected historical consolidated financial information of CarMax, Inc. which has been adjusted to show the historical financial condition and results of operations of CarMax, Inc. as though CarMax, Inc. were a separate company as of the dates and for the periods presented. This selected historical consolidated financial data includes the effect of the businesses, assets and liabilities of Circuit City Stores that constituted the CarMax group. The assets and liabilities of CarMax, Inc. will be accounted for at the historical value carried by Circuit City Stores prior to the separation.

We have derived the following selected historical consolidated financial information as of February 28 or 29, 1997 through 2001 and for each of the five fiscal years ended February 28 or 29, 1997 through 2001 from financial statements of the CarMax group for those years. Those financial statements have been audited by KPMG LLP, independent auditors. We have derived the selected historical consolidated financial information as of November 30, 2001 and 2000 and for the nine months ended November 30, 2001 and 2000 from the CarMax group unaudited financial statements relating to those periods. In our opinion, those unaudited financial statements reflect all adjustments (consisting only of normal, recurring adjustments) necessary for a fair presentation of the data for those periods. CarMax’s results of operations for the nine months ended November 30, 2001 may not be indicative of results that may be expected for the full year.

You should read the selected historical consolidated financial information provided below in conjunction with CarMax’s historical consolidated financial statements and accompanying notes beginning on page D-1 in Annex D and the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of CarMax, Inc.” beginning on page 57 under “Information About CarMax.”

	Nine Months Ended November 30,		Year Ended February 28 or 29,
	2001	2000	2001	2000	1999	1998	1997
	(In thousands, except sales change and number of stores data)
RESULTS OF OPERATIONS
Net sales and operating revenues	$2,422,507	$1,860,995	$2,500,991	$2,014,984	$1,466,298	$874,206	$510,249
Cost of sales	2,118,995	1,613,305	2,171,232	1,774,619	1,294,032	800,699	466,788

Gross profit	303,512	247,690	329,759	240,365	172,266	73,507	43,461

Selling, general and administrative expenses	182,027	177,601	244,167	228,200	204,422	127,822	53,111
Interest expense	4,701	9,150	12,110	10,362	6,393	1,789	6,279

Total expenses	186,728	186,751	256,277	238,562	210,815	129,611	59,390

Earnings (loss) before income taxes	116,784	60,939	73,482	1,803	(38,549)	(56,104)	(15,929)
Income tax provision (benefit)	44,378	23,156	27,918	685	(15,035)	(21,881)	(6,611)

Net earnings (loss)	$72,406	$37,783	$45,564	$1,118	$(23,514)	$(34,223)	$(9,318)

OTHER DATA
Percentage sales change from prior comparable period:
Total	30%	23%	24%	37%	68%	71%	85%
Comparable stores	30%	15%	17%	2%	(2)%	6%	23%
Number of stores at fiscal period end	39	40	40	40	31	18	7

	As of November 30,		As of February 28 or 29,
	2001	2000	2001	2000	1999	1998	1997
	(In thousands)
BALANCE SHEET DATA
Working capital	$349,742	$212,553	$266,970	$229,547	$259,200	$177,028	$300,504
Total assets	661,882	668,993	710,953	675,495	571,198	448,322	427,187
Long-term debt (including current installments)	43,864	96,293	191,208	212,866	140,970	27,386	—
Total liabilities	193,884	284,991	319,450	330,506	230,783	88,376	35,371
Total equity	467,998	384,002	391,503	344,989	340,415	359,946	391,816

CIRCUIT CITY GROUP
SELECTED HISTORICAL FINANCIAL INFORMATION

The following information is only a summary, and you should read it together with the more detailed financial information for Circuit City Stores, Inc. included elsewhere in this document.

We derived the following selected historical financial information as of February 28 or 29, 1997 through 2001 and for each of the five fiscal years ended February 28 or 29, 1997 through 2001 from our financial statements for the Circuit City group for those years. Those financial statements have been audited by KPMG LLP, independent auditors. KPMG LLP’s reports on the Circuit City group include a qualification related to the effect of not consolidating the CarMax group with the Circuit City group as required by accounting principles generally accepted in United States of America. We have derived the selected historical financial information as of November 30, 2001 and 2000 and for the nine months ended November 30, 2001 and 2000 from our unaudited financial statements for the Circuit City group relating to those periods. In our opinion, those unaudited financial statements reflect all adjustments (consisting only of normal, recurring adjustments) necessary for a fair presentation of the data for those periods. The Circuit City group’s results of operations for the nine months ended November 30, 2001 may not be indicative of results that may be expected for the full year.

You should read the table below in conjunction with the historical consolidated financial statements of Circuit City Stores, Inc. and accompanying notes beginning on page E-1 in Annex E, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Circuit City Stores, Inc.” included in this proxy statement/prospectus on page 99 and the financial statements and related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Circuit City group incorporated by reference in this proxy statement/prospectus.

	Nine Months Ended November 30,		Year Ended February 28 or 29,
	2001	2000	2001	2000	1999	1998	1997
	(In thousands)
RESULTS OF OPERATIONS
Net sales and operating revenues	$6,198,114	$7,280,906	$10,458,037	$10,599,406	$9,344,170	$7,996,591	$7,153,562
Cost of sales, buying and warehousing	4,688,026	5,561,415	7,964,148	7,977,214	7,060,198	6,026,434	5,435,923
Appliance exit costs	—	28,326	28,326	—	—	—	—

Gross profits	1,510,088	1,691,165	2,465,563	2,622,192	2,283,972	1,970,157	1,717,639

Selling, general and administrative expenses	1,530,483	1,651,756	2,270,745	2,081,393	1,882,416	1,687,453	1,445,570
Appliance exit costs	—	1,670	1,670	—	—	—	—
Interest expense	419	5,715	7,273	13,844	21,926	25,072	23,503

Total expenses	1,530,902	1,659,141	2,279,688	2,095,237	1,904,342	1,712,525	1,469,073

Earnings (loss) from continuing operations before income taxes and income attributed to the reserved CarMax group shares	(20,814)	32,024	185,875	526,955	379,630	257,632	248,566
Income tax (benefit) provision	(7,913)	12,169	70,637	200,243	144,646	98,462	95,014

(Loss) earnings from continuing operations before income attributed to the reserved CarMax group shares	(12,901)	19,855	115,238	326,712	234,984	159,170	153,552
Net earnings (loss) attributed to the reserved CarMax group shares	50,992	28,202	34,009	862	(18,057)	(26,460)	(9,052)

Net earnings from continuing operations	38,091	48,057	149,247	327,574	216,927	132,710	144,500

Discontinued operations:
Loss from discontinued operations of Divx, less income tax benefit	—	—	—	(16,215)	(68,546)	(20,636)	(7,820)
Loss on disposal of Divx, less income tax benefit	—	—	—	(114,025)	—	—	—

Loss from discontinued operations	—	—	—	(130,240)	(68,546)	(20,636)	(7,820)

Net earnings	$38,091	$48,057	$149,247	$197,334	$148,381	$112,074	$136,680

	As of November 30,		As of February 28 or 29,
	2001	2000	2001	2000	1999	1998	1997
	(In thousands)
BALANCE SHEET DATA
Working capital	$1,437,864	$1,218,998	$1,288,610	$1,306,909	$1,171,510	$1,063,481	$1,025,978
Total assets	4,511,274	4,126,703	3,452,559	3,537,388	3,134,826	3,061,618	3,008,256
Long-term debt (including current installments)	73,817	154,166	57,317	213,719	288,322	398,207	431,780
Total liabilities	2,108,796	1,974,118	1,195,400	1,482,668	1,309,353	1,413,286	1,481,559
Group net worth	2,402,478	2,152,585	2,257,159	2,054,720	1,825,473	1,648,332	1,526,697

CARMAX, INC.
SELECTED UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following information is only a summary and you should read it together with the unaudited pro forma consolidated financial statements of CarMax, Inc., including the related notes, included in Annex C.

The following selected unaudited pro forma consolidated financial information of CarMax, Inc. gives effect to:

•
the special dividend of $[28.4] million to be paid on the separation date to Circuit City Stores by CarMax in recognition of Circuit City Stores’ continuing contingent liability on 23 leases assigned by Circuit City Stores to a subsidiary of CarMax (see page 33 for additional information regarding the special dividend),

•	expected new financing arrangements for CarMax,

•
an expected 10% mark-up for general and administrative costs and shared services that are currently allocated at cost to the CarMax group from Circuit City Stores, Inc., which may not be the same services to be provided by Circuit City Stores to CarMax after the separation, and

•	the payment of certain costs and expenses incurred by CarMax in connection with the CarMax Separation.

The selected unaudited pro forma consolidated financial information has been derived from, or prepared on a basis consistent with, the unaudited pro forma consolidated financial statements of CarMax, Inc., including the notes thereto, included in Annex C. We have presented this information for illustrative purposes only and it is not necessarily indicative of the results of operations or financial position that would have occurred had the separation and related transactions taken place at the beginning of each period presented or on the dates indicated, nor is it necessarily indicative of the future operating results or financial position of CarMax, Inc.

	Nine months ended or as of November 30, 2001	Year ended February 28, 2001
	(Amounts in thousands, except per share data)
STATEMENT OF EARNINGS INFORMATION:
Net sales and operating revenues	$2,422,507	$2,500,991
Net earnings	70,832	42,886
Net earnings per share:
Basic	0.70	0.42
Diluted	0.68	0.42
BALANCE SHEET INFORMATION
Total assets	680,535
Capitalization:
Long-term obligations	111,519
Equity	431,598

Total capitalization	$543,117

CIRCUIT CITY STORES, INC.
SELECTED UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following information is only a summary and you should read it together with the unaudited pro forma consolidated financial statements of Circuit City Stores, Inc., including the related notes, included in Annex C.

The following selected unaudited pro forma consolidated financial information of Circuit City Stores, Inc. gives effect to:

•	the separation of CarMax, which we will account for as a discontinued operation,

•
the special dividend of $[28.4] million to be paid on the separation date by CarMax to Circuit City Stores in recognition of Circuit City Stores’ continuing contingent liability on 23 leases assigned by Circuit City Stores to a subsidiary of CarMax, (see page 33 for additional information regarding the special dividend),

•
an expected 10% mark-up for general and administrative costs and shared services that are currently allocated at cost to CarMax, Inc. from Circuit City Stores, Inc. which may not be the same services to be provided by Circuit City Stores to CarMax after the separation, and

•	the distribution of CarMax, Inc. common stock to the holders of CarMax Group Common Stock and Circuit City Group Common Stock.

The selected unaudited pro forma consolidated financial information has been derived from, or prepared on a basis consistent with, the unaudited pro forma consolidated financial statements of Circuit City Stores, Inc., including the notes thereto, included in Annex C. We have presented this information for illustrative purposes only, and it is not necessarily indicative of the results of operations or financial position that would have occurred had the separation and related transactions taken place at the beginning of each period presented or on the dates indicated, nor is it necessarily indicative of the future operating results or financial position of Circuit City Stores, Inc.

	Nine months ended or as of November 30, 2001	Year ended February 28, 2001
	(Amounts in thousands, except per share data)
STATEMENT OF EARNINGS INFORMATION:
Net sales and operating revenues	$6,198,114	$10,458,037
Net (loss) earnings	(12,770)	115,485
Net (loss) earnings per share:
Basic	(0.06)	0.57
Diluted	(0.06)	0.56
BALANCE SHEET INFORMATION:
Total assets	4,238,191
Capitalization:
Long-term obligations (excluding current installments)	100,554
Equity	2,129,395

Total capitalization	2,229,949

RISK FACTORS

You should carefully consider each of the following risks and uncertainties associated with CarMax and the ownership of CarMax, Inc. common stock or associated with Circuit City Stores and the ownership of Circuit City common stock, as well as all of the other information set forth in this document or incorporated by reference into this document.

Risk Factors Relating to the Separation

CarMax will need to obtain financing on a stand-alone basis.

Before the separation, a substantial portion of CarMax’s operations were financed by Circuit City Stores, CarMax’s parent. After the separation, CarMax will be required to raise capital on a stand-alone basis without the benefit of Circuit City Stores’ financial strength and income generating potential. Although one of the purposes of the separation is to permit CarMax to achieve what its management believes is the most appropriate capital structure for its businesses, there can be no assurance that this will be achieved, and the risk therefore exists that CarMax may not be able to secure adequate debt or equity financing on desirable terms. If future developments in the capital markets adversely affect the automotive retailing industry, CarMax will not have the benefit of Circuit City Stores’ consolidated financial strength or size to support its capital needs.

After the separation, CarMax’s access to and cost of debt financing may be different from the historical access to and cost of debt financing of Circuit City Stores. Differences in access to and cost of debt financing may result in differences in the interest rate charged to CarMax on financings, as well as the amounts of indebtedness, types of financing structures and debt markets that may be available to CarMax.

The historical financial information of the CarMax group may not be representative of the results of CarMax, Inc. as an independent entity, and, therefore, may not be reliable as an indicator of its historical or future results.

The historical financial information included in this document may not reflect what CarMax’s results of operations, financial position and cash flows would have been had CarMax been an independent entity for the periods presented. Because the financial information included in this document reflects allocations for services provided to the CarMax group by Circuit City Stores, these allocations may not reflect the costs CarMax would have incurred for similar or incremental services as an independent entity. In addition, the historical financial information included in this document does not reflect transactions that have occurred since November 30, 2001 or that are expected to occur in connection with the separation. This historical financial information also may not be reliable as an indicator of future results.

After the separation, Circuit City common stock may be removed from certain stock indices or Circuit City common stock or CarMax, Inc. common stock may fail to meet the investing guidelines of institutional investors, which may negatively affect the price of Circuit City common stock or CarMax, Inc. common stock and impair Circuit City Stores’ or CarMax’s ability to raise capital through the sale of common stock.

Some of the holders of Circuit City Group Common Stock are index funds tied to the Standard & Poor’s 500 Index or other stock indices, or are institutional investors bound by various investing guidelines. Companies are generally selected for stock indices, and in some cases selected by institutional investors, based on factors such as market capitalization, industry, trading liquidity and financial condition. The separation will reduce Circuit City Stores’ market capitalization. As a result, Circuit City common stock could be removed from one or more stock indices, including the Standard & Poor’s 500 Index. In addition, Circuit City common stock or CarMax, Inc. common stock that the holders of Circuit City Group Common Stock would receive in the separation may not meet the investing guidelines of some institutional investors. Consequently, these index funds and institutional investors may be required to sell the CarMax, Inc. common stock that they receive in the separation or the Circuit City common stock. A sufficient number of buyers may not be available in the market to absorb these potential sales. Consequently, the stock price of Circuit City common stock or CarMax, Inc. common stock may fall. Any such decline could impair the ability of Circuit City Stores or CarMax to raise capital through future sales of common stock.

Various factors may interfere with CarMax’s ability to engage in desirable strategic transactions and equity issuances following the separation.

Under Section 355(e) of the Internal Revenue Code, Circuit City Stores will recognize taxable gain on the separation if there are one or more acquisitions of CarMax stock representing 50% or more of CarMax stock, measured by vote or value, and the stock acquisitions are found to be part of a plan or series of related transactions that includes the separation. Any shares of CarMax, Inc. common stock acquired within two years before or after the separation are presumed to be part of such a plan unless Circuit City Stores can rebut that presumption. Furthermore, CarMax’s ability to issue additional equity or engage in other strategic transactions will be constrained because the issuance or acquisition of additional capital stock may cause the separation to be taxable to Circuit City Stores under Section 355(e) of the Internal Revenue Code, and under the tax allocation agreement CarMax would be required to indemnify Circuit City Stores against that tax. For a discussion of Section 355(e) of the Internal Revenue Code, see “U.S. Federal Income Tax Consequences of the Separation” beginning on page 36.

CarMax may be unable to make the changes necessary to operate as an independent entity and may incur greater costs.

CarMax has been a wholly owned subsidiary of Circuit City Stores since CarMax’s incorporation in 1996. Following the separation, however, Circuit City Stores will have no obligation to provide financial, operational or organizational assistance to CarMax other than limited services described in the transition services agreement to be entered into between Circuit City Stores and CarMax. Without that assistance, CarMax may not be able to implement successfully the changes necessary to operate independently. CarMax also may incur increased costs relating to operating independently that would cause its cash flow and results of operations to decline materially. In addition, although CarMax may be able to participate in some of Circuit City Stores’ supplier arrangements where those arrangements permit or the vendors agree, those arrangements may not be as economically favorable as has historically been the case.

Circuit City Stores will continue to be contingently liable on certain CarMax location leases after the separation.

CarMax currently operates 23 of its sales locations pursuant to various leases under which Circuit City Stores was the original tenant and primary obligor. Prior to the separation, Circuit City Stores assigned each of these leases to CarMax. Despite the assignment and pursuant to the terms of the leases, Circuit City Stores retained contingent liability under the leases. For example, if CarMax were to fail to make lease payments under one or more of the leases, Circuit City Stores may be required to make those payments on CarMax’s behalf. In recognition of this ongoing contingent liability, CarMax has agreed to make a one-time special dividend to Circuit City Stores of approximately $[28.4] million.

Circuit City Stores’ financial results may be subject to increased variability after the separation.

Circuit City Stores and CarMax operate in different industries, which are driven by distinct market dynamics and economics. CarMax’s business is sensitive to general economic conditions, consumer confidence, interest rates and credit availability. CarMax’s business is also subject to the level of personal discretionary income, although to a substantially lesser degree than the Circuit City Stores’ business. CarMax’s business is subject to seasonality, with each location experiencing more of its net sales in the first half of the fiscal year than in the second half of the year. During the fall quarter, new-model-year introductions and discounting on close-out vehicles can cause rapid depreciation of used-car prices, especially on late-model vehicles.

Circuit City Stores’ business is sensitive to trends in consumer retail spending, trends in technology and to levels of personal discretionary income. Circuit City Stores’ business also is subject to seasonality, with greater sales historically being recorded in the fourth quarter of the fiscal year than in other periods of the year because of holiday buying patterns. Seasonal fluctuations also affect Circuit City Stores’ inventory levels, since Circuit City Stores usually orders merchandise in advance of peak selling periods and sometimes before new trends are confirmed by customer purchases. Circuit City Stores must carry a significant amount of inventory, especially before the holiday season.

The diversification that is provided by operating businesses in distinct industries tends to moderate financial and operational volatility. Following the separation, that diversification will no longer exist within Circuit City Stores, and Circuit City Stores may experience increased variability and less diversification in terms of cash flow, seasonality, working capital and financing requirements.

After the separation, Circuit City Stores’ growth rate will be based on the Circuit City business only, which is expected to show only modest sales growth and limited earnings growth during fiscal 2003 and, as a mature business, is thereafter unlikely to have a growth rate comparable to CarMax, which is a developing business.

The Circuit City Group Common Stock before the separation reflects the performance of the Circuit City business and a contribution from the CarMax business. In part because sales volumes of the CarMax business reach their seasonal peak in the first half of the fiscal year while the sales volumes of the Circuit City business peak in the second half of the fiscal year, the net earnings of the Circuit City group for the first nine months of fiscal 2002 were composed of a loss of $12.9 million from the Circuit City business and earnings of $51.0 million attributed to the CarMax group shares reserved for the Circuit City group. However, for the full fiscal year, we expect that the results for the Circuit City Group Common Stock will be composed of earnings between $121 million and $128 million from the Circuit City business and an earnings contribution of approximately $64 million from the CarMax business. Assuming relatively stable gross margins, mid-single digit comparable store sales growth, remodeling costs for approximately 300 stores and relocation costs associated with approximately 10 stores, management anticipates that the Circuit City business will produce only limited earnings growth from fiscal 2002 to fiscal 2003.

After the separation, Circuit City Stores’ growth rate will be based on the Circuit City business only. Because the CarMax business is less mature than the Circuit City business, the separation will result in the higher growth portion of the consolidated business being eliminated from Circuit City Stores. As a mature business, Circuit City is unlikely to have a growth rate comparable to that of CarMax, which is a developing business. Furthermore, while the remodeling and relocation program, which is expected to continue for some time, is being implemented, that program is likely to have an adverse effect on sales and earnings growth rates.

The sum of the market values of a share of Circuit City common stock and the fraction of a share of CarMax, Inc. common stock paid as a dividend on the Circuit City Group Common Stock in the separation might be less than the market value of a share of Circuit City Group Common Stock before the separation.

If we complete the separation as we currently contemplate, holders of Circuit City Group Common Stock will, after the separation, hold a combination of Circuit City common stock and CarMax, Inc. common stock. The aggregate market value of these securities could be less than the market value of Circuit City Group

Common Stock before the separation. The trading price of Circuit City common stock or CarMax, Inc. common stock may decline as a result of the separation or as a result of other factors. The CarMax, Inc. common stock issued in the separation would be trading publicly for the first time. Until, and possibly even after, orderly trading markets develop for this stock, there may be significant fluctuations in price.

CarMax and Circuit City Stores may be unable to achieve all of the benefits sought by the separation.

The full strategic and financial benefits of the separation may be delayed or may never occur at all. The following are factors that may prevent CarMax and Circuit City Stores from realizing these benefits:

•
CarMax may be unable to alleviate the capital restraints imposed on it as a result of its affiliation with Circuit City Stores due to changed lending policies of banks or other lenders or because CarMax is unable to meet the financial requirements imposed by those lenders.

•
Circuit City Stores and CarMax may be unable to establish the most appropriate capital structures for their respective businesses because of credit constraints, tax implications, decreased liquidity or accessibility to debt or equity markets or contractual restraints.

•	CarMax may be unable to conduct business with the most appropriate vendors because of credit or other concerns relating to CarMax as an independent company.

For a list of the other considerations that may affect the future results of CarMax or Circuit City Stores, see “Special Note Regarding Forward-Looking Statements” on page 118.

Stock ownership and other economic interests could cause our directors to favor the Circuit City group over the CarMax group.

Our board of directors has a duty to act in its good faith business judgment of the best interests of Circuit City Stores, taking into consideration the interests of all common shareholders regardless of class or series. However, in general, our directors have a greater economic interest in Circuit City Group Common Stock than in CarMax Group Common Stock. The fact that the actual value of their collective interests in Circuit City Group Common Stock is greater than their collective interests in CarMax Group Common Stock and the fact that two of our directors are, and are expected to continue to be, executive officers of Circuit City Stores, could give rise to claims of conflict of interest when our board of directors makes decisions on matters where the interests of the Circuit City group and the CarMax group diverge.

Risk Factors Relating to CarMax, Inc. Common Stock

CarMax does not expect to pay dividends on CarMax, Inc. common stock.

CarMax’s board of directors will determine whether to pay dividends on CarMax, Inc. common stock primarily based upon CarMax’s financial condition, results of operations and business requirements. Because CarMax intends to use any excess cash to fund its growth strategy, CarMax currently does not expect to pay any dividends on CarMax, Inc. common stock in the foreseeable future.

The market value of a share of CarMax, Inc. common stock received in the redemption might be less than the market value of a share of CarMax Group Common Stock before the separation.

If we complete the separation as we currently contemplate, holders of CarMax Group Common Stock will, after the separation, hold CarMax, Inc. common stock. The market value of CarMax, Inc. common stock could be less than the market value of CarMax Group Common Stock before the separation. The trading price of CarMax, Inc. common stock may decline as a result of the separation or as a result of other factors. The CarMax, Inc. common stock issued in the separation would be trading publicly for the first time. Until, and possibly even after, orderly trading markets develop for this stock, there may be significant fluctuations in price.

The market price and trading volume of CarMax, Inc. common stock may be volatile and may face negative pressure.

Before the separation, CarMax has been a wholly owned subsidiary of Circuit City Stores, and accordingly there has been no trading market for the shares of CarMax, Inc. common stock. Investors may decide to dispose of some or all of the shares of CarMax, Inc. common stock they receive in the redemption or the distribution. The action of investors who receive CarMax, Inc. common stock in the separation cannot be accurately predicted at this time, and may lead to a trading market or a market price for CarMax, Inc. common stock that is more volatile than the trading market or market price for CarMax Group Common Stock before the separation. The market price of CarMax, Inc. common stock could fluctuate significantly for many reasons, including the risks identified in this document or reasons unrelated to CarMax’s performance. These factors may result in short- or long-term negative pressure on the trading price of shares of CarMax, Inc. common stock.

Risk Factors Relating to the CarMax Business

Failure to open and operate new CarMax stores successfully could adversely affect CarMax’s future results of operations.

CarMax’s business strategy calls for the expansion of the CarMax store base to generate additional revenues without increasing overhead proportionately. CarMax expects to open approximately four to six stores in fiscal 2003 and six to eight stores in each of fiscal 2004, 2005 and 2006. CarMax cannot assure you that it will be able to open and operate new stores effectively without substantial costs, delays or operational or financial problems, including those resulting from:

•	the lack of availability of suitable store sites at reasonable costs;

•	the possibility that CarMax’s standard store prototype may not be effective in new mid-sized markets;

•	the possibility that CarMax’s satellite store prototype may not be effective in some of CarMax’s existing multi-store or mid-sized markets;

•	difficulties CarMax may encounter in obtaining necessary additional capital; and

•	difficulties CarMax may encounter in attracting and retaining additional qualified personnel.

These factors could have a material adverse effect on the expansion of the CarMax store base and, as a result, CarMax’s future operating results.

CarMax operates in a highly competitive industry and new entrants to the industry could adversely affect CarMax’s business.

Automotive retailing in the United States is highly competitive. In the used-vehicle market, CarMax competes with existing franchised and independent dealers, rental companies and private parties. CarMax believes that companies could decide to enter the market because of the potential for high sales volume per location as well as the fragmentation and the relatively high gross margins that exist in the industry. In addition, many franchised new-car dealerships have increased their focus on the used-vehicle market in recent years. Part of CarMax’s business strategy is to position CarMax as a low-price, low-cost operator in the industry. However, increased competition, particularly from new entrants adopting non-traditional selling methods similar to those that CarMax uses, may result in increased wholesale costs for used cars and lower-than-expected retail sales prices and margins.

The inability to obtain funding through sale-leaseback transactions, securitization facilities or other sources may adversely affect CarMax and CarMax’s expansion plans.

CarMax will continue to need substantial capital to fund the opening and operation of new CarMax stores. Most of CarMax’s capital expenditures have been funded through sale-leaseback transactions and allocated short- and long-term debt. In addition, CarMax finances automobile installment loan receivables through asset securitization facilities. CarMax’s ability to continue undertaking both sale-leaseback and securitization transactions, and to do so on economically favorable terms, depends in large part on factors that are beyond CarMax’s control. These factors include:

•	conditions in the securities and finance markets generally;

•	prevailing interest rates; and

•	conditions in the markets for securitized instruments and lease financings.

Any reduction in inventory availability or increase in inventory costs that are not reflected in retail market prices would adversely affect CarMax’s business.

CarMax acquires a significant proportion of its used-vehicle inventory through CarMax’s appraisal process and through auctions. To a lesser extent, CarMax also acquires used vehicles from wholesalers, franchised and independent dealers and fleet owners, such as leasing companies and rental companies. CarMax may not be able to obtain sufficient inventory to meet its needs, at least not at comparable costs, if competitive pressures increase as a result of new entrants to the used-car market or if changes occur in the type or proportion of used vehicles that are sold through these sources. A reduction in the availability of inventory from these sources or an increase in inventory costs that cannot be reflected in retail market prices would adversely affect CarMax’s business.

If CarMax cannot dispose of vehicles acquired through the appraisal process at prices that allow CarMax to recover its costs, CarMax’s profitability will be adversely affected.

Because more than half of the cars CarMax purchases through the appraisal process fail to meet CarMax’s retail quality standards, CarMax sells these vehicles through CarMax’s own onsite wholesale auctions. CarMax cannot assure you that the sales prices CarMax receives at these auctions will be sufficient to cover the prices CarMax paid for these vehicles or that the auctions will not be interrupted by adverse economic conditions or be affected by a reduction in, or the diminished purchasing ability of, attendees at the auctions.

Aggressive discounting by new-car manufacturers may adversely affect CarMax’s results of operations.

Aggressive discounting by manufacturers of new cars may result in lower retail sales prices and margins for used vehicles. Discounting typically occurs or intensifies in the Fall during the close-out of prior year models. CarMax’s inventory includes a significant proportion of late-model used vehicles that are particularly affected by this discounting. As a result, aggressive or prolonged discounting by manufacturers may adversely affect CarMax’s results of operations for the periods in which it occurs.

The loss of executive officers or the inability to attract and retain additional personnel, may adversely affect CarMax’s business and plans for expansion.

CarMax’s success depends to a significant degree upon the continued efforts of CarMax’s executive officers. CarMax cannot assure you that it will be able to retain these executive officers. The loss of the services of one or more of these executive officers could adversely affect CarMax’s business.

In addition, CarMax needs to hire experienced general managers and other qualified personnel as CarMax opens new stores and as CarMax begins to perform functions previously provided by Circuit City Stores. The market for qualified employees in the retail industry and in the regions in which CarMax operates, particularly for general managers and sales and service personnel, is highly competitive. CarMax’s inability to attract and retain additional qualified personnel as needed could adversely affect CarMax’s expansion plans and results of operations.

General economic conditions and the local nature of automobile sales may adversely affect CarMax’s business.

The automotive retail industry, particularly the new-vehicle market, historically has experienced periodic downturns characterized by oversupply and weak demand. Many factors affect the industry, including general economic conditions, consumer confidence, the level of personal discretionary income, interest rates and credit availability. CarMax cannot assure you that the industry will not experience sustained periods of decline in vehicle sales in the future. Any decline could have an adverse effect on CarMax’s business.

Economic, competitive and other conditions at regional and local levels also affect the performance of CarMax’s stores. CarMax’s stores are currently located in California, Florida, Georgia, Illinois, Indiana, Maryland, North Carolina, South Carolina, Tennessee, Texas, Virginia and Wisconsin. Adverse changes, such as price-cutting by dealers or a general economic downturn, affecting some or all of the markets in these states or the new markets CarMax enters, could adversely affect CarMax’s business, although the automotive retail industry as a whole might not be affected.

A decrease in the quality of the CarMax finance operation’s contract portfolio or the availability of credit for CarMax’s customers could lead to a decrease in CarMax’s vehicle sales and profitability.

Payments on some of the installment sales contracts originated by CarMax’s finance operation become delinquent from time to time and some contracts end up in default. CarMax cannot assure you that the current credit performance of the CarMax finance operation’s customers will be maintained or that general economic conditions will not worsen and lead to higher rates of delinquency and default. A general decline in the quality of CarMax’s contract portfolio could lead CarMax to reduce the credit available through CarMax’s finance operation. A reduction in the availability of credit could adversely affect CarMax’s sales and profitability. In particular, if one or more of CarMax’s non-prime financing sources become unavailable to provide credit to CarMax’s customers, CarMax may sell fewer used vehicles, which would adversely affect CarMax’s earnings.

Automobile manufacturers exercise significant control over CarMax’s new-vehicle operations.

Each of CarMax’s new-vehicle locations operates pursuant to a franchise agreement with the applicable manufacturer or authorized distributor. These franchise agreements, compliance with which is closely monitored by the manufacturers, impose various requirements on CarMax. Each of CarMax’s franchise agreements provides for termination or non-renewal for a variety of causes, including any unapproved change of ownership or management of CarMax’s subsidiary that entered into the agreement and other material breaches of the agreement. CarMax cannot guarantee that all of these franchise agreements will be renewed or that the terms of the renewals will be favorable to CarMax.

Adverse conditions affecting one or more automobile manufacturers may negatively impact CarMax’s new-vehicle operations.

CarMax currently operates new-car dealerships under franchise agreements with DaimlerChrysler, Mitsubishi, Nissan, Toyota, Ford and General Motors. Events such as labor disputes and other production disruptions or negative publicity affecting a particular manufacturer or vehicle model could adversely affect these new-vehicle operations. In addition, the late delivery of vehicles from a manufacturer, which may occur particularly during periods when new products are being introduced, can reduce CarMax’s sales of new vehicles.

Manufacturer awards of additional franchises in CarMax’s markets could adversely affect CarMax’s new-vehicle sales and profitability.

CarMax’s franchise agreements do not give CarMax the exclusive right to sell a manufacturer’s products within a given geographic area. CarMax’s new-vehicle sales and profitability could be adversely affected if any of CarMax’s manufacturers awards franchises to others in the markets where CarMax operates.

Compliance with environmental and other governmental regulations may result in significant additional costs.

CarMax is subject to a wide range of federal, state and local laws and regulations, such as local licensing requirements and consumer protection laws. These laws regulate, among other things, the manner in which

CarMax conducts business, including advertising, sales and consumer lending practices. Violation of these laws and regulations could result in civil and criminal penalties being levied against CarMax or could result in a cease and desist order being issued for operations that are not in compliance. Future laws and regulations may be more stringent and require CarMax to incur significant additional costs.

CarMax’s business involves the use and disposal of hazardous or toxic materials and the operation and removal of aboveground and underground storage tanks. As a result, CarMax is subject to federal, state and local laws and regulations governing the handling, storage and disposal of these materials as well as wastewater discharges, air emissions and the cleanup of contaminated property or water. CarMax may be required by these laws to pay the full amount of the costs of investigation and/or cleanup of contaminated properties, even if CarMax were not at fault for disposal of the materials or if disposal were legal at the time. Compliance with new laws and regulations, stricter interpretations of existing laws and regulations or the discovery of contamination at CarMax’s existing or future store locations could require CarMax to incur significant additional costs.

Risk Factors Relating to the Circuit City Business

Circuit City Stores will need to obtain financing on a stand-alone basis.

Since 1997, Circuit City Stores has had the flexibility to raise capital from the issuance of Circuit City Group Common Stock or CarMax Group Common Stock, depending on which security offered more favorable terms. After the separation, Circuit City Stores will no longer have the flexibility to raise capital by issuing CarMax group securities. After the separation, Circuit City Stores’ capital raising efforts will rely solely on the operating performance and financial resources of the Circuit City Stores consumer electronics business.

Failure to successfully implement sales and profitability improvement programs for the Circuit City Superstores could mean unsatisfactory results in this business.

Circuit City Stores focuses significant attention on programs to improve the sales and profitability of its Circuit City business, which have recently declined. Circuit City Stores reported losses for the third quarter of fiscal 2001 and the first half of fiscal 2002. During fiscal 2001, Circuit City began remodeling its Superstores using designs it believes offers better product placements and a more contemporary shopping experience. In July 2001, Circuit City introduced a new marketing campaign. In addition, Circuit City continues to improve its sales counselor training and implement customer service enhancements and process improvements. Circuit City Stores cannot assure you that it will be able to implement these programs effectively or that they will result in the financial improvement to the extent that Circuit City Stores anticipates. There are various risks associated with them, including the following:

•	the remodeling process for each store may disrupt sales until it is completed;

•
the remodels are capital intensive, with the most extensive new designs expected to cost approximately $130 million in fiscal 2003, and Circuit City may not be able to achieve its expected return on investment;

•	the remodels may not be effective in achieving Circuit City’s goal of providing the customer with a more desirable shopping experience;

•	the marketing campaign may not be effective in increasing the amount of foot traffic in the stores; and

•	Circuit City’s training programs may not be successful or its sales counselors may not accomplish the strong customer service delivery Circuit City needs.

These factors could result in unsatisfactory results for the Circuit City business or delays or additional costs in implementing Circuit City’s plans to improve sales and profitability.

Circuit City operates in a highly competitive industry and continued strong performance by its competitors could adversely affect its business.

The consumer electronics industry is highly competitive. Circuit City’s competitors include large specialty, discount or warehouse retailers as well as local, regional and non-brick-and-mortar retailers. Because of the strong performance by some of Circuit City’s competitors, they may be better able to discount aggressively and sustain these discounts for longer periods of time. This price competition could adversely affect Circuit City’s business to a greater degree than it affects Circuit City’s competitors’ businesses.

Circuit City’s industry is sensitive to trends in consumer retail spending, both in general and in its product categories, and negative trends have affected and could in the future, adversely affect the Circuit City business.

Circuit City’s business has been adversely affected by a general slowdown in consumer spending and an industry-wide softening in the desktop personal computer business. Both of these trends continued into fiscal 2002, adversely affecting Circuit City Stores’ results. In addition, these trends have caused fluctuations in Circuit City’s inventory, which, if not managed effectively, could adversely affect working capital.

THE SPECIAL MEETING

This proxy statement/prospectus is being furnished in connection with the solicitation by the board of directors of Circuit City Stores of proxies for use at a special meeting of Circuit City Stores shareholders in connection with the proposed CarMax Separation (including the Separation Amendment) and the proposed Clean-Up Amendment. This proxy statement/prospectus is first being mailed to holders of Circuit City Group Common Stock and CarMax Group Common Stock on or about •, 2002.

Date, Time and Place of the Special Meeting

The special meeting of Circuit City Stores’ shareholders will be held at • a.m., Richmond, Virginia time, on •, 2002 at the offices of McGuireWoods LLP, One James Center, 901 East Cary Street, Richmond, Virginia.

Proposals to Be Considered at the Special Meeting

At the special meeting, holders of Circuit City Group Common Stock and CarMax Group Common Stock will be asked to consider and vote upon the following proposals:

•
The CarMax Separation Proposal—a proposal to approve the separation of the CarMax group from Circuit City Stores in the manner contemplated in the separation agreement, including a special dividend of $[28.4] million to be paid by CarMax, Inc. to Circuit City Stores on the separation date and including the payment by CarMax, Inc. of the costs of the CarMax Separation, which are estimated to be $8 million, by means of the redemption of the CarMax Group Common Stock in exchange for shares of CarMax, Inc. common stock and the distribution of shares of CarMax, Inc. common stock as a pro-rata dividend on the Circuit City Group Common Stock, all as described in this proxy statement/prospectus. Approval would include authorization of the Separation Amendment, which would amend Circuit City Stores’ articles of incorporation to provide that CarMax, Inc. common stock will be exchanged for CarMax Group Common Stock in the redemption, and to reduce from 30 to 10 trading days the minimum number of days required to give notice of the redemption to holders of CarMax Group Common Stock. The text of this Separation Amendment is set forth in Annex A.

•
The Clean-Up Amendment Proposal—a proposal to authorize the Clean-Up Amendment, which would amend Circuit City Stores’ articles of incorporation to remove the provisions in the articles of incorporation that provide for the two currently outstanding series of Circuit City’s common stock—the Circuit City Group Common Stock and the CarMax Group Common Stock—with language providing for a single class of common stock not issuable in series, and to redesignate the Circuit City Group Common Stock as “Common Stock” of Circuit City Stores. The Clean-Up Amendment would be effective immediately after the separation. The Clean-Up Amendment Proposal will not be brought before the shareholders at the special meeting unless they first approve the CarMax Separation Proposal. The text of this Clean-Up Amendment is set forth in Annex B.

Record Date and Voting Rights

Circuit City Stores’ board of directors has established the close of business on •, 2002 as the record date for determining the holders of Circuit City Group Common Stock and CarMax Group Common Stock entitled to notice of and to vote at the special meeting. On the record date, • shares of Circuit City Group Common Stock and • shares of CarMax Group Common Stock were outstanding and entitled to vote. The holders of Circuit City Group Common Stock and CarMax Group Common Stock will vote both as separate groups and together as a single group at the meeting. Each outstanding share of Circuit City Group Common Stock entitles the holder to one vote when voting separately as well as when voting together as a single group with the holders of CarMax Group Common Stock. Each outstanding share of CarMax Group Common Stock entitles the holder to one vote when voting separately and to • of a vote when voting together as a single group with the holders of Circuit City Group Common Stock. The total number of votes that may be cast at the special meeting by:

•	holders of Circuit City Group Common Stock, when voting separately, is •;

•	holders of CarMax Group Common Stock, when voting separately, is • ; and

•	holders of Circuit City Group Common Stock and CarMax Group Common Stock, when voting together as a single group, is •;

in each case based on shares outstanding on the record date. The voting rights of the CarMax Group Common Stock when voting together with Circuit City Group Common Stock have been determined from the recent market values of the CarMax Group Common Stock and the Circuit City Group Common Stock in accordance with the formula set forth in Circuit City Stores’ articles of incorporation. When voting as a single voting group, holders of Circuit City Group Common Stock will be entitled to a total of • votes, representing • % of the total vote, and holders of CarMax Group Common Stock will be entitled to a total of • votes, representing • % of the total vote.

Under the rules of the NYSE, brokers who hold shares in “street name” for customers are precluded from exercising their voting discretion with respect to the approval of non-routine matters, such as the CarMax Separation Proposal and the Clean-Up Amendment Proposal. Therefore, without specific instructions from the beneficial owner of such shares, brokers may not vote those shares at the special meeting. Your broker will vote your shares only if you direct your broker regarding how to vote your shares by following the instructions provided to you by your broker.

Because the required vote for the adoption of the CarMax Separation Proposal and the Clean-Up Amendment Proposal is based on a percentage of the shares outstanding, abstentions and broker non-votes will have the same effect as a vote against the proposals.

Voting of Shares Held in Employee Stock Purchase Plans

Participants in the 1984 Circuit City Stores, Inc. Employee Stock Purchase Plan will receive a request for voting instructions for the shares of Circuit City Group Common Stock held on each participant’s behalf by Computershare Trust Co., Inc., as service provider for that plan. Participants in the 1997 Employee Stock Purchase Plan for CarMax Group Employees also will receive a request for voting instructions for the shares of CarMax Group Common Stock held on each participant’s behalf by Computershare, as service provider for that plan. Voting instructions should be returned, properly executed, in the envelope provided. Computershare will vote in accordance with participants’ instructions. If a participant does not return his or her voting instructions, Computershare will vote those shares in accordance with recommendations of management and in accordance with NYSE rules.

Quorum

A majority of the total votes entitled to be cast at the special meeting constitutes a quorum. When the holders of Circuit City Group Common Stock and CarMax Group Common Stock vote as separate groups, a quorum must exist with respect to each group. If a share is represented for any purpose at the meeting, it is deemed to be present for quorum purposes and for all other matters as well. Abstentions and shares held of record by a broker or its nominee, which we refer to as “broker shares,” that are voted on any matter are included in determining the number of votes present or represented at the meeting. Broker shares that are not voted on any matter at the meeting will not be included in determining whether a quorum is present at the meeting.

Solicitation of Proxies

In addition to the solicitation of proxies by mail, Circuit City Stores’ officers and regular employees, without compensation other than regular compensation, may solicit proxies by telephone, electronic means and personal interviews. Circuit City Stores also has retained Morrow & Co., Inc. to assist in the solicitation of proxies of shareholders whose shares are held in street name by brokers, banks and other institutions at an approximate cost of $10,000 plus out-of-pocket expenses. CarMax will bear the cost of all solicitation.

Voting Proxies

You may vote your proxy by marking, signing and dating your proxy card and returning it in the enclosed postage-paid envelope. A proxy, if executed and not revoked, will be voted FOR the proposals set forth in this proxy statement/prospectus, unless it contains specific instructions to the contrary, in which event it will be voted in accordance with those instructions.

If your shares are held in “street name” by your broker, do not follow the above instructions. Rather, follow the separate instructions provided by your broker.

Revocation of Proxies

If you are a shareholder of record, you may revoke your proxy or change your vote at any time before it is voted at the special meeting by:

•	completing and mailing to us another proxy card dated later than your last proxy;

•	submitting a written revocation to the secretary of Circuit City Stores, Inc. at 9950 Mayland Drive, Richmond, Virginia 23233; or

•	appearing in person and voting at the special meeting.

If your shares are held in “street name” by your broker, you may revoke your proxy or change your vote only by following the separate instructions provided by your broker.

In order to vote in person at the special meeting, shareholders of record must attend the meeting and cast their votes in accordance with the voting provisions established for the special meeting. Attendance at the special meeting without voting in accordance with the voting procedures will not in and of itself revoke a proxy. If your broker holds your shares and you want to attend the special meeting, please take to the special meeting a letter from your broker identifying you as the beneficial owner of the shares and authorizing you to vote.

PROPOSAL ONE: THE CARMAX SEPARATION PROPOSAL

General

The holders of the Circuit City Group Common Stock and the CarMax Group Common Stock are being asked to consider and approve the CarMax Separation Proposal which, if approved, would allow Circuit City Stores to separate the CarMax group from the rest of Circuit City Stores. As a result of the separation, all the businesses, assets and liabilities of the CarMax group would be held by CarMax, Inc., currently a wholly owned subsidiary of Circuit City Stores, which would then be an independent, separately traded public company.

Currently, the CarMax group is a part of Circuit City Stores. The separate performance of the CarMax group is intended to be reflected by the CarMax Group Common Stock. As of • , 2002, • shares of CarMax Group Common Stock were issued and outstanding, • shares of which are reserved for options on such stock and • shares of which are reserved for issuance to the holders of the Circuit City Group Common Stock or otherwise reserved for the benefit of the Circuit City group. Disregarding the effect of options, when the separation becomes effective the former holders of the CarMax Group Common Stock who receive CarMax, Inc. common stock in the distribution, on the one hand, and the holders of Circuit City Group Common Stock who receive CarMax, Inc. common stock in the distribution, on the other hand, would initially have the same proportionate interests in the issued CarMax, Inc. common stock as they currently have with respect to the CarMax Group Common Stock (considering both the issued shares and the shares reserved for issuance for the benefit of the Circuit City group).

Circuit City Stores and CarMax, Inc. have entered into a separation agreement dated May •, 2002. The separation agreement sets forth the terms of the proposed separation, including any necessary transfers of assets and liabilities required at the time of the separation and including any subsequent transfer to CarMax, Inc. of any assets or liabilities arising after the separation. The separation agreement also provides for certain payments to be made by CarMax, Inc. in connection with the separation and for certain post-separation arrangements between Circuit City Stores and CarMax, Inc. For a discussion of payments to be made by CarMax, Inc. to Circuit City Stores in the CarMax Separation, see “Contingent Lease Obligations Retained by Circuit City Stores” on page 33 and “Expenses” on page 41.

The separation would be effected in two simultaneous steps:

•
Redemption of CarMax Group Common Stock.    In accordance with its articles of incorporation, Circuit City Stores would redeem all of the shares of CarMax Group Common Stock outstanding on the separation date in exchange for shares of CarMax, Inc. common stock. Specifically, each holder of record of CarMax Group Common Stock as of 9:00 a.m., Richmond, Virginia time, on the separation date, would receive the right to receive one share of CarMax, Inc. common stock in exchange for each share of CarMax Group Common Stock then held. Circuit City Stores’ articles of incorporation provide that the Circuit City Stores board of directors may redeem all of the outstanding shares of CarMax Group Common Stock in exchange for shares of one or more Circuit City Stores subsidiaries that hold all of the assets and liabilities attributed to the CarMax group (and hold no other assets or liabilities). Pursuant to the Separation Amendment, which would be authorized if Proposal One is adopted, CarMax, Inc. will hold all of the assets and liabilities attributed to the CarMax group (and hold no other assets or liabilities). The exact number of shares of CarMax, Inc. common stock to be issued in the redemption will be equal to the number of shares of CarMax Group Common Stock outstanding at 9:00 a.m., Richmond, Virginia time, on the separation date.

•
Dividend Distribution on Circuit City Group Common Stock.    At 9:00 a.m., Richmond, Virginia time, on the separation date, Circuit City Stores would distribute as a dividend to the holders of Circuit City Group Common Stock a number of shares of CarMax, Inc. common stock equal to the number of shares of CarMax Group Common Stock reserved for the Circuit City group or for issuance to the holders of

Circuit City Group Common Stock. These reserved shares under Circuit City Stores’ articles of incorporation are treated as representing the interest in the businesses of the CarMax group reserved for the benefit of the Circuit City group or for the holders of Circuit City Group Common Stock. The total number of shares of CarMax, Inc. common stock to be delivered in the distribution would be •; but the fraction of a share to be delivered per share of Circuit City Group Common Stock will depend upon the number of shares of Circuit City Group Common Stock outstanding on the distribution record date, which date will be set by the board of directors. The record date is expected to be approximately 10 trading days before the separation date. If the record date were the date of this document, each holder of Circuit City Group Common Stock would receive approximately • of a share of CarMax, Inc. common stock for each share of Circuit City Group Common Stock held.

Circuit City Stores will round the distribution ratio to the nearest thousandth of a share, or in other words, to three decimal places (for example: 0.001). Immediately after the separation, CarMax expects to have approximately • shares of CarMax, Inc. common stock outstanding.

In summary, in the CarMax Separation:

•	if you are a holder of CarMax Group Common Stock: you would receive one share of CarMax, Inc. common stock in exchange for each share of CarMax Group Common Stock you hold on the separation date; and

•
if you are a holder of Circuit City Group Common Stock: we currently estimate that you would receive approximately • of a share of CarMax, Inc. common stock for each share of Circuit City Group Common Stock you hold on the distribution record date. The distribution will not affect the number of outstanding shares of Circuit City Group Common Stock.

Immediately following the separation, based upon the number of shares of CarMax Group Common Stock currently outstanding, former holders of CarMax Group Common Stock who receive CarMax, Inc. common stock in the redemption will initially own approximately • % of CarMax, Inc. and holders of Circuit City Group Common Stock who receive CarMax, Inc. common stock in the distribution will initially own approximately • % of CarMax, Inc. The exercise of options for CarMax Group Common Stock from the date of this proxy statement/prospectus to the redemption date would increase the proportionate interest of the former holders of CarMax Group Common Stock and decrease that of the holders of Circuit City Group Common Stock who receive CarMax, Inc. common stock in the distribution.

Subject to shareholder approval, the Circuit City Stores board of directors presently intends to effect the redemption and the distribution.

As part of the CarMax Separation Proposal and to facilitate the CarMax Separation, you are being asked to consider and approve the CarMax Separation Amendment, as set forth in Annex A, which expressly enables Circuit City Stores’ board of directors to carry out the CarMax Separation in the manner set forth in the separation agreement between Circuit City Stores and CarMax and as described in this proxy statement/prospectus. Despite approval of the CarMax Separation Proposal by the shareholders, Circuit City Stores’ board of directors may decide not to proceed with the CarMax Separation if it determines that such course is not in the interest of Circuit City Stores or its shareholders. In that case, the CarMax Separation Amendment will not become effective.

If the CarMax Separation Proposal is approved by the shareholders, the Circuit City Stores board of directors presently intends to take the following steps:

•	file with the State Corporation Commission of Virginia articles of amendment to effect the CarMax Separation Amendment;

•
authorize the redemption of the CarMax Group Common Stock pursuant to Circuit City Stores’ articles of incorporation, as amended by the CarMax Separation Amendment, and cause the appropriate notice of redemption to be mailed to the holders of the CarMax Group Common Stock; and

•	authorize the distribution by declaring the dividend.

At any time before the first mailing of the notice of redemption, Circuit City Stores’ board of directors may abandon the CarMax Separation for any reason.

The Redemption and Distribution

If approved by the shareholders, the separation is expected to occur at 9:00 a.m., Richmond, Virginia time, approximately 10 trading days after Circuit City Stores gives the notice of redemption. On the date of the separation:

•
each holder of record of CarMax Group Common Stock as of 9:00 a.m., Richmond, Virginia time, on the date of the separation would receive one share of CarMax, Inc. common stock in exchange for each share of CarMax Group Common Stock then held; and

•
each holder of Circuit City Group Common Stock as of the close of business on the distribution record date, which is expected to be 10 trading days before the date of the separation, would receive as a dividend distribution approximately • of a share of CarMax, Inc. common stock for each share of Circuit City Group Common Stock then held, as described more fully on page 23.

To be entitled to receive shares of CarMax, Inc. common stock in the redemption, holders of CarMax Group Common Stock must be shareholders as of 9:00 a.m., Richmond, Virginia time, on the date of the separation. To be entitled to receive shares of CarMax, Inc. common stock in the distribution, holders of Circuit City Group Common Stock must be shareholders at the close of business on the distribution record date.

Fractional Shares

CarMax will not issue fractional shares of CarMax, Inc. common stock to holders of Circuit City Group Common Stock as part of the distribution. Instead of receiving fractional shares, each holder of Circuit City Group Common Stock who would otherwise be entitled to receive a fractional share of CarMax, Inc. common stock will receive cash for that holder’s fractional interest, which may be taxable to that holder. For an explanation of the tax consequences of the distribution, please see “—U.S. Federal Income Tax Consequences of the Separation.” The transfer agent will, as soon as practicable after the date of the separation, aggregate fractional shares that would have otherwise been issuable to holders of record of Circuit City Group Common Stock into whole shares and sell them in the open market at the prevailing market prices and distribute the aggregate proceeds ratably to holders otherwise entitled to fractional interests. The amount of this payment will depend on the prices at which the aggregated fractional shares are sold by the transfer agent in the open market shortly after the date of the separation. CarMax will be responsible for any payment of brokerage fees. The amount of these brokerage fees is not expected to be material to CarMax.

Background and Reasons for the Separation

The Circuit City Stores board of directors has reviewed Circuit City Stores’ organizational structure to better address the strategic, operational and financial requirements of a large retail company operating in two distinct lines of business. After a thorough review of the various alternatives to restructure Circuit City Stores, the board believes that the separation of CarMax would be in the best interests of holders of Circuit City Group Common Stock and holders of CarMax Group Common Stock.

Circuit City and CarMax Operate in Significantly Different Industries

Circuit City and CarMax operate in different industries that are driven by distinct market dynamics and economics. The consumer electronics industry is generally sensitive to specific trends in consumer retail spending, both in general and in specific product categories. These trends have limited if any effect on the used automobile market. The popularity of consumer electronics products is largely driven by technology trends and the broad consumer acceptance of those trends. The pricing and perceived value concept of a given consumer electronics technology can highly influence consumer spending, which for such electronics products is largely discretionary. In contrast, the used-car market is unaffected by technology trends in consumer electronics and a used-vehicle purchase is not as discretionary a decision for most buyers as a purchase of consumer electronics.

Many factors affect the automobile industry, including general economic conditions, consumer confidence, interest rates and credit availability. Economic, competitive and other conditions at regional and local levels also affect the performance of CarMax’s used-car superstores. Adverse changes such as price-cutting by dealers, affecting some or all of CarMax’s markets or the new markets that CarMax enters, could adversely affect the business, although the consumer electronics business as a whole might not be affected. In addition, other factors particular to CarMax’s operating model may affect the specific operations and financial results of CarMax and would likely not affect the operations of the consumer electronics business. Such factors include: new entrants into the used-car market, inability to obtain funding through sale-leaseback transactions, securitization facilities or other sources, reduction in inventory availability or increase in inventory costs not reflected in retail prices, inability to dispose of vehicles acquired through the appraisal process, and decrease in the quality of the finance operation’s contract portfolio.

Continued Affiliation Burdens Management of Both Circuit City Stores and CarMax

Due to the difficulty inherent in overseeing an operation largely unrelated to its core consumer electronics business, Circuit City Stores’ management allocates significant time, expense and resources to monitoring the operations of CarMax. Overseeing CarMax dilutes Circuit City Stores management’s attention by diverting its focus from the consumer electronics business. CarMax’s management also is constrained in implementing its business plan because it operates as a subsidiary of Circuit City Stores.

As its operations have grown more mature, CarMax’s business needs have diverged from those of Circuit City Stores. As a result, the expertise of Circuit City Stores’ management (i.e., superstore inventory management and customer service), which was important when CarMax first began operations, is of less relevance to the future growth of the used-car business, which, instead, demands management focus on expansion and financing strategies. Although initially beneficial to establishing the used-car superstore business model, Circuit City Stores’ influence over all matters affecting CarMax (including financing, strategy and corporate governance) is no longer optimal for implementing CarMax’s business plan. CarMax is structurally hindered from freely exercising financial, operational and management flexibility to the same extent as its automotive retail competitors not affiliated with a diversified retailer.

The separation will permit Circuit City Stores management to focus completely on its consumer electronics business without the resource allocation burden that maintaining ownership in a fundamentally different business creates. The separation will allow CarMax management to pursue its different business needs without the constraints imposed by being part of Circuit City Stores.

CarMax Expansion and Circuit City Store Remodeling Compete for Resources and Management Time

Circuit City Stores expects to undergo a major remodeling of the video departments in approximately 300 stores, while at the same time opening 10 new stores and relocating 10 others. With total costs of a national remodeling program estimated to be in the hundreds of millions of dollars, there may be constraints on the ability to concurrently finance CarMax’s expansion.

At the same time Circuit City Stores is pursuing the remodeling program, CarMax is preparing for an aggressive expansion program. In order to maximize its economic return, achieve greater economy of scale and leverage its advertising and operating model, it is imperative that CarMax move quickly to increase market share and expand to new markets. Accordingly, critical strategic decisions are continuously required. Such demands directly compete for the focus and attention of the senior management team and Circuit City Stores’ board of directors and detract from the focus on the remodeling program.

The separation will permit management to focus its efforts on the Circuit City remodeling and relocation efforts without the burden of also focusing on CarMax’s expansion.

Circuit City and CarMax Currently Compete for Capital with Sub-Optimal Capital Structures

The consumer electronics business and the automotive retail business have significant capital needs that must be financed in different ways due to the inherent differences in their respective business models. CarMax is a high growth business, but is limited in its access to the most appropriate sources of capital because of Circuit City Stores’ more conservative capital structure and restrictions under its credit agreements. Conversely, Circuit City is a mature business, but its access to capital is constrained because of capital demands at CarMax.

Consumer electronics businesses typically fund their working capital, mainly inventory, with trade credit (accounts payable) and have bank facilities in place for times of credit need. In contrast, used-car retailers typically fund their working capital needs, mainly used automobiles, with floor plan financing. No trade credit exists to used-car retailers and bank loans typical to retailers are generally not available. Being part of Circuit City Stores, CarMax is not able to fund its day-to-day operations and growth by the most efficient means available to the used-car industry, and is therefore at a disadvantage relative to its competitors.

CarMax’s ability to optimize its floor plan financing and overall leverage has been limited by its affiliation with Circuit City Stores and has competitively disadvantaged, and management believes will continue to competitively disadvantage, CarMax.

Circuit City and CarMax Currently Have Constraints on Retirement Plans

Employees of Circuit City and CarMax currently participate in the same retirement plans. To minimize the disruption to employees from the separation, CarMax will adopt retirement plans that are identical to Circuit City Stores’ existing retirement plans. After the separation, each company will have more flexibility to establish retirement plans that are the most appropriate for its employees without the constraints of the federal tax rules that currently apply to CarMax as a subsidiary of Circuit City Stores. Because of differences in the workforces at Circuit City and CarMax, CarMax anticipates that it may make changes in its retirement plans in the future to provide benefits that are more attractive to its employees.

Other Considerations

The Circuit City Stores board of directors considered other factors relating to the separation, including its expectation that the separation will not be taxable for U.S. federal income tax purposes to Circuit City Stores or CarMax, or to holders of Circuit City Group Common Stock or CarMax Group Common Stock. Circuit City Stores has requested a private letter ruling from the Internal Revenue Service confirming this tax-free treatment. Furthermore, the Circuit City Stores board of directors was aware and considered that both Circuit City Stores’ and CarMax’s ability to engage in significant stock transactions could be limited or restricted after the separation to preserve the tax-free nature of the separation to Circuit City Stores. For further discussion, see “U.S. Federal Income Tax Consequences of the Separation” on page 36.

The Circuit City Stores board of directors also considered other potential risks and consequences to CarMax and to Circuit City Stores associated with the separation, including those described in “Risk Factors—Risk Factors Relating to the Separation,” but believed that the considerations described above outweighed those risks.

Recommendation of Circuit City Stores’ Board of Directors

Circuit City Stores’ board of directors has determined that the adoption of the CarMax Separation Proposal (including the amendments to Circuit City Stores’ articles of incorporation that are a part of the proposal) is in the best interests of Circuit City Stores and its shareholders and, accordingly, unanimously recommends that holders of Circuit City Group Common Stock and CarMax Group Common Stock vote FOR the CarMax Separation Proposal.

Surrender of Certificates for Shares of CarMax Group Common Stock

Holders of CarMax Group Common Stock who hold physical certificates will be required to surrender their share certificates to receive certificates for their shares of CarMax, Inc. common stock. In connection with the notice of redemption, CarMax will deliver to the holders of record of CarMax Group Common Stock a letter of transmittal containing written instructions for exchanging their share certificates of CarMax Group Common Stock for shares of CarMax, Inc. common stock. From and after the date of the first mailing of the notice of redemption, letters of transmittal also will be available from the information agent. Certificates for shares of CarMax Group Common Stock should not be surrendered for redemption before the date of the separation and will not be accepted by Circuit City Stores if so surrendered.

Pursuant to Circuit City Stores’ articles of incorporation, from and after the date of the separation, holders of CarMax Group Common Stock will become holders of CarMax, Inc. common stock, and their rights as holders of CarMax Group Common Stock will cease, except for the right to receive share certificates of CarMax, Inc. common stock. For example, a holder of shares of CarMax Group Common Stock that does not surrender its share certificates following the date of the separation will not be entitled to receive dividends or distributions, if any, paid on CarMax, Inc. common stock until its share certificates are surrendered to the transfer agent. From and after the date of the separation, CarMax will be entitled to treat certificates for shares of CarMax Group Common Stock that have not been surrendered as certificates for shares of CarMax, Inc. common stock for all relevant purposes.

Distribution of Shares to Holders of Circuit City Group Common Stock

Holders of Circuit City Group Common Stock will not be required to take any action to receive their distribution of shares of CarMax, Inc. common stock in the separation.

For shareholders who own Circuit City Group Common Stock through a broker or other nominee, their shares of CarMax, Inc. common stock will be credited to these shareholders’ accounts by the broker or other nominee. Fractional shares will not be distributed.

Comparison of Rights of Holders of CarMax Group Common Stock before the Separation with Rights of Holders of CarMax, Inc. Common Stock After the Separation

The following is a comparison of the rights of holders of CarMax Group Common Stock and rights of holders of CarMax, Inc. common stock after the CarMax Separation. This summary should be read together with the more detailed information contained in this proxy statement/prospectus under “Description of CarMax Capital Stock after the Separation” beginning on page 85.

	CarMax Group Common Stock	CarMax, Inc. Common Stock (after the separation)

Dividends:	Circuit City Stores currently does not, and does not expect to, pay dividends on the CarMax Group Common Stock for the foreseeable future.	CarMax, Inc. currently does not intend to pay dividends on the CarMax, Inc. common stock for the foreseeable future.

Dividends on the CarMax Group Common Stock may be paid at the discretion of Circuit City Stores’ board of directors based primarily upon the financial condition, results of operations and business requirements of the CarMax group and Circuit City Stores as a whole. Dividends are payable out of the lesser of:
•  the assets of Circuit City Stores legally available for the payment of dividends, and
•  the assets that would be available for payment of dividends on the CarMax Group Common Stock under Virginia law if the CarMax group were a separate company.

Dividends on the CarMax, Inc. common stock will be limited to legally available assets under Virginia law and will be payable at the discretion of the CarMax board of directors. Payment will be based primarily upon the financial condition, results of operations and business requirements of CarMax after the separation.

Voting Rights:
Except when voting as a separate group with respect to significant corporate events, holders of CarMax Group Common Stock and Circuit City Group Common Stock generally vote together as a single group. When voting together, each share of CarMax Group Common Stock has a variable vote based on the relative average market value of a share of CarMax Group Common Stock compared to a share of Circuit City Group Common Stock.
One vote per share.

	CarMax Group Common Stock	CarMax, Inc. Common Stock (after the separation)

Proceeds Received by Shareholders Upon Disposition of 80% or More of the Properties and Assets Attributed to the CarMax Group:
Holders would either
(1) receive a distribution, either by dividend or the redemption of shares, in an amount equal to their proportionate interest in the fair value of the net proceeds of the disposition or (2) their shares would be converted into the number of shares of Circuit City Group Common Stock equaling 110% of the relative market values of the CarMax Group Common Stock and Circuit City Group Common Stock.
None

Conversion at the Option of the Board of Directors:	Convertible into the number of shares of Circuit City Group Common Stock equaling 115% of the relative average market values of CarMax Group Common Stock and Circuit City Group Common Stock.	Not convertible

Redemption in Exchange for the Stock of a Subsidiary at the Option of the Board of Directors:	Redeemable for common stock of one or more Circuit City Stores subsidiaries holding all of the assets and liabilities attributed to the CarMax group.	Not redeemable

Liquidation:
Receive remaining assets on a per share basis in proportion to liquidation units per share. Each share of CarMax Group Common Stock presently has one liquidation unit, subject to adjustment if shares of either group are subdivided, combined or distributed as a dividend.
Receive the net assets of CarMax in equal amounts per share if a distribution of assets is made to holders of CarMax, Inc. common stock.

Management and Allocation Policies:
The Circuit City Stores board of directors follows certain allocation policies with respect to both groups, including:
• the centralized management of most financial activities,
• the allocation of indebtedness or preferred stock between the groups,
Not applicable

	CarMax Group Common Stock	CarMax, Inc. Common Stock (after the separation)

Shareholders of Separate Companies:
•  the accounting for transfers of cash or property from one group to the other,
•  the financial impacts of issuances of additional shares of stock, and
•  the allocation of federal income taxes and tax benefits.
Holders of CarMax Group Common Stock are subject to the risks associated with an investment in Circuit City Stores and all of our businesses, assets and liabilities. The financial results and position of the Circuit City group can affect the results of operations and financial position of the CarMax group.
CarMax and Circuit City Stores will be independent, separately traded public companies.

Listing:	Listed on the NYSE under the symbol “KMX.”	The NYSE has approved, subject to official notice of issuance, the listing of the CarMax, Inc. common stock under the symbol “KMX.”

Comparison of Rights of Holders of Circuit City Group Common Stock before the Separation with Rights of Holders of Circuit City Common Stock after the Separation

The following is a comparison of the rights of holders of Circuit City Group Common Stock and rights of holders of Circuit City common stock after the CarMax Separation. This summary should be read together with the more detailed information contained in this proxy statement/prospectus under “Description of Circuit City Stores Capital Stock after the separation” beginning on page 92.

	Circuit City Group Common Stock	Circuit City Common Stock (after the separation)

Dividends:	The Circuit City group’s quarterly dividend rate is currently $0.0175 per share of Circuit City Group Common Stock.	Circuit City Stores intends to pay dividends on the Circuit City common stock after the separation at an initial quarterly rate of $0.0175 per share.

Dividends on the Circuit City Group Common Stock are paid at the discretion of our board of directors based primarily upon the financial condition, results of operations and business requirements of the Circuit City group, the CarMax group and Circuit City Stores as a whole. Dividends are payable out of the lesser of:
•  the assets of Circuit City Stores legally available for the payment of dividends, and
•  the assets that would be available for payment of dividends on the Circuit City Group Common Stock under Virginia law if the Circuit City group were a separate company.

Dividends on the Circuit City common stock will be limited to legally available assets under Virginia law and will be payable at the discretion of the Circuit City Stores board of directors. Payment will be based primarily upon the financial condition, results of operations and business requirements of Circuit City Stores after the CarMax Separation.

	Circuit City Group Common Stock	Circuit City Common Stock (after the separation)

Voting Rights:
Except when voting as a separate group with respect to significant corporate events, holders of Circuit City Group Common Stock and CarMax Group Common Stock generally vote together as a single group. The Circuit City Group Common Stock has one vote per share.
One vote per share.

Proceeds Received by Shareholders Upon Disposition of 80% or More of the Properties and Assets Attributed to the Circuit City Group:
Holders would either receive a distribution, either by a dividend or the redemption of their shares, in an amount equal to their proportionate interest in the fair value of the net proceeds of the disposition or their shares would be converted into the number of shares of CarMax Group Common Stock equaling 110% of the relative market values of the Circuit City Group Common Stock and CarMax Group Common Stock.
None

Conversion at the Option of the Board of Directors:	Convertible into the number of shares of CarMax Group Common Stock equaling 115% of the relative average market values of Circuit City Group Common Stock and CarMax Group Common Stock.	Not convertible

Redemption in Exchange for the Stock of a Subsidiary at the Option of the Board of Directors:	Redeemable for common stock of one or more Circuit City Stores subsidiaries holding all of the assets and liabilities attributed to the Circuit City group.	Not redeemable

Liquidation:
Receive remaining assets on a per share basis in proportion to liquidation units per share. Each share of Circuit City Group Common Stock has one liquidation unit, subject to adjustment if shares of either group are subdivided, combined or distributed as a dividend.
Receive the net assets of Circuit City Stores in equal amounts per share if a distribution of assets is made to holders of Circuit City common stock.

	Circuit City Group Common Stock	Circuit City Common Stock (after the separation)

Management and Allocation Policies:
The Circuit City Stores board of directors follows certain allocation policies with respect to both groups, including:
•    the centralized management of most financial activities,
•    the allocation of indebtedness or preferred stock between the groups,
•    the accounting for transfers of cash or property from one group to the other,
•    the financial impacts of issuances of additional shares of stock, and
•    the allocation of federal income taxes and tax benefits.
Not applicable

Shareholders of Separate Companies:
Holders of Circuit City Group Common Stock are subject to the risks associated with an investment in Circuit City Stores and all of our businesses, assets and liabilities. The financial results and position of the CarMax group can affect the results of operations and financial position of the Circuit City group.
Circuit City Stores and CarMax will be independent, separately traded public companies.

Listing:	Listed on the NYSE under the symbol “CC.”	Will continue to be listed on the NYSE under the symbol “CC.”

Treatment of Indebtedness and Post-Separation Financing Arrangement

We anticipate that during the first quarter of fiscal 2003, CarMax will enter into a multi-year, $200 million credit agreement secured by vehicle inventory. Some of the proceeds from this facility will be used for the repayment of allocated debt, the payment on the separation date to Circuit City Stores of a one-time special dividend of $[28.4] million, the payment of transaction expenses incurred in connection with the separation and general corporate purposes.

Contingent Lease Obligations Retained by Circuit City Stores

CarMax currently operates 23 of its sales locations pursuant to various leases under which Circuit City Stores was the original tenant and primary obligor. Circuit City Stores, and not CarMax, had originally entered into these leases so that Circuit City Stores could take advantage of the favorable economic terms available to it as a large retailer. Prior to the separation, however, Circuit City Stores assigned each of these leases to CarMax. Despite the assignment and pursuant to the terms of the leases, Circuit City Stores retained contingent liability under the leases. For example, if CarMax were to fail to make lease payments under one or more of the leases, Circuit City Stores may be forced to make those payments on CarMax’s behalf. In recognition of this ongoing contingent liability, CarMax has agreed to make a one-time special dividend payment to Circuit City Stores on the separation date. CarMax currently expects this special dividend to be $[28.4] million.

No Dissenters’ Rights

Under the Virginia Stock Corporation Act, holders of shares of CarMax Group Common Stock and Circuit City Group Common Stock will not have dissenters’ rights in connection with the CarMax Separation Proposal or the separation. From and after the date of the separation, all rights of holders of CarMax Group Common Stock will cease, except for the right to receive shares of CarMax, Inc. common stock in exchange for their shares of CarMax Group Common Stock as part of the redemption.

Solicitation Agent

Morrow & Co., Inc. has been appointed as the solicitation agent for the special meeting. Questions and requests for assistance and requests for additional copies of this document should be directed to the information agent at:

Morrow & Co., Inc.
445 Park Avenue, 5th Floor
New York, New York 10022
1-800-607-0088

Information Agent

Morrow & Co., Inc. has been appointed as the information agent for the redemption. After the date the notice of redemption is first mailed to holders of CarMax Group Common Stock, questions and requests for assistance and requests for additional copies of the letter of transmittal should be directed to the information agent at the phone number set forth in the notice of redemption. Certificates for shares should not be surrendered to the information agent.

Transfer Taxes

Holders who surrender their shares in the redemption will not be obligated to pay any transfer taxes in connection with the separation.

Interests of Certain Persons in the Separation

In considering the recommendation of Circuit City Stores’ board of directors to vote in favor of the separation, shareholders of Circuit City Stores should be aware that directors and executive officers of Circuit City Stores have interests in the separation that may be in addition to or different from the interests of shareholders generally. The Circuit City Stores board of directors was aware of these interests and considered them, among other factors, in approving the separation.

Stock Ownership

All of our directors and executive officers currently own Circuit City Group Common Stock and/or CarMax Group Common Stock and will receive CarMax, Inc. common stock in the separation. All of the Circuit City Stores directors and most of the Circuit City Stores executive officers currently own more shares of Circuit City Group Common Stock than CarMax Group Common Stock. Accordingly, they will have a larger proportionate interest in Circuit City Stores after the separation. See “Beneficial Ownership of Circuit City Group Common Stock and CarMax Group Common Stock” on page 81.

Treatment of Options, Stock Appreciation Rights and Restricted Shares

Our directors and executive officers hold options to purchase Circuit City Group Common Stock and/or CarMax Group Common Stock and own restricted shares of Circuit City Group Common Stock and/or CarMax

Group Common Stock. As of February 28, 2002, our directors and executive officers beneficially owned an aggregate of • shares of Circuit City Group Common Stock and • shares of CarMax Group Common Stock, including options to purchase Circuit City Group Common Stock and/or CarMax Group Common Stock. See “Beneficial Ownership of Circuit City Group Common Stock and CarMax Group Common Stock” on page 81. In the separation, each unexercised and unexpired option to purchase CarMax Group Common Stock will be converted into an option to purchase CarMax, Inc. common stock and each unexercised and unexpired option to purchase Circuit City Group Common Stock will remain outstanding and represent an option to purchase Circuit City common stock. Each option to purchase CarMax, Inc. common stock and Circuit City common stock will be subject to the same terms and conditions (including vesting) as the option to purchase CarMax Group Common Stock and Circuit City Group Common Stock, respectively, except that the exercise price and the number of shares for the options to purchase Circuit City common stock will be adjusted to reflect the separation. See “Proposal One: The CarMax Separation Proposal—Employee Benefits and Compensation Matters.”

In addition, our directors and executive officers hold stock appreciation rights (“SARs”) that were issued in connection with some of the stock options granted to them. Those SARs will become SARs with the same terms and conditions as were applicable to the SARs immediately prior to the separation. However, the exercise price for SARs with respect to Circuit City Group Common Stock and the number of those SARs will be adjusted to reflect the separation. For further details, see “Proposal One: The CarMax Proposal—Employee Benefits and Compensation Matters” on page 38.

In the separation, each restricted share of CarMax Group Common Stock will be converted into a restricted share of CarMax, Inc. common stock and each restricted share of Circuit City Group Common Stock will remain outstanding and represent a restricted share of Circuit City common stock. The dividend of CarMax, Inc. common stock issued in the distribution with respect to restricted shares of Circuit City Group Common Stock will be subject to the same restrictions as the underlying shares of Circuit City Group Common Stock. After the separation, those restricted shares of CarMax, Inc. common stock and Circuit City common stock (and the shares of CarMax, Inc. common stock issued in the distribution) will be subject to the same terms and conditions (including with respect to vesting) as were applicable to the restricted shares of CarMax Group Common Stock or restricted shares of Circuit City Group Common Stock, respectively, immediately before the separation.

Directorships

Upon completion of the separation, [Director #1], [Director #2], and [Director #3], each of whom is currently a director of Circuit City Stores, are expected to resign as directors of Circuit City Stores and become directors of CarMax. As such, they will be entitled to receive directors’ compensation from CarMax in the amount that CarMax provides to its non-employee directors. For a description of the compensation to be paid by CarMax to its non-employee directors, see “Information About CarMax—CarMax Management—Director Compensation” on page 68.

Accounting Treatment

We will account for the separation as a discontinuance of the businesses that currently constitute the CarMax group. The measurement date for discontinued operations for accounting purposes will be on the separation date. The assets and liabilities of CarMax, Inc. will be accounted for at the historical values carried by Circuit City Stores prior to the separation. Total costs relating to the separation, including the special dividend to be paid by CarMax to Circuit City Stores and other expenses, are estimated at $36 million, which will be borne by CarMax. CarMax has incurred approximately $400,000 of these costs through February 28, 2002.

Federal Securities Law Consequences

The issuance of the CarMax, Inc. common stock in the separation to holders of Circuit City Group Common Stock and CarMax Group Common Stock has been registered under the Securities Act of 1933, as amended. Upon issuance, these shares of CarMax, Inc. common stock may be traded freely and without restriction, except that the CarMax, Inc. common stock received by persons who are deemed to be “affiliates” (as such term is defined under the Securities Act of 1933) of Circuit City Stores prior to the separation, or of CarMax, Inc. after the separation, may be resold by them only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act of 1933 (or Rule 144, in the case of such persons who become affiliates of CarMax, Inc.) or as otherwise permitted under the Securities Act of 1933. Persons who may be deemed to be affiliates of Circuit City Stores or CarMax, Inc. are generally defined as individuals or entities that control, are controlled by, or are under common control with, Circuit City Stores or CarMax, Inc. and may include certain executive officers and directors of Circuit City Stores or CarMax, Inc.

U.S. Federal Income Tax Consequences of the Separation

In General

Summarized below are the material U.S. federal income tax consequences relating to the separation. The summary is based on the Internal Revenue Code of 1986, as amended, the Treasury regulations promulgated thereunder and interpretations of the Code and Treasury regulations by the courts and the IRS, all as they exist as of the date of this document and all of which are subject to change at any time, possibly with retroactive effect. Any such change could alter the tax consequences to Circuit City Stores, CarMax and the holders of Circuit City Group Common Stock and CarMax Group Common Stock.

This summary does not discuss all tax considerations that may be relevant to shareholders in light of their particular circumstances, nor does it address the consequences to shareholders subject to special treatment under the U.S. federal income tax laws, such as tax-exempt entities, non-resident alien individuals, foreign entities, foreign trusts and estates and beneficiaries thereof, persons who acquire CarMax, Inc. common stock pursuant to the exercise of employee stock options or otherwise as compensation, insurance companies, and dealers in securities. In addition, this summary does not address the U.S. federal income tax consequences to shareholders who do not hold Circuit City Group Common Stock or CarMax Group Common Stock as a capital asset. This summary does not address any state, local or foreign tax consequences.

All shareholders should consult their own tax advisors concerning the tax consequences of the redemption of CarMax Group Common Stock for CarMax, Inc. common stock and the distribution of CarMax, Inc. common stock to holders of Circuit City Group Common Stock in light of their particular circumstances. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular investor.

Holders who have blocks of CarMax Group Common Stock or Circuit City Group Common Stock with different per share tax bases should consult their own tax advisors regarding the possible tax basis consequences to them of the separation.

Circuit City Stores has requested a private letter ruling from the IRS that confirms, among other things, that the separation will qualify as tax-free to Circuit City Stores and the holders of Circuit City Group Common Stock and CarMax Group Common Stock under Section 355 of the Code. To the extent that the tax consequences of the redemption and distribution are discussed in this summary, if the private letter ruling is obtained, the federal income tax consequences of the redemption and the distribution will be those set forth in the ruling. Although a ruling relating to the qualification of a redemption and distribution as a tax-free transaction is generally binding on the IRS, the continuing validity of a ruling is subject to the accuracy of factual representations and assumptions. Circuit City Stores and CarMax are not aware of any facts or circumstances that would cause the representations and assumptions on which the ruling is based to be untrue.

Redemption

Assuming the receipt and continued validity of the private letter ruling from the Internal Revenue Service, for U.S. federal income tax purposes the tax consequences of the mandatory redemption are as follows:

•	no gain or loss will be recognized by, and no amount will be included in the income of, Circuit City Stores upon the redemption;

•
no gain or loss will be recognized by, and no amount will be included in the income of, holders of CarMax Group Common Stock upon their receipt of shares of CarMax, Inc. common stock in the redemption;

•
the aggregate tax basis of the shares of CarMax, Inc. common stock received by shareholders in the redemption, immediately after the redemption, will be the same as the aggregate tax basis of the shares of CarMax Group Common Stock exchanged therefor; and

•
the holding period of the shares of CarMax, Inc. common stock received by shareholders in the redemption will include the holding period of the shares of CarMax Group Common Stock with respect to which the shares of CarMax, Inc. common stock were received.

Distribution

Subject to the discussion below relating to the receipt of cash instead of fractional shares, and assuming the receipt and continued validity of the private letter ruling from the Internal Revenue Service, for U.S. federal income tax purposes the tax consequences of the distribution are as follows:

•	no gain or loss will be recognized by, and no amount will be included in the income of, Circuit City Stores upon the distribution;

•
no gain or loss will be recognized by, and no amount will be included in the income of, holders of Circuit City Group Common Stock upon their receipt of shares of CarMax, Inc. common stock in the distribution;

•	a holder of Circuit City Group Common Stock on which CarMax, Inc. common stock is distributed will apportion its tax basis in that Circuit City Group Common Stock between:

• that	stock, which will become Circuit City common stock in the holder’s hands, and

• the	CarMax, Inc. common stock received in the distribution (including any fractional shares of CarMax, Inc. common stock deemed received),

in proportion to the relative fair market values of that Circuit City Group Common Stock and the CarMax, Inc. common stock on the date of the distribution; and

•
the holding period of the shares of CarMax, Inc. common stock received by a holder of Circuit City Group Common Stock in the distribution will include the period during which that holder held the Circuit City Group Common Stock on which the CarMax, Inc. common stock is distributed.

Effect of Certain Acquisitions of Circuit City Stores or CarMax

The separation may become taxable to Circuit City Stores pursuant to Section 355(e) of the Internal Revenue Code if 50% or more of the shares of either Circuit City common stock or CarMax, Inc. common stock are found to have been acquired, directly or indirectly, as part of a plan or series of related transactions that include the separation. For this purpose, acquisitions (including acquisitions which are neither planned nor accepted or recommended by the management of the company whose stock is acquired) of Circuit City common stock or CarMax, Inc. common stock within the two years before or after the separation are presumed to be part of such a plan. If an acquisition occurs pursuant to a plan or series of related transactions that includes the separation, Circuit City Stores would have to pay a corporate tax based on the excess of the fair market value of the shares of CarMax, Inc. common stock issued in the redemption and the distribution over Circuit City Stores’ tax basis for such shares. The party who would bear the burden of the corporate tax would be determined under the tax allocation agreement. See the discussion below in “Circuit City Stores’ Relationship with CarMax after the separation—Tax Allocation Agreement.” Even if Section 355(e) were to apply to cause the separation to be taxable to Circuit City Stores, it would remain tax-free to the holders of Circuit City Group Common Stock and CarMax Group Common Stock.

Receipt of Cash Instead of Fractional Shares

No fractional shares of CarMax, Inc. common stock will be issued in the distribution. All fractional shares resulting from the distribution will be aggregated and sold by the transfer agent, and the net proceeds will be distributed pro-rata to the shareholders otherwise entitled to those such fractional shares.

A shareholder who receives cash instead of a fractional share interest in the distribution will generally recognize gain or loss in an amount equal to the difference between the amount of cash received and the portion of that shareholder’s tax basis allocable to that fractional share interest. That gain or loss will generally be treated as capital gain or loss. For taxpayers who are individuals, if their fractional share interest has a holding period for U.S. federal income tax purposes of more than one year, any such capital gain will generally be subject to a stated maximum rate of 20%. In general, for purposes of the distribution, a person’s holding period for a fractional share interest will include the period during which that person held the Circuit City Group Common Stock with respect to which the fractional share interest was received.

Backup Withholding

Under the Code, if you receive cash in lieu of a fractional share interest, you may be subject, under certain circumstances, to backup withholding at a 30% rate with respect to that cash unless you provide proof of an applicable exemption or a correct taxpayer identification number, and otherwise comply with applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against your U.S. federal income tax liability, provided you furnish the required information to the IRS.

Reporting Requirements

Current Treasury regulations require each holder of CarMax Group Common Stock or Circuit City Group Common Stock who receives CarMax, Inc. common stock pursuant to the separation to attach to his or her federal income tax return for the year in which the separation occurs, a detailed statement setting forth such data as may be appropriate in order to show the applicability of Section 355 of the Code to the separation. Circuit City Stores will provide the appropriate information to each shareholder of record.

Employee Benefits and Compensation Matters

CarMax Group Common Stock Options and Restricted Shares

Each option to purchase shares of CarMax Group Common Stock outstanding on the date of the separation will be converted into a similar option to purchase shares of CarMax, Inc. common stock. The exercise price, the number of shares covered by the option and the other terms and conditions of the options, including vesting, will be the same immediately before and after the separation.

Each restricted share of CarMax Group Common Stock will be converted into a restricted share of CarMax, Inc. common stock. After the separation, those restricted shares of CarMax, Inc. common stock will be subject to the same terms and conditions (including with respect to vesting) as were applicable to the restricted shares of CarMax Group Common Stock immediately before the separation.

Adjustment to Circuit City Group Common Stock Options, Stock Appreciation Rights and Restricted Shares

Each option to purchase Circuit City Group Common Stock will be adjusted to reflect the effect on the Circuit City Group Common Stock of the issuance of the CarMax, Inc. common stock in the distribution. The adjustment to each option is intended to preserve both the same intrinsic value and the same exercise price to market value ratio of the options immediately before and after the separation. The intrinsic value is the difference between the exercise price of an option on a share of Circuit City Group Common Stock and the market value of a share of Circuit City Group Common Stock. The exercise price to market value ratio is a fraction, the numerator of which is the exercise price of an option and denominator of which is the market value of stock subject to the option.

Each Circuit City SAR (all of which have been granted in connection with options to purchase Circuit City Group Common Stock) will become a SAR with respect to Circuit City common stock on the same terms and conditions as were applicable to the SARs immediately prior to the separation, except that the exercise price for the SARs and the number of SARs will be adjusted to reflect the separation. The adjustment to each SAR is intended to preserve both the same intrinsic value and the same exercise price to market value ratio of the SARs immediately before and after the separation.

Each restricted share of Circuit City Group Common Stock will remain outstanding and represent a restricted share of Circuit City common stock. The dividend of CarMax, Inc. common stock issued in the distribution with respect to restricted shares of Circuit City Group Common Stock will be subject to the same restrictions as the underlying shares of Circuit City Group Common Stock. After the separation, those restricted shares of Circuit City common stock (and the shares of CarMax, Inc. common stock issued in the distribution) will be subject to the same terms and conditions (including with respect to vesting) as were applicable to the restricted shares of Circuit City Group Common Stock immediately before the separation.

New CarMax Benefits Plans

CarMax intends initially to offer its eligible employees benefits that are essentially identical to the benefits currently being provided to the CarMax group employees. The following briefly summarizes the benefits that will be provided:

Pension Plan.    Effective March 1, 2002, Circuit City Stores established the CarMax pension plan for the benefit of eligible CarMax employees. The pension plan is a noncontributory defined benefit pension plan that covers employees who are at least age 21 and have completed one year of service. Benefits are based on a designated percentage of the average of compensation for the five highest of the last 10 consecutive years of employment, weighted according to years of credited service, and integrated with Social Security covered compensation. Years of credited service will include years of employment with Circuit City Stores before the date of the separation and through March 1, 2003. For CarMax pension plan purposes, compensation of participants includes base pay, bonuses, overtime and commissions and excludes amounts realized under any employee stock purchase plan or stock incentive plan. Participants may receive distribution of their benefits at normal or early retirement in the form of a life annuity based on the life of the participant, a joint and survivor annuity based on the lives of the participant and his or her beneficiary or certain other variations of the life annuity and joint and survivor annuity.

Effective as of the close of business on February 28, 2002, the Circuit City Stores pension plan transferred the assets and liabilities attributable to all CarMax employees and retirees under the Circuit City Stores pension plan to the CarMax pension plan. The assets and liabilities attributable to Circuit City Stores employees and retirees will remain in the Circuit City Stores pension plan. As of the date of the separation, CarMax will become the sponsor of the CarMax pension plan.

401(k) Plan.    The CarMax 401(k) plan will be a contributory defined contribution plan that covers employees who are at least age 21 and have completed one year of service. Under the 401(k) plan, eligible employees will be able to contribute up to 15% of their eligible compensation per year. For the first 5% of compensation contributed, employees will receive a company matching contribution equal to 25% of the amount contributed. Employee contributions and matching contributions will be maintained in a separate account in the plan. Participants will direct the investment of the contributions in the account into various investment alternatives selected by the plan administrative committee to be available under the plan. Participants will be able to change their investment selection on a daily basis. Upon a participant’s retirement or termination of employment, the participant will be able to receive a lump sum distribution of the amount in his/her account.

Employee Stock Purchase Plan.    Under the employee stock purchase plan, eligible CarMax employees who complete one year of service will be able to purchase shares of CarMax, Inc. common stock, subject to certain limitations. Employees who are considered insiders under Section 16 of the Securities Exchange Act of 1934, as amended and officers of CarMax will not be eligible to participate. Eligible employees will be able to purchase, through payroll deduction, CarMax, Inc. common stock equal to 2% to 10% of eligible compensation, up to a maximum of $7,500 per year. For each $1.00 contributed by eligible employees, CarMax will match $0.15. The CarMax, Inc. common stock purchased with the contributions will be held in an account maintained for each participating employee. Participating employees will have all the rights of shareholders with respect to shares of
CarMax, Inc. common stock acquired under the plan, including the right to vote such shares and receive annual reports. A participating employee will at any time be able to terminate participation in the plan. At that time, the employee will receive, at his election, either the shares in his account, or the cash value of the shares in his account.

Stock Incentive Plans.    CarMax will maintain a stock incentive plan or plans for its management, key-employees and outside directors. The plans will be administered by the compensation committee of the CarMax board of directors. The compensation committee will be able to make incentive awards in the form of stock options, stock appreciation rights or restricted stock. The compensation committee will have the discretion to determine when to grant incentive awards, which eligible employees will receive incentive awards, whether the awards will be options, stock appreciation rights or restricted stock and the number of shares allocated to each incentive award.

Options to purchase shares of CarMax, Inc. common stock may be incentive stock options or nonstatutory stock options. The option price will not be less than 100% of the fair market value of the CarMax, Inc. common stock on the date of the option grant. Options will only be exercisable at the times specified by the compensation committee, provided however, that incentive stock options will only be exercisable within the periods permitted by the Internal Revenue Code.

Restricted stock issued pursuant to the plan will be subject to the following general restrictions:

•	no shares will be permitted to be sold, transferred, pledged, or otherwise encumbered or disposed of until the restrictions have lapsed or been removed, and

•
if a holder of restricted stock ceases to be employed by CarMax or any of its affiliates, any shares of restricted stock on which the restrictions have not lapsed or been otherwise removed will be forfeited.

Welfare Benefit Plans.    CarMax will implement welfare benefit plans that will provide benefits that are substantially similar to the benefits that CarMax employees are currently receiving. These plans will provide eligible employees with various benefits, including health benefits, dental benefits, short- and long-term disability benefits, life and supplemental life insurance benefits, travel accident benefits, dependent care assistance and educational assistance plans. The CarMax welfare plans will give CarMax employees service credited under the Circuit City Stores employee benefit plans for purposes of eligibility, vesting, or other waiting period requirements. In addition, the CarMax plans will waive, with respect to CarMax employees, their spouses and dependents who are eligible to participate in the Circuit City Stores employee benefit plans, all limitations with respect to pre-existing medical conditions and exclusions, and will give such employees credit for any moneys paid toward the annual deductibles under the Circuit City Stores employee benefit plans as of the date the CarMax plans are effective.

Executive Plans.    CarMax, Inc. will implement a retirement benefit restoration plan to maintain compensation competitiveness and to create a retirement program that restores benefits for CarMax, Inc.’s more senior executives who are affected by Internal Revenue Code limits on benefits provided under the CarMax, Inc. pension plan. Subject to an annual limit, the benefit restoration plan and the pension plan together will provide benefits to all employees affected by the Internal Revenue Code limits at approximately the same percentage of compensation as for other employees. CarMax, Inc.’s Chief Executive Officer and the four other most highly compensated officers of CarMax, Inc. will also participate in this plan.

Employment Agreements and Change-In-Control Arrangements.    CarMax has employment agreements with each of its executive officers and other management employees that will continue after the separation. Generally, these agreements provide for annual salary review and participation in CarMax’s bonus, stock incentive and other employee benefits programs. These agreements also provide for continuation of base salary for one year following termination by CarMax without cause, including a termination by the employee due to a reduction in base salary, significant reduction in responsibilities, or (except for Mr. Ligon) a required job transfer to another market area. In those circumstances, Mr. Ligon’s agreement also provides that he will be paid a prorated bonus if termination occurs in the last six months of the fiscal year. The salary continuation extends for another year under Mr. Ligon’s agreement if the termination without cause follows a change of control. CarMax’s salary continuation obligation will decrease by up to 50 percent if the individual secures alternative employment; however, no decrease will occur if Mr. Ligon’s termination occurs within two years after a change of control. In addition, if Mr. Ligon voluntarily terminates the employment relationship within one year following a change of control, Mr. Ligon will be entitled to continuation of base salary for one year and potential payment of a bonus as indicated above. Each agreement contains provisions confirming the employee’s obligation to maintain the confidentiality of proprietary information and not to compete with CarMax for one year after the termination of his employment or solicit CarMax employees for two years. The employment agreements with the executive officers became effective as follows: Mr. Ligon—1995, Mr. Browning—1996, Mr. Folliard—1996, Mr. Dolan—1996, and Mr. Kunkel—1998.

Listing and Trading of CarMax, Inc. Common Stock

Currently, there is no public market for CarMax, Inc. common stock. CarMax has applied to list CarMax, Inc. common stock on the New York Stock Exchange under the symbol “KMX.” The NYSE has approved the listing subject to official notice of issuance. Circuit City Stores cannot assure you as to the price at which CarMax, Inc. common stock will trade. The trading prices of CarMax, Inc. common stock after the separation may be less than, equal to or greater than the trading price of CarMax Group Common Stock before the separation. “KMX” is the same symbol under which CarMax Group Common Stock has traded on the NYSE. However, trading in CarMax Group Common Stock under that symbol will end at the close of trading on the trading day before the date of the separation, and trading in CarMax, Inc. common stock under that symbol will begin at the start of trading on the date of the separation.

Expenses

Excluding the special dividend, the expenses of the separation are estimated to be approximately $8 million. CarMax will bear these expenses.

PROPOSAL TWO:    THE CLEAN-UP AMENDMENT PROPOSAL

General

In addition to the CarMax Separation Proposal, you are also being asked to consider and approve the Clean-Up Amendment to Circuit City Stores’ articles of incorporation, as set forth in Annex B, which will become effective after the CarMax Separation. This Clean-Up Amendment would remove the provisions of the Circuit City Stores articles of incorporation that provide for the two currently outstanding series of Circuit City common stock—the CarMax Group Common Stock and the Circuit City Group Common Stock—and would provide for a single series of common stock in substantially the manner set forth in Circuit City Stores’ articles of incorporation before they were amended to authorize the CarMax Group Common Stock.

If the Clean-Up Amendment Proposal is approved and the Circuit City Stores board of directors proceeds with the CarMax Separation, Circuit City Stores will file with the State Corporation Commission of Virginia, once the CarMax Group Common Stock has been redeemed, articles of amendment to the articles of incorporation to effect the Clean-Up Amendment. As a result of the filing of the Clean-Up Amendment, the Circuit City Group Common Stock will become the only series of common stock of Circuit City Stores and will be redesignated as “Common Stock” of Circuit City Stores, Inc.

If the CarMax Separation Proposal is not approved by our shareholders at the special meeting, we will not present the Clean-Up Amendment Proposal to shareholders for their approval at the special meeting. Despite approval of the Clean-Up Amendment by the shareholders, we will not file the Clean-Up Amendment with the State Corporation Commission of Virginia, and the Clean-Up Amendment will not become effective, if the CarMax Separation does not occur. Thus, if the Circuit City Stores board of directors decides not to proceed with the CarMax Separation, then the Clean-Up Amendment will not be filed, and the CarMax Group Common Stock will continue as a series of Circuit City Stores, Inc. common stock.

Recommendation of the Circuit City Stores Board of Directors

Following the redemption of all of the CarMax Group Common Stock in the separation, there will no longer be any CarMax Group Common Stock outstanding. In addition, following the separation, Circuit City Stores will no longer own the CarMax group business. As a result, there will no longer be a need for a series of common stock for the CarMax group. Therefore, Circuit City Stores’ board of directors has determined that the Clean-Up Amendment is in the best interests of Circuit City Stores and its shareholders and, accordingly, unanimously recommends that holders of Circuit City Group Common Stock and CarMax Group Common Stock vote FOR the Clean-Up Amendment Proposal.

INFORMATION ABOUT CARMAX

THE CARMAX BUSINESS

Overview

CarMax is a leading retailer of used cars and light trucks in the United States with 40 retail units as of February 28, 2002, operated from 38 locations, including 35 used-car superstores and three stand-alone new-car franchises. As of February 28, 2002, CarMax operated 18 new-car franchises, 15 of which were co-located or integrated with its used-car superstores. Used-car sales, which are the major part of CarMax’s business, represented approximately 82% of its total vehicle sales in dollars in fiscal 2002. CarMax stores are located in the Southeast, Midwest, Mid-Atlantic and West.

CarMax purchases, reconditions and sells used vehicles. In addition, CarMax sells new vehicles under franchise agreements with DaimlerChrysler, Mitsubishi, Nissan, Toyota, Ford and General Motors. CarMax provides its customers the opportunity to purchase vehicles the same way they buy other retail products, with friendly service and non-negotiated, low prices. CarMax has separated the practice of trading in a used vehicle in conjunction with the purchase of another vehicle into two distinct and independent transactions. CarMax provides an appraisal that allows current vehicle owners to sell their cars to CarMax regardless of their intent to purchase a vehicle from CarMax. CarMax also provides its customers with a full range of related services, including the financing of vehicle purchases through its own financing operation, the sale of extended warranties and vehicle repair service. Since Circuit City Stores’ initial public offering of CarMax Group Common Stock in fiscal 1997, net sales and operating revenue have grown from $510.2 million in fiscal 1997 to $3.2 billion in fiscal 2002, representing a 44% compound annual growth rate. Net earnings have increased from a net loss in fiscal 1997 of $9.3 million to net income of $45.6 million in fiscal 2001. Fiscal 2002 net earnings are expected to be announced on April 2, 2002.

History and Background

Circuit City Stores, a leading U.S. consumer electronics retailer, established the CarMax used-vehicle business in 1993 to revolutionize the highly fragmented used-vehicle retail market. CarMax was the first used-vehicle retailer to offer a large selection of quality used vehicles at low, “no-haggle” prices using a customer-friendly sales process in an attractive, modern sales facility.

CarMax has designed a strategy to better serve this market by addressing what CarMax believes to be the major sources of dissatisfaction with traditional used-car retailing and to maximize operating efficiencies with sophisticated systems and standardized operating procedures and store formats. Circuit City’s focus on customer satisfaction and operating efficiency has enabled it to become one of the largest consumer electronics retailers in the United States. At its inception, CarMax leveraged Circuit City’s operational expertise, innovative systems and resources to develop the used-vehicle retailing concept, to develop store prototypes and proprietary systems and to implement effective financial and operational controls.

Industry Overview

Automotive retailing, with approximately $755 billion in calendar year 2001 sales, is the largest consumer retail market in the United States, representing approximately 7% of the U.S. gross domestic product. Used-vehicle sales in 2001 were estimated at $376 billion, of which approximately $267 billion were generated by franchised and independent dealers and the balance in privately negotiated transactions. CarMax is focused on the late-model segment of the used-car market, which primarily includes one-year-old to six-year-old used cars. CarMax believes that conditions in the used-vehicle retail market, coupled with CarMax’s operating and growth strategies, provide it with the opportunity for substantial growth.

CarMax believes that although the number of franchised dealers has declined to approximately 22,000 over the last four years, further consolidation of franchised dealers could occur as megadealers continue to put competitive pressures on undercapitalized dealers, individual dealership owners reach retirement age and manufacturers continue to press for greater efficiency in their distribution networks. Notwithstanding this trend, the industry today remains highly fragmented, with few large dealers. According to Automotive News, the top 100 franchised dealer groups in calendar year 2000, the latest year for which data is available, accounted for less than 4% of used-vehicle unit sales and less than 14% of new-car unit sales in the United States. CarMax believes that the size and fragmented nature of the used-vehicle industry and the historically high rate of customer dissatisfaction with the traditional used-car sales process offer CarMax significant opportunities for market share growth.

Competitive Strengths

CarMax has pioneered and implemented operating strategies and a unique consumer offer that CarMax believes enhances customer satisfaction and loyalty and maximizes operating efficiency. CarMax believes it has the following competitive strengths.

Low, “No-Haggle” Prices

CarMax has implemented an everyday low-price strategy under which CarMax sets “no-haggle” prices on its used and new vehicles. Its used-car prices are, on average, $1,700 below the Kelley Blue Book price. CarMax believes most prices are at or below the best negotiated price in the market. Prices on all vehicles are clearly displayed on each vehicle’s information sticker, on CarMax.com and in CarMax’s newspaper advertising. CarMax has extended its “no-haggle” philosophy to every stage of the vehicle transaction, including trade-ins, financing rates, accessories, extended warranty pricing and its low vehicle documentation fees.

Broad Selection of High-Quality Vehicles

Each CarMax used-car location features a broad selection of top-quality domestic and imported used cars and trucks, with a wide range of prices appealing to a large range of potential customers. CarMax stores vary in inventory size from 250 to 800 vehicles depending on local market size and consumer demand. CarMax’s used-car selection covers popular brands by manufacturers such as DaimlerChrysler, Ford, General Motors, Honda, Mitsubishi, Nissan and Toyota and specialty brands like BMW and Lexus. To ensure that CarMax’s quality standards are maintained, vehicles undergo a comprehensive, certified quality inspection by its service technicians as well as a thorough reconditioning process. CarMax backs its commitment to quality with a five-day or 250-mile money-back guarantee and an industry-leading limited 30-day warranty.

Efficient, Customer-Friendly Sales Process

CarMax has developed a streamlined, innovative sales process that redefines the way consumers buy vehicles. CarMax believes that the major causes of consumer dissatisfaction with the traditional car-buying experience include:

•	dealers’ attempts to combine the vehicle purchase transaction with the trade-in transaction, financing and the sale of related products;

•	confrontational negotiations between the customer and the dealer;

•	difficulty the customer experiences in obtaining sufficient information to make informed decisions;

•	interaction with multiple personnel at different stages of the buying process; and

•	hidden costs and inflated prices embedded in the sales process.

By contrast, the CarMax process enables customers to evaluate separately each step of the sales process described below and to make informed decisions at each step based on complete information about their options and associated prices. To increase efficiency, the same sales consultant, as well as the customer-friendly, proprietary CarMax point-of-sale system, assists the customer throughout the CarMax sales process. CarMax designed the elements of the CarMax offer to create a customer-friendly experience. CarMax’s “no-haggle” pricing allows its sales consultants to focus solely on its customers’ needs. The entire purchase process, including a test-drive and financing, can be completed in less than one hour. CarMax conducts extensive market research to measure its customer service record and to refine its consumer offer.

•
Selection and Price.    Customers can use CarMax’s in-store information system or CarMax’s Web site to electronically search CarMax’s inventory for vehicles that meet their model and feature requirements and price range. The CarMax information system displays a color picture of each vehicle and optionally generates a vehicle information sheet with the vehicle price and selected features for the customer’s reference and a map directing the customer to the vehicle’s location on the lot. Prices are clearly displayed, along with selected vehicle features, on each vehicle’s price and information window sticker. The CarMax low, “no-haggle” price policy assures all customers the same low price and avoids confrontational price negotiations.

•
Trade-ins.    CarMax has replaced the traditional “trade-in” transaction with a process in which CarMax trained buyers appraise any vehicle, usually in 30 minutes or less, and provide the vehicle’s owner with a written guaranteed cash offer that is good for seven days or 300 miles. An appraisal is available to everyone free of charge, whether or not the individual is purchasing a vehicle from CarMax. In contrast to traditional dealers who seek to combine the vehicle purchase and trade-in transactions, the CarMax sales process enables the customer to separately evaluate and make an informed decision with respect to each transaction.

•
Financing.    CarMax’s sales consultants use the CarMax information system to electronically submit financing applications and receive responses on prime financing from either CarMax’s finance operation or Bank of America, or both, typically in less than five minutes. Non-prime financing is also provided through the CarMax information system by a variety of third-party lenders. Customers are then able to review online with the sales consultant financing options and terms from each financing source that CarMax uses, including the amount financed, interest rate, term and monthly payment. CarMax believes that, by contrast, traditional dealers frequently offer inflated financing terms to customers and do not clearly separate the components of the financing transaction.

•
Extended Warranties.    CarMax offers extended warranties that have been designed to its specifications. CarMax believes that superior coverage and low, fixed prices distinguish its extended warranties from those of its competitors. Through the CarMax information system, the customer can review online with the sales consultant all available extended warranty options and costs and make an informed, unpressured decision. In contrast, at many traditional dealers, customers may feel pressured into buying extended warranties they do not want at inflated prices.

•
CarMax.com.    The CarMax Web site, CarMax.com, offers complete inventory and pricing search capabilities. Inventory information on the more than 14,000 cars available in the CarMax nationwide inventory is updated daily. CarMax.com includes all the detailed vehicle information available at the store such as pictures of each vehicle, prices, features, specifications and store locations as well as sorting and comparison features that allow consumers to easily compare vehicles. The site also includes features such as detailed vehicle reviews, payment calculators and an option to estimate trade-in values via a link with Kelley Blue Book. CarMax believes these features make it easier for consumers to meet all of their auto research needs on CarMax.com and, based on a study CarMax conducted in calendar year 2000, have contributed to site visit times that are 50% longer than comparable car sites. Both used-car and new-car customers can contact dedicated Internet sales consultants online via CarMax.com, by telephone or by fax. Customers can work with these sales consultants from the comfort of home— including applying for financing—and need only visit the store to sign the paperwork and pick up their vehicle.

CarMax’s sales consultants play a significant role in ensuring a customer-friendly sales process. Sales consultants, including both full- and part-time employees, are compensated on a commission basis. The amount of the commission is a fixed dollar amount per vehicle sold. By contrast, sales and finance personnel at traditional dealerships often receive higher commissions for negotiating higher prices and for steering customers toward vehicles with higher gross margins. Most of CarMax’s sales consultants have had prior retail experience before joining CarMax, and CarMax places great emphasis on integrity and customer-relations skills in its hiring policies and training programs. Few of CarMax’s sales consultants have had prior experience in automobile sales.

Sophisticated Information Systems and Inventory Management Systems and Controls

CarMax’s stores are supported by an advanced information system that improves the customer experience while providing tightly integrated automation of all operating functions. Customers can select a range of vehicles using touch-screen computers that display their choices and provide a map of the lot to assist them in their selection of a vehicle. CarMax’s inventory management system includes bar codes on each vehicle and each on-site parking place. Daily scanning tracks movement of vehicles on the lot and an electronic gate helps track test drives for vehicles and sales consultants. Online financing and computer-assisted document preparation ensure rapid completion of the sales transaction. Behind the scenes, CarMax’s proprietary store technology provides its management with real-time intelligence about every aspect of store operation, such as inventory management, pricing, vehicle transfers, wholesale auctions and sales consultant productivity.

Through CarMax’s inventory management systems and controls, CarMax minimizes inventory carrying costs. The CarMax information system enables each vehicle to be tracked throughout the sales process. Using the information provided by the CarMax information system and applying sophisticated statistical modeling techniques, CarMax is able to optimize its inventory mix and display by store, anticipate future inventory needs at each store, evaluate sales consultant performance and refine its vehicle pricing strategy.

Business Strategy

CarMax has established a strong foundation for future growth based upon its unique knowledge of the used-car market, its established presence in key locations and its ability to execute its business plan in a market subject to continuous change. Since Circuit City Stores’ initial public offering of CarMax Group Common Stock in February 1997, CarMax has refined its operating strategies and has emerged as a leading retailer of used cars and light trucks in the United States. CarMax believes that it is well-positioned to succeed in the highly competitive automotive retail industry. Specifically, CarMax has enhanced its ability to identify profitable markets, determine the appropriate store formats to fit those markets and effectively manage pricing and inventory mix.

Since 1997, CarMax has modified and re-established its new-store growth model to move away from large-format superstores. Despite the success of its large-format superstores in Norcross, Georgia, and Laurel, Maryland, in its Miami, Tampa, Houston, Dallas and Chicago markets, this format proved less effective. CarMax found that customers in these metropolitan markets were unwilling to travel great distances to its large-format superstores, resulting in stores that were too large and that underserved CarMax’s target customer base. Rather, customers preferred to patronize stores that were closer to their homes. Consequently, CarMax plans to expand its number of stores by adding standard superstores (formerly referred to as “A” superstores) in new, mid-sized markets that can be served effectively with one CarMax superstore, together with satellite fill-in superstores in existing multi-store markets. In fully-developed, mid-sized markets, CarMax intends to test whether increased penetration may be achieved by adding a satellite superstore. CarMax believes that by focusing on mid-sized markets and satellite fill-in superstores over the near term, it can achieve a higher return on its investment with lower risk. This approach also allows CarMax to postpone entering large multi-store markets until its hub-and-satellite model in existing large multi-store markets has matured further and provides CarMax the opportunity to better anticipate the number, location and types of stores that will be required in such markets.

CarMax plans to open 22 to 30 stores over the next four years. CarMax opened two superstores late in fiscal 2002, a standard-sized superstore in the new market of Greensboro, North Carolina, and a satellite superstore in the greater Chicago market. In fiscal 2003, CarMax intends to open four to six superstores. These stores will be a combination of superstores in new mid-sized markets and additional satellite superstores in existing markets. CarMax expects to open six to eight new stores, including superstores and satellite superstores, in each of fiscal 2004, 2005 and 2006, depending upon market opportunities and management’s comfort with sales and profitability projections. CarMax expects that the following business strategies will help it improve its sales growth and enhance its profit margins.

Enter New Mid-Sized Markets

A “mid-sized market” typically has a population of 1.0 to 2.5 million people. CarMax is currently in eight mid-sized markets including Richmond, Raleigh, Charlotte, Orlando, San Antonio, Greenville (South Carolina), Nashville and Greensboro. CarMax believes that more than 30 additional mid-sized markets may be suitable for its standard store prototype. The standard store prototype is approximately 45,000 to 50,000 square feet on 10 to 14 acres with approximately 24 service and reconditioning bays. CarMax believes that focusing on mid-sized markets enhances its sales growth and profitability due to the following factors:

•	site selection and real estate acquisition typically are simpler in mid-sized markets;

•	establishing consumer awareness is easier in a mid-sized market because all forms of media can be used economically to achieve broad consumer reach; and

•	as a group, CarMax’s mid-sized markets have the highest average return on investment of all store types.

Expand Presence in Existing Markets Using CarMax’s Hub-and-Satellite Fill-in Store Strategy

Under CarMax’s hub-and-satellite strategy, a satellite superstore uses the reconditioning, purchasing and business office operations of a nearby full-sized hub superstore. The consumer offer is identical in both hub superstores and satellite superstores. These hub stores have service facilities that provide regular maintenance and warranty service typical of any new-car dealership and also recondition all used vehicles prior to sale at both the hub superstore and any related satellite superstore. A prototypical satellite superstore operates on a five-to six-acre site with an approximately 14,000 square-foot facility. The satellite facility houses offices, a showroom and four to seven service bays for regular maintenance and warranty service.

In addition to entering new mid-sized markets, CarMax plans to focus on adding satellite fill-in superstores in underserved trade areas in its existing multi-store markets, which include Washington/Baltimore, Chicago, Atlanta, Dallas, Houston, Miami and Tampa. CarMax has identified approximately 10 underserved trade areas to target in these markets. CarMax is focusing on the addition of satellite fill-in superstores in existing markets because:

•	satellite superstores leverage existing facilities and management in those markets;

•	satellite superstores present the same consumer offer, including size of inventory, on one-half to one-third the acreage of a standard superstore; and

•	satellite superstores require little or no incremental advertising.

CarMax also plans to test adding satellite superstores in existing mid-size markets to determine whether CarMax can profitably add market share in those markets.

The three prototypical satellite fill-in superstores CarMax has opened so far in multi-store markets, located in Rockville, Maryland; Plano, Texas; and Houston, Texas, were profitable in their first year.

Continue to Develop and Take Advantage of CarMax’s Sophisticated Information Systems and Controls

Advanced information systems, which are a key to CarMax’s successful inventory management, provide CarMax stores with the ability to anticipate future inventory needs and manage its pricing strategy. Through this centralized system, CarMax is able to immediately integrate new stores into its network of CarMax stores, allowing the new stores to rapidly achieve operating efficiency. CarMax continues to enhance and refine its information systems, which CarMax believes to be a core competitive strength.

Enhance Margins

Late in fiscal 1999, CarMax curtailed its geographic expansion program and initiated a profit improvement program that targeted the following elements:

•	gross margin improvement;

•	reduction of non-store overhead;

•	reduction of costs through improved operational effectiveness and sales and store productivity; and

•	incremental sales opportunities through retail service and accessory sales.

The profit improvement program helped CarMax achieve profitability in fiscal 2000 and contributed towards increased profits in fiscal 2001. Increases in comparable store sales were the primary contributor to increased profits in the first nine months of fiscal 2002. CarMax believes this growth will produce significant store operating profits.

CarMax Used-Vehicle Operations

Vehicles

CarMax offers its customers a broad selection of makes and models of used vehicles, including both domestic and imported cars and light trucks, at competitive prices. CarMax’s used-car selection covers popular brands from manufacturers such as DaimlerChrysler, Ford, General Motors, Honda, Mitsubishi, Nissan and Toyota and specialty brands like BMW and Lexus. To appeal to the vast array of consumer preferences and budgets, CarMax offers used vehicles under two programs—the CarMax program and the ValuMax program. CarMax program used cars are less than six years old, have fewer than 60,000 miles and generally range in price from $8,500 to $30,000. ValuMax program used cars are more than six years old or have 60,000 miles or more and generally range in price from $5,500 to $19,000.

CarMax performs a comprehensive, certified quality inspection of each used vehicle. CarMax’s commitment to quality is demonstrated to the customer through a five-day or 250 mile money-back guarantee and an industry-leading limited 30-day warranty. Each CarMax program vehicle must pass a comprehensive quality inspection that covers all major and minor mechanical systems and all safety functions as well as cosmetic criteria. Each ValuMax program vehicle must pass a quality inspection covering most major mechanical systems and all safety functions. For ValuMax, concentration is placed on providing good, basic, mechanically-sound transportation. Cosmetic corrections or repairs of convenience or luxury items, such as electric mirrors or electric antennas, are generally not performed.

Sourcing

CarMax acquires its used-vehicle inventory directly from consumers through its unique appraisal process and through other sources, including local and regional auctions, wholesalers, franchised and independent dealers and fleet owners, such as leasing companies and rental companies. In stores open for more than one year, CarMax acquires a larger portion of its used-vehicle inventory from consumers than from any other source. This buying strategy provides an inventory of makes and models that reflects the tastes of the market.

CarMax has replaced the traditional trade-in transaction with a process in which trained CarMax buyers appraise any vehicle and provide the vehicle’s owner with a written guaranteed cash offer that is good for seven days or 300 miles. The appraisal process is available to everyone, whether or not the individual is purchasing a vehicle from CarMax. CarMax believes that this process enables it to access the private market as a significant additional source for used vehicles. In addition, many vehicles purchased directly from consumers are among the highest quality used vehicles available in the market because they have been maintained by their owners. Because CarMax’s operating strategy is to build customer confidence and satisfaction by offering only high-quality vehicles, fewer than half of the vehicles acquired through the appraisal process meet the CarMax retail standard. CarMax sells those vehicles that do not meet its retail standards at its own on-site wholesale auctions, generally at its cost.

All used vehicles are evaluated on the basis of their wholesale and reconditioning costs, and, for off-site purchases, cost of delivery to the store where they will be reconditioned. Buyers based at the stores purchase most of CarMax’s inventory. CarMax’s buyers, in collaboration with its headquarters staff, rely on the extensive inventory and sales trend data available through the CarMax information system.

CarMax utilizes an in-house training and mentoring program to develop employees skilled in the distinctive CarMax approach to evaluating and purchasing used vehicles. CarMax has found that individuals without prior experience in automobile wholesaling are the most receptive to the skills and values imparted by this training. CarMax believes that development of this unique training program for buyers has provided it with an advantage over its competitors. All significant purchasing decisions are made by trained personnel. CarMax uses data from the CarMax information system to monitor and evaluate the performance of its buyers on an ongoing basis.

Based on consumer acceptance of the appraisal process at existing CarMax stores and CarMax’s experience and success to date in acquiring vehicles from auctions and other sources, CarMax believes that its sources of used vehicles will continue to be sufficient to meet current needs and to support planned expansion.

Vehicle Inventory Management

CarMax has developed and implemented the CarMax information system, a sophisticated, computerized inventory management and point-of-sale system, that is unique to the automobile retailing business. This proprietary system allows headquarters and store personnel to effectively manage vehicle inventory mix to reflect local demand at each store and minimize inventory carrying costs

From the time CarMax appraises a used vehicle until the vehicle is sold, all relevant information relating to that vehicle is captured by the CarMax information system. This information includes the make, model and features of the vehicle, the wholesale cost, the nature and cost of the reconditioning services performed, the retail price, how long the vehicle has been on display and its location on the lot. The system utilizes vehicle sensors and electronic gates erected around each parking lot, as well as bar codes placed on each vehicle and parking place, to effectively track both vehicle location and movement on and off the lot as well as test drives, which are identified both by vehicle and sales consultant. Using this information, and applying sophisticated statistical modeling techniques, CarMax is able to optimize its inventory mix and display, anticipate future inventory needs at each store, evaluate sales consultant performance and refine its vehicle pricing strategy. To make inventory decisions, CarMax supplements information provided by the CarMax information system with data from customer and market surveys and from private and governmental reports analyzing local, regional and national vehicle-purchasing trends.

Inventory is reevaluated weekly by CarMax’s headquarters analytical team with respect to mix, price, store location and other factors. If warranted, appropriate adjustments to those factors are recommended to the store’s purchasing manager. Based on an average of fiscal year-end inventory values, during fiscal 2001 CarMax turned its used-vehicle inventory approximately eight times. CarMax disposes of any vehicle that has not been sold at retail in accordance with its strict inventory aging policy. During fiscal 2002, less than one percent of the number of units available for retail sale were ultimately sold at wholesale.

Reconditioning

An integral part of CarMax’s used-car consumer offer is the reconditioning process. This process includes a comprehensive, certified quality inspection of the engine, cooling and fuel system, drive axle, transmission, electronic systems, suspension, brake system, steering, air conditioning, interior and optional equipment. Based on this quality inspection, CarMax determines the reconditioning necessary to bring the vehicle up to CarMax’s high quality standards. Cars in the ValuMax program must meet the same mechanical, electrical and safety standards, but fewer cosmetic and optional equipment standards. Vehicle inspections are completed by CarMax’s mechanics, approximately half of whom are Automotive Service Excellence (A.S.E.) certified.

CarMax performs most routine mechanical and minor body repairs in-house; however, for some reconditioning services, CarMax engages third parties specializing in those services. Over the past several years, CarMax has been performing an increasing percentage of reconditioning services in-house and, based on the cost savings realized, CarMax expects that trend to continue.

Service

All CarMax used-car locations provide vehicle repair service, including used-car warranty service. Factory-authorized service is also provided at all new-car franchises. In fiscal 2000 and fiscal 2001, CarMax expanded its retail service operations as its customer base increased. In fiscal 2002, CarMax continued its retail service expansion through additional marketing and growth in its customer base. CarMax has developed systems and procedures that are intended to ensure that its retail repair service operations are conducted in the same customer-friendly and efficient manner as its other operations. CarMax offers retail repair service to the public at all existing locations.

CarMax believes that the efficiency of its service and reconditioning operations are enhanced by its use of technician support groups, as well as by its compensation programs. These support groups and compensation programs are designed to increase the productivity of its service technicians and result in reduced costs and higher-quality repairs and reconditioning. Each group contains a small number of service professionals with different skills and levels of experience. The experienced technicians in the group perform the more complicated repairs with assistance from the apprentices, who also perform simpler functions on their own. Rather than paying technicians on an hourly basis, each technician receives a flat rate for each repair or service performed. CarMax is able to track the productivity of each technician through the CarMax information system.

CarMax places special emphasis on attracting, developing and retaining qualified technicians and believes that its favorable working conditions and compensation programs allow it to attract and retain highly qualified technicians in each market CarMax enters. CarMax also has implemented an apprentice training program in an effort to provide a stable future supply of qualified technicians. All technicians attend in-house training programs designed to develop their skills in performing routine repair services on the diverse makes and models of vehicles CarMax sells. Technicians at CarMax’s new-car franchises also attend manufacturer-sponsored training programs to stay abreast of current diagnostic, repair and maintenance techniques for those manufacturers’ vehicles. In addition, utilization of technician support groups allows for greater on-the-job training opportunities for new technicians.

CarMax New-Vehicle Operations

CarMax operates new-car dealerships under separate franchise or dealer agreements with DaimlerChrysler, Mitsubishi, Nissan, Toyota, Ford and General Motors. CarMax employs the same efficient customer-friendly sales process in its new-car operations as it does in its used-car operations. New cars are offered with a full range of related services, at low, “no-haggle” prices. CarMax uses the CarMax information system to provide complete information to the customer regarding vehicle inventory, as well as financing and extended warranty options.

Vehicle Financing

CarMax offers its customers an opportunity to obtain prime financing for vehicle purchases through its own finance operation or Bank of America. In addition, Chrysler Financial, Ford Motor Credit, General Motors Acceptance, Mitsubishi Motors Credit, Nissan Motors Acceptance and Toyota Motors Financial Services offer prime financing to customers purchasing new vehicles at applicable CarMax locations. Non-prime financing is offered by TransSouth Financial, Wells Fargo Financial Acceptance and AmeriCredit Financial Services, with no financial recourse to CarMax. Sales consultants use CarMax’s proprietary CarMax point-of-sale system to electronically submit financing applications and receive responses from multiple lenders, generally in less than five minutes from prime lenders. Financings are typically installment sale contracts secured by the vehicles financed. Customers are permitted to refinance their loans within three days of a purchase without incurring any finance or related charges.

The CarMax finance operation generates income solely from the financing CarMax provides to its customers through the sale and servicing of the contract receivables originated by CarMax. In addition, the finance operation enables CarMax to make credit decisions based on overall business considerations and thus helps to ensure the reasonable availability of credit to support CarMax’s vehicle sales, while retaining its credit standards, in the event third-party lenders should curtail credit availability due to market considerations. CarMax believes that the high quality of its used vehicles as well as the broad scope of the extended warranties CarMax sells reduces default rates on its customers’ loans by helping to keep the purchased vehicles operational. The lower default rates enable CarMax to provide and arrange financing at competitive rates. CarMax’s arrangements with third-party lenders provide for payment of a fee to CarMax at the time of financing, provided the loan is not refinanced within three days. CarMax generally has no recourse liability on loans arranged with third-party lenders.

CarMax has asset securitization programs to finance the consumer installment credit receivables generated by its automobile loan finance operation. Automobile loan receivables are sold to special purpose subsidiaries, which, in turn, securitize those receivables through both private placement and the public market. For transfers of receivables that qualify as sales, CarMax recognizes gains or losses as a component of its finance operation. In these securitizations, CarMax retains servicing rights and subordinated interests. The automobile loan securitization programs have no recourse provisions. From time to time, as the conduits approach their capacity, CarMax has refinanced a portion of those receivables by issuing asset-backed securities in the public market. In October 1999, January 2001 and November 2001, CarMax securitized $644 million, $655 million and $642 million, respectively, of automobile loan receivables in the public market. In each of these transactions, CarMax continues to service the related receivables for a monthly servicing fee. CarMax anticipates that after the separation, it will be able to expand or enter into new arrangements comparable to these securitization transactions to meet its future needs.

As an alternative to loan financing, CarMax also arranges lease financing for its new-vehicle customers through manufacturers.

Extended Warranty Sales

At the time CarMax sells a vehicle, it offers to sell to the customer an extended warranty. CarMax offers these extended warranties at low, fixed prices. All extended warranties CarMax sells (other than manufacturers’ warranties) have been designed to its specifications and are administered by Consumer Program Administrators, Inc. and by Automotive Warranty Services of Florida, Inc., subsidiaries of AON Corporation, through a private-label arrangement under which CarMax receives a fee from the administrator at the time the extended warranty is sold. CarMax offers comprehensive extended warranties on CarMax program vehicles and comprehensive power train extended warranties on ValuMax program vehicles.

All CarMax used-car locations provide vehicle repair service, including warranty service. CarMax’s extended warranty customers also have access to an additional 14,000 independent service providers nationwide. CarMax believes that the quality of the services provided by this provider network, as well as the broad scope of its extended warranties, helps promote customer satisfaction and loyalty and thus increases the likelihood of repeat and referral business.

Currently, in all the states in which CarMax operates, it sells warranties on behalf of unrelated third parties who are the primary obligors. Under these third-party warranty programs, CarMax has no contractual liability to the customer. Contracts usually have terms of coverage between 12 and 72 months.

Training

CarMax is committed to providing exceptional training to its associates. New store associates are offered structured, self-paced training programs that introduce them to company policies and their specific job responsibilities. Associate participation and performance in each training program is measured by a unique, intranet-based testing and tracking system. Most new associates are assigned mentors who provide on-the-job guidance and support. Many of CarMax’s compensation programs reward associates for continuously improving their skills.

CarMax also offers comprehensive, facilitated classroom training courses to sales consultants, buyers, automotive technicians and managers. All sales consultants receive extensive customer service training and ongoing training as new products become available. Each buyer undergoes a 12- to 24-month apprenticeship under the tutelage of an experienced buyer and appraises thousands of cars before making his or her first independent purchase. Approximately half of CarMax’s service technicians are A.S.E.-certified—the industry standard for technician training. At February 28, 2002, CarMax’s 39 general managers averaged 5 years of CarMax experience and more than 9 years of prior management experience.

Marketing and Advertising

CarMax’s marketing strategies are focused on developing awareness of the advantages of shopping at CarMax, attracting customers who are already in the market to purchase a vehicle and targeting specific segments of the market through special promotions. CarMax’s marketing strategies are implemented primarily through newspaper, television and radio advertising. Television and radio broadcast advertisements are designed to enhance consumer awareness of the CarMax name, CarMax.com and key components of the CarMax offer. Newspaper advertisements promote CarMax’s broad selection of vehicles and price leadership, targeting consumers with immediate purchase intentions. Following the separation, in cases where CarMax and Circuit City Stores have jointly contracted for newspaper advertising and where the contracts permit, CarMax will continue to participate with Circuit City Stores in placing newspaper advertising until the joint contracts expire, at which time CarMax will independently purchase all newspaper advertising. Both broadcast and newspaper advertisements are designed to drive customers to the CarMax Web site and to its stores. The style and substance of CarMax’s advertisements are distinctly different from those placed by most automobile dealers. The third major marketing support for CarMax is its Web site, CarMax.com, which acts as a marketing tool for communicating its consumer offer in detail, a sophisticated search engine for finding the right vehicle and a sales channel for customers who prefer to complete a part of the shopping and sales process on-line with one of CarMax’s internet sales consultants.

In fiscal 2001, CarMax further refined its advertising approach by eliminating spending that research showed to be unprofitable and by increasing the efficiency of its television advertising. CarMax now employs a targeted, high-frequency, low-cost-per-impression television strategy, coupled with more targeted newspaper advertising. Advertising expenditures were 1.8% of net sales and operating revenues in fiscal 2001, 2.4% of net sales and operating revenues in fiscal 2000 and 3.4% of net sales and operating revenues in fiscal 1999. CarMax’s fiscal 2001 and 2000 advertising expense ratios reflect leverage from the total and comparable store sales increases and changes in media buying strategy. CarMax’s advertising expense ratio for fiscal 1999 reflected increased expenses associated with store openings, which offset leverage from increased store sales.

CarMax also targets specific segments of the used-vehicle market through special promotions. Such promotions may focus on a particular type of vehicle (e.g., “Minivan Month”) or a particular price point (e.g., $9,999 or less) for a large number of vehicles. Promotions are closely coordinated by CarMax’s marketing staff with purchasing departments at selected locations to ensure that appropriate quantities of targeted inventory are purchased and displayed, thus maximizing the benefits of the promotion.

As additional satellite superstores are opened in a particular market, CarMax expects to realize further cost economies as a result of even greater leveraging of its advertising expenses in that local market area over a larger number of stores. CarMax utilizes market awareness and customer satisfaction surveys to help tailor its marketing efforts to the purchasing habits and preferences of customers in each market area.

Properties

CarMax’s operations were conducted in 40 retail units from 38 store locations as of February 28, 2002. The following table summarizes its retail units as of February 28, 2002:

	Superstores		Prototypical Satellite Superstores	Co-located and Stand-Alone New-Car Stores	Total
	Mega	Standard
California	1	–	–	2	3
Florida	3	3	–	1	7
Georgia	1	2	–	–	3
Illinois	3	1	–	–	4
Indiana	–	–	1	–	1
Maryland	1	1	1	1	4
North Carolina	–	3	–	–	3
South Carolina	–	1	–	–	1
Tennessee	–	1	–	–	1
Texas	4	3	2	–	9
Virginia	–	2	–	–	2
Wisconsin	–	–	1	1	2

	13	17	5	5	40

CarMax owns its satellite superstore located in Merrillville, Indiana and its standard superstore located in Greensboro, North Carolina. The remaining CarMax stores are leased. CarMax also leases its headquarters, which is located in suburban Richmond, Virginia, near the site of the first CarMax retail store.

CarMax currently operates 23 of its locations pursuant to various leases under which Circuit City Stores was the original tenant and primary obligor. Circuit City Stores, and not CarMax, had originally entered into these leases so that Circuit City Stores could take advantage of the favorable economic terms available to it as a large retailer. Prior to the separation, however, Circuit City Stores assigned each of these leases to CarMax. Despite the assignment and pursuant to the terms of the leases, Circuit City Stores retained contingent liability under the leases. For example, if CarMax were to fail to make lease payments under one or more of the leases, Circuit City Stores may be forced to make those payments on CarMax’s behalf. In recognition of this ongoing contingent liability, CarMax has agreed to make a one-time special dividend payment to Circuit City Stores on the separation date. CarMax currently expects this special dividend to be $[28.4] million.

New-Car Franchise Agreements

CarMax operates new-car dealerships under separate franchise or dealer agreements with manufacturers. These agreements generally allow CarMax to sell manufacturers’ brands, perform warranty work on these vehicles and sell related parts and services within a specified market area. Designation of specified market areas generally does not guarantee exclusivity within a specified territory. These agreements generally impose operational requirements and restrictions, including inventory levels, working capital, monthly financial reporting, signage and cooperation with marketing strategies. A manufacturer may terminate a dealer agreement under certain circumstances, including a change in ownership without prior manufacturer approval, failure to maintain adequate customer satisfaction ratings or a material breach of other provisions of the agreement. CarMax also has entered into framework agreements with several major vehicle manufacturers. These agreements generally contain provisions relating to the acquisition, ownership structure, advertising and management of a dealership franchised by those manufacturers.

Various U.S. federal and state laws governing the relationship between automotive dealerships and vehicle manufacturers also might affect CarMax. These laws include statutes prohibiting manufacturers from terminating or failing to renew franchise agreements without proper cause and unreasonably withholding approval for proposed ownership changes.

Competition

The used- and new-car retail business is highly competitive. Consumers typically have many choices when deciding where to purchase a used or new vehicle. In both the used- and new-vehicle markets, CarMax seeks to distinguish itself from traditional dealerships through its consumer offer, sales approach and other innovative operating strategies. In the used-vehicle market, CarMax competes with existing franchised and independent dealers, rental companies and private parties. Many franchised new-car dealerships also have increased their focus on the used-vehicle market.

CarMax believes that the principal competitive factors in used-vehicle sales are the following:

•	price;

•	ability to offer a wide selection of vehicles, including the more popular makes and models;

•	quality of the vehicles;

•	location of retail sites; and

•	degree of customer satisfaction with the car-buying experience.

Other competitive factors include the ability to offer or arrange customer financing on competitive terms and the quality and cost of primary and extended warranties. CarMax believes that it is competitive in all of these areas and enjoys advantages over competitors that employ traditional selling methods.

Part of CarMax’s business strategy is to position itself as a low-price operator in the industry. In fiscal 1999, CarMax’s used-car sales were negatively impacted by the initiation of intensely competitive price incentives in the new-car industry and insufficient customer traffic at CarMax locations in a number of multi-store metropolitan markets, particularly those affected by CarMax’s primary used-car superstore competitor. Late in fiscal 2000, that competitor exited the used-car superstore business. CarMax believes this competitor’s exit from five multi-store markets helped eliminate consumer confusion about the two consumer offers.

In the new-vehicle market, CarMax competes with other franchised dealers offering vehicles produced by the same or other manufacturers and with auto brokers and leasing companies. As is typical of such arrangements, CarMax’s existing franchise agreements do not guarantee exclusivity within a specified territory. Aggressive discounting by manufacturers of new cars, which typically occurs in the fall during the close-out of prior year models, may result in lower retail prices and margins for used vehicles during such discounting. In fiscal 2002, 2001 and 2000, CarMax’s new-car sales were strong, resulting in part from the highly promotional climate in the new-car industry. In the second half of fiscal 2002, new-car manufacturers introduced zero-percent financing incentives to counteract an industry-wide slowdown in new-car sales. For CarMax, the result was increased traffic, not only for new cars, but also for used cars as consumers cross-shopped the two businesses. CarMax’s consumer offer enabled it to convert this added traffic into higher used- and new-car sales growth.

CarMax believes that the principal competitive factors in new-vehicle sales are the following:

•	price;

•	dealer sales promotions;

•	ability of dealerships to offer a wide selection of the most popular vehicles;

•	location of retail sites; and

•	quality of customer service.

Given that the new-vehicle market has historically been served primarily by dealerships employing traditional high-pressure, negotiation-oriented sales techniques, CarMax believes that its customer friendly, low-pressure sales methods will create additional competitive factors in which it may have an advantage.

Seasonality

CarMax’s business is seasonal, with each location generally experiencing more of its net sales in the first half of the fiscal year. During the fall quarter, new-model-year introductions and discounting on close-out vehicles can cause rapid depreciation of used-car prices, especially on late-model vehicles. CarMax anticipates that the seasonality of the business may vary from region to region as its operations expand geographically.

Governmental Regulation

CarMax’s operations are subject to ongoing regulation, supervision and licensing under various U.S. federal, state and local statutes, ordinances and regulations. Among other things, these laws require that CarMax obtain a license in order to establish, operate or relocate a dealership or to operate an automotive repair facility. These laws also regulate the manner in which CarMax conducts its business, including its advertising and sales practices.

CarMax’s financing activities with its customers are subject to U.S. federal truth in lending, consumer lending and equal credit opportunity regulations as well as state and local motor vehicle finance laws, installment finance laws, usury laws and other installment sales laws. Some states regulate finance fees that may be paid as a result of vehicle sales.

As with automobile dealerships generally, and service operations in particular, CarMax’s business involves the use, handling and disposal of hazardous or toxic substances, including motor oil, gasoline, transmission fluid, solvents, lubricants and other materials. The business also involves the past and current operation and/or removal of aboveground and underground storage tanks containing such substances. Accordingly, CarMax is subject to U.S. federal, state and local laws and regulations governing air and water quality and the handling, storage and disposal of hazardous or toxic substances. CarMax believes that it does not have any material environmental liabilities and that compliance with such laws and regulations will not, individually or in the aggregate, have a material adverse effect on its results of operations or financial condition. However, environmental laws and regulations are complex and subject to frequent change. There can be no assurance that compliance with amended, new or more stringent laws or regulations, stricter interpretations of existing laws or the future discovery of environmental conditions at current or future locations will not require additional expenditures by CarMax, or that such expenditures would not be material.

CarMax believes that it is in substantial compliance with all laws affecting its business. Possible penalties for violation of any of these laws include revocation of licenses and imposition of fines. In addition, many laws may give customers a private cause of action.

Litigation and Contingent Liabilities

In the normal course of business, CarMax is involved in various legal proceedings. Based upon CarMax’s evaluation of information currently available, it believes that the ultimate resolution of any such proceedings will not have a material adverse effect on CarMax’s financial position, liquidity or results of operations.

Employees

On February 28, 2002, CarMax had 5,148 hourly and salaried employees and 2,079 sales employees who worked on a commission basis. No CarMax employee is subject to a collective bargaining agreement. Additional CarMax personnel are employed during peak selling seasons.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF CARMAX, INC.

The following discussion describes the financial condition and results of operations of CarMax. This discussion includes the effect of the businesses, assets and liabilities of Circuit City Stores that constituted the CarMax group. Circuit City Stores has contributed to CarMax all of the businesses, assets and liabilities that constituted the CarMax group. The assets and liabilities of CarMax, Inc. will be accounted for at the historical values carried by Circuit City Stores prior to the separation.

For additional information relating to the CarMax group or the Circuit City group, see Management’s Discussion and Analysis of Financial Condition and Results of Operations of Circuit City Stores, Inc. starting on page 99.

Results of Operations–Fiscal Years 2001, 2000 and 1999

Sales Growth

Total sales increased 24% in fiscal 2001 to $2.50 billion. In fiscal 2000, total sales increased 37% to $2.01 billion from $1.47 billion in fiscal 1999. The fiscal 2001 total sales increase reflects a 17% increase in the comparable CarMax store vehicle dollar sales, driven by higher-than-anticipated used-car sales, and the net addition of two used-car superstores, two prototype satellite stores and six new-car franchises since the end of fiscal 1999. The new stores and four of the franchises moved into the comparable store sales base throughout fiscal 2001.

Percentage Sales Change From Prior Year

Fiscal	Total	Comparable
2001	24%	17%
2000	37%	2%
1999	68%	(2)%
1998	71%	6%
1997	85%	23%

Vehicle Sales Mix

	Fiscal
	2001	2000	1999	1998	1997
Vehicle Dollars:
Used Vehicles	81%	79%	90%	89%	88%
New Vehicles	19%	21%	10%	11%	12%

Total	100%	100%	100%	100%	100%

Vehicle Units:
Used Vehicles	87%	86%	94%	93%	92%
New Vehicles	13%	14%	6%	7%	8%

Total	100%	100%	100%	100%	100%

CarMax believes that its fiscal 2001 sales performance primarily reflects the improved execution of the CarMax offer at individual stores, increased awareness and use of the CarMax Web site and the exit of CarMax’s primary used-car superstore competitor late in fiscal 2000. CarMax believes this competitor’s exit from five multi-store markets helped eliminate consumer confusion over the two offers. CarMax’s used-car comparable store sales growth remained strong through the fiscal 2001 anniversary of this competitor’s exit from the used-car superstore business. CarMax also believes that the continuation of CarMax’s robust used-car sales growth during the second half of the fiscal year indicates that the CarMax used-car concept offers strong consumer value and can generate steady sales growth in an economic downturn.

Geographic expansion of the CarMax used-car superstore concept and the addition of new-car franchises were the primary contributors to CarMax’s total sales growth from fiscal 1999 through the first half of fiscal 2000. Throughout this period, weak used-car sales more than offset CarMax’s strong comparable store sales growth in new cars. Late in fiscal 1999, CarMax adopted a hub-and-satellite operating strategy in existing multi-store markets. Under the hub-and-satellite operating model, a satellite store delivers the same consumer offer as a hub store, but uses the reconditioning, purchasing and business office operations of a nearby hub store. The prototype satellites require one-half to one-third the acreage of an “A” store. In fiscal 1999, CarMax converted five superstores in multi-store markets to satellite operations and opened two prototype satellite stores. During fiscal 2000, CarMax opened two used-car superstores, two prototype satellite used-car superstores, five stand-alone new-car stores and one new-car franchise that was integrated with a used-car superstore. CarMax also converted one existing superstore into a satellite operation and relocated one new-car franchise next to a used-car superstore.

In the second half of fiscal 2000, CarMax limited its geographic expansion to focus on building sales and profitability in existing markets. The sales pace improved at CarMax’s used-car superstores, including those stores with integrated new-car franchises, and CarMax generated comparable store sales growth for the last two quarters and for the fiscal year. That success continued in fiscal 2001 with strong comparable store sales throughout the year and used-car sales that exceeded expectations in all four quarters. During the year, CarMax added two new-car franchises, integrating them with existing used-car superstores.

Although the performance of the used-car superstores and integrated used- and new-car superstores exceeded expectations in fiscal 2001, CarMax has been disappointed by the performance of the stand-alone new-car stores. Operations at these stores have improved significantly versus their levels prior to acquisition; however, they remain below CarMax’s expectations.

Retail Units*

	Retail Units at Fiscal Year-End
	2001	2000	1999	1998	1997
“C” and “B” Stores	14	14	13	8	2
“A” Stores	17	17	16	10	5
Prototype Satellite Stores	4	4	2	—	—
Stand-Alone New-Car Stores	5	5	—	—	—

Total	40	40	31	18	7

*
CarMax opened two prototype satellite stores in late fiscal 1999 and two prototype satellite stores in late fiscal 2000. In addition to the four prototype satellite stores in operation, six “A,” “B” or “C” stores were converted to satellite operations. “C” stores represent the largest format.

New-Car Franchises

	New-Car Franchises at Fiscal Year-End
	2001	2000	1999	1998	1997
Integrated/Co-Located New Car Franchises	17	15	16	2	1
Stand-Alone New-Car Franchises	5	5	—	—	—

Total New-Car Franchises	22	20	16	2	1

In most states, CarMax sells extended warranties on behalf of unrelated third parties who are the primary obligors. Under this third-party warranty program, CarMax has no contractual liability to the customer. In states where third-party warranty sales were not permitted, CarMax has sold its own extended warranty for which it is the primary obligor. Gross dollar sales from all extended warranty programs were 4.0% of total sales in fiscal 2001, 3.7% in fiscal 2000 and 4.3% in fiscal 1999. The fiscal 2001 increase reflects the increase in used-car sales as a percentage of the overall mix, enhanced manufacturers’ programs on new cars and improved warranty penetration. Used cars achieve a higher extended warranty penetration rate than new cars. The fiscal 2000 decrease reflects the increase in new-car sales as a percentage of the overall mix. Total extended warranty revenue, which is reported in total sales, was 1.8% of total sales in fiscal 2001, 1.6% in fiscal 2000 and 2.0% in fiscal 1999. Third-party extended warranty revenue was 1.8% of total sales in fiscal 2001, 1.6% in fiscal 2000 and 1.9% in fiscal 1999.

Impact Of Inflation.    Inflation has not been a significant contributor to CarMax’s results. For CarMax, profitability is based on achieving specific gross profit dollars per vehicle rather than on average retail prices. Because the wholesale market generally adjusts to reflect retail price trends, CarMax believes that if the stores meet inventory turn objectives then changes in average retail prices will have only a short-term impact on the gross margin and thus profitability of that business.

Cost of Sales

The gross profit margin was 13.2% in fiscal 2001, 11.9% in fiscal 2000 and 11.7% in fiscal 1999. At the end of fiscal 1998, CarMax instituted a profit improvement plan that included better inventory management, increased retail service sales, pricing adjustments and the addition of consumer electronics accessory sales. CarMax’s gross profit margins have improved significantly since that time. In fiscal 2001, the increase in used-car sales as a percent of the total sales mix and continued strong inventory management throughout the year, especially during the second half when the model-year transition occurs in the new-car segment, contributed to a higher gross margin. Significant increases in unit sales of new cars as a percentage of total unit sales limited the gross margin improvement in fiscal 2000.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were 9.8% of sales in fiscal 2001, 11.3% of sales in fiscal 2000 and 13.9% of sales in fiscal 1999. The fiscal 2001 selling, general and administrative expense ratio continued the improvement experienced in fiscal 2000 and reflects the leverage achieved from strong total and comparable store sales growth; more efficient advertising expenditures; overall improvements in store productivity, including those achieved through the hub and satellite operating strategy CarMax adopted in multi-store markets; and a favorable contribution from the finance operation. The fiscal 2001 improvements were partly offset by an $8.7 million write-off of goodwill associated with two underperforming stand-alone new-car franchises. Excluding these costs, the fiscal 2001 expense ratio would have been 9.4% of sales. The fiscal 2000 improvements were partly offset by $4.8 million in charges related to lease termination costs on undeveloped property and a write-down of assets associated with excess property for sale. Excluding these costs, the fiscal 2000 expense ratio would have been 11.1% of sales. The higher ratio in fiscal 1999 reflects the costs associated with the expansion of CarMax superstores and the below-plan sales in a number of multi-store metropolitan markets. Profits generated by CarMax’s finance operation and fees received for arranging financing through third parties are recorded as a reduction to selling, general and administrative expenses.

Interest Expense

Interest expense was relatively unchanged as a percent of sales across the three-year period, at 0.5% of sales in fiscal 2001 and fiscal 2000 and 0.4% of sales in fiscal 1999. Interest expense was incurred primarily on allocated debt to fund new store growth, franchise acquisitions and working capital, including inventory.

Earnings (Loss) Before Income Taxes

Earnings before income taxes were $73.5 million in fiscal 2001, significantly exceeding CarMax’s original expectations. Fiscal 2000 earnings before income taxes were $1.8 million. In the fourth quarter of fiscal 2001, CarMax recorded a pretax charge of $8.7 million relating to the write-off of goodwill associated with two underperforming stand-alone new-car franchises. Excluding these charges, earnings before income taxes were $82.2 million. In the fourth quarter of fiscal 2000, CarMax recorded a pretax charge of $4.8 million relating to lease termination costs on undeveloped property and the write-down of assets associated with excess property for sale. Excluding these charges, earnings before income taxes were $6.6 million. For fiscal 1999, CarMax recorded a pretax loss of $38.5 million.

Income Taxes

CarMax’s effective income tax rate was 38.0% in fiscal 2001 and fiscal 2000, compared with 39.0% in fiscal 1999. In fiscal 1999, CarMax generated a loss and therefore recorded related income tax benefits.

Net Earnings (Loss)

Net earnings were $45.6 million in fiscal 2001, compared with net earnings of $1.1 million in fiscal 2000 and a net loss of $23.5 million in fiscal 1999. Excluding the write-off of goodwill, net earnings would have been $51.0 million in fiscal 2001. Excluding lease termination costs and the write-down of assets, net earnings would have been $4.1 million in fiscal 2000.

Financial Condition—Fiscal Years 2001, 2000 and 1999

Liquidity and Capital Resources

In fiscal 2001, net cash provided by CarMax’s operating activities was $17.8 million. The fiscal 2001 increase reflects a $44.4 million increase in net earnings, offset by an increase in inventory. Net cash used in operating activities was $24.0 million in fiscal 2000 and $80.3 million in fiscal 1999. For the three-year period, cash primarily was used to purchase inventory related to comparable store sales growth, store openings and additional new-car franchises. In fiscal 1999, cash also was used to fund net losses.

Most of CarMax’s financial activities, including the investment of surplus cash and the issuance and repayment of short-term and long-term debt, are managed by Circuit City Stores on a centralized basis. Allocated debt of CarMax consists of:

•	Circuit City Stores debt, if any, that had been allocated in its entirety to CarMax; and

•	a portion of Circuit City Stores’ debt that was allocated to CarMax.

This pooled debt bore interest at a rate based on the average pooled debt balance. Expenses related to increases in pooled debt were reflected in the weighted average interest rate of the pooled debt.

During fiscal 2001, a term loan totaling $175 million was repaid using Circuit City Stores’ existing working capital. In addition, a term loan totaling $130 million and due in June 2001 was classified as a current liability. Although Circuit City Stores has the ability to refinance this debt, it intends to repay it using existing working capital. Payment of corporate pooled debt does not necessarily result in a reduction of CarMax’s allocated debt.

CarMax’s capital expenditures were $10.8 million in fiscal 2001, $45.4 million in fiscal 2000 and $138.3 million in fiscal 1999. In fiscal 2001, CarMax’s capital expenditures primarily were related to equipment purchases. CarMax’s capital expenditures through fiscal 2000 primarily were related to store expansion. Capital expenditures for CarMax have been funded through sale-leaseback transactions and allocated short- and long-term debt. In fiscal 2002, CarMax anticipates capital expenditures of approximately $80 million, primarily related to new store construction. Fixed asset sales and sale-leaseback transactions totaled $15.5 million in fiscal 2001, $25.3 million in fiscal 2000 and $139.3 million in fiscal 1999.

During fiscal 2001, CarMax acquired one new-car franchise for a total of $1.3 million. In fiscal 2000, CarMax acquired five new-car franchises for a total of $34.8 million. These acquisitions were financed through available cash resources, including allocated debt. Costs in excess of the acquired net tangible assets, which were primarily inventory, were recorded as goodwill and covenants not to compete.

CarMax has an asset securitization program operated through a special purpose subsidiary. At the end of fiscal 2001, that program allowed the transfer of up to $450 million in automobile loan receivables. In October 1999, CarMax formed an owner trust securitization facility that allowed for a $644 million securitization of automobile loan receivables in the public market. At February 28, 2001, the program had a capacity of $329 million. In January 2001, CarMax formed an additional owner trust securitization facility that allowed for a $655 million securitization of automobile loan receivables in the public market. The program had a capacity of $655 million at the end of fiscal 2001. Securitized receivables under all CarMax programs totaled $1.28 billion at the end of fiscal 2001. Under the securitization programs, receivables are sold to unaffiliated third parties with the servicing rights retained. CarMax expects that these securitization programs can be expanded to accommodate future receivables growth.

CarMax expects to open two used-car superstores late in fiscal 2002 and assuming the business continues to meet its expectations, as many as 30 stores over the following four years. The initial cash investment per store is expected to be in the range of $22 million to $30 million for an “A” store and $11 million to $18 million for a satellite store. The initial investment includes the land and building; furniture, fixtures and equipment; inventory; and the seller’s interest in the automobile loan receivables of CarMax’s finance operation. These investments are expected primarily to be funded through sale-leasebacks, securitization of receivables or floor plan financing for inventory. If CarMax takes full advantage of building and land sale-leaseback and inventory financing, the net cash investment per store is expected to be $4 million to $6 million for an “A” store and $2 million to $3 million for a satellite store.

CarMax believes that the proceeds from sales of property and equipment and receivables, future increases in Circuit City Stores debt allocated to CarMax, inter-group loans, floor plan financing and cash generated by operations will be sufficient to fund the capital expenditures and operations of its business.

Results of Operations—Three Months and Nine Months Ended November 30, 2001 and 2000

Net Sales and Operating Revenues and General Comments

Total CarMax sales for the third quarter of fiscal 2002 increased 38% to $774.3 million from $561.7 million in last year’s third quarter. For the nine months ended November 30, 2001, CarMax total sales increased 30% to $2.42 billion from $1.86 billion in the prior year. Comparable store vehicle dollar and unit sales for the third quarter and first nine months of fiscal years 2002 and 2001 were as follows:

Comparable Store Sales
	Three Months Ended November 30		Nine Months Ended November 30
	2001	2000	2001	2000
Vehicle dollars:
Used vehicles	36%	15%	31%	15%
New vehicles	51%	(4%)	28%	11%
Total	38%	11%	30%	15%
Vehicle units:
Used vehicles	29%	11%	24%	11%
New vehicles	46%	(3%)	24%	11%
Total	31%	9%	24%	11%

In the third quarter of fiscal 2002, CarMax sales accelerated beyond the strong sales trend that began in fiscal 2001. Early in the third quarter, used-car unit sales were consistent with the 20% growth trends experienced throughout the first two quarters of the year. Beginning in late September, traffic flow to CarMax’s used-car superstores increased significantly, which CarMax believes was driven by cross shopping from new-car financing incentive programs. CarMax converted this increased traffic flow into significantly accelerated used-car sales in both October and November. The five-year, zero-percent financing incentives drove extraordinary new-car sales growth in October. However, the new-car sales growth rate slowed in November as CarMax sold through most of its close-out inventory of 2001 models and as most zero-percent financing incentive terms were limited to three years and available on fewer models. The sales increase also reflects higher average retails for both used- and new-car sales. The percent of vehicle sales represented by used cars and new cars for the third quarter and the first nine months of fiscal 2002 and 2001 were as follows:

Vehicle Sales Mix

	Three Months Ended November 30		Nine Months Ended November 30
	2001	2000	2001	2000
Vehicle dollars:
Used vehicles	80%	81%	81%	80%
New vehicles	20%	19%	19%	20%

Total	100%	100%	100%	100%

Vehicle units:
Used vehicles	86%	87%	86%	86%
New vehicles	14%	13%	14%	14%

Total	100%	100%	100%	100%

Average retail selling prices for CarMax vehicles for the third quarter and first nine months of fiscal 2002 and 2001 were as follows:

Average Retail Selling Prices

	Three Months Ended November 30		Nine Months Ended November 30
	2001	2000	2001	2000
Used vehicles	$15,100	$14,400	$15,200	$14,300
New vehicles	$23,500	$22,700	$23,100	$22,500
Blended Average	$16,300	$15,400	$16,300	$15,400

CarMax gross dollar sales from all extended warranty programs were 3.9% of sales in the third quarter of fiscal 2002 and 4.1% in the third quarter of fiscal 2001. Third-party warranty revenue was 1.7% of sales in this year’s third quarter and 1.8% in the same period last year. The total extended warranty revenue that is reported in total sales was 1.7% of sales in the third quarter of fiscal 2002 and 1.8% of sales in the third quarter of fiscal 2001.

The following table provides detail on the CarMax retail units:

	Nov. 30, 2001	Nov. 30, 2000	Estimate Feb. 28, 2002	Feb. 28, 2001
“C” and “B” stores	14	14	14	14
“A” stores	17	17	18	17
Prototype satellite stores	4	4	5	4
Stand-alone new-car stores	4	5	3	5

Total	39	40	40	40

CarMax’s geographic growth over the next five years is expected to include primarily the addition of superstores in new mid-sized markets that can be served effectively with one CarMax superstore and additional satellite stores in existing multi-store markets. Mid-sized markets are those with populations of approximately 1 million to 2.5 million people. During the third quarter, CarMax closed the new-car stand-alone Mitsubishi franchise in the Los Angeles market and after the end of the quarter, in December 2001, CarMax completed the sale of its Dallas Chrysler new-car stand-alone franchise. CarMax expects to open one standard-sized used-car superstore and one satellite used-car superstore in late February 2002. The standard superstore is planned for Greensboro, N.C., and the satellite for Merrillville, Ind., in the greater Chicago market. In fiscal 2003, CarMax plans to open four to six stores, and in fiscal years 2004 through 2006, CarMax plans to open six to eight stores per year. The standard superstore previously planned for opening at the end of fiscal 2002 in Sacramento, Calif., now is planned to open in the first quarter of fiscal 2003.

CarMax’s operations, in common with other retailers in general, are subject to seasonal influences. Historically, CarMax has experienced more of its net sales in the first half of the fiscal year. The net earnings of any interim quarter are seasonally disproportionate to net sales since administrative and certain operating expenses remain relatively constant during the year. Therefore, interim results should not be relied upon as necessarily indicative of results for the entire fiscal year.

Cost of Sales

The gross profit margin was 11.8% of sales in the third quarter of fiscal 2002 versus 12.8% for the same period in fiscal 2001. For the nine-month period ended November 30, 2001, the gross profit margin was 12.5%, compared with 13.3% for the same period last year. CarMax achieved its gross profit margin dollar targets per vehicle; however, used-car higher average retails and the slightly higher mix of new cars to used cars generated a decline in the gross profit margin on a percentage basis. Used-car gross dollar margins are similar across makes and models. Consequently, the gross profit margin percentage on a higher priced used car is lower than on a more modestly priced car. The incentive-driven growth in new-car sales resulted in the higher mix of new cars to used cars, and new cars carry much lower gross margins, both in dollars and on a percentage basis. CarMax also experienced a small amount of gross profit margin erosion caused by wholesale auction losses that occurred following the rapid decline in wholesale vehicle prices after September 11.

Selling, General and Administrative Expenses

The selling, general and administrative expense ratio decreased to 7.9% of sales in the third quarter of fiscal 2002 from 10.1% of sales for the same period last year. For the nine months ended November 30, 2001, the ratio was 7.5% of sales, compared with 9.5% in the same period last year. The expense ratio improvement reflects the significant expense leverage generated by the comparable store vehicle unit sales growth and higher average retails. As in the first half of fiscal 2002, CarMax experienced increased yield spreads from its finance operation, which continues to benefit from the lower cost of funds.

Interest Expense

Interest expense declined by $2.6 million to $0.1 million for the third quarter of fiscal 2002 and by $4.4 million to $4.7 million for the nine months ended November 30, 2001, compared with the same periods last year, reflecting both lower debt levels and interest rates.

Net Earnings

Net earnings increased 143.7% to $18.4 million in the third quarter of fiscal 2002 from $7.6 million in the third quarter of fiscal 2001. For the first nine months of the current fiscal year, CarMax had net earnings of $72.4 million, compared with $37.8 million in fiscal 2001.

Liquidity and Capital Resources–Nine Months Ended November 30, 2001 and 2000

For the first nine months of fiscal 2002, CarMax generated cash from operating activities of $74.0 million, compared with $48.6 million in fiscal 2001. The improvement was primarily the result of increased net earnings.

Net cash provided by investing activities was $73.4 million in the nine months ended November 30, 2001, compared with $6.0 million in the first nine months of last year. This increase of $67.4 million reflects the proceeds from the second quarter sale-leaseback transaction, partially offset by an increase in capital expenditures this year related to new store construction. In August 2001, CarMax entered into a sale-leaseback transaction covering nine superstore properties valued at $102.4 million. This transaction, which represented the first sale-leaseback entered into by CarMax without a Circuit City Stores guarantee, was structured at competitive rates with an initial lease term of 15 years and two 10-year renewal options.

As scheduled, in June 2001 Circuit City Stores used existing working capital to repay a $130 million term loan. Payment of corporate debt will not necessarily reduce debt allocated to CarMax. At November 30, 2001, CarMax had cash and cash equivalents of $10.0 million and total debt of $44.9 million. Circuit City Stores maintains a $150 million unsecured revolving credit facility and $195 million in committed seasonal lines of credit that are renewed annually with various banks.

CarMax has asset securitization programs to finance the consumer installment credit receivables generated by its automobile loan finance operation. Automobile loan receivables are sold to special purpose subsidiaries which, in turn, securitize those receivables through both private placement and the public market. As of November 30, 2001, the combined capacity of these programs was $1.90 billion. During the quarter, CarMax completed its third public automobile loan receivable securitization program, securitizing $641.7 million of auto loan receivables. Securitized receivables under all CarMax programs totaled $1.51 billion as of November 30, 2001. CarMax anticipates that it will be able to expand or enter into new arrangements comparable to these securitization programs to meet future needs.

During the second quarter of fiscal 2002, Circuit City Stores completed a public offering of 9,516,800 shares of CarMax Group Common Stock, including the exercise by the underwriters of an over-allotment option for 666,800 shares. The shares sold in the offering were shares of CarMax Group Common Stock that previously had been reserved for the Circuit City group or for issuance to holders of Circuit City Group Common Stock. The net proceeds from the offering of $139.6 million were allocated to the Circuit City group to be used for general purposes of that group, including remodeling of its Superstores.

CarMax relies on the external debt allocated to it by Circuit City Stores to provide working capital needed to fund net assets not otherwise financed through sale-leasebacks or receivable securitizations. Circuit City Stores manages all significant financial activities of CarMax on a centralized basis. CarMax’s significant financial activities are dependent on Circuit City Stores’ financial condition as a whole and include the investment of surplus cash, issuance and repayment of debt, securitization of receivables or sale-leasebacks of real estate.

CarMax anticipates that fiscal 2002 capital expenditures will continue to be funded through a combination of floor plan financing, internally generated cash, sale-leaseback transactions, proceeds from the sales of receivables or future increases in Circuit City Stores’ debt allocated to CarMax.

Liquidity and Capital Resources Update

It is anticipated that during the first quarter of fiscal 2003, CarMax will enter into a multi-year, $200 million credit agreement secured by vehicle inventory. Some of the proceeds from the agreement will be used by CarMax for the repayment of allocated debt, the payment on the separation date to Circuit City Stores of a one-time special dividend of $[28.4] million, the payment of transaction expenses incurred in connection with the separation and general corporate purposes.

CarMax also believes that vehicle inventory financing, internally generated cash, sale-leaseback transactions and proceeds from the sales of receivables will be sufficient to fund the future capital expenditures and operations of the CarMax business after the separation.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, “Business Combinations,” effective for business combinations initiated after June 30, 2001, and SFAS No. 142, “Goodwill and Other Intangible Assets,” effective for fiscal years beginning after December 15, 2001. Under SFAS No. 141, the pooling of interests method of accounting for business combinations is eliminated, requiring that all business combinations initiated after the effective date be accounted for using the purchase method. Also under SFAS No. 141, identified intangible assets acquired in a purchase business combination must be separately valued and recognized on the balance sheet if they meet certain requirements. Under the provisions of SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the pronouncements. Other intangible assets that are identified to have finite useful lives will continue to be amortized in a manner that reflects the estimated decline in the economic value of the intangible asset and will be subject to review when events or circumstances arise which indicate impairment. Application of the nonamortization provisions of SFAS No. 142 in fiscal 2003 is not expected to have a material impact on the financial position, results of operations or cash flows of CarMax. During fiscal 2003, CarMax will perform the first of the required impairment tests of goodwill and indefinite-lived intangible assets, as outlined in the new pronouncements. Based on preliminary estimates, as well as ongoing periodic assessments of goodwill, CarMax does not expect to recognize any material impairment losses from these tests.

In August 2001, the FASB issued SFAS No. 143, “Accounting For Asset Retirement Obligations.” This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This standard requires entities to record the fair value of a liability for an asset retirement obligation in the period incurred. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. CarMax has not yet determined the impact, if any, of adopting this standard.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which supersedes both SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” (Opinion 30), related to the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. CarMax is required to adopt SFAS No. 144 no later than the fiscal year beginning after December 15, 2001, and plans to adopt the provisions for the quarter ending May 31, 2002. CarMax has not yet determined the impact, if any, of adopting this standard.

Market Risk

Circuit City Stores centrally manages the market risk associated with the automobile loan portfolio of CarMax’s finance operation. A portion of this portfolio is securitized and, therefore, is not presented on CarMax’s balance sheets. Interest rate exposure relating to these automobile loan receivables represents a market risk exposure that Circuit City Stores manages with matched funding and interest rate swaps. Financing for these automobile loan receivables is achieved through CarMax’s asset securitization programs that, in turn, issue both fixed- and floating-rate securities. Because programs are in place to manage interest rate exposure relating to the existing automobile loan receivables, CarMax expects to experience relatively little impact as interest rates fluctuate. Receivables held for investment or sale are financed with working capital.

Financings at November 30 and February 28, 2001, were as follows:

	November 30	February 28
	(Amounts in millions)
Fixed-rate securitizations	$1,279	$984
Floating-rate securitizations synthetically altered to fixed	227	299
Floating-rate securitizations	1	1
Held by CarMax:
For investment*	6	9
For sale	4	3

Total principal outstanding	$1,517	$1,296

*	Held by a special purpose subsidiary.

CARMAX MANAGEMENT

Directors and Officers

The following table sets forth information as to persons who serve or who are expected to serve as CarMax directors and executive officers immediately following the separation. CarMax’s board of directors will be comprised of 5 directors, divided into three classes. It is expected that [Director #1] will be a Class 1 director, with a term expiring at the annual meeting of shareholders to be held in 2003, [Director #2] and [Director #3] will be Class 2 directors, with terms expiring at the annual meeting of shareholders to be held in 2004, and [Director #4] and [Director #5] will be Class 3 directors, with terms expiring at the annual meeting of shareholders to be held in 2005.

Name	Age	Title
W. Austin Ligon	51	President
Thomas J. Folliard	37	Executive Vice President, Store Operations
Keith D. Browning	49	Executive Vice President, Chief Financial Officer
Michael K. Dolan	52	Senior Vice President, Chief Information Officer
Joseph S. Kunkel	39	Senior Vice President, Marketing and Strategy
[ADD DIRECTORS, DIRECTOR NOMINEES]

Mr. Ligon joined Circuit City Stores in 1990 as Vice President of Corporate Planning and was named Senior Vice President in 1991. Along with Circuit City Stores’ Chairman Richard Sharp, Mr. Ligon was the co-developer of the CarMax concept and has been integrally involved in the leadership of the business since its inception. He was named President of CarMax in 1995 and led CarMax during the initial offering of the CarMax Group Common Stock in 1997. Mr. Ligon came to Circuit City Stores from Marriott Corporation where he was Senior Vice President of Strategic Planning for Marriott Hotels and Resorts.

Mr. Folliard joined CarMax in 1993 as Senior Buyer and became Director of Purchasing in 1994. Mr. Folliard was promoted to Vice President of Merchandising of CarMax in 1996, Senior Vice President of Store Operations in July 2000, and Executive Vice President of Store Operations in April 2001. He was responsible for the design and development of the unique CarMax purchasing process, the buyer training program and in-store wholesale auction system.

Mr. Browning joined Circuit City Stores in 1982. He was Controller for the West Coast division from 1984 to 1987. He was appointed Assistant Controller for Circuit City Stores in 1987, was promoted to Corporate Controller in 1990 and was made a Vice President of Circuit City Stores in 1992. Mr. Browning had extensive experience with the rollout of the Circuit City Stores concept, beginning with the initial Circuit City Superstore rollout for the West Coast division. Mr. Browning joined CarMax in early 1996 and has been involved in the development of accounting procedures, systems and internal controls for CarMax since its inception. Mr. Browning was named Executive Vice President in April 2001.

Mr. Dolan joined CarMax in 1997 as Vice President and Chief Information Officer. Mr. Dolan was named Senior Vice President in April 2001. Mr. Dolan had prior executive experience in information systems with H.E.B. Stores, a privately held grocery retailer, where he was Vice President and Chief Information Officer.

Mr. Kunkel joined CarMax in 1998 as Vice President, Marketing and Strategy. Mr. Kunkel was named Senior Vice President in April 2001. Prior to joining CarMax, Mr. Kunkel was President of Wholesome Kidfoods, Inc. Mr. Kunkel was previously a Senior Manager with McKinsey and Company.

[DIRECTOR BIOS]

Committees of the Board of Directors

Shortly after the separation, CarMax’s board of directors intends to establish an audit committee, a compensation and personnel committee and a nominating and governance committee. In addition, CarMax’s board, by resolution, may from time to time establish other committees of the board, consisting of one or more of its directors. Any committee so established will have the powers delegated to it by resolution of the board, subject to applicable law.

Director Compensation

Currently, all of CarMax’s directors are also CarMax or Circuit City Stores employees and do not receive compensation for their service on the board of directors. After the separation, directors who are not employees will receive a combination of equity-based and cash compensation. The cash portion of the annual retainer will be $•, with committee chairmen receiving an additional $•. Committee and board meeting attendance fees of $• per meeting will be paid. The non-employee directors’ equity-based compensation will be comprised of a stock grant with a fair market value at the date of grant of $• and a stock option grant with a value as of the date of grant (based on the Black-Scholes method) of $•. Non-employee directors will have the right to defer the receipt of compensation under a CarMax deferred compensation plan.

Executive Compensation

The following table sets forth information relating to compensation for the CarMax chief executive officer and its four other most highly compensated executive officers for the fiscal year ended February 28, 2002. These executive officers are collectively referred to as CarMax’s “named executive officers.”

At the completion of the separation, the options and other employee benefits of the CarMax named executive officers will be subject to adjustment to reflect the effect of the separation. See “Circuit City Stores’ Relationship with CarMax after the Separation—Agreements between Circuit City Stores and CarMax Relating to the Separation—Employee Benefits Agreement.” See also “Proposal One: The CarMax Separation Proposal— Employee Benefits and Compensation Matters—Employment Agreements and Change-In-Control Agreements” for a description of employment agreements with CarMax’s executive officers.

Summary Compensation Table

	Fiscal Year	Annual Compensation		Long-term Compensation Awards
Name and Principal Position		Salary $	Bonus $	Securities Underlying Options #
W. Austin Ligon	2002	613,950	*	175,000
President	2001	545,488	412,500	70,000
	2000	489,615	371,250	100,000
Thomas J. Folliard	2002	371,461	*	85,000
Executive Vice President Store Operations
Keith D. Browning	2002	342,165	*	85,000
Executive Vice President and Chief Financial Officer
Michael K. Dolan	2002	327,757	*	75,000
Senior Vice President and Chief Information Officer
Joseph S. Kunkel	2002	310,011	*	70,000
Senior Vice President Marketing and Strategy

*	[Bonuses will have been determined and approved prior to the mailing date of this proxy statement/prospectus.]

Option Grants in Last Fiscal Year

The table below sets forth for the fiscal year ended February 28, 2002, the grants of CarMax Group Common Stock options to the named executive officers.

	Number of Underlying Options Granted	% of Total Options Granted to Employees	Exercise Price(1)	Expiration Date	Potential RealizationValue at Assumed Annual Rates of Stock Price Appreciation for Option Term
					5%	10%
W. Austin Ligon	175,000	10.61%	$4.885	3/1/2008	$345,558	$807,624
Thomas J. Folliard	85,000	5.15%	$4.885	3/1/2008	$167,842	$392,275
Keith D. Browning	85,000	5.15%	$4.885	3/1/2008	$167,842	$392,275
Michael K. Dolan	75,000	4.55%	$4.885	3/1/2008	$148,096	$346,125
Joseph S. Kunkel	70,000	4.24%	$4.885	3/1/2008	$138,223	$323,050

(1)	The exercise price for all of the options is the fair market value of the CarMax Group Common Stock on the date of grant.

Aggregated Option Exercises in Last Fiscal Year and Year-End Option Values

The following table sets forth information concerning CarMax Group Common Stock option exercises and fiscal year-end option values as of February 28, 2002 for the CarMax named executive officers.

	Number of Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at February 28, 2002		Value of Unexercised Options at February 28, 2002
			Exercisable	Unexercisable	Exercisable	Unexercisable
W. Austin Ligon	0	$0	67,500	277,500	$1,472,375	$6,172,875
Thomas J. Folliard	400,000	$5,457,480	36,250	158,750	$811,119	$3,566,569
Keith D. Browning	400,000	$7,369,730	18,750	116,250	$415,156	$2,585,306
Michael K. Dolan	0	$0	127,500	162,500	$2,254,325	$3,612,375
Joseph S. Kunkel	0	$0	71,125	118,375	$1,382,914	$2,643,169

Pension Plans

The CarMax named executive officers participate in the CarMax defined benefit pension plan. As of the close of business on February 28, 2002, the Circuit City Stores pension plan transferred the assets and liabilities attributable to all CarMax employees and retirees under the Circuit City Stores pension plan into a newly established CarMax pension plan. The assets and liabilities attributable to Circuit City Stores employees and retirees remained in the Circuit City Stores pension plan. The benefits provided under the CarMax pension plan “mirror” the Circuit City Stores pension plan to the extent possible. See “Circuit City Stores’ Relationship with CarMax after the Separation—Agreements between Circuit City Stores and CarMax Relating to the Separation—Employee Benefits Agreement.” As of the date of the separation, CarMax will become the sponsor of the CarMax pension plan. The following table illustrates estimated annual retirement benefits that CarMax anticipates will be payable under the CarMax pension plan to persons in specified compensation and years of service classifications.

Highest Consecutive Five-Year Average Compensation	Estimated* Annual Pension for Representative Years of Credited Service
	15	20	25	30	35
$700,000	153,654	204,872	256,090	307,308	358,526
$800,000	176,154	234,872	293,590	352,308	411,026
$900,000	198,654	264,872	331,090	397,308	463,526
$1,000,000	221,154	294,872	368,590	442,308	516,026
$1,100,000	243,654	324,872	406,090	487,308	568,526
$1,200,000	266,154	354,872	443,590	532,308	621,026
$1,300,000	288,654	384,872	481,090	577,308	673,526
$1,400,000	311,154	414,872	518,590	622,308	726,026
$1,500,000	333,654	444,872	556,090	667,308	778,526

*
For 2002, the Internal Revenue Code limit on the annual retirement benefits that may be paid from the pension plan was $160,000 and the limit on the amount of compensation that may be recognized by the pension plan was $200,000. The maximum benefit payable under the Benefit Restoration Plan as described on page 41 is $400,000 in 2002. The benefits shown on this table have not been limited by these caps.

The CarMax pension plan will cover employees who satisfy certain age and service requirements. Benefits will be based on a designated percentage of the average of compensation for the five highest of the last 10 consecutive years of employment, weighted according to years of credited service, and integrated with Social Security covered compensation. Years of credited service will include years of employment with Circuit City Stores before the date of the separation. For CarMax pension plan purposes, compensation of participants will include base pay, bonuses, overtime and commissions and exclude amounts realized under any employee stock purchase plan or stock incentive plan. For CarMax pension plan purposes, compensation for those individuals listed in the Summary Compensation Table is substantially the same as the amounts listed under the Salary and Bonus headings.

For purposes of the CarMax pension plan, credited years of past and future service for Messrs. Ligon, Folliard, Browning, Dolan and Kunkel would be 25, 37, 35, 17, and 30 years, respectively, at age 65.

To maintain compensation competitiveness and to create a retirement program that restores benefits for CarMax’s more senior executives who are affected by Internal Revenue Code limits on benefits provided under the CarMax pension plan, CarMax plans to implement a retirement benefit restoration plan. Subject to an annual limit, the benefit restoration plan and the Pension Plan together would provide benefits to all employees affected by the Internal Revenue Code limits at approximately the same percentage of compensation as for other employees. CarMax expects that the CarMax named executive officers will participate in this plan.

INFORMATION ABOUT CIRCUIT CITY STORES AFTER THE SEPARATION

After the separation, the Circuit City consumer electronics business will be the entire business of Circuit City Stores.

THE CIRCUIT CITY BUSINESS

Overview

Circuit City’s consumer electronics business is a leading national retailer of brand-name consumer electronics, personal computers and entertainment software. Circuit City sells video equipment, including televisions, digital satellite systems, video cassette recorders, camcorders, cameras and DVD players; audio equipment, including home and portable audio systems and compact disc players; mobile electronics, including car audio, video and security systems; home office products, including personal computers, printers, peripherals, software and facsimile machines; other consumer electronic products, including wireless phones and corded and cordless telephones; and entertainment software and accessories. As of February 28, 2002, Circuit City operated 604 Circuit City Superstores in 159 markets throughout the United States and 20 Circuit City Express mall stores. Circuit City has established a presence in virtually all of the nation’s top 100 markets and expects to continue adding to the existing store base as attractive market opportunities arise.

Outlook

Circuit City believes that increased consumer interest in products and services such as big-screen televisions, including digital television, plasma television and liquid-crystal-display panels; multi-channel video programming devices; digital imaging; wireless communications and broadband Internet access will drive profitability in the consumer electronics business during this decade. Circuit City is focusing significant resources on store remodeling, sales counselor training, customer service enhancements, marketing programs and supply chain initiatives to take advantage of the growth opportunities these products provide and thus improve the sales and profitability of the Circuit City business.

In fiscal 2001, Circuit City exited the major appliance category. Profits in this category were below the company’s average and sales were softening as new competitors added appliances to their product selection. The exit from the appliance business gave Circuit City the opportunity to expand its selection of DVD software; digital and 35 mm cameras; computer software, peripherals and accessories; and video game hardware, software and accessories. Circuit City believes these product categories are more closely aligned with Circuit City’s consumer electronics and home office product focus and provide greater opportunities for growth.

Also in fiscal 2001, Circuit City redesigned its configuration for new stores to increase selling square footage, provide a brighter, more contemporary and energetic store environment, improve product adjacencies and put more product out on the sales floor. This new store design is focused on giving consumers the ability to shop the way they want to shop. Sales counselor assistance is available, especially for bigger ticket, new or more complex items such as big-screen televisions and personal computers. But, products are also available on the sales floor so that customers can browse the store, self-select products and complete their transactions with a cashier. Beginning with the third quarter of fiscal 2001, all new stores have followed this store design.

Over the past two years, Circuit City also has experimented with several remodel designs and product category tests to expand the benefits of the new store design to the existing store base. In fiscal 2003, Circuit City plans to draw on these remodel and product category tests to roll out a new video department and lighting upgrades to approximately 300 Superstores. Circuit City believes that rolling out this new department will enable it to increase share in the growing and highly profitable big-screen television category. The Consumer Electronics Association projects that unit sales of big-screen televisions will rise more than 25% in calendar

2002. Circuit City will continue testing design ideas for other departments. Remodeling will continue in fiscal years 2004 and 2005. In addition to remodeling, Circuit City expects to relocate approximately 10 Superstores in fiscal 2003 and continue relocations in subsequent years. Expenditures related to remodeling and relocations are expected to total approximately $130 million in fiscal 2003, of which approximately $60 million will be expensed.

Circuit City believes that sales and profit growth depend not just on remodeling, but also the ability to deliver exceptional customer service, strong marketing programs, effective supply chain management and expense control. Circuit City utilizes Web-based sales training programs to quickly and efficiently train sales counselors. In fiscal 2003, Circuit City plans to introduce a sales certification program that will establish minimum proficiency levels and measure core competencies in product knowledge and customer service on an ongoing basis. In the second half of fiscal 2002, Circuit City revised its sales counselor compensation program, simplifying the commission structure and increasing compensation for sales counselors who best serve the customer.

Circuit City introduced a new marketing campaign in fiscal 2002 that focuses on the differentiated customer service that consumers can find at a Circuit City store. Circuit City expects to continue developing this campaign in fiscal 2003 as part of its ongoing effort to build consumer traffic in its stores.

Circuit City has focused on improved management of the supply chain for several years. Increased order frequency and vendor compliance programs have helped improve the cash conversion cycle. This focus will continue and in fiscal 2003 includes plans to integrate the store and distribution center replenishment systems, add direct-to-store delivery in key categories and further improve inventory forecasting.

As one part of its effort to reduce costs, Circuit City has adopted the Six Sigma error reduction methodology, applying it to existing programs or new processes. Circuit City has focused on reducing costs while further improving customer satisfaction.

Circuit City believes that the initiatives it has in place, additional efforts to enhance the business and a relatively stable economy will enable it to achieve comparable store sales growth in the mid-single digits for fiscal 2003. Given limited geographic expansion, Circuit City expects that total sales growth will only slightly exceed comparable store sales growth. Assuming relatively stable gross profit margins, Circuit City expects earnings of 75 cents per share to 85 cents per share before remodeling expense. Including remodeling expense, Circuit City expects earnings of 57 cents per share to 67 cents per share.

Operating Procedures; Merchandising

Each Circuit City store location follows detailed operating procedures and merchandising programs. Included are procedures for inventory maintenance, customer relations, store administration, merchandise display, store security and the demonstration and sale of products. Most merchandise is supplied directly to the stores from one of Circuit City’s eight automated distribution centers, which are strategically located around the country. Circuit City’s operating regions use a centralized buying organization. The central buying staff reduces costs by purchasing in large volumes and structuring a sound basic merchandising program. Circuit City’s merchandising strategy emphasizes a broad selection of products, including the industry’s newest technologies, and a wide range of prices. Merchandise mix and displays are controlled centrally to help ensure a high level of consistency from store to store. Merchandise pricing varies by market to reflect local competitive conditions.

Suppliers

During fiscal 2002, Circuit City’s 10 largest suppliers accounted for approximately 68% of merchandise purchased. Circuit City’s major suppliers include Sony Electronics, Hewlett Packard, Compaq, Panasonic, JVC, Thomson, Hitachi, Toshiba, Philips and Universal. Brand-name advertised products are sold by all of the Circuit City retail locations. Circuit City has no significant long-term contracts for the purchase of merchandise.

Advertising

Circuit City’s business relies on considerable amounts of advertising to maintain high levels of consumer awareness. Advertising expenditures from continuing operations were •% of net sales and operating revenues in fiscal 2002, 4.0% of net sales and operating revenues in fiscal 2001 and 3.7% of net sales and operating revenues in fiscal 2000. The Circuit City business is generally one of the largest newspaper advertisers in the markets that it serves. Circuit City uses multi-page vehicles and run-of-press newspaper advertisements, network and cable television advertising, magazine advertising, direct mail and interactive media. The multi-page vehicles provide an extensive presentation of the broad selection of products and price ranges Circuit City carries. As part of its competitive strategy, Circuit City advertises low prices and provides customers with a low-price guarantee. For every product that Circuit City sells, with some restrictions, we will meet any advertised price from a local store stocking the same new item, available for sale with a manufacturer’s warranty and in a factory-sealed box. In most cases, if a customer finds a lower advertised price, including Circuit City’s own sale price, within 30 days, Circuit City will refund the difference plus 10% of the difference to the customer.

Competition

The consumer electronics industry is highly competitive. Circuit City’s competitors include large specialty, discount or warehouse retailers as well as local, regional and non-brick-and-mortar retailers. Circuit City uses service, selection and pricing to differentiate its stores from the competition. As part of Circuit City’s competitive strategy, the Circuit City Superstores offer a broad selection of brand-name merchandise. Professionally trained sales counselors, convenient credit options, factory-authorized product repair, home delivery, installation centers for automotive electronics, exchange and no-lemon policies and extended warranties reflect a strong commitment to customer service. Circuit City strives to maintain highly competitive prices and offers customers a low-price guarantee.

Employees; Training

Circuit City Superstores are staffed with commissioned and hourly sales associates; sales support personnel such as customer service associates, merchandise specialists and stockpersons; a store manager; one or more sales managers, an operations manager and one or more customer service managers. On February 28, 2002, Circuit City had 30,455 hourly and salaried employees and 14,353 employees who worked on a commission basis. None of these employees are subject to a collective bargaining agreement. Additional personnel are employed during peak selling seasons.

Store associates receive continuous training delivered by customized Web-based interactive courses, supported with in-store mentoring. Courses include product knowledge with an emphasis on new technology, customer service and store operations. Associates also receive online tutoring with links to vendor Web sites for additional resources. Management training programs are designed to prepare future leaders and include Web-based training, in-store activities, online tutoring and classroom instruction.

Consumer Credit

Because consumer electronics and personal computers represent relatively large purchases for the average consumer, Circuit City’s business is affected by consumer credit availability, which varies with the state of the economy and the location of a particular store. In fiscal 1991, Circuit City established a credit card finance operation to issue a private-label credit card. The finance operation’s credit extension, customer service and collection operations are fully automated with state-of-the-art technology to maintain a high level of profitability and customer service. The credit card finance operation also manages a bankcard portfolio. Receivables generated by both the private-label credit card and bankcard programs are financed through asset securitization programs.

E-commerce

Circuit City’s e-Superstore Web site provides broad product selection, convenient purchase and delivery options and in-depth product comparison information. Internet customers can check the inventory of up to three Circuit City Superstores in nearby locations, in addition to the in-stock availability from the e-Superstore. The Web site inventory is also accessible from any store location. Products can be shipped through the e-Superstore for normal shipping charges or they can be picked up using the Express Pickup service at a local Superstore. Products purchased through the e-Superstore are shipped from an existing distribution center directly to the customer. Products purchased through the Web site can be serviced, exchanged or returned to any Circuit City Superstore location.

Distribution

As of February 28, 2002, Circuit City operated eight automated Circuit City electronics distribution centers, each designed to serve stores within a 500-mile range. These centers use conveyor systems and laser bar-code scanners to reduce labor requirements, prevent inventory damage and maintain inventory control. Circuit City also operates smaller distribution centers handling primarily larger non-conveyable electronics products. Circuit City believes that for most merchandise the use of the distribution centers enables it to distribute efficiently a broad selection of merchandise to its stores, reduce inventory requirements at individual stores, benefit from volume purchasing and maintain accounting control. Circuit City also operates an automated centralized distribution center for entertainment software. Most of Circuit City’s store merchandise is distributed through its distribution centers, although it expects to add direct-to-store delivery in fiscal 2003 for key products where timely delivery to the store is critical to sales.

Service

Circuit City offers service and repairs for nearly all the products it sells. Customers are also able to purchase extended warranties on most of the merchandise that it sells. Circuit City sells two extended warranty programs on behalf of unrelated third parties that are the primary obligors. Under these programs, Circuit City has no contractual liability to the customer. In states where third-party warranty sales are not permitted, a warranty is sold for which Circuit City is the primary obligor. During fiscal 2001, Circuit City initiated the Replacement Protection Plan, which covers various types of electronics merchandise, including some types of TVs, VCRs, MP3 players and Mini Disc players. If the customer purchases an RPP and the merchandise becomes defective or is broken, the customer can return the merchandise and receive a check for the retail price of the merchandise, plus any shipping and handling.

CIRCUIT CITY STORES MANAGEMENT

The table below sets forth the executive officers of Circuit City Stores, Inc.:

Name	Age	Office
W. Alan McCollough	52	President and Chief Executive Officer
Michael T. Chalifoux	55	Executive Vice President, Chief Financial Officer and Corporate Secretary
John W. Froman	48	Executive Vice President, Chief Operating Officer
Kim D. Maguire	46	Executive Vice President, Merchandising
Ann-Marie Austin-Stephens	43	Senior Vice President, Store Innovation and Development
Dennis J. Bowman	48	Senior Vice President and Chief Information Officer
W. Stephen Cannon	50	Senior Vice President and General Counsel
Fiona P. Dias	36	Senior Vice President, Marketing
Philip J. Dunn	49	Senior Vice President, Treasurer and Controller
W. Austin Ligon*	51	Senior Vice President, Automotive
Gary M. Mierenfeld	50	Senior Vice President, Distribution and National Service
Jeffrey S. Wells	56	Senior Vice President, Human Resources

*	After the separation, Mr. Ligon will no longer be an executive officer of Circuit City Stores, Inc.

CIRCUIT CITY STORES’ RELATIONSHIP WITH CARMAX AFTER THE SEPARATION

The specific terms and conditions of the separation are set forth in the separation agreement between Circuit City Stores and CarMax.

The CarMax group has been, and until the separation will be, a part of Circuit City Stores. As a result, in the ordinary course of CarMax’s business, the CarMax group incurs expenses in connection with miscellaneous corporate, legal, finance, planning, strategy, marketing, human resource, cash management, payment processing and other services, which expenses are either reimbursed by the CarMax group to Circuit City Stores or charged to the CarMax group as part of the general allocation of the Circuit City Stores consolidated corporate overhead expenses. Following the separation, the relationship between Circuit City Stores and CarMax will be governed by a number of agreements. These agreements include:

•	a tax allocation agreement,

•	an employee benefits agreement, and

•	a transition services agreement.

The material terms of the separation agreement and these other agreements are described below. The separation agreement, the tax allocation agreement, the employee benefits agreement and the transition services agreement have been filed as exhibits to the registration statement filed by CarMax of which this proxy statement/prospectus forms a part, and the summaries of these documents that follow are qualified in their entirety by reference to the full text of those documents, which are incorporated into this document by reference. For more information on how you can obtain copies of these documents, see “Where You Can Find More Information.”

Agreements between Circuit City Stores and CarMax Relating to the Separation

Separation Agreement

The separation agreement provides that, to the extent not previously transferred to CarMax, Circuit City Stores will transfer all of its remaining CarMax group assets to CarMax or to one of its subsidiaries before the redemption date. Similarly, to the extent not previously assumed by CarMax, CarMax or one of its subsidiaries will assume all of Circuit City Stores’ remaining CarMax group liabilities before the redemption date. CarMax has agreed to take each CarMax group asset and to assume and perform each CarMax group liability on an “as is, where is” basis, and Circuit City Stores has made no representations or warranties with respect to any aspect of the CarMax assets or the CarMax liabilities.

Other matters governed by the separation agreement are joint insurance arrangements, non-solicitation of employees, provision and retention of records, access to information and confidentiality, cooperation with respect to governmental filings, access to property, rights to corporate names and trademarks, control of ongoing litigation, and restrictions on competitive activities. In addition, the separation agreement provides that CarMax will pay to Circuit City Stores, in recognition of Circuit City Stores’ continuing contingent liability on 23 leases assigned by Circuit City Stores to a subsidiary of CarMax, a special dividend of approximately $[28.4] million on the separation date.

Pursuant to the separation agreement, CarMax and its subsidiaries have agreed to indemnify Circuit City Stores and its affiliates, representatives and security holders for any losses arising out of any breach of the separation agreement, the tax allocation agreement, the transition services agreement, the employee benefits agreement, any instrument conveying any of the CarMax group assets or CarMax group liabilities to CarMax or any failure by CarMax to assume and perform any of the CarMax group liabilities. In addition, CarMax and its subsidiaries have agreed to indemnify Circuit City Stores and its affiliates and security holders for any losses arising out of any liability relating to the separation, redemption, distribution and/or this proxy statement/

prospectus. Circuit City Stores and its subsidiaries have agreed to indemnify CarMax and its affiliates, representatives and security holders for any losses arising out of any breach of the separation agreement, the tax allocation agreement, the transition services agreement, the employee benefits agreement, any instrument conveying any of the CarMax group assets or CarMax group liabilities to CarMax or any failure by Circuit City Stores to perform any of the Circuit City group liabilities.

The separation agreement may be terminated and the redemption and distribution may be abandoned by Circuit City Stores’ board of directors, in its sole discretion, at any time before the first mailing of the notice of redemption to holders of CarMax Group Common Stock. After that time, the separation agreement may only be terminated upon the issuance by a governmental authority of an injunction or order prohibiting or preventing the consummation of the separation.

Tax Allocation Agreement

The tax allocation agreement governs Circuit City Stores’ and CarMax’s respective rights, responsibilities and obligations after the separation with respect to taxes for the periods ending on or before the separation. Generally, the tax allocation agreement provides that pre-separation taxes that are attributable to the business of one party will be borne solely by that party.

If the separation fails to qualify as a tax-free transaction to Circuit City Stores, among other possible tax consequences, Circuit City Stores would recognize taxable gain equal to the excess of the fair market value of the CarMax, Inc. common stock distributed in exchange for CarMax Group Common Stock over Circuit City Stores’ tax basis in such CarMax, Inc. common stock. Please see “Proposal One: The CarMax Separation Proposal—U.S. Federal Income Tax Consequences of the Separation” on page 36 for a more detailed discussion of the U.S. federal income tax consequences of the separation to Circuit City Stores and its shareholders. If the separation fails to qualify as a tax-free distribution because of some action of CarMax (including certain acquisitions of CarMax stock or assets), then under the tax allocation agreement, CarMax will be solely liable for any resulting corporate taxes to Circuit City Stores.

Under U.S. federal income tax laws, CarMax and Circuit City Stores are severally liable for all of Circuit City Stores’ federal income taxes attributable to the periods prior to and including the current taxable year of Circuit City Stores, which ends on •, 2002. This means that if Circuit City Stores fails to pay the taxes attributable to it under the tax allocation agreement for periods prior to and including the current taxable year of Circuit City Stores, CarMax may be responsible for these tax liabilities.

Employee Benefits Agreement

The employee benefits agreement will cover a wide range of compensation and benefit issues related to the separation. In general, Circuit City Stores is responsible before the separation for all employment and benefit-related obligations and liabilities of CarMax employees, Circuit City Stores employees transferred to CarMax in the separation, and their dependents and beneficiaries, except for liabilities transferred to CarMax under the employee benefits agreement. CarMax is responsible for these employment and benefit-related obligations and liabilities after the separation and for any other liabilities transferred to it under the employees benefits agreement. Circuit City Stores will continue to be responsible for the employment and benefit-related obligations and liabilities of Circuit City Stores employees following the separation. For purposes of this discussion, CarMax employees and Circuit City Stores employees transferred to CarMax in the separation both will be referred to as CarMax employees.

For a period up to one year following the separation, Circuit City Stores will assist CarMax in the administration of benefits for CarMax employees, including the administration of CarMax’s employee benefit plans and payroll processes. CarMax will reimburse Circuit City Stores for the cost of these services in the manner and in the amounts provided for in the transition services agreement.

After the separation, CarMax no longer will participate in Circuit City Stores’ employee benefit plans but will have established its own employee benefit plans that are substantially similar to the plans sponsored by Circuit City Stores prior to the separation. The following paragraphs briefly summarize the other provisions of the employee benefits agreement regarding this transition.

Employee Benefit Plans.    No later than the date of the separation, CarMax will assume sponsorship of the Retirement Plan of CarMax, Inc., which was established as described above under the caption “Proposal One: The CarMax Separation Proposal—Employee Benefits and Compensation Matters—New CarMax Benefit Plans—Pension Plan,” and certain other benefit plans. Any Circuit City Stores employee who is transferred to CarMax on or before February 28, 2003 and who has an accrued benefit under the Retirement Plan of Circuit City Stores, Inc. will have his or her accrued benefit transferred to the Retirement Plan of CarMax, Inc. as soon as possible after he or she becomes a CarMax employee. Circuit City Stores and CarMax also will transfer accounts for CarMax employees from the Circuit City Stores 401(k) Savings Plan to the CarMax, Inc. 401(k) Savings Plan, and CarMax will assume the sponsorship of and liability for the CarMax, Inc. 401(k) Savings Plan and all benefits payable under the plan. CarMax will ensure that all service, compensation, and other benefit-affecting determinations recognized under Circuit City Stores’ plans prior to the separation are fully recognized and credited under CarMax’s plans, except when duplicate benefits would result.

For employees who transfer between Circuit City Stores and CarMax after the separation and on or before February 28, 2003, Circuit City Stores and CarMax will mutually credit service recognized by the other under the terms of their employee benefit plans, except for benefit accruals under their pension plans, the treatment of which is described above. Circuit City Stores and CarMax also will provide coordinated coverage and benefits under health and welfare plans during this period for individuals who cease employment with Circuit City Stores and immediately become employees of CarMax, and for individuals who cease employment with CarMax and immediately become employees of Circuit City Stores.

As described under the caption “Proposal One: The CarMax Separation Proposal Employee Benefits and Compensation Matters—New CarMax Benefit Plans—Welfare Benefit Plans” above, CarMax will implement health and welfare benefit plans that will provide benefits after the separation that are essentially identical to the benefits that CarMax employees currently receive. The employee benefits agreement contains transitional rules to ensure that CarMax employees’ coverage, costs and benefits are not adversely affected or duplicated in connection with the separation.

Executive and Other Benefits.    Circuit City Stores has entered into individual agreements with certain executives who are CarMax employees that establish the rights of the covered individuals to special executive compensation and benefits, such as supplemental pension benefits, deferred compensation, and severance agreements. Some of these individual agreements provide for the payment of compensation and benefits in the event of the covered individual’s termination of employment. CarMax will assume all liabilities and benefits under these individual agreements. The transfer of a CarMax employee or a Circuit City Stores employee to the other corporation in connection with the separation will not be deemed to be a termination for purposes of these agreements, the Circuit City Stores Supplemental Executive Retirement Plan, or other similar programs.

Prior to the separation, CarMax will adopt the CarMax Long Term Incentive Plan, the CarMax Annual Performance-Based Bonus Plan, and the CarMax Supplemental Executive Retirement Plan, all of which will be substantially similar to the corresponding Circuit City Stores plan. CarMax will also assume the CarMax Employee Stock Purchase Plan. Prior to the separation, Circuit City Stores will approve these plans as the sole shareholder of CarMax.

In connection with the separation, Circuit City Stores and CarMax will adjust options on Circuit City Group Common Stock granted to Circuit City Stores and CarMax employees under the 1994 Stock Incentive Plan to reflect the effect on the Circuit City Group Common Stock of the dividend of CarMax, Inc. common stock. This adjustment is described above under the caption “Employee Benefits and Compensation Matters—Adjustment to

Circuit City Group Common Stock Options.” Similarly, Circuit City Stores stock appreciation rights outstanding under the Circuit City Stores Long Term Incentive Plans will be adjusted to reflect the effect of the dividend of CarMax, Inc. common stock. Options on CarMax, Inc. common stock and CarMax stock appreciation rights will not be adjusted in connection with the separation and, after the separation, will be settled by CarMax pursuant to its Long Term Incentive Plan, regardless of by whom they are held. Additionally, the restricted shares of Circuit City Group Common Stock that are outstanding under the Circuit City Stores Long Term Incentive Plans will receive the dividend of CarMax, Inc. common stock but will not otherwise be adjusted in connection with the separation. Circuit City Stores will hold the shares issued in the dividend of CarMax, Inc. common stock subject to the same restrictions that are applicable to the restricted shares of Circuit City Group Common Stock on which the dividend is paid.

CarMax will be responsible for determining all awards payable under the CarMax Annual Performance-Based Bonus Plan for the year of the separation and thereafter, including determining the extent to which the established performance criteria have been met and the payment level for employees who transferred from Circuit City Stores. CarMax also will be liable for any awards payable under the plan.

CarMax will assume the CarMax Employee Stock Purchase Plan as the successor to the 1997 Circuit City Stores, Inc. Employee Stock Purchase Plan for CarMax Group Employees. All amounts credited to CarMax employees’ accounts in the plan at the separation will be applied on the next exercise date following the separation toward the purchase of CarMax common stock. The CarMax Employee Stock Purchase Plan will continue in effect following the separation.

All liabilities relating to CarMax employees under the Circuit City Stores Supplemental Retirement Plan will be transferred to the CarMax Supplemental Executive Retirement Plan. CarMax will assume all liabilities under the CarMax Supplemental Executive Retirement Plan and certain other nonqualified pension plans and arrangements for periods before and after the separation and will make all benefit payments to CarMax employees whenever required pursuant to the terms of the plans and arrangements.

Transition Services Agreement

Under the transition services agreement Circuit City Stores will provide the following services to CarMax:

•
Category I Services: payroll, human resources, benefits administration, relocation and purchasing of television advertising and car stereo installation and car stereo displays. The initial term for these services will be six months with [two] three month renewal options.

•	Category II Services: security, cafeteria services and telecommunications. The initial term for these services is twelve months with [two] six month renewal options.

•	Category III Services: computer center support, special technical services and administrative services. The initial term for these services is twenty-four months with [two] six month renewal options.

CarMax will pay Circuit City Stores the allocable portion of all direct and indirect costs for providing these services plus 10%.

Except with respect to the Category III services, CarMax has a general obligation to use reasonable efforts to establish alternative sources for these services. CarMax may terminate any or all services for any reason upon thirty days’ notice to Circuit City Stores.

MARKET PRICE AND DIVIDEND INFORMATION FOR
CIRCUIT CITY GROUP COMMON STOCK AND CARMAX GROUP COMMON STOCK

The following table sets forth the intra-day high and low sale prices per share of the Circuit City Group Common Stock and CarMax Group Common Stock as quoted on the NYSE. The quarterly dividend data shown below applies to the Circuit City Group Common Stock for the applicable periods. No dividend data is shown for the CarMax Group Common Stock because no dividends have been paid on CarMax Group Common Stock.

	Circuit City Group Common Stock			CarMax Group Common Stock
	High	Low	Dividend	High	Low
Fiscal 2001
First Quarter	$65.19	$37.25	$.0175	$4.25	$1.56
Second Quarter	56.63	21.00	.0175	4.88	2.63
Third Quarter	28.25	11.56	.0175	5.38	3.38
Fourth Quarter	19.90	8.69	.0175	5.50	3.69

Dividend Total			$.0700

Fiscal 2002
First Quarter	$16.85	$10.34	$.0175	$15.49	$4.70
Second Quarter	20.25	14.50	.0175	20.50	11.50
Third Quarter	17.84	9.55	.0175	21.00	9.20
Fourth Quarter	31.40	16.08	.0175	29.02	19.35

Dividend Total			$.0700

Fiscal 2003
First Quarter (through March 28, 2002)	$21.41	$17.41		$30.08	$24.91

On February 21, 2002, the last full trading day prior to Circuit City Stores’ public announcement of the separation, the closing price of the Circuit City Group Common Stock was $23.59 and the closing price of CarMax Group Common Stock was $28.51. On •, 2002, the last full trading day prior to the first mailing of this proxy statement/prospectus, the closing price of the Circuit City Group Common Stock was • and the closing price of the CarMax Group Common Stock was •.

BENEFICIAL OWNERSHIP OF CIRCUIT CITY GROUP COMMON STOCK
AND CARMAX GROUP COMMON STOCK

The following table sets forth beneficial ownership information as of March 18, 2002 for the Circuit City Group Common Stock and the CarMax Group Common Stock owned by:

•	the Circuit City Stores Chief Executive Officer and the four other most highly compensated officers of Circuit City Stores as of March 18, 2002,

•	each director of Circuit City Stores,

•	directors and executive officers of Circuit City Stores as a group, and

•	each person who is known by Circuit City Stores to beneficially own more than 5% of the outstanding shares of Circuit City Group Common Stock or CarMax Group Common Stock.

Unless otherwise noted, each shareholder has sole voting power and sole investment power with respect to securities shown in the table below.

Name	Circuit City Group Option Shares Which May be Acquired Within 60 Days After March 18, 2002	Circuit City Group Common Stock Beneficially Owned as of March 18, 2002(1)		Percent of Series		CarMax Group Option Shares Which May Be Acquired Within 60 Days After March 18, 2002	CarMax Group Common Stock Beneficially Owned as of March 18, 2002(2)		Percent of Series
Circuit City Stores Named Executive Officers
W. Alan McCollough**	845,000	1,009,377	(3)	*		—	—		*
Michael T. Chalifoux**	447,500	670,683	(3)	*		—	—		*
John W. Froman	147,500	263,433	(3)(6)	*		—	—		*
Dennis J. Bowman	157,750	179,289	(3)	*		—	—		*
W. Austin Ligon***	—	26,388	(4)	*		128,750	1,363,250	(5)	3.7%

Directors
Carolyn Baldwin Byrd	—	503		*		—	60		*
Richard N. Cooper	11,902	67,656		*		871	962		*
Barbara S. Feigin	12,774	20,227		*		871	871		*
James F. Hardymon	844	6,316		*		—	600		*
Robert S. Jepson, Jr.	8,034	39,042				895	986		*
Hugh G. Robinson	12,036	13,147		*		871	962		*
Paula G. Rosput	—	342		*		—	60		*
Mikael Salovaara	7,836	88,309	(7)	*		871	24,062	(8)	*
Richard L. Sharp	1,450,000	1,753,737		*		—	—		*
John W. Snow	11,902	18,510		*		871	962		*
Carolyn Y. Woo	—	594		*		—	66		*

All directors and executive officers as a group (23 persons)	3,665,328	4,881,272	(3)(9)	2.3%		134,000	1,392,841	(10)	3.8%

Beneficial Owners of More than 5%
Wellington Management Company, LLP	N/A	17,814,108	(15)	8.5%		N/A	N/A		N/	A
75 State Street Boston, MA 02109
Capital Research and Management Company	N/A	20,465,000	(1)	9.8%		N/A	1,825,000	(1)	4.9%
333 South Hope Street Los Angeles, CA 90071
Ronald Juvonen	N/A	N/A		N/	A	N/A	3,431,800	(13)	9.3%
c/o Downtown Associates, LLC 674 Unionville Road, Suite 105 Kennett Square, PA 19348
Orbis Holdings Limited 34 Bermudiana Road Hamilton HM11 Bermuda	N/A	N/A		N/	A	N/A	2,530,393	(14)	6.8%
FMR Corporation 82 Devonshire Street Boston, MA 02109	N/A	N/A		N/	A	N/A	2,098,010	(16)	5.7%
Stephen F. Mandel, Jr.,	N/A	N/A		N/	A	N/A	1,928,500	(17)	5.2%
Two Greenwich Plaza,
Greenwich, CT 06830

*	Less than 1% of class, based on the total number of shares of Circuit City Group Common Stock and CarMax Group Common Stock outstanding on March 18, 2002.
**	Mr. McCollough and Mr. Chalifoux are also directors of Circuit City Stores, Inc.
***	After the separation, Mr. Ligon will no longer be an executive officer of Circuit City Stores, Inc.

(1)	Includes shares of Circuit City Group Common Stock that could be acquired through the exercise of stock options within 60 days after March 18, 2002.
(2)	Includes shares of CarMax Group Common Stock that could be acquired through the exercise of stock options within 60 days after March 18, 2002.
(3)	Includes restricted shares of Circuit City Group Common Stock as follows: Mr. McCollough 25,250; Mr. Chalifoux 20,250; Mr. Froman 55,690 and Mr. Bowman 9,355.
(4)	Includes 15,000 shares of Circuit City Group Common Stock held by Mr. Ligon’s wife. Mr. Ligon disclaims beneficial ownership of these shares.
(5)	Includes 50,700 shares of CarMax Group Common Stock held by Mr. Ligon’s children. Mr. Ligon disclaims beneficial ownership of these shares.
(6)	Includes 5,500 shares of Circuit City Group Common Stock held by Mr. Froman’s wife.
(7)	Includes 34,465 shares of Circuit City Group Common Stock held by Trewstar LLC. Mr. Salvovaara disclaims beneficial ownership of these shares.
(8)	Includes 23,100 shares of CarMax Group Common Stock held by Trewstar LLC. Mr. Salvovaara disclaims beneficial ownership of these shares.
(9)	Beneficial ownership is disclaimed for a total of 40,365 shares.
(10)	Beneficial ownership is disclaimed for a total of 88,800 shares.
(11)
Information concerning the Circuit City Group Common Stock beneficially owned as of December 31, 2001, by Capital Research and Management Company was obtained from a Schedule 13G dated February 11, 2002. According to this filing, Capital Research and Management Company, an investment adviser registered under the Investment Advisers Act of 1940, has sole dispositive power for 20,465,000 shares, but disclaims beneficial ownership of any shares.

(12)
Information concerning the CarMax Group Common Stock beneficially owned as of December 31, 2001, by Capital Research and Management Company was obtained from a Schedule 13G dated February 11, 2002. According to this filing, Capital Research and Management Company, an investment adviser registered under the Investment Advisers Act of 1940, has sole dispositive power for 1,825,000 shares, but disclaims beneficial ownership of any shares. Information concerning the CarMax Group Common Stock beneficially owned by Ronald Juvonen as of December 31, 2001, was obtained from a Schedule 13G dated

(13)
February 8, 2002. According to this filing, the shares are held by Downtown Associates I, L.P.; Downtown Associates II, L.P.; Downtown Associates III, L.P.; Downtown Associates IV, L.P. and Downtown Foundations, L.P. (collectively referred to as the Downtown Funds) and Ronald Juvonen individually. The general partner of the Downtown Funds is Downtown Associates, L.L.C. Ronald Juvonen, as the Managing Member of the general partner, has sole voting power and sole dispositive power with respect to the shares of the CarMax Group Common Stock held by the Downtown Funds.

(14)
Information concerning the CarMax Group Common Stock beneficially owned by Orbis Holdings Limited as of December 31, 2001, was obtained from a Schedule 13G dated February 14, 2002, filed by Orbis Holdings Limited; Orbis Asset Management Limited, which serves as a general partner to Orbis Optimal Global Fund, LP; and Orbis Investment Management Limited, which serves as an investment manager to Orbis Global Equity Fund Limited. According to this filing, Orbis Holdings Limited has shared voting power and shared dispositive power of 2,530,393 shares, but disclaims beneficial ownership of any shares. Orbis Investment Management Limited has shared voting power and shared dispositive power of 2,350,000 of the 2,530,393 shares of CarMax Group Common Stock, but disclaims beneficial ownership of any shares.

(15)
Information concerning the CarMax Group Common Stock beneficially owned by FMR Corp. (“FMR”) as of December 31, 2001, was obtained from a Schedule 13G dated February 14, 2002. According to the Schedule 13G, FMR Corp. is a parent holding company and certain members of the family of Edward C. Johnson 3rd may be deemed members of a group that controls FMR. The Schedule 13G indicates that of the 2,098,010 shares beneficially owned: (1) 1,398,400 shares are beneficially owned by Fidelity Management & Research Company, a wholly-owned subsidiary of FMR and a registered investment advisor (“Fidelity Research”), (2) 480,510 shares are beneficially owned by Fidelity Management Trust Company, a wholly-owned subsidiary of FMR Corp. and a bank which serves as investment manager for certain institutional accounts (“Fidelity Trust”), and (3) 219,000 shares are beneficially owned by Fidelity International

Limited (“Fidelity International”), a foreign-based subsidiary and investment advisor for certain institutional investors. FMR and Edward C. Johnson have sole power to dispose of the shares beneficially owned by Fidelity Research and Fidelity Trust and sole power to vote the shares beneficially owned by Fidelity Trust. However, the trustees of the mutual funds managed by Fidelity Research have sole power to vote the shares that are beneficially owned by Fidelity Research. FMR and Fidelity International are of the view that they are not acting as a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and therefore believe that they are not otherwise required to attribute to each other the “beneficial ownership” of the securities “beneficially owned” by the other corporation within the meaning of Rule 13d-3 of the Exchange Act.

(16)
Information concerning the Circuit City Group Common Stock beneficially owned by Wellington Management Company, LLP (“Wellington”) as of December 31, 2001, was obtained from a schedule 13G dated February 12, 2002. The filing indicates that of the 17,814,108 shares beneficially owned, Wellington Management has shared voting power for 10,957,830 shares and shared dispositive power for 17,814,108 shares. The filing indicates that Wellington is a registered investment advisor.

(17)
Information concerning the CarMax Group Common Stock beneficially owned by Stephen F. Mandel, Jr. as of March 18, 2002, was obtained from a Schedule 13G filed March 27, 2002. According to the Schedule 13G, Stephen F. Mandel, Jr., by virtue of his position as the managing member of the general partner of certain limited partnerships that own CarMax Group Common Stock and as managing member of an entity whose client owns CarMax Group Common Stock, shares power to vote or dispose of shares directly owned as follows: (i) 69,426 shares owned by Lone Spruce, L.P., (ii) 152,352 shares owned by Lone Balsam, L.P., (iii) 127,281 shares owned by Lone Sequoia, L.P., and (iv) 1,579,441 shares owned by Lone Pine Capital LLC.

OWNERSHIP OF CARMAX, INC. COMMON STOCK
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Before the separation, all of the outstanding shares of CarMax, Inc. common stock are and will be held beneficially and of record by Circuit City Stores. The following table sets forth, as of •, 2002, information concerning expected beneficial ownership of the CarMax, Inc. common stock after giving effect to the separation by:

•	each person or entity known to CarMax who will beneficially own more than 5% of the outstanding shares of CarMax, Inc. common stock;

•	each person who CarMax currently knows will be one of its directors or named executive officers at the time of the separation; and

•	as a group, all persons who CarMax currently knows will be its directors and executive officers at the time of the separation.

The following information:

•	gives effect to the separation as if it had occurred on •, 2002;

•
in the case of percentage ownership information, assumes that immediately after the separation there are • shares of CarMax, Inc. common stock outstanding, which is the number that would have been outstanding if the separation had occurred on •, 2002;

•	reflects a redemption ratio of one share of CarMax, Inc. common stock for each share of CarMax Group Common Stock held by persons listed in the table below;

•	assumes a distribution ratio of • of a share of CarMax, Inc. common stock for each share of Circuit City Group Common Stock held on the distribution record date; and

•
gives effect to the conversion, at an assumed conversion ratio of one to one, of each option to purchase shares of CarMax Group Common Stock issued under employee stock incentive plans and outstanding on the date of the separation into an option on substantially the same terms to purchase shares of CarMax, Inc. common stock.

The actual number of shares of CarMax, Inc. common stock outstanding as of the date of the separation may differ to the extent that outstanding stock options are exercised between •, 2002 and the date of the separation and to the extent the assumed distributions and conversion ratios differ from the actual ratios.

Unless otherwise noted, CarMax believes each person or entity listed below has sole voting power and sole investment power with respect to securities shown in the table below.

Name	Number of Shares Beneficially Owned Immediately After Separation	Percentage of Shares Beneficially Owned Immediately After Separation
5% Shareholders
Directors and Named Executive Officers
W. Austin Ligon
Thomas J. Folliard
Keith D. Browning
Michael K. Dolan
Joseph S. Kunkel
[DIRECTORS]
All directors and executive officers as a group ([#] persons)

*    Less than 1%

DESCRIPTION OF CARMAX INC. CAPITAL STOCK AFTER THE SEPARATION

The following description of the material terms of CarMax, Inc.’s capital stock does not purport to be complete and is qualified in its entirety by reference to the form of CarMax, Inc.’s articles of incorporation and bylaws, as these documents are expected to be in effect at the time of the separation. Copies of these forms have been filed as exhibits to the registration statement, of which this document is a part. For more information on how you can obtain copies of these documents, see “Where You Can Find More Information.” You are urged to read the forms of CarMax articles of incorporation and bylaws in their entirety.

Authorized Capital Stock

CarMax, Inc.’s authorized capital stock will consist of • shares of preferred stock, par value $• per share, and • shares of common stock, par value $• per share. Based on information available to CarMax as of •, 2002, it is estimated that approximately • million shares of CarMax, Inc. common stock will be outstanding immediately after the separation (assuming no options to purchase shares of CarMax Group Common Stock are exercised before the separation). No shares of CarMax preferred stock would be outstanding.

CarMax Common Stock

The holders of CarMax, Inc. common stock will be entitled to one vote for each share on all matters voted on by shareholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by the CarMax board of directors with respect to any series of preferred stock (a “preferred stock designation”), the holders of CarMax, Inc. common stock will possess all of the voting power. The CarMax articles of incorporation will not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of CarMax preferred stock created by the CarMax board of directors from time to time, the holders of CarMax, Inc. common stock will be entitled to such dividends as may be declared from time to time by the CarMax board of directors from funds legally available for the payment of dividends, and, upon liquidation, dissolution or winding up, will be entitled to receive pro rata all assets available for distribution to the holders of CarMax, Inc. common stock after payment of a proper amount to the holders of any series of preferred stock that may be issued in the future. For a more complete discussion of the CarMax dividend policy, see “Dividend Policy.”

CarMax Preferred Stock

CarMax’s articles of incorporation authorize the CarMax board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of such series, including, but not limited to:

•	the designation of the series;

•
the number of shares of the series, which number the CarMax board of directors may later, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares of that series then outstanding;

•
whether dividends, if any, will be cumulative or noncumulative, and, in the case of shares of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on the shares of the series having cumulative dividend rights shall be cumulative;

•
the rate of any dividends, or method of determining the dividends, payable to the holders of the shares of the series, any conditions upon which the dividends will be paid and the date or dates or the method for determining the date or dates upon which the dividends will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of CarMax’s affairs;

•
whether the shares of the series will be convertible or exchangeable into shares of any other class or series, or any other security, of CarMax or any other corporation, and, if so, the specification of the other class or series or the other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates as of which the shares will be convertible or exchangeable and all other terms and conditions upon which the conversion or exchange may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the shares of the series.

CarMax believes that the ability of its board of directors to issue one or more series of preferred stock will provide it with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of CarMax preferred stock, as well as shares of CarMax, Inc. common stock, will be available for issuance without further action by its shareholders unless required by applicable law or the rules of any stock exchange or automated quotation system on which CarMax securities may be listed or traded. The NYSE currently requires shareholder approval as a prerequisite to listing shares in several instances, including where the present or potential issuance of shares could result in an increase of at least 20% in the number of outstanding shares of common stock, or in the amount of voting securities, outstanding. The NYSE does not require approval for issuances for cash in public offerings and some private offerings. If the approval of CarMax’s shareholders is not required for the issuance of shares of its preferred stock or common stock, the CarMax board of directors may determine not to seek shareholder approval.

Although CarMax believes its board of directors will have no intention of immediately doing so, it could issue a series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. The CarMax board of directors will make any determination to issue the shares of preferred stock based on its judgment as to the best interests of CarMax and its shareholders. The CarMax board of directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of the CarMax board of directors, including a tender offer or other transaction that some, or a majority, of CarMax shareholders might believe to be in their best interests or in which its shareholders might receive a premium for their stock over the then-current market price of CarMax, Inc. common stock.

CarMax expects that, as of the completion of the separation, • shares of its Series A Preferred Stock will be reserved for issuance upon exercise of the rights issued under its shareholders rights plan. For a more complete discussion of the CarMax rights plan, see “Shareholders Rights Plan.”

Preemptive Rights

Neither the holders of common stock nor of any series of preferred stock of CarMax, Inc. will be entitled to any preemptive or other subscription rights.

Shareholders Rights Plan

The following discussion assumes the board of directors of CarMax, Inc. will have adopted a shareholders rights plan before the CarMax Separation and that such plan will have substantially the same provisions as are in Circuit City Stores’ current shareholders rights plan, except as that plan would be modified to make it apply to only one series of common stock by removing all provisions relating to the CarMax Group Common Stock. However, the adoption of a shareholders rights plan is in the discretion of the board of directors and, if adopted, could have differing provisions from those described below and, in any case, could be modified or terminated at any time to the extent determined by the CarMax board to be in the interest of CarMax shareholders.

Under CarMax’s shareholders rights plan, each outstanding share of CarMax, Inc. common stock would be associated with it a right to purchase one four-hundredth of a share of CarMax’s Series A Preferred Stock at a purchase price of $•, subject to adjustment.

The purpose of the rights plan would be to:

•	give the CarMax board of directors the opportunity to negotiate with any persons seeking to obtain control of CarMax;

•	deter acquisitions of CarMax, Inc. common stock, without assurance of fair and equal treatment of all of CarMax’s shareholders; and

•
prevent a person from acquiring in the market a sufficient number of shares of CarMax, Inc. common stock, to be in a position to block an action sought to be taken by CarMax’s shareholders, as applicable.

The exercise of the rights would cause substantial dilution to a person attempting to acquire CarMax on terms not approved by CarMax’s board of directors and therefore would significantly increase the price that person would have to pay to acquire CarMax. CarMax’s rights plan may deter a potential hostile acquisition or tender offer.

Until a distribution date occurs, the rights:

•	would not be exercisable; and

•	would be represented by the same certificate that represents the shares with which the rights are associated and will trade together with those shares.

Following a “distribution date,” the rights would become exercisable and CarMax would issue separate certificates representing the rights, which would trade separately from CarMax, Inc. common stock.

A “distribution date” would occur upon the earlier of:

•	the 10th day following a public announcement that a person or group of affiliated persons has become an acquiring person, or

•
the 10th business day (or such later time as the CarMax board of directors may determine prior to any person or group of persons becoming an acquiring person) following the commencement of, or first public announcement of the intent of any person or group of affiliated persons to commence, a tender offer or exchange offer that, if successful, would result in the person or group of persons becoming an acquiring person.

Under CarMax’s shareholders rights plan, a person or group of persons becomes an “acquiring person” if such person or group has acquired or obtained the right to acquire beneficial ownership of •% or more of the outstanding shares of CarMax, Inc. common stock.

If any person or group of persons would become an acquiring person, then, following the distribution date, each holder of a right, other than the acquiring person (whose rights are thereafter void), will be entitled to receive, upon the exercise of such right, a number of shares of CarMax, Inc. common stock having a market value two times the exercise price.

At any time following the date on which a person or group of persons would become an acquiring person, if:

•	CarMax merges or enters into any similar business combination and CarMax is not the surviving corporation,

•
another entity merges or enters into any similar transaction with CarMax, and CarMax is the surviving corporation but all or part of CarMax, Inc. common stock is converted or exchanged for other securities, cash or property,

•	CarMax enters into a statutory share exchange, or

•	50% or more of the assets or earning power of CarMax is sold or transferred,

then following the distribution date, each holder of a right would be entitled to receive, upon the exercise of such right, a number of shares of common stock of the acquiring entity having a market value two times the exercise price.

At any time prior to the time a person or group of persons would become an acquiring person, CarMax’s board of directors may redeem all of the rights at a redemption price of $• per right. On the redemption date, the rights will expire, and the only entitlement of the holders of rights will be to receive the redemption price.

At any time after a person or group of persons would become an acquiring person, and before any acquiring person acquires 50% or more of the outstanding shares of CarMax, Inc. common stock, CarMax may require a holder to exchange all or any portion of its rights at an exchange ratio of one share of CarMax, Inc. common stock or • of a share of Series A preferred stock per CarMax right.

Until a right is exercised, the holder of a right would have no rights as a shareholder of CarMax, including, without limitation, the right to vote or to receive dividends. After exercise, each • of a share of Series A preferred stock would be entitled to:

•	a quarterly dividend equal to the greater of the quarterly dividend declared on the CarMax, Inc. common stock or $•,

•
upon liquidation, a minimum preferential liquidation payment equal to the greater of $• or the market price of the CarMax, Inc. common stock at the time of liquidation, plus accrued and unpaid dividends, and

•	in the event of a merger, consolidation or other transaction in which CarMax, Inc. common stock is exchanged, the same amount received per share of CarMax, Inc. common stock.

The rights would expire on the tenth anniversary of the date of issuance unless earlier exercised by a holder or redeemed by CarMax.

Provisions of CarMax’s shareholders rights plan relating to the principal economic terms of the rights generally may not be amended at any time. At any time prior to the time any person or group of persons would become an acquiring person, CarMax may supplement or amend other provisions of the shareholders rights plan in any manner, without the approval of any holders of rights, whether or not such supplement or amendment is or would be adverse to any holders of the rights. Thereafter, CarMax may, without the approval of any holders of rights, supplement or amend the shareholders rights plan only:

•	to cure any ambiguity, defect or inconsistency, or

•	in any manner that would not adversely affect the interests of the holders of rights, other than interests of an acquiring person.

Although the issuance of the rights would not be taxable to shareholders or to CarMax, shareholders may, depending upon the circumstances, recognize taxable income at such time as the rights become exercisable or are exercised for common stock or other consideration of CarMax or for common stock of an acquiring person, as described above, or are redeemed.

Anti-Takeover Considerations, CarMax’s Articles of Incorporation and Bylaws

The following discussion concerns material provisions of Virginia law and CarMax’s articles of incorporation and bylaws that could be viewed as having the effect of discouraging an attempt to obtain control of CarMax. The anti-takeover aspects of the CarMax shareholders rights plan have been described above.

Anti-Takeover Statutes

CarMax is subject to the Virginia anti-takeover law regulating “control share acquisitions.” A control share acquisition is an acquisition of voting shares by a person that, when added to all the other voting shares beneficially owned by that person, would cause that person’s voting strength with respect to an election of directors to meet or exceed any of the following thresholds:

•	one-fifth,

•	one-third, or

•	a majority.

Under Virginia law, shares acquired in a control share acquisition have no voting rights unless granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation, or the articles of incorporation or bylaws of the corporation provide that this regulation does not apply to acquisitions of its shares. An acquiring person that owns 5% or more of the corporation’s voting stock may require that a special meeting of the shareholders be held, within 50 days of the acquiring person’s request, to consider the grant of voting rights to the shares acquired or to be acquired in the control share acquisition. If voting rights are not granted and the corporation’s articles of incorporation or bylaws permit, the acquiring person’s shares acquired in a control share acquisition may be repurchased by the corporation, at its option, at a price per share equal to the acquiring person’s cost. Virginia law grants dissenters’ rights to any shareholder who objects to a control share acquisition that is approved by a vote of disinterested shareholders and that gives the acquiring person control of a majority of the corporation’s voting shares.

CarMax is also subject to the Virginia law regulating “affiliated transactions.” Material acquisition transactions between a Virginia corporation and any holder of more than 10% of any class of its outstanding voting shares are required to be approved by:

•	the holders of at least two-thirds of the remaining voting shares, and

•	a majority of the disinterested directors if the acquisition transaction occurs within three years after the acquiring person became a 10% holder.

Affiliated transactions subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of a 10% holder or any reclassification, including reverse stock splits, recapitalization or merger of the corporation with its subsidiaries, that increases the percentage of voting shares owned beneficially by a 10% holder by more than 5%. There are certain exceptions to these approval requirements, including an exception for acquisition transactions with a 10% holder whose acquisition of its 10% interest was pre-approved by a majority of the disinterested directors.

Financing Arrangements

Some of CarMax’s financing arrangements permit the termination of those arrangements and the acceleration of CarMax’s borrowings or other obligations thereunder if:

•	any person or group becomes, or acquires the right to become, the beneficial owner of stock representing •% or more of the combined voting power of CarMax’s outstanding voting stock, or

•
a transaction occurs as a result of which the directors immediately prior to the transaction (together with persons elected or nominated by not less than • of those directors) cease to constitute a majority of the CarMax board of directors.

Board of Directors; Duties; Classification; Removal; Vacancies

Under Virginia law, directors must discharge their duties in accordance with their good faith business judgment of the best interest of the corporation. Directors may rely on the advice or acts of others, including officers, employees, attorneys, accountants and board committees if they have a good faith belief in their competence. Directors’ actions are not subject to a reasonableness or prudent person standard. Virginia’s federal and state courts have focused on the process involved with directors’ decision-making and are generally supportive of directors if they have based their decision on an informed process. These elements of Virginia law could make it more difficult to take over a Virginia corporation than corporations in other states.

CarMax’s board of directors is divided into three classes of directors serving staggered three-year terms. Each class consists of, as nearly as possible, one-third of the total number of directors. The classification of directors makes it more difficult for shareholders to change the composition of CarMax’s board of directors. At least two annual meetings of shareholders, instead of one, generally will be required to change the majority of CarMax’s board of directors. The classification provisions of CarMax’s articles of incorporation could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of CarMax.

CarMax’s bylaws provide that the number of members of its board of directors shall be [#]. Under Virginia law, CarMax’s board of directors may amend the bylaws from time to time to increase or decrease the number of directors by up to 30% of the number of directors in office immediately following the most recent election of directors by its shareholders; provided, that any decrease in the number of directors may not shorten an incumbent director’s term or reduce any quorum or voting requirements until the person ceases to be a director. However, under CarMax’s articles of incorporation, its total number of directors may not exceed [#], and the aggregate number of vacancies resulting from an increase in the number of directors which may be created and filled by action of the board of directors between annual meetings of shareholders may not exceed two.

Under Virginia law, a member of CarMax’s board of directors may be removed with or without cause by a majority of the votes entitled to be cast at a meeting of shareholders called expressly for that purpose at which a quorum is present. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove the director.

CarMax’s bylaws provide that any vacancy occurring on its board of directors, including a vacancy resulting from the removal of a director or an increase in the number of directors, may be filled:

•	by CarMax’s shareholders,

•	by the remaining directors, or

•	by the affirmative vote of a majority of the remaining directors, though less than a quorum.

Special Meetings of Shareholders

CarMax’s bylaws provide that special meetings of shareholders may be called only by the chairman of its board of directors, its president or its board of directors.

Shareholder Nominations and Proposals

CarMax’s bylaws provide that a shareholder may nominate one or more persons for election as directors at a meeting only if advance notice of such nomination has been delivered to the secretary of CarMax, by personal delivery or United States mail, not later than:

•	with respect to an election to be held at an annual meeting of shareholders, 120 days in advance of such meeting, or

•	with respect to a special meeting of shareholders for the election of directors, the close of business on the seventh day following the date on which notice of such meeting is given to shareholders.

That notice must include:

•	the name and address of the shareholder making the nomination and of the person or persons being nominated,

•	a representation that the shareholder is a holder of record of stock in CarMax entitled to vote at such meeting and intends to appear in person or by proxy at the meeting,

•	a description of all the arrangements or understandings between the shareholder and each nominee and any other person pursuant to which the nomination is being made by the shareholder,

•
any other information regarding each nominee that would be required by the Securities and Exchange Commission to be included in a proxy statement had the nominee been nominated or intended to be nominated by the board of directors, and

•	the consent of each nominee to serve as a director of CarMax if so elected.

CarMax’s bylaws provide that a shareholder may present business before an annual meeting of shareholders if advance notice of such proposal has been delivered to the secretary of CarMax, by personal delivery or United States mail:

•	on or after [February 1st] and before [March 1st] of the year in which the meeting will be held, or

•	not less than 90 days before the date of the meeting if the date of such meeting has been changed by more than 30 days.

That notice must include:

•	the name and address of the shareholder proposing business,

•	the class and number of shares of stock of CarMax beneficially owned by such shareholder,

•	a brief description of the business desired to be brought before the meeting, including the complete text of any resolution and the reasons for conducting such business at the meeting, and

•	any interest that the shareholder may have in such business.

These procedural requirements could have the effect of delaying or preventing the submission of matters proposed by any shareholder to a vote of the shareholders.

Liability of Officers and Directors

The CarMax articles of incorporation limit or eliminate the liability of its directors and officers to the fullest extent permitted by Virginia law.

Stock Transfer Agent and Registrar

Wells Fargo Bank Minnesota, N.A. will act as the stock transfer agent, rights agent and registrar for CarMax, Inc. common stock.

DESCRIPTION OF CIRCUIT CITY STORES CAPITAL STOCK AFTER THE SEPARATION

The following description of the material terms of Circuit City Stores capital stock does not purport to be complete, and is qualified in its entirety by reference to our articles of incorporation, as amended by the CarMax Separation Proposal Amendment and the Clean-Up Amendment and our bylaws. For information on how you can obtain copies of these documents, see “Where You Can Find More Information.” You are urged to read the articles of incorporation and bylaws in their entirety.

Authorized Capital Stock

After the separation and the effectiveness of the Clean-Up Amendment, Circuit City Stores’ authorized capital stock will consist of 2,000,000 shares of preferred stock, par value $20 per share, and 525,000,000 shares of common stock, par value $0.50 per share. Based on information available to Circuit City Stores as of •, 2002, it is estimated that approximately • million shares of Circuit City common stock will be outstanding immediately after the separation (assuming no options to purchase shares of Circuit City Group Common Stock are exercised before the separation). No shares of Circuit City preferred stock would be outstanding.

Circuit City Common Stock

The holders of Circuit City common stock will be entitled to one vote for each share on all matters voted on by shareholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by the Circuit City Stores board of directors with respect to any series of preferred stock (a “preferred stock designation”), the holders of Circuit City common stock will possess all of the voting power. The Circuit City Stores articles of incorporation will not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of Circuit City preferred stock created by the Circuit City Stores board of directors from time to time, the holders of Circuit City common stock will be entitled to such dividends as may be declared from time to time by the Circuit City Stores board of directors from funds legally available for the payment of dividends, and, upon liquidation, dissolution or winding up, will be entitled to receive pro rata all assets available for distribution to the holders of Circuit City common stock after payment of a proper amount to the holders of any series of preferred stock that may be issued in the future. For a more complete discussion of the Circuit City Stores dividend policy, see “Dividend Policy.”

Circuit City Preferred Stock

Circuit City Stores’ articles of incorporation authorize the Circuit City Stores board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of such series, including, but not limited to:

•	the designation of the series;

•
the number of shares of the series, which number the Circuit City Stores board of directors may later, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares of that series then outstanding;

•
whether dividends, if any, will be cumulative or noncumulative, and, in the case of shares of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on the shares of the series having cumulative dividend rights shall be cumulative;

•
the rate of any dividends, or method of determining the dividends, payable to the holders of the shares of the series, any conditions upon which the dividends will be paid and the date or dates or the method for determining the date or dates upon which the dividends will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of Circuit City Stores’ affairs;

•
whether the shares of the series will be convertible or exchangeable into shares of any other class or series, or any other security, of Circuit City Stores or any other corporation, and, if so, the specification of the other class or series or the other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates as of which the shares will be convertible or exchangeable and all other terms and conditions upon which the conversion or exchange may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the shares of the series, subject to the limit that no share may have more than one vote.

Circuit City Stores believes that the ability of its board of directors to issue one or more series of preferred stock will provide it with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of Circuit City preferred stock, as well as shares of Circuit City common stock, will be available for issuance without further action by its shareholders unless required by applicable law or the rules of any stock exchange or automated quotation system on which Circuit City Stores’ securities may be listed or traded. The NYSE currently requires shareholder approval as a prerequisite to listing shares in several instances, including where the present or potential issuance of shares could result in an increase of at least 20% in the number of outstanding shares of common stock, or in the amount of voting securities, outstanding. The NYSE does not require approval for issuances for cash in public offerings and some private offerings. If the approval of Circuit City Stores’ shareholders is not required for the issuance of shares of its preferred stock or common stock, the Circuit City Stores board of directors may determine not to seek shareholder approval.

Although Circuit City Stores believes its board of directors will have no intention of immediately doing so, it could issue a series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. The Circuit City Stores board of directors will make any determination to issue the shares of preferred stock based on its judgment as to the best interests of Circuit City Stores and its shareholders. The Circuit City Stores board of directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of the Circuit City Stores board of directors, including a tender offer or other transaction that some, or a majority, of Circuit City Stores’ shareholders might believe to be in their best interests or in which its shareholders might receive a premium for their stock over the then-current market price of Circuit City common stock. For a more complete discussion of the Circuit City Stores rights plan, see “Shareholders Rights Plan.”

Preemptive Rights

Neither the holders of common stock nor of any series of preferred stock of Circuit City Stores will be entitled to any preemptive or other subscription rights.

Shareholders Rights Plan

The following discussion of Circuit City Stores’ shareholders rights plan assumes that, effective upon the CarMax Separation, the plan will have been amended to remove all provisions relating to the CarMax Group Common Stock and will, therefore, relate to only one series of common stock.

Under Circuit City Stores’ shareholders rights plan, each outstanding share of Circuit City common stock has associated with it a right to purchase one eight-hundredth of a share of Circuit City Stores’ Series E Preferred Stock at a purchase price of $125, subject to adjustment.

The purpose of the rights plan is to:

•	give the Circuit City Stores board of directors the opportunity to negotiate with any persons seeking to obtain control of Circuit City Stores;

•	deter acquisitions of Circuit City common stock, without assurance of fair and equal treatment of all of Circuit City Stores’ shareholders; and

•
prevent a person from acquiring in the market a sufficient number of shares of Circuit City common stock, to be in a position to block an action sought to be taken by Circuit City Stores’ shareholders, as applicable.

The exercise of the rights would cause substantial dilution to a person attempting to acquire Circuit City Stores on terms not approved by Circuit City Stores’ board of directors and therefore would significantly increase the price that person would have to pay to acquire Circuit City Stores. Circuit City Stores’ rights plan may deter a potential hostile acquisition or tender offer.

Until a distribution date occurs, the rights:

•	will not be exercisable; and

•	will be represented by the same certificate that represents the shares with which the rights are associated and will trade together with those shares.

Following a “distribution date,” the rights would become exercisable and Circuit City Stores would issue separate certificates representing the rights, which would trade separately from Circuit City common stock.

A “distribution date” would occur upon the earlier of:

•	the 10th day following a public announcement that a person or group of affiliated persons has become an acquiring person, or

•
the 10th business day (or such later time as the Circuit City Stores board of directors may determine prior to any person or group of persons becoming an acquiring person) following the commencement of, or first public announcement of the intent of any person or group of affiliated persons to commence, a tender offer or exchange offer that, if successful, would result in the person or group of persons becoming an acquiring person.

Under Circuit City Stores’ shareholders rights plan, a person or group of persons becomes an “acquiring person” if such person or group has acquired or obtained the right to acquire beneficial ownership of 15% or more of the outstanding shares of Circuit City common stock.

If any person or group of persons becomes an acquiring person, then, following the distribution date, each holder of a right, other than the acquiring person (whose rights are thereafter void), will be entitled to receive, upon the exercise of such right, a number of shares of Circuit City common stock having a market value two times the exercise price.

At any time following the date on which a person or group of persons becomes an acquiring person, if:

•	Circuit City Stores merges or enters into any similar business combination and Circuit City Stores is not the surviving corporation,

•
another entity merges or enters into any similar transaction with Circuit City Stores, and Circuit City Stores is the surviving corporation but all or part of Circuit City’s common stock is converted or exchanged for other securities, cash or property,

•	Circuit City Stores enters into a statutory share exchange, or

•	50% or more of the assets or earning power of Circuit City Stores is sold or transferred,

then following the distribution date, each holder of a right will be entitled to receive, upon the exercise of such right, a number of shares of common stock of the acquiring entity having a market value two times the exercise price.

At any time prior to the time a person or group of persons becomes an acquiring person, Circuit City Stores’ board of directors may redeem all of the rights at a redemption price of $0.005 per right. On the redemption date, the rights will expire, and the only entitlement of the holders of rights will be to receive the redemption price.

At any time after a person or group of persons becomes an acquiring person, and before any acquiring person acquires 50% or more of the outstanding shares of Circuit City common stock, Circuit City Stores may require a holder to exchange all or any portion of its rights at an exchange ratio of one share of Circuit City common stock or one eight-hundredth of a share of Series E preferred stock per Circuit City right.

Until a right is exercised, the holder of a right will have no rights as a shareholder of Circuit City Stores, including, without limitation, the right to vote or to receive dividends. After exercise, each one eight-hundredth of a share of Series E preferred stock will be entitled to:

•	a quarterly dividend equal to the greater of the quarterly dividend declared on the Circuit City common stock or $0.005,

•
upon liquidation, a minimum preferential liquidation payment equal to the greater of $125 or the market price of the Circuit City common stock at the time of liquidation, plus accrued and unpaid dividends, and

•	in the event of a merger, consolidation or other transaction in which Circuit City common stock is exchanged, the same amount received per share of Circuit City common stock.

The rights will expire on April 14, 2008, unless earlier exercised by a holder or redeemed by Circuit City Stores.

Provisions of Circuit City Stores’ shareholders rights plan relating to the principal economic terms of the rights generally may not be amended at any time. At any time prior to the time any person or group of persons becomes an acquiring person, Circuit City Stores may supplement or amend other provisions of the shareholders rights plan in any manner, without the approval of any holders of rights, whether or not such supplement or amendment is or would be adverse to any holders of the rights. Thereafter, Circuit City Stores may, without the approval of any holders of rights, supplement or amend the shareholders rights plan only:

•	to cure any ambiguity, defect or inconsistency, or

•	in any manner that would not adversely affect the interests of the holders of rights, other than interests of an acquiring person.

Although the issuance of the rights will not be taxable to shareholders or to Circuit City Stores, shareholders may, depending upon the circumstances, recognize taxable income at such time as the rights become exercisable or are exercised for common stock or other consideration of Circuit City Stores or for common stock of an acquiring person, as described above, or are redeemed.

Anti-Takeover Considerations, Circuit City Stores’ Articles of Incorporation and Bylaws

The following discussion concerns material provisions of Virginia law and Circuit City Stores’ articles of incorporation and bylaws that could be viewed as having the effect of discouraging an attempt to obtain control of Circuit City Stores. The anti-takeover aspects of the Circuit City Stores shareholders rights plan have been described above.

Anti-Takeover Statutes

Circuit City Stores is subject to the Virginia anti-takeover law regulating “control share acquisitions.” A control share acquisition is an acquisition of voting shares by a person that, when added to all the other voting shares beneficially owned by that person, would cause that person’s voting strength with respect to an election of directors to meet or exceed any of the following thresholds:

•	one-fifth,

•	one-third, or

•	a majority.

Under Virginia law, shares acquired in a control share acquisition have no voting rights unless granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation, or the articles of incorporation or bylaws of the corporation provide that this regulation does not apply to acquisitions of its shares. An acquiring person that owns 5% or more of the corporation’s voting stock may require that a special meeting of the shareholders be held, within 50 days of the acquiring person’s request, to consider the grant of voting rights to the shares acquired or to be acquired in the control share acquisition. If voting rights are not granted and the corporation’s articles of incorporation or bylaws permit, the acquiring person’s shares acquired in a control share acquisition may be repurchased by the corporation, at its option, at a price per share equal to the acquiring person’s cost. Virginia law grants dissenters’ rights to any shareholder who objects to a control share acquisition that is approved by a vote of disinterested shareholders and that gives the acquiring person control of a majority of the corporation’s voting shares.

Circuit City Stores is also subject to the Virginia law regulating “affiliated transactions.” Material acquisition transactions between a Virginia corporation and any holder of more than 10% of any class of its outstanding voting shares are required to be approved by:

•	the holders of at least two-thirds of the remaining voting shares, and

•	a majority of the disinterested directors if the acquisition transaction occurs within three years after the acquiring person became a 10% holder.

Affiliated transactions subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of a 10% holder or any reclassification, including reverse stock splits, recapitalization or merger of the corporation with its subsidiaries, that increases the percentage of voting shares owned beneficially by a 10% holder by more than 5%. There are certain exceptions to these approval requirements, including an exception for acquisition transactions with a 10% holder whose acquisition of its 10% interest was pre-approved by a majority of the disinterested directors.

Financing Arrangements

Some of Circuit City Stores’ financing arrangements permit the termination of those arrangements and the acceleration of Circuit City Stores’ borrowings or other obligations thereunder if:

•	any person or group becomes, or acquires the right to become, the beneficial owner of stock representing 50% or more of the combined voting power of Circuit City Stores’ outstanding voting stock, or

•
a transaction occurs as a result of which the directors immediately prior to the transaction (together with persons elected or nominated by not less than two-thirds of those directors) cease to constitute a majority of the Circuit City Stores board of directors.

Board of Directors; Duties; Classification; Removal; Vacancies

Under Virginia law, directors must discharge their duties in accordance with their good faith business judgment of the best interest of the corporation. Directors may rely on the advice or acts of others, including officers, employees, attorneys, accountants and board committees if they have a good faith belief in their competence. Directors’ actions are not subject to a reasonableness or prudent person standard. Virginia’s federal and state courts have focused on the process involved with directors’ decision-making and are generally supportive of directors if they have based their decision on an informed process. These elements of Virginia law could make it more difficult to take over a Virginia corporation than corporations in other states.

Circuit City Stores’ board of directors is divided into three classes of directors serving staggered three-year terms. Each class consists of, as nearly as possible, one-third of the total number of directors. The classification of directors makes it more difficult for shareholders to change the composition of Circuit City Stores’ board of directors. At least two annual meetings of shareholders, instead of one, generally will be required to change the majority of Circuit City Stores’ board of directors. The classification provisions of Circuit City Stores’ articles of incorporation could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of Circuit City Stores.

Circuit City Stores’ bylaws provide that the number of members of its board of directors shall be 13. Under Virginia law, Circuit City Stores’ board of directors may amend the bylaws from time to time to increase or decrease the number of directors by up to 30% of the number of directors in office immediately following the most recent election of directors by its shareholders; provided, that any decrease in the number of directors may not shorten an incumbent director’s term or reduce any quorum or voting requirements until the person ceases to be a director. However, under Circuit City Stores’ articles of incorporation, its total number of directors may not exceed 17, and the aggregate number of vacancies resulting from an increase in the number of directors which may be created and filled by action of the board of directors between annual meetings of shareholders may not exceed two.

Under Virginia law, a member of Circuit City Stores’ board of directors may be removed with or without cause by a majority of the votes entitled to be cast at a meeting of shareholders called expressly for that purpose at which a quorum is present. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove the director.

Circuit City Stores’ bylaws provide that any vacancy occurring on its board of directors, including a vacancy resulting from the removal of a director or an increase in the number of directors, may be filled:

•	by Circuit City Stores’ shareholders,

•	by the remaining directors, or

•	by the affirmative vote of a majority of the remaining directors, though less than a quorum.

Special Meetings of Shareholders

Circuit City Stores’ bylaws provide that special meetings of shareholders may be called only by the chairman of its board of directors, its president or its board of directors.

Shareholder Nominations and Proposals

Circuit City Stores’ bylaws provide that a shareholder may nominate one or more persons for election as directors at a meeting only if advance notice of such nomination has been delivered to the secretary of Circuit City Stores, by personal delivery or United States mail, not later than:

•	with respect to an election to be held at an annual meeting of shareholders, 120 days in advance of such meeting, or

•	with respect to a special meeting of shareholders for the election of directors, the close of business on the seventh day following the date on which notice of such meeting is given to shareholders.

That notice must include:

•	the name and address of the shareholder making the nomination and of the person or persons being nominated,

•	a representation that the shareholder is a holder of record of stock in Circuit City Stores entitled to vote at such meeting and intends to appear in person or by proxy at the meeting,

•	a description of all the arrangements or understandings between the shareholder and each nominee and any other person pursuant to which the nomination is being made by the shareholder,

•
any other information regarding each nominee that would be required by the Securities and Exchange Commission to be included in a proxy statement had the nominee been nominated or intended to be nominated by the board of directors, and

•	the consent of each nominee to serve as a director of Circuit City Stores if so elected.

Circuit City Stores’ bylaws provide that a shareholder may present business before an annual meeting of shareholders if advance notice of such proposal has been delivered to the secretary of Circuit City Stores, by personal delivery or United States mail:

•	on or after February 1st and before March 1st of the year in which the meeting will be held, or

•	not less than 90 days before the date of the meeting if the date of such meeting has been changed by more than 30 days.

That notice must include:

•	the name and address of the shareholder proposing business,

•	the class and number of shares of stock of Circuit City Stores beneficially owned by such shareholder,

•	a brief description of the business desired to be brought before the meeting, including the complete text of any resolution and the reasons for conducting such business at the meeting, and

•	any interest that the shareholder may have in such business.

These procedural requirements could have the effect of delaying or preventing the submission of matters proposed by any shareholder to a vote of the shareholders.

Liability of Officers and Directors

The Circuit City Stores articles of incorporation limit or eliminate the liability of its directors and officers to the fullest extent permitted by Virginia law.

Stock Transfer Agent and Registrar

Wells Fargo Bank Minnesota, N.A. will act as the stock transfer agent, rights agent and registrar for Circuit City common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF CIRCUIT CITY STORES, INC.

Results of Operations—Fiscal Years 2001, 2000 and 1999

Sales Growth

Total sales for Circuit City Stores increased 3% in fiscal 2001 to $12.96 billion. In fiscal 2000, total sales increased 17% to $12.61 billion from $10.81 billion in fiscal 1999.

Percentage Sales Change From Prior Year

	Circuit City Stores, Inc.	Circuit City Group		CarMax Group
Fiscal	Total	Total	Comparable	Total	Comparable
2001	3%	(1)%	(4)%	24%	17%
2000	17%	13%	8%	37%	2%
1999	22%	17%	8%	68%	(2)%
1998	16%	12%	(1)%	71%	6%
1997	9%	6%	(8)%	85%	23%

The Circuit City Group.    For the Circuit City group, total sales decreased 1% in fiscal 2001 to $10.46 billion. In fiscal 2000, total sales were $10.60 billion, a 13% increase from $9.34 billion in fiscal 1999. The fiscal 2001 total sales decline includes a 4% decline in the comparable store sales of the Circuit City business, partly offset by the net addition of 23 Circuit City Superstores. Throughout fiscal 2001, we experienced significant variability in the Circuit City comparable store sales pace. The sales pace in the major appliance category softened significantly at the end of the first quarter and into the second quarter. In late July 2000, we announced plans to exit the appliance business and expand our selection of key consumer electronics and home office products. A product profitability analysis had indicated that the appliance category produced below–average profits. This analysis, combined with the declining sales pace and expected increases in competition, led to the decision to exit the category. The exit from the appliance business and remerchandising of the appliance selling space was completed by the end of the third fiscal quarter. Nevertheless, the Circuit City business continued to experience a highly variable comparable store sales pace, and sales softened substantially in the last two months of fiscal 2001. We believe the variability reflects the slower consumer spending experienced by most retailers during the second half of the year, some disruption to sales caused by the partial remodeling to remerchandise the appliance space, significant declines in average retails and industry–wide declines in desktop personal computer sales by year–end. Throughout the year, new technologies, better–featured consumer electronics and the new and expanded selections added to the stores produced strong sales growth, although not always in line with our expectations. Excluding the appliance category from fiscal 2001 and fiscal 2000 sales, comparable store sales rose 3% in fiscal 2001.

In addition to the partial remodels, we fully remodeled 25 Circuit City Superstores in central and south Florida and one Superstore in Richmond, Virginia, to a design that we believe is more contemporary and easier to navigate. The full remodels offer better product adjacencies, more and highly visible cash registers, better lighting and signs, and the expanded and new product selections now available in all stores. The 23 new stores opened from August 2000 through February 2001 also reflect this new design, and virtually all new stores opened in fiscal 2002 reflect this design. Consumer reaction to the design has been positive, but the ability to meet our longer-term expectations has been difficult to determine given the overall slowdown that occurred during the second half of fiscal 2001. In addition, the cost of remodeling and the disruption to sales in remodeled stores were higher than anticipated. Fiscal 2002 remodels followed less costly designs that were completed over a shorter time period, but we believe they offer similar benefits to the consumer. We also conducted a number of merchandise tests in fiscal 2002 and focused significant attention on new marketing programs designed to increase foot traffic at all Circuit City Superstores.

Geographic expansion is currently a limited contributor to Circuit City’s growth. We opened 23 new Circuit City Superstores and relocated two Circuit City Superstores in fiscal 2001, increasing the store base 4%. New Superstores were added to existing markets or built in one- or two-store markets given that we already operate stores in virtually all of the nation’s top metropolitan markets.

From fiscal 1997 through fiscal 1998, a lack of significant consumer electronics product introductions resulted in weak industry sales. Geographic expansion was the primary contributor to growth of the Circuit City business during this time. The industry began to emerge from this period of declining sales in fiscal 1999, and that trend continued in fiscal 2000. As noted above, sales softened again in fiscal 2001. We continue to believe that new technologies will generate significant industry growth during the current decade. However, we expect little, if any, sales growth in fiscal 2002.

In most states, Circuit City sells extended warranty programs on behalf of unrelated third parties who are the primary obligors. Under these third-party warranty programs, we have no contractual liability to the customer. In states where third-party warranty sales are not permitted, Circuit City sells an extended warranty for which we are the primary obligor. Gross dollar sales from all extended warranty programs were 5.1% of total sales of the Circuit City business in fiscal 2001, compared with 5.4% in fiscal 2000 and fiscal 1999. Total extended warranty revenue, which is reported in total sales, was 4.0% of sales in fiscal 2001, 4.4% of sales in fiscal 2000 and 4.6% of sales in fiscal 1999. The gross profit margins on products sold with extended warranties are higher than the gross profit margins on products sold without extended warranties. The fiscal 2001 decline in extended warranty sales as a percent of total sales reflects the increased selection of products, such as entertainment software, for which extended warranties are not available and reduced consumer demand for warranties on many consumer electronics and home office products that have experienced significant declines in average retails. Third-party extended warranty revenue was 3.9% of total sales in fiscal 2001 and 4.1% of total sales in fiscal 2000 and fiscal 1999.

The CarMax Group.    For the CarMax group, total sales increased 24% in fiscal 2001 to $2.50 billion. In fiscal 2000, total sales increased 37% to $2.01 billion from $1.47 billion in fiscal 1999. The fiscal 2001 total sales increase reflects a 17% increase in the comparable store vehicle dollar sales of the CarMax business, driven by higher-than-anticipated used-car sales, and the net addition of two used-car superstores, two prototype satellite stores and six new-car franchises since the end of fiscal 1999. The new stores and four of the franchises moved into the comparable store sales base throughout fiscal 2001.

Vehicle Sales Mix

	Fiscal
	2001	2000	1999	1998	1997
Vehicle Dollars:
Used Vehicles	81%	79%	90%	89%	88%
New Vehicles	19%	21%	10%	11%	12%

Total	100%	100%	100%	100%	100%

Vehicle Units:
Used Vehicles	87%	86%	94%	93%	92%
New Vehicles	13%	14%	6%	7%	8%

Total	100%	100%	100%	100%	100%

We believe the CarMax group’s fiscal 2001 sales performance primarily reflects the improved execution of the CarMax offer at individual stores, increased awareness and use of the CarMax Web site and the exit of the CarMax group’s primary used-car superstore competitor late in fiscal 2000. We believe this competitor’s exit from five multi-store markets helped eliminate consumer confusion over the two offers. The CarMax group’s used-car comparable store sales growth remained strong through the fiscal 2001 anniversary of this competitor’s exit from the used-car superstore business. We also believe that the continuation of the CarMax group’s robust used-car sales growth during the second half of the fiscal year indicates that the CarMax used-car concept offers strong consumer value and can generate steady sales growth in an economic downturn.

Geographic expansion of the CarMax used-car superstore concept and the addition of new-car franchises were the primary contributors to the CarMax group’s total sales growth from fiscal 1999 through the first half of fiscal 2000. Throughout this period, weak used-car sales more than offset the CarMax group’s strong comparable store sales growth in new cars. Late in fiscal 1999, the CarMax group adopted a hub-and-satellite operating strategy in existing multi-store markets. Under the hub-and-satellite operating model, a satellite store delivers the same consumer offer as a hub store, but uses the reconditioning, purchasing and business office operations of a nearby hub store. The prototype satellites require one-half to one-third the acreage of an “A” store. In fiscal 1999, we converted five CarMax superstores in multi-store markets to satellite operations and opened two prototype satellite stores. During fiscal 2000, we opened two CarMax used-car superstores, two prototype satellite used-car superstores, five stand-alone new-car stores and one new-car franchise that was integrated with a used-car superstore. We also converted one existing CarMax store into a satellite operation and relocated one new-car franchise next to a used-car superstore.

In the second half of fiscal 2000, the CarMax group limited its geographic expansion to focus on building sales and profitability in existing markets. The sales pace improved at the CarMax group’s used-car superstores, including those stores with integrated new-car franchises, and the CarMax group generated comparable store sales growth for the last two quarters and for the fiscal year. That success continued in fiscal 2001 with strong comparable store sales throughout the year and used-car sales that exceeded expectations in all four quarters. During the year, the CarMax group added two new-car franchises, integrating them with existing used-car superstores.

Although the performance of the used-car superstores and integrated used- and new-car superstores exceeded expectations in fiscal 2001, we have been disappointed by the performance of the stand-alone new-car stores. Operations at these stores have improved significantly versus their levels prior to acquisition; however, they remain below our expectations.

Retail Units*

	Retail Units at Fiscal Year-End
	2001	2000	1999	1998	1997
“C” and “B” Stores	14	14	13	8	2
“A” Stores	17	17	16	10	5
Prototype Satellite Stores	4	4	2	—	—
Stand-Alone New-Car Stores	5	5	—	—	—

Total	40	40	31	18	7

*CarMax
opened two prototype satellite stores in late fiscal 1999 and two prototype satellite stores in late fiscal 2000. In addition to the four prototype satellite stores in operation, six “A,” “B” or “C” stores have been converted to satellite operations. “C” stores represent the largest format.

New-Car Franchises

	New-Car Franchises at Fiscal Year-End
	2001	2000	1999	1998	1997
Integrated/Co-Located New-Car Franchises	17	15	16	2	1
Stand-Alone New-Car Franchises	5	5	—	—	—

Total New-Car Franchises	22	20	16	2	1

In most states, the CarMax group sells extended warranties on behalf of unrelated third parties who are the primary obligors. Under this third-party warranty program, we have no contractual liability to the customer. In states where third-party warranty sales were not permitted, the CarMax group has sold its own extended warranty for which we are the primary obligor. Gross dollar sales from all extended warranty programs were 4.0% of total sales of the CarMax business in fiscal 2001, 3.7% in fiscal 2000 and 4.3% in fiscal 1999. The fiscal 2001 increase reflects the increase in used-car sales as a percentage of the overall mix, enhanced manufacturers’ programs on new cars and improved warranty penetration. Used cars achieve a higher extended warranty penetration rate than new cars. The fiscal 2000 decrease reflects the increase in new-car sales as a percentage of the overall mix. Total extended warranty revenue, which is reported in total sales, was 1.8% of total sales in fiscal 2001, 1.6% in fiscal 2000 and 2.0% in fiscal 1999. Third-party extended warranty revenue was 1.8% of total sales in fiscal 2001, 1.6% in fiscal 2000 and 1.9% in fiscal 1999.

Impact Of Inflation.    Inflation has not been a significant contributor to Circuit City Stores’ results. For the Circuit City business, average retail prices have declined in virtually all product categories during the past three years. Although product introductions could help reverse this trend in selected areas, we expect no significant short-term change overall. Because we purchase substantially all products sold in Circuit City stores in U.S. dollars, prices are not directly impacted by the value of the dollar in relation to foreign currencies.

For the CarMax business, profitability is based on achieving specific gross profit dollars per vehicle rather than on average retail prices. Because the wholesale market generally adjusts to reflect retail price trends, we believe that if the stores meet inventory turn objectives, then changes in average retail prices will have only a short-term impact on the gross margin and thus profitability of that business.

Cost of Sales, Buying and Warehousing

For Circuit City Stores, the gross profit margin was 21.6% of sales in fiscal 2001, compared with 22.7% of sales in fiscal 2000 and fiscal 1999. The fiscal 2001 gross profit margin reflects lower gross profit margins for the Circuit City business and higher gross profit margins for the CarMax business, compared with fiscal 2000. Because the CarMax business produces lower gross margins than the Circuit City business, the increased sales contribution from CarMax may reduce our overall gross profit margin even though the CarMax group’s gross profit margin may increase. Excluding the impact of the appliance merchandise markdowns and the one-time appliance exit costs incurred by the Circuit City business, our gross profit margin was 22.0% of sales in fiscal 2001.

The Circuit City Group.    For the Circuit City business, the gross profit margin was 23.6% of sales in fiscal 2001, 24.7% of sales in fiscal 2000 and 24.4% of sales in fiscal 1999. The fiscal 2001 gross profit margin was reduced by one-time costs of $28.3 million and merchandise markdowns of $28.0 million associated with the exit from the appliance business, significantly lower appliance gross margins prior to the announced plans to exit that business and a merchandise mix that included a high percentage of traditional products that carry lower gross profit margins. The one-time appliance exit costs included lease terminations, employee severance, fixed asset impairment and other related costs. Excluding the appliance category, the gross profit margin was 24.7% of sales in fiscal 2001, compared with 25.4% of sales in fiscal 2000 and 24.7% of sales in fiscal 1999. Excluding the impact of the appliance merchandise markdowns and the one-time appliance exit costs, the gross profit margin was 24.1% of sales in fiscal 2001.

The improvement in the gross profit margin from fiscal 1999 to fiscal 2000 primarily reflected the higher percentage of sales from better-featured products and newer technologies, which carry higher gross profit margins, and continued improvements in inventory management partly offset by the strength in personal computer sales, which carry lower gross margins. In fiscal 2001, the decline in the gross profit margin was limited by lower personal computer sales and by continued double-digit sales growth in new technologies and in higher margin categories where selection was expanded as part of the exit from the appliance business. The impact of the exit from the appliance category and the high proportion of sales represented by traditional products more than offset these factors.

The CarMax Group.    For the CarMax business, the gross profit margin was 13.2% in fiscal 2001, 11.9% in fiscal 2000 and 11.7% in fiscal 1999. At the end of fiscal 1998, the CarMax group instituted a profit improvement plan that included better inventory management, increased retail service sales, pricing adjustments and the addition of consumer electronics accessory sales. The CarMax group’s gross profit margins have improved significantly since that time. In fiscal 2001, the increase in used-car sales as a percent of the total sales mix and continued strong inventory management throughout the year, especially during the second half when the model-year transition occurs in the new-car segment, contributed to a higher gross margin. Significant increases in unit sales of new cars as a percentage of total unit sales limited the gross margin improvement in fiscal 2000.

Selling, General and Administrative Expenses

For Circuit City Stores, selling, general and administrative expenses were 19.4% of sales in fiscal 2001, compared with 18.3% of sales in fiscal 2000 and 19.3% of sales in fiscal 1999. Profits generated by our finance operations and fees received for arranging financing through third parties are recorded as a reduction to selling, general and administrative expenses.

The Circuit City Group.    For the Circuit City business, selling, general and administrative expenses were 21.7% of sales in fiscal 2001, compared with 19.6% of sales in fiscal 2000 and 20.1% of sales in fiscal 1999. The fiscal 2001 increase reflects the decline in comparable store sales, $41.9 million in remodeling costs for the Florida stores, $30.0 million in costs related to the partial remodels and $5.0 million in severance costs associated with a fourth quarter workforce reduction. Excluding these costs and the estimated sales disruption during the seven to 10 days of partial remodeling that occurred primarily in the third quarter, the fiscal 2001 expense ratio would have been 20.9% of sales. The improvement in the expense ratio from fiscal 1999 to fiscal 2000 primarily reflects leverage gained from the fiscal 2000 comparable store sales increase.

The CarMax Group.    For the CarMax business, selling, general and administrative expenses were 9.8% of sales in fiscal 2001, 11.3% of sales in fiscal 2000 and 13.9% of sales in fiscal 1999. The fiscal 2001 selling, general and administrative expense ratio continued the improvement experienced in fiscal 2000 and reflects the leverage achieved from strong total and comparable store sales growth; more efficient advertising expenditures; overall improvements in store productivity, including those achieved through the hub and satellite operating strategy we adopted in multi-store markets; and a favorable contribution from the finance operation. The fiscal 2001 improvements were partly offset by an $8.7 million write-off of goodwill associated with two under performing stand-alone new-car franchises. Excluding these costs, the fiscal 2001 expense ratio would have been 9.4% of sales. The fiscal 2000 improvements were partly offset by $4.8 million in charges related to lease termination costs on undeveloped property and a write-down of assets associated with excess property for sale. Excluding these costs, the fiscal 2000 expense ratio would have been 11.1% of sales. The higher ratio in fiscal 1999 reflects the costs associated with the expansion of CarMax superstores and the below-plan sales in a number of multi-store metropolitan markets.

Interest Expense

Interest expense has remained unchanged as a percent of sales across the three-year period at 0.2% of sales.

The Circuit City Group.    For the Circuit City business, interest expense was relatively unchanged as a percent of sales across the three-year period at 0.1% of sales in fiscal 2001 and fiscal 2000 and 0.2% of sales in fiscal 1999. Interest expense was incurred on allocated debt used to fund store expansion, remodeling and working capital, including inventory.

The CarMax Group.    For the CarMax business, interest expense was relatively unchanged as a percent of sales across the three-year period, at 0.5% of sales in fiscal 2001 and fiscal 2000 and 0.4% of sales in fiscal 1999. Interest expense was incurred primarily on allocated debt to fund new store growth, franchise acquisitions and working capital, including inventory.

Income Taxes

The Circuit City Group.    The group’s effective income tax rate was 38.0% in fiscal 2001 and fiscal 2000, compared with 38.1% in fiscal 1999.

The CarMax Group.    The group’s effective income tax rate was 38.0% in fiscal 2001 and fiscal 2000, compared with 39.0% in fiscal 1999. In fiscal 1999, the CarMax group generated a loss and therefore recorded related income tax benefits.

Net Earnings (Loss)

Net earnings for Circuit City Stores were $160.8 million in fiscal 2001, $197.6 million in fiscal 2000 and $142.9 million in fiscal 1999. Earnings from continuing operations for Circuit City Stores were $160.8 million in fiscal 2001, compared with $327.8 million in fiscal 2000 and $211.5 million in fiscal 1999. The fiscal 2001 decrease reflects the lower earnings for the Circuit City business, partly offset by the earnings increase achieved by the CarMax business. The fiscal 2000 increase reflects earnings growth of 39% for the Circuit City business and a slight profit for the CarMax business.

The Circuit City Group.    Net earnings attributed to the Circuit City group were $149.2 million in fiscal 2001, $197.3 million in fiscal 2000 and $148.4 million in fiscal 1999. Before giving effect to income attributed to the reserved CarMax group shares, earnings from continuing operations were $115.2 million, or 56 cents per share, in fiscal 2001, compared with $326.7 million, or $1.60 per share, in fiscal 2000 and $235.0 million, or $1.17 per share, in fiscal 1999. Excluding the estimated sales disruption during the seven to 10 days of partial remodeling, the appliance merchandise markdowns, exit costs, remodel expenses and severance costs related to the workforce reduction, earnings from continuing operations before giving effect to income attributed to the reserved CarMax group shares would have been $205.1 million, or $1.00 per share, in fiscal 2001.

Net earnings attributed to the reserved CarMax group shares were $34.0 million in fiscal 2001, compared with net earnings of $862,000 in fiscal 2000 and a net loss of $18.1 million in fiscal 1999.

Earnings from continuing operations attributed to the Circuit City group were $149.2 million, or 73 cents per share, in fiscal 2001; $327.6 million, or $1.60 per share, in fiscal 2000; and $216.9 million, or $1.08 per share, in fiscal 1999.

	Circuit City Group Earnings per Share from Continuing Operations for Fiscal Year
	2001	2000	1999
Circuit City consumer electronics business	$1.00	$1.60	$1.17
Impact of merchandise markdowns*	(0.08)	–	–
Impact of appliance exit	(0.09)	–	–
Impact of Florida remodels**	(0.13)	–	–
Impact of partial remodels**	(0.09)	–	–
Estimated impact of sales disruption	(0.03)	–	–
Impact of workforce reduction**	(0.02)	–	–
Reserved CarMax group shares	0.17	–	(0.09)

Circuit City group	$0.73	$1.60	$1.08

*	Reflected as a reduction in gross profit margins.
**	Reflected as an increase in selling, general and administrative expenses.

Circuit City Group Loss from Discontinued Operations.    On June 16, 1999, Digital Video Express announced that it would cease marketing of the Divx home video system and discontinue operations, but existing, registered customers would be able to view discs during a two-year phase-out period. The operating results of Divx and the loss on disposal of the Divx business have been segregated from continuing operations and reported as separate line items, after tax, on our statements of earnings for the periods presented.

The loss from the discontinued operations of Divx totaled $16.2 million after an income tax benefit of $9.9 million in fiscal 2000 and $68.5 million after an income tax benefit of $42.0 million in fiscal 1999.

In fiscal 2000, the loss on the disposal of the Divx business totaled $114.0 million after an income tax benefit of $69.9 million. The loss on the disposal includes a provision for operating losses to be incurred during the phase-out period. It also includes provisions for commitments under licensing agreements with motion picture distributors, the write-down of assets to net realizable value, lease termination costs, employee severance and benefit costs and other contractual commitments.

The CarMax Group.    Net earnings were $45.6 million in fiscal 2001, compared with net earnings of $1.1 million in fiscal 2000 and a net loss of $23.5 million in fiscal 1999. In the fourth quarter of fiscal 2001, the CarMax group recorded a pretax charge of $8.7 million relating to the write-off of goodwill associated with two under performing stand-alone new-car franchises. Excluding the write-off of goodwill, net earnings would have been $51.0 million in fiscal 2001. In the fourth quarter of fiscal 2000, the CarMax group recorded a pretax charge of $4.8 million relating to lease termination costs on undeveloped property and the write-down of assets associated with excess property for sale. Excluding lease termination costs and the write-down of assets, net earnings would have been $4.1 million in fiscal 2000.

Net earnings attributed to the outstanding CarMax group stock were $11.6 million, or 43 cents per share, in fiscal 2001, compared with $256,000, or 1 cent per share, in fiscal 2000, and a net loss of $5.5 million, or 24 cents per share, in fiscal 1999. Reported earnings and losses attributed to the CarMax group stock exclude the earnings and losses attributed to the reserved CarMax group shares. The reserved CarMax group shares of CarMax group stock represented 74.6% of the total number of outstanding or reserved shares of CarMax group stock, excluding shares reserved under our stock incentive plans for employees and directors, at February 28, 2001, 74.7% at February 29, 2000 and 76.6% at February 28, 1999.

Financial Condition—Fiscal Years 2001, 2000 and 1999

Liquidity and Capital Resources

In fiscal 2001, net cash provided by operating activities of continuing operations was $155.8 million, compared with $626.2 million in fiscal 2000 and $319.0 million in fiscal 1999. The fiscal 2001 decrease reflects the lower earnings from continuing operations for the Circuit City group and a decrease in accounts payable, partly offset by the increase in earnings for the CarMax business. The fiscal 2000 increase primarily reflects increased earnings from the Circuit City and CarMax businesses and increases in accounts payable for both businesses, partly offset by increases in inventory.

Most financial activities, including the investment of surplus cash and the issuance and repayment of short-term and long-term debt, are managed by Circuit City Stores on a centralized basis. Allocated debt of each of the CarMax group and the Circuit City group consists of:

•	Circuit City Stores’ debt, if any, that has been allocated in its entirety to that group; and

•	a portion of Circuit City Stores’ debt that is allocated between the CarMax group and the Circuit City group.

This pooled debt bears interest at a rate based on the average pooled debt balance. Expenses related to increases in pooled debt are reflected in the weighted average interest rate of the pooled debt.

During fiscal 2001, a term loan totaling $175 million was repaid using existing working capital. In addition, a term loan totaling $130 million and due in June 2001 was classified as a current liability. Although we have the ability to refinance this debt, we intend to repay it using existing working capital. Payment of corporate pooled debt does not necessarily result in a reduction of the CarMax group’s or the Circuit City group’s allocated debt.

Capital expenditures have been funded primarily through sale-leaseback transactions, landlord reimbursements and short- and long-term debt. Capital expenditures of $285.6 million in fiscal 2001 primarily were related to Circuit City Superstore remodeling and new Circuit City Superstore construction. Capital expenditures of $222.3 million in fiscal 2000 and $352.4 million in fiscal 1999 largely were incurred in connection with the expansion programs for both businesses. Sale-leasebacks, landlord reimbursement transactions and fixed asset sales totaled $115.7 million in fiscal 2001, $100.2 million in fiscal 2000 and $273.6 million in fiscal 1999.

The Circuit City Group.    In fiscal 2001, net cash provided by operating activities of continuing operations was $137.9 million, compared with $650.2 million in fiscal 2000 and $399.4 million in fiscal 1999. The fiscal 2001 decrease reflects the lower earnings from continuing operations for the Circuit City business and a decrease in accounts payable. The fiscal 2000 increase reflects a 39% increase in earnings from continuing operations for the Circuit City business and an increase in accounts payable, partly offset by an increase in inventory.

The Circuit City group’s capital expenditures were $274.7 million in fiscal 2001, $176.9 million in fiscal 2000 and $214.1 million in fiscal 1999. The group’s capital expenditures in fiscal 2001 primarily were related to Superstore remodeling and new Circuit City Superstore construction. In fiscal 2000 and fiscal 1999, these expenditures primarily reflected new store construction. Capital expenditures for the Circuit City group have been funded through sale-leaseback transactions, landlord reimbursements and allocated short- and long-term debt. Sale-leasebacks, landlord reimbursement transactions and fixed asset sales totaled $100.2 million in fiscal 2001, $74.8 million in fiscal 2000 and $134.3 million in fiscal 1999.

Circuit City’s finance operation primarily funds its credit card programs though securitization transactions that allow the operation to sell its receivables while retaining a small interest in them. The finance operation has a master trust securitization facility for its private-label credit card that allows the transfer of up to $1.31 billion in receivables through both private placement and the public market. A second master trust securitization program allows for the transfer of up to $1.94 billion in receivables related to the operation’s bankcard programs. Securitized receivables totaled $2.75 billion at February 28, 2001. Under the securitization programs, receivables are sold to unaffiliated third parties with the servicing rights retained. We expect that both securitization programs can be expanded to accommodate future receivables growth.

The CarMax Group.    In fiscal 2001, net cash provided by the CarMax group’s operating activities was $17.8 million. The fiscal 2001 increase reflects a $44.4 million increase in net earnings, offset by an increase in inventory. Net cash used in operating activities was $24.0 million in fiscal 2000 and $80.3 million in fiscal 1999. For the three-year period, cash primarily was used to purchase inventory related to comparable store sales growth, store openings and additional new-car franchises. In fiscal 1999, cash also was used to fund net losses.

The CarMax group’s capital expenditures were $10.8 million in fiscal 2001, $45.4 million in fiscal 2000 and $138.3 million in fiscal 1999. In fiscal 2001, the CarMax group’s capital expenditures primarily were related to equipment purchases. The CarMax group’s capital expenditures through fiscal 2000 primarily were related to store expansion. Capital expenditures for the CarMax group have been funded through sale-leaseback transactions and allocated short- and long-term debt. Fixed asset sales and sale-leaseback transactions totaled $15.5 million in fiscal 2001, $25.3 million in fiscal 2000 and $139.3 million in fiscal 1999.

During fiscal 2001, we acquired one new-car franchise for a total of $1.3 million. In fiscal 2000, we acquired five new-car franchises for a total of $34.8 million. These acquisitions were financed through available cash resources, including allocated debt. Costs in excess of the acquired net tangible assets, which were primarily inventory, were recorded as goodwill and covenants not to compete.

CarMax has an asset securitization program operated through a special purpose subsidiary. At the end of fiscal 2001, that program allowed the transfer of up to $450 million in automobile loan receivables. In October 1999, CarMax formed an owner trust securitization facility that allowed for a $644 million securitization of automobile loan receivables in the public market. At February 28, 2001, the program had a capacity of $329 million. In January 2001, CarMax formed an additional owner trust securitization facility that allowed for a $655 million securitization of automobile loan receivables in the public market. The program had a capacity of $655 million at the end of fiscal 2001. Securitized receivables under all CarMax programs totaled $1.28 billion at the end of fiscal 2001. Under the securitization programs, receivables are sold to unaffiliated third parties with the servicing rights retained. CarMax expects that these securitization programs can be expanded to accommodate future receivables growth.

Capital Structure

Total assets at February 28, 2001, were $3.87 billion, down $84.0 million, or 2%, since February 29, 2000. A $197.8 million decrease in cash offset by a $68.5 million increase in inventory primarily contributed to the decrease in total assets.

Over the past three years, expansion for the Circuit City and CarMax businesses has been funded with internally generated cash, sale-leaseback transactions, operating leases and short-term and long-term debt. Finance operation receivables have been funded through securitization transactions.

During fiscal 2001, stockholders’ equity increased 10% to $2.36 billion. Capitalization for the past five years is illustrated in the “Capitalization” table below. Circuit City Stores produced a return on equity of 7.1% in fiscal 2001, compared with 9.8% in fiscal 2000.

We believe that in fiscal 2002 capital expenditures of approximately $295 million can be funded through a combination of internally generated cash, sale-leaseback transactions, operating leases or floor plan financing of CarMax inventory and that securitization transactions will finance the growth in receivables. At the end of fiscal 2001, we maintained a $150 million unsecured revolving credit agreement and $360 million in committed seasonal lines that are renewed annually with various banks.

The groups rely on the external debt of Circuit City Stores to provide working capital needed to fund net assets not otherwise financed through sale-leasebacks or the securitization of receivables. All significant financial activities of each group are managed by Circuit City Stores on a centralized basis and are dependent on the financial condition of Circuit City Stores. These financial activities include the investment of surplus cash, issuance and repayment of debt, securitization of receivables, sale-leasebacks of real estate and inter-group loans.

Capitalization

	Fiscal
	2001		2000		1999		1998		1997
	$	%	$	%	$	%	$	%	$	%
	(Dollar amounts in millions)
Long-term debt, excluding current installments	116.1	5	249.2	10	426.6	17	424.3	18	430.3	19
Other long-term liabilities	107.1	4	157.8	6	149.7	6	171.5	7	199.4	9
Total stockholders’ equity	2,356.5	91	2,142.2	84	1,905.1	77	1,730.0	75	1,614.8	72

Total capitalization	2,579.7	100	2,549.2	100	2,481.4	100	2,325.8	100	2,244.5	100

The Circuit City Group.    In fiscal 2002, we anticipate capital expenditures for the group of approximately $215 million, primarily related to construction of new Superstores, the remodeling of 24 existing Superstores and the relocation of approximately 10 Superstores.

We believe that proceeds from sales of property and equipment and receivables, future increases in Circuit City Stores’ debt allocated to the Circuit City group and cash generated by operations will be sufficient to fund the capital expenditures and operations of the Circuit City business.

The CarMax Group.    In fiscal 2002, CarMax anticipates capital expenditures of approximately $80 million, primarily related to new store construction. CarMax expects to open two CarMax used-car superstores late in fiscal 2002 and assuming the business continues to meet our expectations, as many as 30 stores over the following four years. The initial cash investment per store is expected to be in the range of $22 million to $30 million for an “A” store and $11 million to $18 million for a satellite store. The initial investment includes the land and building; furniture, fixtures and equipment; inventory; and the seller’s interest in the automobile loan receivables of the CarMax group’s finance operation. These investments are expected primarily to be funded through sale-leasebacks, securitization of receivables or floor plan financing for inventory. If the CarMax group takes full advantage of building and land sale-leaseback and inventory financing, the net cash investment per store is expected to be $4 million to $6 million for an “A” store and $2 million to $3 million for a satellite store.

We believe that the proceeds from sales of property and equipment and receivables, future increases in Circuit City Stores’ debt allocated to the CarMax group, inter-group loans, floor plan financing and cash generated by operations will be sufficient to fund the capital expenditures and operations of the CarMax group’s business.

Results of Operations—Three Months and Nine Months Ended November 30, 2001 and 2000

Net Sales and Operating Revenues and General Comments

Circuit City Stores, Inc.     Total Circuit City Stores sales for the third quarter of fiscal 2002 were $3.05 billion, an increase of 6% from $2.89 billion for the same period of fiscal 2001. For the nine months ended November 30, 2001, total sales were $8.62 billion, a 6% decrease from $9.14 billion for the same period of fiscal 2001.

Our operations, in common with other retailers in general, are subject to seasonal influences. Historically, the Circuit City business has realized more of its net sales and net earnings in the fourth quarter, which includes the December holiday selling season, than in any other fiscal quarter. The CarMax business, however, has experienced more of its net sales in the first half of the fiscal year. The net earnings of any interim quarter are seasonally disproportionate to net sales since administrative and certain operating expenses remain relatively constant during the year. Therefore, interim results should not be relied upon as necessarily indicative of results for the entire fiscal year.

Circuit City Group. Total Circuit City sales for the third quarter of fiscal 2002 declined 2% to $2.28 billion from $2.33 billion in fiscal 2001’s third quarter. For the nine months ended November 30, 2001, total Circuit City sales decreased 15% to $6.20 billion from $7.28 billion in the prior year. Comparable store sales changes for the third quarter and first nine months of fiscal years 2002 and 2001 were as follows:

Comparable Store Sales

	Three Months Ended November 30		Nine Months Ended November 30
	2001	2000	2001	2000
Circuit City	(4)%	(10)%	(17)%	(1)%
Circuit City, excluding the appliance category	(2)%	3%	(8)%	6%

In fiscal 2002’s third quarter, comparable store sales growth improved progressively each month, and for the month of November, the same-store sales comparison turned positive, increasing 6%.

Third quarter Circuit City sales improved across a broad base of product categories. We generated double-digit or higher comparable store sales growth not only in better featured and newer technologies such as big-

screen televisions, digital satellite systems, digital cameras and wireless phones, but also in new and expanded product selections including video game hardware, software and accessories; DVD software; and personal computer software and accessories. Although personal computer sales continued to reflect the difficult industry trends, the year-over-year decline in sales moderated over the course of the quarter.

The percent of merchandise sales represented by each major product category during the third quarter and the first nine months of fiscal 2002 and 2001 were as follows:

Product Mix

	Three Months Ended November 30		Nine Months Ended November 30
	2001	2000	2001	2000
Video	41%	37%	39%	34%
Audio	14	16	16	15
Information technology	33	37	35	35
Entertainment	12	8	10	6
Appliances	—	2	—	10

Total	100%	100%	100%	100%

Although Circuit City sales volumes and traffic levels were particularly strong over the Thanksgiving weekend, November 2001 comparable store sales were positive both before and after that weekend. Pricing over the holiday weekend was promotional, helping to increase store traffic. We believe the recent sales improvements reflect a number of factors including not only effective pricing strategies, but also a more effective marketing program covering a variety of vehicles including newspaper inserts, television, magazines, direct mail and creative in-store events, as well as improved customer service.

Circuit City gross dollar sales from all extended warranty programs were 5.2% of sales in the third quarter of fiscal 2002 and 5.1% of sales in the third quarter of fiscal 2001. Third-party warranty revenue was 4.0% of sales in fiscal 2002’s third quarter and 3.9% in the same period of fiscal 2001. The total extended warranty revenue that is reported in total sales was 3.9% of sales in the third quarter of fiscal 2002, compared with 4.0% in fiscal 2001’s third quarter.

The following table provides details on the Circuit City retail units:

Store Mix

	Nov 30, 2001	Nov. 30, 2000	Estimate Feb. 28, 2002	Feb 28, 2001
Superstores	603	590	604	594
Mall-based Express stores	29	39	20	35

Total	632	629	624	629

Circuit City expects to open 10 Superstores and relocate 10 Superstores in fiscal 2002. In the first quarter of fiscal 2002, we opened one Circuit City Superstore and relocated one Superstore. In the second quarter of fiscal 2002, we opened four Superstores and relocated two Superstores. In the third quarter of fiscal 2002, we opened five Superstores and relocated five Superstores.

During fiscal 2002, Circuit City Stores is testing two remodeling approaches in a total of 24 stores. The most extensive approach is being conducted in 10 stores in the Chicago market and two stores in Virginia; a second, less costly version is being tested in 12 stores in the Washington, D.C., and Baltimore, Md., markets. Remodeling was completed at 23 of the stores in the second quarter, and remodeling of the 24th store was completed in early November 2001. The performance of the remodeled stores was evaluated over the course of the holidays, and the findings will be used to make decisions on the extent and pace of future remodeling activities.

CarMax Group.     Total CarMax sales for the third quarter of fiscal 2002 increased 38% to $774.3 million from $561.7 million in fiscal 2001’s third quarter. For the nine months ended November 30, 2001, CarMax total sales increased 30% to $2.42 billion from $1.86 billion in the prior year. Comparable store vehicle dollar and unit sales for the third quarter and first nine months of fiscal years 2002 and 2001 were as follows:

Comparable Store Sales

	Three Months Ended November 30		Nine Months Ended November 30
	2001	2000	2001	2000
Vehicle dollars:
Used vehicles	36%	15%	31%	15%
New vehicles	51%	(4)%	28%	11%
Total	38%	11%	30%	15%
Vehicle units:
Used vehicles	29%	11%	24%	11%
New vehicles	46%	(3)%	24%	11%
Total	31%	9%	24%	11%

In the third quarter of fiscal 2002, sales in the CarMax business accelerated beyond the strong sales trend that began in fiscal 2001. Early in the third quarter, used-car unit sales were consistent with the 20% growth trends experienced throughout the first two quarters of the year. Beginning in late September, traffic flow to our used-car superstores increased significantly, which we believe was driven by cross shopping from new-car financing incentive programs. We converted this increased traffic flow into significantly accelerated used-car sales in both October and November. The five-year, zero-percent financing incentives drove extraordinary new-car sales growth in October. However, the new-car sales growth rate slowed in November as we sold through most of our close-out inventory of 2001 models and as most zero-percent financing incentive terms were limited to three years and available on fewer models. The sales increase also reflects higher average retails for both used- and new-car sales. The percent of vehicle sales represented by used cars and new cars for the third quarter and the first nine months of fiscal 2002 and 2001 were as follows:

Vehicle Sales Mix

	Three Months Ended November 30		Nine Months Ended November 30
	2001	2000	2001	2000
Vehicle dollars:
Used vehicles	80%	81%	81%	80%
New vehicles	20%	19%	19%	20%

Total	100%	100%	100%	100%
Vehicle units:
Used vehicles	86%	87%	86%	86%
New vehicles	14%	13%	14%	14%

Total	100%	100%	100%	100%

Average retail selling prices for CarMax vehicles for the third quarter and first nine months of fiscal 2002 and 2001 were as follows:

Average Retail Selling Prices

	Three Months Ended November 30		Nine Months Ended November 30
	2001	2000	2001	2000
Used vehicles	$15,100	$14,400	$15,200	$14,300
New vehicles	$23,500	$22,700	$23,100	$22,500
Blended average	$16,300	$15,400	$16,300	$15,400

CarMax gross dollar sales from all extended warranty programs were 3.9% of sales in the third quarter of fiscal 2002 and 4.1% in the third quarter of fiscal 2001. Third-party warranty revenue was 1.7% of sales in fiscal 2002’s third quarter and 1.8% in the same period of fiscal 2001. The total extended warranty revenue that is reported in total sales was 1.7% of sales in the third quarter of fiscal 2002 and 1.8% of sales in the third quarter of fiscal 2001.

The following table provides detail on the CarMax retail units:

Store Mix

	Nov 30, 2001	Nov. 30, 2000	Estimate Feb. 28, 2002	Feb 28, 2001
“C” and “B” stores	14	14	14	14
“A” stores	17	17	18	17
Prototype satellite stores	4	4	5	4
Stand-alone new-car stores	4	5	3	5

Total	39	40	40	40

CarMax’s geographic growth over the next five years is expected to include primarily the addition of superstores in new mid-sized markets that can be served effectively with one CarMax superstore and additional satellite stores in existing multi-store markets. Mid-sized markets are those with populations of approximately 1 million to 2.5 million people. During the third quarter, we closed the new-car stand-alone Mitsubishi franchise in the Los Angeles market, and after the end of the quarter, in December 2001, we completed the sale of our Dallas Chrysler new-car stand-alone franchise. We expect to open one standard-sized used-car superstore and one satellite used-car superstore in late February 2002. The standard superstore is planned for Greensboro, N.C., and the satellite for Merrillville, Ind., in the greater Chicago market. In fiscal 2003, we plan to open four to six stores, and in fiscal years 2004 through 2006, we plan to open six to eight stores per year. The standard superstore previously planned for opening at the end of fiscal 2002 in Sacramento, Calif., now is planned to open in the first quarter of fiscal 2003.

Cost of Sales, Buying and Warehousing

Circuit City Stores, Inc.    The Circuit City Stores gross profit margin was 21.0% of sales in the third quarter of fiscal 2002, compared with 20.2% in the same period of fiscal 2001. For the nine months ended November 30, 2001, our gross profit margin was 21.0%, compared with 21.2% in the same period of fiscal 2001.

Circuit City Group.    The Circuit City gross profit margin increased to 24.2% of sales in the third quarter from 22.0% in the same period of fiscal 2001. Appliance merchandise markdowns associated with the exit from the appliance business reduced fiscal 2001’s Circuit City gross margin by $21 million in the third quarter and $28 million in the first nine months. Excluding the impact of the appliance exit costs, fiscal 2001’s third quarter gross profit margin was 22.9%. The improvement in the gross profit margin reflects the solid sales growth in better-featured products and new technologies, partially offset by the effect of promotional activities, especially over the Thanksgiving holiday weekend. For the nine months ended November 30, 2001, the gross profit margin was 24.4%, compared with 23.2% in the same period of fiscal 2001. Excluding the impact of the appliance exit costs, the gross profit margin for the first nine months of fiscal 2001 was 24.0%.

CarMax Group.    The CarMax gross profit margin was 11.8% of sales in the third quarter of fiscal 2002 versus 12.8% for the same period of fiscal 2001. For the nine months ended November 30, 2001, the gross profit margin was 12.5%, compared with 13.3% in the same period of fiscal 2001. We achieved our gross profit margin dollar targets per vehicle; however, used-car higher average retails and the slightly higher mix of new cars to used cars generated a decline in the gross profit margin on a percentage basis. Used-car gross dollar margins are similar across makes and models. Consequently, the gross profit margin percentage on a higher priced used car is lower than on a more modestly priced car. The incentive-driven growth in new-car sales resulted in the higher mix of new cars to used cars, and new cars carry much lower gross margins, both in dollars and on a percentage basis. We also experienced a small amount of gross profit margin erosion caused by wholesale auction losses that occurred following the rapid decline in wholesale vehicle prices after September 11.

Selling, General and Administrative Expenses

Circuit City Stores, Inc.    Our selling, general and administrative expense ratio was 19.5% of sales in the third quarter of fiscal 2002, compared with 23.5% for the same period of fiscal 2001. For the nine-month period ended November 30, 2001, the selling, general, and administrative expense ratio was 19.9% of sales, compared with 20.0% for the same period of fiscal 2001.

Circuit City Group.    The Circuit City selling, general and administrative expense ratio was 23.5% of sales in the third quarter of fiscal 2002, compared with 26.7% for the same period of fiscal 2001. Costs associated with partial remodels to exit the appliance business and add new categories to the stores increased fiscal 2001’s Circuit City selling, general and administrative expenses by $30 million in the third quarter and the first nine months. Excluding the impact of the appliance exit costs, the third quarter expense ratio for fiscal 2001 was 25.0%. The decline in the ratio and in the absolute expense level reflects the benefits of cost control and productivity initiatives, including more efficient advertising expenditures, as well as the significant decrease in remodeling costs in fiscal 2002’s third quarter. Fiscal 2001’s third quarter included costs for our Florida store remodeling activities. Costs associated with fiscal 2002’s remodeling tests in the Chicago, Washington, D.C., and Baltimore markets were largely incurred in the second quarter of fiscal 2002. For the nine-month period ended November 30, 2001, Circuit City Stores’ selling, general, and administrative expense ratio was 24.7%, compared with 22.7% for the same period of fiscal 2001. Excluding the impact of the appliance exit costs, the selling, general and administrative expense ratio for the nine-month period ended November 30, 2000, was 22.2%.

CarMax Group.    The CarMax selling, general and administrative expense ratio decreased to 7.9% of sales in the third quarter of fiscal 2002 from 10.1% of sales for the same period of fiscal 2001. For the nine-month period ended November 30, 2001, the ratio was 7.5% of sales, compared with 9.5% for the same period of fiscal 2001. The expense ratio improvement reflects the significant expense leverage generated by comparable store vehicle unit sales growth and higher average retails. As in the first half of fiscal 2002, we experienced increased yield spreads from our finance operation, which continues to benefit from the lower cost of funds.

Interest Expense

The Circuit City Stores interest expense declined by $4.6 million to $0.5 million for the third quarter of fiscal 2002 and by $9.7 million to $5.1 million for the nine months ended November 30, 2001, compared with the same periods of fiscal 2001, reflecting both lower debt levels and interest rates.

Net Earnings (Loss)

Circuit City Stores, Inc.    Net earnings for Circuit City Stores increased to $27.7 million in the third quarter of fiscal 2002, compared with a net loss of $62.5 million in fiscal 2001’s third quarter. For the nine-month period ended November 30, 2001, net earnings for Circuit City Stores increased to $59.5 million from $57.6 million for the same period of fiscal 2001.

In a public offering completed during the second quarter of fiscal 2002, Circuit City Stores sold approximately 9.5 million CarMax group shares that had previously been reserved for the Circuit City group or for issuance to holders of Circuit City Group Common Stock. Because both the earnings allocation and the outstanding CarMax shares were adjusted to reflect the impact of the sale, net earnings per CarMax group share were not diluted by the sale. With the impact of the offering, 64.5% of the CarMax group’s third quarter earnings and 70.4% of the CarMax group’s nine-month earnings were allocated to the Circuit City group. For the same periods of fiscal 2001, 74.6% of the CarMax group’s earnings were allocated to the Circuit City group. At the end of the third quarter, the reserved CarMax group shares represented 64.4% of the total outstanding and reserved shares, excluding shares reserved for CarMax employees’ stock incentive plans, of CarMax Group Common Stock.

Circuit City Group.    Net earnings for the Circuit City business, before income attributed to the reserved CarMax group shares were $9.2 million, or 4 cents per share, in the third quarter of fiscal 2002, compared with a net loss of $70.1 million, or 34 cents per share, in fiscal 2001’s third quarter. For the first nine months of fiscal 2002, the Circuit City business had a net loss of $12.9 million, or 6 cents per share, compared with net earnings of $19.9 million, or 10 cents per share, in fiscal 2001.

The net earnings attributed to the reserved CarMax group shares were $11.9 million in the third quarter of fiscal 2002, compared with $5.6 million in fiscal 2001’s third quarter, and $51.0 million in the first nine months of fiscal 2002, compared with $28.2 million for the same period of fiscal 2001.

Net earnings of the Circuit City group were $21.1 million, or 10 cents per share, in the third quarter of fiscal 2002, versus a net loss of $64.4 million, or 32 cents per share, in the third quarter of fiscal 2001. For the first nine months of fiscal 2002, net earnings of the Circuit City group were $38.1 million, or 18 cents per share, compared with net earnings of $48.1 million, or 23 cents per share, in fiscal 2001.

CarMax Group.    Net earnings for the CarMax business, increased 143.7% to $18.4 million in the third quarter of fiscal 2002 from $7.6 million in fiscal 2001’s third quarter. For the first nine months of fiscal 2002, the CarMax business had net earnings of $72.4 million, compared with $37.8 million in fiscal 2001.

Net earnings attributed to the CarMax group stock increased 241.4% to $6.6 million, or 17 cents per share, in the third quarter of fiscal 2002 from $1.9 million, or 7 cents per share, in the third quarter of fiscal 2001. For the first nine months of fiscal 2002, net earnings attributed to the CarMax group stock were $21.4 million, or 66 cents per share, compared with $9.6 million, or 36 cents per share, in fiscal 2001.

For the quarter and the nine months ended November 30, 2001, net earnings attributed to the CarMax group stock grew faster than total net earnings and net earnings per CarMax group share because of the impact of the public offering of CarMax group shares during the second quarter of fiscal 2002. Quarterly earnings per share is calculated by dividing earnings attributed to the CarMax group stock for the reported quarter by the weighted average CarMax shares outstanding for the quarter. Under current accounting standards, year-to-date earnings per share is calculated by dividing year-to-date earnings attributed to the CarMax group stock by the weighted average shares outstanding for the nine-month period. Therefore, year-to-date earnings per share does not necessarily equal the sum of the quarterly earnings per share.

Financial Condition—Nine Months Ended November 30, 2001 and 2000

For the first nine months, Circuit City Stores generated cash from operating activities of $273.2 million in fiscal 2002, compared with cash used in operating activities of $333.5 million in fiscal 2001. The improvement was primarily the result of working capital efficiencies. While inventories for the Circuit City business typically increase seasonally at the end of the third quarter, better supply chain management in that business contributed to a $220.4 million reduction in working capital used for inventories in the first nine months of fiscal 2002, compared with fiscal 2001. In addition, increases in accounts payable, accrued expenses and other current liabilities reduced working capital by $359.4 million, compared with the first nine months of fiscal 2001 and primarily reflect extended payment terms in the Circuit City business achieved through supply chain management.

Net cash used in investing activities was $6.7 million in the nine months ended November 30, 2001, compared with $159.0 million in the first nine months of fiscal 2001. Capital expenditures declined to $137.3 million in the first nine months of fiscal 2002 from $244.0 million in the comparable period of fiscal 2001. Capital expenditures in the first nine months of fiscal 2001 included spending for the remodeling of 26 Circuit City Superstores in south Florida and the construction of 20 new or relocated Circuit City Superstores. Capital expenditures in the first nine months of fiscal 2002 included spending for the less costly remodeling of 24 Circuit City Superstores, including stores in the Chicago, Baltimore and Washington, D.C., markets and the construction of 18 new or relocated Superstores. Proceeds from sales of property and equipment increased to $130.6 million in the first nine months of fiscal 2002 from $86.3 million in the comparable period of fiscal 2001. In August 2001, CarMax entered into a sale-leaseback transaction covering nine CarMax superstore properties valued at $102.4 million. This transaction, which represented the first sale-leaseback entered into by CarMax without a Circuit City Stores guarantee, was structured at competitive rates with an initial lease term of 15 years and two 10-year renewal options. In November 2001, Circuit City completed a sale-leaseback transaction for its Marion, Illinois, distribution center valued at $29.0 million. This transaction was structured at competitive rates with an initial lease term of 20 years and two 10-year renewal options.

As scheduled, in June 2001 Circuit City Stores used existing working capital to repay a $130 million term loan. At November 30, 2001, we had cash and cash equivalents of $709.9 million and total debt of $120.3 million. Circuit City Stores maintains a $150 million unsecured revolving credit facility and $195 million in committed seasonal lines of credit that are renewed annually with various banks.

Circuit City’s finance operation has a master trust securitization program for its private-label credit card that allows for the transfer of up to $1.13 billion in receivables. A second master trust securitization program allows for the transfer of up to $1.70 billion in receivables related to the operation’s bankcard programs. Securitized receivables under all Circuit City programs totaled $2.54 billion at November 30, 2001. The master trust vehicles permit further expansion of the securitization programs in both the public and private markets.

CarMax also has asset securitization programs to finance the consumer installment credit receivables generated by CarMax’s automobile loan finance operation. Automobile loan receivables are sold to special purpose subsidiaries which, in turn, securitize those receivables through both private placement and the public market. As of November 30, 2001, the combined capacity of these programs was $1.90 billion. During the third quarter of fiscal 2002, CarMax completed its third public automobile loan receivable securitization program, securitizing $641.7 million of auto loan receivables. Securitized receivables under all CarMax programs totaled $1.51 billion as of November 30, 2001. We anticipate that we will be able to expand or enter into new arrangements comparable to these securitization programs to meet future needs.

During the second quarter of fiscal 2002, Circuit City Stores completed the public offering of 9,516,800 shares of CarMax group stock, including the exercise of an underwriters’ over-allotment option for 666,800 shares. The shares sold in the offering were shares of CarMax group stock that previously had been reserved for the Circuit City group or for issuance to holders of Circuit City group stock. The net proceeds from the offering of $139.6 million were allocated to the Circuit City group to be used for general purposes of the Circuit City business, including remodeling of Circuit City Superstores.

We anticipate that fiscal 2002 capital expenditures will continue to be funded through a combination of internally generated cash, proceeds from sales of property and equipment and receivables, sale-leaseback transactions, operating leases, floor plan financing of CarMax inventory or proceeds from the second quarter public offering of CarMax group shares.

Liquidity and Capital Resources Update

In February 2002, Circuit City Stores increased the liability for lease termination costs related to the fiscal 2001 exit from the appliance business by approximately $10 million. These costs are related to distribution centers and service centers closed as a part of that exit.

A term loan totaling $100 million and due in July 2002 is classified as a current liability. Although we have the ability to refinance this debt, we intend to repay it using existing working capital.

For fiscal 2003, we expect expenditures relating to remodeling and relocations for the Circuit City business to total approximately $130 million. Approximately $60 million of the fiscal 2003 expenditures will be expensed.

Circuit City Stores believes that internally generated cash, proceeds from sales of property and equipment and receivables and sale-leaseback transactions will be sufficient to fund future capital expenditures and operations of the Circuit City business after the separation.

In connection with the separation, Circuit City Stores will receive from CarMax a payment for the debt allocated to CarMax. Circuit City Stores will also receive from CarMax on the separation date a special dividend of $[28.4] million in recognition of Circuit City Stores’ continuing contingent liability on 23 leases assigned by Circuit City Stores to a subsidiary of CarMax.

Recent Accounting Pronouncements

In July 2000, the Financial Accounting Standards Board (“FASB”) issued Emerging Issues Task Force (“EITF”) Issue No. 00-14, “Accounting for Certain Sales Incentives,” which is effective for fiscal quarters beginning after December 15, 2001. EITF No. 00-14 provides that sales incentives, such as mail-in rebates, offered to customers should be classified as a reduction of revenue. We offer certain mail-in rebates that are currently recorded in cost of sales, buying and warehousing. However, we expect to reclassify these rebate expenses from cost of sales, buying and warehousing to net sales and operating revenues to be in compliance with EITF No. 00-14 in the first quarter of fiscal year 2003. For the quarter ended November 30, 2001, this reclassification would have increased our gross profit margin by 12 basis points and our expense ratio by 11 basis points. For the nine months ended November 30, 2001, the reclassification would have increased both our gross profit margin and our expense ratio by 10 basis points. We do not expect the adoption of EITF No. 00-14 to have a material impact on our financial position, results of operations or cash flows.

In June 2001, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” effective for business combinations initiated after June 30, 2001, and SFAS No. 142, “Goodwill and Other Intangible Assets,” effective for fiscal years beginning after December 15, 2001. Under SFAS No. 141, the pooling of interests method of accounting for business combinations is eliminated, requiring that all business combinations initiated after the effective date be accounted for using the purchase method. Also under SFAS No. 141, identified intangible assets acquired in a purchase business combination must be separately valued and recognized on the balance sheet if they meet certain requirements. Under the provisions of SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the pronouncements. Other intangible assets that are identified to have finite useful lives will continue to be amortized in a manner that reflects the estimated decline in the economic value of the intangible asset and will be subject to review when events or circumstances arise which indicate impairment. Application of the nonamortization provisions of SFAS No. 142 in fiscal 2003 is not expected to have a material impact on our financial position, results of operations or cash flows. During fiscal 2003, we will perform the first of the required impairment tests of goodwill and indefinite-lived intangible assets as outlined in the new pronouncements. Based on preliminary estimates, as well as ongoing periodic assessments of goodwill, we do not expect to recognize any material impairment losses from these tests.

In August 2001, the FASB issued SFAS No. 143, “Accounting For Asset Retirement Obligations.” This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This standard requires entities to record the fair value of a liability for an asset retirement obligation in the period incurred. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. We have not yet determined the impact, if any, of adopting this standard.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which supersedes both SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” related to the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. We are required to adopt SFAS No. 144 no later than the fiscal year beginning after December 15, 2001, and we plan to adopt the provisions for the quarter ending May 31, 2002. We have not yet determined the impact, if any, of adopting this standard.

Market Risk

We centrally manage the market risk associated with the private-label and bankcard revolving loan portfolios of the Circuit City finance operation and the automobile installment loan portfolio of the CarMax finance operation. Portions of these portfolios have been securitized and, therefore, are not presented on our consolidated balance sheets. Interest rate exposure relating to these receivables represents a market risk exposure that we have managed with matched funding and interest rate swaps.

Revolving Loans

Interest rates charged on the accounts in the managed private-label and bankcard portfolios are primarily indexed to the prime rate, adjustable on a monthly basis, with the balance at a fixed annual percentage rate. Total principal outstanding at February 28, 2001, and February 29, 2000, had the following rate structure:

	2001	2000
	(Amounts in millions)
Indexed to prime rate	$2,596	$2,631
Fixed-rate	203	213

Total	$2,799	$2,844

Financing under the securitization programs is achieved primarily through the issuance of public market debt, which is issued at floating rates based on LIBOR. Receivables held by Circuit City Stores for sale are financed with working capital. At February 28, 2001, and February 29, 2000, financings were as follows:

	2001	2000
	(Amounts in millions)
Floating-rate (including synthetic alteration) securitizations	$2,754	$2,689
Fixed-rate securitization	—	137
Held by Circuit City Stores for sale	45	18

Total	$2,799	$2,844

As of November 30, 2001, the composition of the Circuit City finance operation’s private-label and bankcard portfolios had not changed significantly since February 28, 2001.

Automobile Installment Loans

Financing for these automobile loan receivables is achieved through asset securitization programs that, in turn, issue both fixed- and floating-rate securities. Receivables held by CarMax for investment or sale are financed with working capital. CarMax financings at November 30, 2001, February 28, 2001 and February 29, 2000, were as follows:

	Nov. 30, 2001	Feb. 28, 2001	Feb. 29, 2000
	(Amounts in millions)
Fixed-rate securitizations	$1,279	$984	$559
Floating-rate securitizations synthetically altered to fixed	227	299	327
Floating-rate securitizations	1	1	1
Held by CarMax:
For investment*	6	9	22
For sale	4	3	23

Total	$1,517	$1,296	$932

* Held by a special purpose subsidiary.

We have analyzed our interest rate exposure and have concluded that it did not represent a material market risk at November 30, 2001, February 28, 2001 and February 29, 2000. Because programs are in place to manage interest rate exposure relating to the consumer and installment loan portfolios, we expect to experience relatively little impact as interest rates fluctuate. We also have the ability to adjust fixed-rate revolving credit cards and the index on floating-rate cards, subject to cardholder ratification, but do not currently anticipate the need to do so.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus includes and incorporates by reference “forward-looking statements” within the meaning of the securities laws. All statements that are not historical facts are “forward-looking statements.” The words “estimate,” “project,” “intend,” “expect,” “believe,” “anticipate” and similar expressions, and statements concerning strategy, identify forward-looking statements. These forward-looking statements include statements regarding the expected financial position, business, financing plans, business prospects, revenues, working capital, liquidity, capital needs, interest costs and income, in each case relating to Circuit City Stores and CarMax.

Forward-looking statements are estimates and projections reflecting Circuit City Stores’ and CarMax’s judgment and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Although Circuit City Stores and CarMax believe that the estimates and projections reflected in the forward-looking statements are reasonable, these expectations may prove to be incorrect. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include:

•
changes in the amount and degree of promotional intensity exerted by current competitors and potential new competition from both retail stores and alternative methods or channels of distribution such as online and telephone shopping services and mail order;

•
changes in general U.S. or regional U.S. economic conditions including, but not limited to, consumer credit availability, consumer credit delinquency and default rates, interest rates, inflation, personal discretionary spending levels and consumer sentiment about the economy in general;

•
the presence or absence of, or consumer acceptance of, new products or product features in the merchandise categories Circuit City Stores and CarMax sell and changes in their actual merchandise sales mix;

•	significant changes in retail prices for products sold by any of the Circuit City Stores or CarMax businesses;

•	lack of availability or access to sources of inventory;

•	inability on the part of the Circuit City Stores or CarMax businesses to liquidate excess inventory should excess inventory develop;

•	unanticipated adverse results from the remodeling or relocations of Circuit City Superstores;

•
the ability to attract and retain an effective management team in a dynamic environment or changes in the cost or availability of a suitable work force to manage and support Circuit City Stores’ and CarMax’s service-driven operating strategies;

•
changes in availability or cost of capital expenditure and working capital financing, including the availability of long-term financing to support development of the Circuit City Stores or CarMax businesses and the availability of securitization financing;

•	changes in production or distribution costs or cost of materials for advertising;

•	availability of appropriate real estate locations for expansion;

•
the imposition of new restrictions or regulations regarding the sale of products and/or services Circuit City Stores and CarMax sell, changes in tax rules and regulations applicable to Circuit City Stores or CarMax or their competitors, or any failure to comply with such laws or any adverse change in such laws;

•	adverse results in significant litigation matters; and

•	those factors listed in this proxy statement/prospectus under “Risk Factors.”

Circuit City Stores and CarMax believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations.

LEGAL MATTERS

The validity of the CarMax, Inc. common stock to be issued in the separation will be passed upon for CarMax by McGuireWoods LLP, Richmond, Virginia. As of March 28, 2002, lawyers of McGuireWoods LLP owned approximately 900 shares of CarMax Group Common Stock and approximately 18,000 shares of Circuit City Group Common Stock.

EXPERTS

KPMG LLP, Circuit City Stores’ independent auditors, have audited the Circuit City Stores, Inc. consolidated financial statements and schedule, the financial statements and schedule of the Circuit City group and the financial statements and schedule of the CarMax group incorporated by reference in the Circuit City Stores, Inc. Annual Report on Form 10-K for the year ended February 28, 2001, as set forth in their reports which are incorporated by reference in this proxy statement/prospectus and, with respect to the consolidated financial statements and schedule of Circuit City Stores, Inc. included in this proxy statement/prospectus, as set forth in their reports included herein. These financial statements and schedules are included in and incorporated by reference in reliance on their reports, given on the authority of that firm as experts in accounting and auditing. The reports of KPMG LLP dated April 2, 2001 covering the Circuit City group financial statements as of February 28, 2001 and February 29, 2000 and for each of the fiscal years in the three-year period ended February 28, 2001, and the related financial statement schedule, include a qualification related to the effects of not consolidating the CarMax group with the Circuit City group as required by accounting principles generally accepted in the United States of America.

KPMG LLP, CarMax’s independent auditors, have audited the CarMax, Inc. consolidated financial statements and schedule as of February 28, 2001 and February 29, 2000 and for each of the fiscal years in the three-year period ended February 28, 2001, as set forth in their reports, which are included in this proxy statement/prospectus. These financial statements and schedule are included in this proxy statement/prospectus in reliance on their reports, given on the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Circuit City Stores files annual, quarterly and current reports, proxy statements and other information with the SEC. Those filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document Circuit City Stores files with the SEC at its public reference facilities. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You can also obtain copies of those documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Circuit City Stores’ filings are also available at the office of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

The reports, proxy statements and other information the Circuit City Stores files with the SEC may contain important information about CarMax. Since CarMax Group Common Stock has been outstanding, Circuit City Stores has included in its SEC filings the consolidated financial statements of Circuit City Stores and the financial statements of the CarMax group. After the separation, CarMax, as an independent, publicly traded company, will become subject to the informational reporting requirements of the Securities Exchange Act of 1934. Accordingly, CarMax will file annual, quarterly and other reports and other information with the SEC.

The SEC allows us to ‘‘incorporate by reference’’ the information that we filed with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this proxy statement/prospectus. In addition, any information that we file with the SEC subsequent to the date of this proxy statement/prospectus will automatically update this proxy statement/prospectus. We incorporate by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the separation of CarMax contemplated by this prospectus is completed:

•	Annual Report on Form 10-K for the year ended February 28, 2001;

•	Quarterly Reports on Form 10-Q for the quarters ended May 31, 2001, August 31, 2001 and November 30, 2001; and

•	Current Report on Form 8-K filed with the SEC on February 22, 2002.

You may request a copy of these filings and other filings made after the date of this proxy statement/prospectus, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing or calling Circuit City Stores at the following address:

Circuit City Stores, Inc.
9950 Mayland Drive
Richmond, Virginia 23233
Attention: Corporate Secretary
Telephone: (804) 527-4022

CarMax has filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933 with respect to the shares of CarMax, Inc. common stock being issued in the separation. This proxy statement/prospectus, which forms a part of the registration statement, does not contain all the information included in the registration statement and the exhibits to the registration statement, to which reference is hereby made. You should refer to the registration statement, including its exhibits and schedules, for further information about CarMax and the CarMax, Inc. common stock. You may obtain from the SEC a copy of the registration statement and exhibits that CarMax filed with the SEC when CarMax registered the CarMax, Inc. common stock.

You should rely only on the information contained in this document. Neither we nor CarMax has authorized anyone to provide you with information different from that contained in this document. The information contained in this document is accurate only as of the date of this document, regardless of the time of delivery of this document or any distribution of the CarMax, Inc. common stock described in this document. Please note that information included in our Website and in CarMax’s Website does not form a part of this document.

PROPOSALS BY SHAREHOLDERS FOR PRESENTATION AT THE
CIRCUIT CITY STORES, INC. 2003 ANNUAL MEETING

Section 1.3 of the Circuit City Stores bylaws provides that, in addition to other applicable requirements, for business to be properly brought before an annual meeting by a shareholder, the shareholder must give timely written notice to the secretary or an assistant secretary at Circuit City Stores’ principal office. That notice must be received:

•	on or after February 1st and before March 1st of the year in which the meeting will be held, if next clause is not applicable, or

•	not less than 90 days before the date of the meeting if the date for such meeting prescribed in the bylaws has been changed by more than 30 days.

The shareholder’s notice must set forth:

•	the name and address, as they appear on Circuit City Stores’ stock transfer books, of the shareholder,
•	the class and number of shares of stock of Circuit City Stores beneficially owned by the shareholder,

•
a representation that the shareholder is a shareholder of record at the time of the giving of the notice and intends to appear in person or by proxy at the meeting to present the business specified in the notice,

•	a brief description of the business desired to be brought before the meeting, including the complete text of any resolutions to be presented and the reasons for wanting to conduct such business, and

•	any interest that the shareholder may have in such business.

The proxies will have discretionary authority to vote on any matter that properly comes before the meeting if the shareholder has not provided timely written notice as required by the bylaws.

Proposals that any shareholder desires to have included in the proxy statement for the 2003 annual meeting of shareholders must be received by Circuit City Stores no later than January •, 2003.

By	Order of the Board of Directors

[LO	GO]

Mi	chael T. Chalifoux, Secretary

•, 2002

ANNEX A

AMENDMENT TO AMENDED AND RESTATED ARTICLES
OF INCORPORATION TO EFFECT THE CARMAX SEPARATION PROPOSAL
(Referenced as the CarMax Separation Amendment in this Proxy Statement/Prospectus)

Article V of the Amended and Restated Articles of Incorporation is hereby amended as follows:

FIRST, by adding at the end of paragraph B(5)(b)(i) the following:

At any time when the Separation Agreement dated as of •, 2002 (the “Separation Agreement”) between the Corporation and CarMax, Inc., a Virginia corporation (“CarMax, Inc.”), shall be in full force and effect and shall not have been amended or modified (other than by supplementation as provided therein), for all purposes of the preceding sentence, CarMax, Inc. shall be deemed to be a CarMax Group Subsidiary and shall be deemed to hold directly or indirectly all of the assets and liabilities attributed to the CarMax Group (and no other assets or liabilities of the Corporation or any subsidiary thereof).

SECOND, by adding at the end of the last sentence of paragraph B(5)(d)(vi), immediately before the period, the following:

; provided that at any time when the Separation Agreement shall be in full force and effect and shall not have been amended or modified other than by supplementation as provided therein), such notice may be given not less than 10 Trading Days prior to the Redemption Date

A-1

ANNEX B

AMENDMENT TO AMENDED AND RESTATED ARTICLES OF
INCORPORATION TO EFFECT THE CLEAN-UP AMENDMENT PROPOSAL
(Referenced as the Clean-Up Amendment in this Proxy Statement/Prospectus)

Article V of the Amended and Restated Articles of Incorporation is hereby amended to read, in its entirety, as follows:

ARTICLE V
COMMON STOCK

A.  General.    Certain relative rights of the Common Stock and the holders of the outstanding shares thereof are set forth below.

(1)
Dividends.    Subject to the provisions hereinabove set forth with respect to the Preferred Stock and to the provisions contained in the Articles of Serial Designation for any series of the Preferred Stock, the holders of outstanding shares of the Common Stock shall be entitled to receive dividends if, when and as declared by the Board of Directors out of funds legally available therefor.

(2)
Voting Rights.    The holders of outstanding shares of the Common Stock shall, to the exclusion of the holders of any other class of stock of the Corporation, have the sole and full power to vote for the election of directors and for all other purposes without limitation, except (i) as otherwise provided herein or in the Articles of Serial Designation as applicable to any series of the Preferred Stock, and (ii) as may be required by law. The holders of outstanding shares of the Common Stock shall be entitled to one vote on each matter to be voted upon by the stockholders for each share of the Common Stock which they hold.

B.  Redesignation of Existing Common Stock.    As of the effective date of the Articles of Amendment pursuant to which this Section B is added to those Amended and Restated Articles of Incorporation, and without any further action on the part of the Corporation or its shareholders, each share of the Common Stock immediately theretofore designated Circuit City Stock shall automatically be redesignated, changed and converted into one share of Common Stock.

B-1

ANNEX C

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
FOR CARMAX, INC.

The following unaudited pro forma consolidated balance sheet as of November 30, 2001 gives effect to:

•
the special dividend of $[28,400,000] to be paid on the separation date to Circuit City Stores by CarMax in recognition of Circuit City Stores’ continuing contingent liability on 23 leases assigned by Circuit City Stores to a subsidiary of CarMax, see page 12 for additional information regarding the special dividend,

•	expected new financing arrangements for CarMax, and

•	the payment of certain costs and expenses incurred by CarMax in connection with the CarMax Separation.

The unaudited pro forma consolidated balance sheet assumes that such transactions had been consummated as of November 30, 2001.

The following unaudited pro forma consolidated statements of earnings for the nine months ended November 30, 2001, and the year ended February 28, 2001, give effect to:

•	changes in interest expense as a result of expected new financing arrangements for CarMax, and

•
an expected 10% mark-up for general and administrative costs and shared services that are currently allocated at cost to CarMax, Inc. from Circuit City Stores, which may not be the same services to be provided by Circuit City Stores to CarMax after the separation. See the summary of the transition services agreement on page 79 for continued services to be provided to CarMax, Inc. by Circuit City Stores.

The unaudited pro forma consolidated statements of earnings assume that such transactions had been consummated at the beginning of the periods presented. No pro forma adjustments were made for changes in the future level of general and administrative expenses to be incurred by CarMax, Inc.

No pro forma adjustments have been made in the unaudited pro forma consolidated statements of earnings for nonrecurring charges associated with the CarMax Separation, except for the 10% mark-up for general and administrative costs and shared services referred to above. Adjustments for the special dividend and certain costs and expenses incurred in connection with the CarMax Separation are reflected in the unaudited pro forma consolidated balance sheet.

Following the CarMax Separation, CarMax Inc. will account for its assets and liabilities based on historical values at which they are carried by Circuit City Stores immediately before the CarMax Separation.

The pro forma adjustments in the following unaudited pro forma consolidated financial statements are based on available information and certain assumptions that management believes are reasonable and are described in the accompanying notes. The unaudited pro forma consolidated financial statements do not necessarily represent CarMax, Inc.’s financial position or results of operations had the transactions occurred at such dates or project CarMax, Inc.’s financial position or results of operations for any future date or period. A number of factors may affect CarMax, Inc.’s results. See “Special Note Regarding Forward-Looking Statements” on page 118 of the proxy statement/prospectus. In the opinion of management, all adjustments necessary to present fairly the unaudited pro forma consolidated financial statements have been made. The unaudited pro forma consolidated financial statements should be read in conjunction with the historical consolidated financial statements of CarMax, Inc., including the notes thereto, included in Annex D.

CARMAX, INC.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As of November 30, 2001

	CarMax, Inc. Historical	Separation Adjustments		CarMax, Inc. Pro Forma
	(Amounts in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$10,014	$18,653	(A)	$28,667
Net accounts receivable	168,198	—		168,198
Inventory	351,010	—		351,010
Prepaid expenses and other current assets	2,059	—		2,059

Total current assets	531,281	18,653		549,934
Property and equipment, net	107,535	—		107,535
Other assets	23,066	—		23,066

TOTAL ASSETS	$661,882	$18,653		$680,535

LIABILITIES AND EQUITY
Current liabilities:
Current installments of long-term debt	$43,038	$(43,038	)(A)	$—
Accounts payable	93,219	—		93,219
Short-term debt	1,083	(1,083	)(A)	—
Accrued expenses and other current liabilities	24,360	—		24,360
Deferred income taxes	19,839	—		19,839

Total current liabilities	181,539	(44,121)		137,418
Long-term debt, excluding current installments	826	99,174	(A)	100,000
Deferred revenue and other liabilities	7,806	—		7,806
Deferred income taxes	3,713	—		3,713

TOTAL LIABILITIES	193,884	55,053		248,937
Equity	467,998	(36,400	)(B)	431,598

TOTAL LIABILITIES AND EQUITY	$661,882	$18,653		$680,535

See accompanying notes to unaudited pro forma consolidated balance sheet.

CARMAX, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

(A)
Reflects the effect of an expected new multi-year, $200,000,000 credit agreement secured by vehicle inventory. Although this credit agreement will allow CarMax, Inc. to borrow up to $200,000,000, CarMax expects to borrow approximately $100,000,000 at closing. When CarMax, Inc. borrows this $100,000,000, it will pay:

•
$44,947,000 to Circuit City Stores for the repayment of debt that was previously allocated to CarMax from Circuit City Stores. This amount is made up of $43,038,000 of current installments of long-term debt, $1,083,000 of short-term debt and $826,000 of long-term debt, excluding current installments.

•
the special dividend of $[28,400,000] to be paid on the separation date to Circuit City Stores by CarMax in recognition of Circuit City Stores’ continuing contingent liability on 23 leases assigned by Circuit City Stores to a subsidiary of CarMax. See page 12 for additional information regarding the special dividend, and

•	approximately $8,000,000 in separation costs for services of attorneys and financial advisors and expenses, including filing fees.

The remaining debt proceeds of $18,653,000 will remain in cash to fund operations.

The $18,653,000 net increase in cash and cash equivalents is made up of the following:

Cash received from new credit agreement	$100,000,000
Repayment of Circuit City Stores allocated debt	(44,947,000)
Payment of special dividend	(28,400,000)
Payment of separation costs	(8,000,000)

Net increase in cash and cash equivalents	$18,653,000

The $99,174,000 net increase in long-term debt, excluding current installments, reflects the increase of $100,000,000 for the new credit agreement offset by an $826,000 repayment of long-term debt previously allocated to CarMax, Inc. from Circuit City Stores.

(B)	Reflects the $[28,400,000] special dividend above and estimated expenses of $8,000,000 to be incurred in connection with the separation.

CARMAX, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

Nine Months Ended November 30, 2001

	CarMax, Inc. Historical	Separation Adjustments		CarMax, Inc. Pro Forma
	(Amounts in thousands except per share data)
Net sales and operating revenues	$2,422,507	$—		$2,422,507
Cost of sales	2,118,995	—		2,118,995

Gross profit	303,512	—		303,512

Selling, general and administrative expenses	182,027	212	(A)	182,239
Interest expense	4,701	2,327	(B)	7,028

Total expenses	186,728	2,539		189,267

Earnings before income taxes	116,784	(2,539)		114,245
Provision for income taxes	44,378	(965	)(C)	43,413

Net earnings	$72,406	$(1,574)		$70,832

Weighted average common shares:
Basic				101,881

Diluted				103,862

Net earnings per share:
Basic				$0.70

Diluted				$0.68

See accompanying notes to unaudited pro forma consolidated statements of earnings.

CARMAX, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

Year Ended February 28, 2001

	CarMax, Inc. Historical	Separation Adjustments		CarMax, Inc. Pro Forma
	(Amounts in thousands except per share data)
Net sales and operating revenues	$2,500,991	$—		$2,500,991
Cost of sales	2,171,232	—		2,171,232

Gross profit	329,759	—		329,759

Selling, general and administrative expenses	244,167	399	(A)	244,566
Interest expense	12,110	3,921	(B)	16,031

Total expenses	256,277	4,320		260,597

Earnings before income taxes	73,482	(4,320)		69,162
Provision for income taxes	27,918	(1,642	)(C)	26,276

Net earnings	$45,564	$(2,678)		$42,886

Weighted average common shares:
Basic				100,994

Diluted				102,420

Net earnings per share:
Basic				$0.42

Diluted				$0.42

See accompanying notes to unaudited pro forma consolidated statements of earnings.

CARMAX, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF EARNINGS

(A)
Reflects an expected 10% mark-up for general and administrative costs and shared services that are currently allocated at cost to CarMax, Inc. from Circuit City Stores, which may not be the same services to be provided by Circuit City Stores to CarMax after the separation. Costs historically allocated at cost to CarMax, Inc. were approximately $2,121,000 for the nine months ended November 30, 2001 and $3,985,000 for the year ended February 28, 2001. See the summary of the transition services agreement on page 79 for continued services to be provided to CarMax, Inc. by Circuit City Stores.

(B)
Reflects additional interest expense based on the expected new multi-year, $200,000,000 credit agreement secured by vehicle inventory. Pro forma interest costs have been calculated based on pro forma average levels of debt for the nine months ended November 30, 2001 and for the year ended February 28, 2001. Some of the proceeds from the new credit agreement are expected to be used to repay Circuit City Stores for debt that was previously allocated to CarMax, to pay a special dividend of $[28,400,000] to Circuit City Stores in recognition of their continuing contingent liability on certain leases and separation costs for services of attorneys and financial advisors and expenses, including filing fees.

The pro forma average interest rate for the expected credit agreement was approximately 5.2% for the nine months ended November 30, 2001 and 7.9% for the year ended February 28, 2001. Both rates are the average LIBOR rate for the period plus 150 basis points, the expected interest rate of the new agreement. A  1/8 percentage point change in the assumed financing rate would have changed annualized interest expense in fiscal 2001 by approximately $254,000.

(C)	Reflects the income tax effects of adjustments (A) and (B).

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS  FOR CIRCUIT CITY STORES, INC.

The following unaudited pro forma consolidated balance sheet as of November 30, 2001 gives effect to the separation of CarMax, which we will account for as a discontinued operation, the special dividend of $[28,400,000] to be paid on the separation date to Circuit City Stores by CarMax, Inc. in recognition of Circuit City Stores’ continuing contingent liability on 23 leases assigned by Circuit City Stores to a subsidiary of CarMax and the distribution of CarMax, Inc. common stock to the holders of Circuit City Group Common Stock and CarMax Group Common Stock. See page 12 for further information. The unaudited pro forma consolidated balance sheet assumes that such transactions had been consummated as of November 30, 2001.

The following unaudited pro forma consolidated statements of earnings for the nine months ended November 30, 2001, and the year ended February 28, 2001, give effect to:

•	the separation of CarMax, which we will account for as a discontinued operation, and

•
an expected 10% mark-up for general and administrative costs and shared services that are currently allocated at cost to CarMax, Inc. from Circuit City Stores, which may not be the same services to be provided by Circuit City Stores to CarMax after the separation. See the summary of the transition services agreement on page 79 for continued services to be provided to CarMax, Inc. by Circuit City Stores.

The unaudited pro forma consolidated statements of earnings assume that such transactions had been consummated at the beginning of the periods presented. No pro forma adjustments were made for changes in the future level of general and administrative expenses to be incurred by Circuit City Stores for services provided to CarMax.

Pro forma weighted average shares and net earnings (loss) per share amounts do not give effect to the change in the outstanding Circuit City Stores restricted stock and stock options as a result of the separation. The modifications to exercise prices and shares for restricted stock and stock options will not be determined until the distribution date. See page 38 for a description of how the Circuit City Stores stock options and restricted stock will be modified at the distribution date.

No pro forma adjustments have been made for changes in the future level of general and administrative expenses to be incurred by Circuit City Stores, except for the 10% mark-up for general and administrative costs and shared services referred to above. See the summary of the transition services agreement on page 79 for continued services to be provided to CarMax, Inc. from Circuit City Stores. Future general and administrative expenses are expected to continue at approximately the same level as previously.

No pro forma adjustments have been made in the unaudited pro forma consolidated statements of earnings for nonrecurring charges associated with the separation. An adjustment for the special dividend is reflected in the unaudited pro forma consolidated balance sheet.

The pro forma adjustments included in the following unaudited pro forma consolidated financial statements are based on available information and certain assumptions that management believes are reasonable and are described in the accompanying notes. The unaudited pro forma consolidated financial statements do not necessarily represent Circuit City Stores’ financial position or results of operations had the transactions occurred at such dates or project Circuit City Stores’ financial position or results of operations for any future date or period. A number of factors may affect Circuit City Stores’ results. See “Special Note Regarding Forward-Looking Statements” on page 118 of the proxy statement/prospectus. In the opinion of management, all adjustments necessary to present fairly the unaudited pro forma consolidated financial statements have been made. The unaudited pro forma consolidated financial statements should be read in conjunction with the historical consolidated financial statements of Circuit City Stores, including the notes thereto, included in Annex E.

CIRCUIT CITY STORES, INC.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As of November 30, 2001
	Circuit City Stores Historical	Discontinued Operations Adjustments		Circuit City Stores Pro Forma Before Separation Adjustments	Separation Adjustments		Circuit City Stores Pro Forma
	(Amounts in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$709,914	$(10,014	)(A)	$699,900	$28,400	(B)	$728,300
Net accounts receivable	700,713	(168,198	)(A)	532,515	—		532,515
Inventory	2,500,678	(351,010	)(A)	2,149,668	—		2,149,668
Prepaid expenses and other current assets	66,082	(2,059	)(A)	64,023	—		64,023

Total current assets	3,977,387	(531,281)		3,446,106	28,400		3,474,506
Net investment in discontinued operations	—	512,945	(A)	512,945	(512,945	)(D)	—
Property and equipment, net	861,059	(107,535	)(A)	753,524	—		753,524
Other assets	33,227	(23,066	)(A)	10,161	—		10,161

TOTAL ASSETS	$4,871,673	$(148,937)		$4,722,736	$(484,545)		$4,238,191

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current installments of long-term debt	$102,469	$—		$102,469	$(43,038	)(C)	$59,431
Accounts payable	1,765,244	(93,219	)(A)	1,672,025	—		1,672,025
Short-term debt	2,591	—		2,591	(1,083	)(C)	1,508
Accrued expenses and other current liabilities	177,432	(24,360	)(A)	153,072	—		153,072
Deferred income taxes	142,045	(19,839	)(A)	122,206	—		122,206

Total current liabilities	2,189,781	(137,418)		2,052,363	(44,121)		2,008,242
Long-term debt, excluding current installments	15,212	—		15,212	(826	)(C)	14,386
Deferred revenue and other liabilities	88,493	(7,806	)(A)	80,687	—		80,687
Deferred income taxes	9,194	(3,713	)(A)	5,481	—		5,481

TOTAL LIABILITIES	2,302,680	(148,937)		2,153,743	(44,947)		2,108,796
Total stockholders’ equity	2,568,993	—		2,568,993	(439,598	)(E)	2,129,395

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$4,871,673	$(148,937)		$4,722,736	$(484,545)		$4,238,191

See accompanying notes to unaudited pro forma consolidated balance sheet.

CIRCUIT CITY STORES, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

(A)
Reflects the reclassification of all assets and liabilities of the businesses of CarMax, Inc. to discontinued operations. The measurement date for discontinued operations purposes will be on or about the time of the separation.

(B)
Reflects the effects of the special dividend of $[28,400,000] to be paid on the separation date to Circuit City Stores by CarMax, Inc. in recognition of Circuit City Stores’ continuing contingent liability on 23 leases assigned by Circuit City Stores to a subsidiary of CarMax. See page 12 for additional information regarding the special dividend.

(C)
Reflects debt that was previously allocated to CarMax, Inc. At the time of the separation, CarMax, Inc. will have entered into its own multi-year, $200,000,000 credit agreement secured by vehicle inventory. With some of the proceeds of this facility CarMax will repay Circuit City Stores for debt that was previously allocated to CarMax. Circuit City Stores will in turn pay down its outstanding debt for the same amount. This amount is made up of $43,038,000 of current installments of long-term debt, $1,083,000 of short-term debt and $826,000 of long-term debt, excluding current installments.

(D)	Reflects the removal of the net investment in discontinued operations as a result of the separation.

(E)	Reflects the distribution of CarMax, Inc. common stock to the shareholders.

CIRCUIT CITY STORES, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

Nine Months Ended November 30, 2001

	Circuit City Stores Historical	Discontinued Operations Adjustments		Circuit City Stores Pro Forma Before Separation Adjustments	Separation Adjustments		Circuit City Stores Pro Forma
	(Amounts in thousands except per share data)
Net sales and operating revenues	$8,620,621	$(2,422,507	)(A)	$6,198,114	$—		$6,198,114
Cost of sales, buying and warehousing	6,807,021	(2,118,995	)(A)	4,688,026	—		4,688,026

Gross profit	1,813,600	(303,512)		1,510,088	—		1,510,088

Selling, general and administrative expenses	1,712,510	(182,027	)(A)	1,530,483	(212	)(B)	1,530,271
Interest expense	5,120	(4,701	)(A)	419	—		419

Total expenses	1,717,630	(186,728)		1,530,902	(212)		1,530,690

Earnings (loss) before income taxes	95,970	(116,784)		(20,814)	212		(20,602)
Income tax provision (benefit)	36,465	(44,378	)(A)	(7,913)	81	(C)	(7,832)

Net earnings (loss)	$59,505	$(72,406)		$(12,901)	$131		$(12,770)

Net earnings (loss) attributed to:
Circuit City Group Common Stock	$38,091

CarMax Group Common Stock	$21,414

Circuit City common stock							$(12,770)

Weighted average common shares:
Circuit City group:
Basic	205,278

Diluted	206,350

CarMax group:
Basic	30,681

Diluted	32,661

Circuit City:
Basic							205,278

Diluted							206,350

Net earnings (loss) per share attributed to:
Circuit City Group Common Stock:
Basic	$0.19

Diluted	$0.18

CarMax Group Common Stock:
Basic	$0.70

Diluted	$0.66

Circuit City common stock:
Basic							$(0.06)

Diluted							$(0.06)

See accompanying notes to unaudited pro forma consolidated statements of earnings.

CIRCUIT CITY STORES, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

Year Ended February 28, 2001

	Circuit City Stores Historical	Discontinued Operations Adjustments		Circuit City Stores Pro Forma Before Separation Adjustments	Separation Adjustments		Circuit City Stores Pro Forma
	(Amounts in thousands except per share data)
Net sales and operating revenues	$12,959,028	$(2,500,991	)(A)	$10,458,037	$—		$10,458,037
Cost of sales, buying and warehousing	10,135,380	(2,171,232	)(A)	7,964,148	—		7,964,148
Appliance exit costs	28,326	—		28,326	—		28,326

Gross profit	2,795,322	(329,759)		2,465,563	—		2,465,563

Selling, general and administrative expenses	2,514,912	(244,167	)(A)	2,270,745	(399	)(B)	2,270,346
Appliance exit costs	1,670	—		1,670	—		1,670
Interest expense	19,383	(12,110	)(A)	7,273	—		7,273

Total expenses	2,535,965	(256,277)		2,279,688	(399)		2,279,289

Earnings before income taxes	259,357	(73,482)		185,875	399		186,274
Income tax provision	98,555	(27,918	)(A)	70,637	152	(C)	70,789

Net earnings	$160,802	$(45,564)		$115,238	$247		$115,485

Net earnings attributed to:
Circuit City Group Common Stock	$149,247

CarMax Group Common Stock	$11,555

Circuit City common stock							$115,485

Weighted average common shares:
Circuit City Group:
Basic	203,774

Diluted	205,830

CarMax Group:
Basic	25,554

Diluted	26,980

Circuit City:
Basic							203,774

Diluted							205,830

Net earnings per share attributed to:
Circuit City Group Common Stock:
Basic	$0.73

Diluted	$0.73

CarMax Group Common Stock:
Basic	$0.45

Diluted	$0.43

Circuit City common stock:
Basic							$0.57

Diluted							$0.56

See accompanying notes to unaudited pro forma consolidated statements of earnings.

CIRCUIT CITY STORES, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF EARNINGS

(A)
Reflects the reclassification of all revenues and expenses of the businesses of CarMax, Inc. to discontinued operations. The measurement date for discontinued operations purposes will be on or about the time of the separation.

(B)
Reflects an expected 10% mark-up for general and administrative costs and shared services that are currently allocated at cost to CarMax, Inc. from Circuit City Stores, which may not be the same services to be provided by Circuit City Stores to CarMax after the separation. Costs historically allocated to CarMax, Inc. were approximately $2,121,000 for the nine months ended November 30, 2001 and $3,985,000 for the year ended February 28, 2001. See the summary of the transition services agreement on page 79 for continued services to be provided to CarMax, Inc. by Circuit City Stores.

(C)	Reflects the income tax effects of adjustment (B).

ANNEX D

CARMAX, INC. HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS

INDEX FOR ANNEX D

CARMAX, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended February 28 or 29
	2001	2000	1999
	(Amounts in thousands)
Net sales and operating revenues	$2,500,991	$2,014,984	$1,466,298
Cost of sales	2,171,232	1,774,619	1,294,032

Gross profit	329,759	240,365	172,266

Selling, general and administrative expenses [Notes 1 and 10]	244,167	228,200	204,422
Interest expense [Notes 1 and 5]	12,110	10,362	6,393

Total expenses	256,277	238,562	210,815

Earnings (loss) before income taxes	73,482	1,803	(38,549)
Income tax provision (benefit) [Notes 1 and 6]	27,918	685	(15,035)

Net earnings (loss)	$45,564	$1,118	$(23,514)

See accompanying notes to consolidated financial statements.

CARMAX, INC.

CONSOLIDATED BALANCE SHEETS

	At February 28 or 29
	2001	2000
	(Amounts in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$8,802	$9,981
Net accounts receivable [Note 11]	134,662	129,253
Inventory	347,137	283,592
Prepaid expenses and other current assets	2,306	2,844

Total current assets	492,907	425,670
Property and equipment, net [Notes 4 and 5]	192,158	211,856
Other assets	25,888	37,969

TOTAL ASSETS	$710,953	$675,495

LIABILITIES AND EQUITY
Current liabilities:
Current installments of long-term debt [Note 5]	$108,151	$91,609
Accounts payable	82,483	75,959
Short-term debt [Note 5]	987	1,552
Accrued expenses and other current liabilities	16,154	19,856
Deferred income taxes [Note 6]	18,162	7,147

Total current liabilities	225,937	196,123
Long-term debt, excluding current installments [Note 5]	83,057	121,257
Deferred revenue and other liabilities	6,836	7,249
Deferred income taxes [Note 6]	3,620	5,877

TOTAL LIABILITIES	319,450	330,506
Equity	391,503	344,989

Commitments and contingent liabilities [Notes 1, 8, 9, 11, 12 and 13]
TOTAL LIABILITIES AND EQUITY	$710,953	$675,495

See accompanying notes to consolidated financial statements.

CARMAX, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended February 28 or 29
	2001	2000	1999
	(Amounts in thousands)
OPERATING ACTIVITIES:
Net earnings (loss)	$45,564	$1,118	$(23,514)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	18,116	15,241	10,003
Write-down of assets and lease termination costs [Note 10]	8,677	4,755	—
Loss (gain) on disposition of property and equipment	415	(820)	—
Provision for deferred income taxes	8,758	1,225	11,284
Changes in operating assets and liabilities, net of effects from business acquisitions:
(Decrease) increase in deferred revenue and other liabilities	(413)	2,234	(251)
Increase in net accounts receivable	(5,409)	(31,889)	(36,498)
Increase in inventory	(62,745)	(39,909)	(81,490)
Decrease (increase) in prepaid expenses and other current assets	538	(2,224)	25,714
Decrease (increase) in other assets	424	1,255	(809)
Increase in accounts payable, accrued expenses and other current liabilities	3,881	25,016	15,229

Net cash provided by (used in) operating activities	17,806	(23,998)	(80,332)

INVESTING ACTIVITIES:
Cash used in business acquisitions [Note 3]	(1,325)	(34,849)	(41,562)
Purchases of property and equipment	(10,834)	(45,395)	(138,299)
Proceeds from sales of property and equipment	15,506	25,340	139,332

Net cash provided by (used in) investing activities	3,347	(54,904)	(40,529)

FINANCING ACTIVITIES:
(Decrease) increase in allocated short-term debt, net	(565)	(3,053)	1,220
(Decrease) increase in allocated long-term debt, net	(21,658)	71,896	108,584
Equity transactions with parent, net	(109)	2,361	2,324

Net cash (used in) provided by financing activities	(22,332)	71,204	112,128

Decrease in cash and cash equivalents	(1,179)	(7,698)	(8,733)
Cash and cash equivalents at beginning of year	9,981	17,679	26,412

Cash and cash equivalents at end of year	$8,802	$9,981	$17,679

See accompanying notes to consolidated financial statements.

CARMAX, INC.

CONSOLIDATED STATEMENTS OF EQUITY
(Amounts in thousands)

Balance at March 1, 1998	$359,946
Net loss	(23,514)
Equity transactions with parent, net	3,983

Balance at February 28, 1999	340,415
Net earnings	1,118
Equity transactions with parent, net	3,456

Balance at February 29, 2000	344,989
Net earnings	45,564
Equity transactions with parent, net	950

Balance at February 28, 2001	$391,503

See accompanying notes to consolidated financial statements.

CARMAX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Basis of Presentation

On February 22, 2002, Circuit City Stores announced that its board of directors had authorized management to initiate a process that would separate the CarMax auto superstore business from the rest of Circuit City Stores. As a result of the separation, all of the businesses, assets and liabilities of the CarMax group would be held in CarMax, Inc. (presently a wholly owned subsidiary of Circuit City Stores), which, following the separation, would be an independent separately traded public company. These consolidated financial statements are presented as if CarMax, Inc. existed as an entity separate from the remaining businesses of Circuit City Stores during the periods presented.

Circuit City Stores has contributed to CarMax, Inc. all of the subsidiaries, assets and liabilities that constituted the CarMax group. CarMax, Inc. includes the same businesses, assets and liabilities the financial performance of which was intended to be reflected by the CarMax Group Common Stock. The assets of CarMax, Inc. will be accounted for at the historical values carried by Circuit City Stores prior to the separation.

The accompanying consolidated financial statements include the historical operations of certain subsidiaries of Circuit City Stores. Accordingly, Circuit City Stores’ net investment in CarMax is shown as equity on the accompanying consolidated financial statements. Equity transactions with parent reflect amounts allocated to CarMax based on equity transactions of the CarMax Group Common Stock.

In conjunction with the separation, all outstanding CarMax group stock options and restricted stock will be replaced with CarMax, Inc. stock options and restricted stock with the same terms and conditions, exercise price and restrictions as the CarMax group stock options and restricted stock they replace.

CarMax’s financial statements reflect the application of the management and allocation policies adopted by Circuit City Stores’ board of directors. These policies may be modified or rescinded, or new policies may be adopted, at the sole discretion of the board of directors, although the board of directors has no present plans to do so. These management and allocation policies include the following:

(A)  Financial Activities:

Most financial activities are managed by Circuit City Stores on a centralized basis. Such financial activities include the investment of surplus cash and the issuance and repayment of short-term and long-term debt. Allocated invested surplus cash of CarMax consists of (i) Circuit City Stores cash equivalents, if any, that have been allocated in their entirety to CarMax and (ii) a portion of Circuit City Stores’ cash equivalents, if any, that are allocated to CarMax. Allocated debt of CarMax consists of (i) Circuit City Stores’ debt, if any, that has been allocated in its entirety to CarMax and (ii) a portion of Circuit City Stores’ debt that has been allocated to CarMax. The pooled debt bears interest at a rate based on the average pooled debt balance. Expenses related to increases in pooled debt are reflected in the weighted average interest rate of such pooled debt.

(B)  Corporate General And Administrative Costs:

Corporate general and administrative costs and other shared services generally have been allocated to CarMax based upon utilization of such services. Where determinations based on utilization alone have been impractical, other methods and criteria are used that management believes are equitable and provide a reasonable estimate of the costs attributable to CarMax. Costs allocated to CarMax totaled approximately $4.0 million for fiscal 2001, $5.6 million for fiscal 2000 and $7.5 million for fiscal 1999.

In connection with the separation, Circuit City Stores and CarMax, Inc. will enter into a transition services agreement. Under this agreement, Circuit City Stores will provide to CarMax services for payroll, human resources, benefits administration, relocation and purchasing of television advertising, car stereo installation and displays, security, cafeteria services, telecommunications, computer center support, special technical services and administrative services. These services are divided into three different categories, each category with an initial term of six months to 2 years with two renewal options. CarMax will pay Circuit City Stores the allocable portion of all direct and indirect costs for providing these services plus an expected 10% mark-up.

CARMAX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(C)  Income Taxes:

CarMax is included in the consolidated federal income tax return and in certain state tax returns filed by Circuit City Stores. Accordingly, the financial statement provision and the related tax payments or refunds are reflected in the financial statements in accordance with the Circuit City Stores’ tax allocation policy. In general, this policy provides that the consolidated tax provision and related tax payments or refunds are allocated to CarMax based principally upon the financial income, taxable income, credits and other amounts directly related to these items. Tax benefits that cannot be used by CarMax, but can be utilized by Circuit City Stores on a consolidated basis, are allocated to the business that generated such benefits. As a result, the allocated amounts of taxes payable or refundable are not necessarily comparable to those that would have resulted if CarMax had filed separate tax returns.

In connection with the separation, Circuit City Stores and CarMax, Inc. will enter into a tax allocation agreement that will govern Circuit City Stores’ and CarMax’s respective rights, responsibilities, and obligations after the separation with respect to taxes for the periods ending on or before the separation, which will remain in effect following the separation. Generally, the tax allocation agreement provides that pre-separation taxes that are attributable to the business of one party will be borne solely by that party.

2.    Summary of Significant Accounting Policies

(A)  Cash and Cash Equivalents:

CarMax had no cash equivalents at February 28, 2001. Cash equivalents of $1,770,000 at February 29, 2000, consist of highly liquid debt securities with original maturities of three months or less.

(B)  Transfers and Servicing of Financial Assets:

For transfers of financial assets that qualify as sales, CarMax may retain interest-only strips, one or more subordinated tranches, residual interests in a securitization trust, servicing rights and a cash reserve account, all of which are retained interests in the securitized receivables. These retained interests are measured based on the fair value at the date of transfer. CarMax determines fair value based on the present value of future expected cash flows using management’s best estimates of the key assumptions such as finance charge income, default rates, prepayment rates and discount rates appropriate for the type of asset and risk. Retained interests are included in net accounts receivable and are carried at fair value with changes in fair value reflected in earnings.

(C)  Fair Value of Financial Instruments:

Circuit City Stores enters into financial instruments on behalf of CarMax. The carrying value of these financial instruments, excluding interest rate swaps held for hedging purposes, approximates fair value and is allocated to CarMax. Credit risk is the exposure created by the potential nonperformance of another material party to an agreement because of changes in economic, industry or geographic factors. Circuit City Stores mitigates credit risk by dealing only with counterparties that are highly rated by several financial rating agencies. Accordingly, Circuit City Stores does not anticipate material loss for nonperformance. Circuit City Stores broadly diversifies all financial instruments along industry, product and geographic areas.

(D)  Inventory:

Inventory is stated at the lower of cost or market. Vehicle inventory cost is determined by specific identification. Parts and labor used to recondition vehicles, as well as transportation and other incremental expenses associated with acquiring vehicles, are included in inventory.

CARMAX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(E)  Property and Equipment:

Property and equipment is stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the assets’ estimated useful lives.

(F)  Computer Software Costs:

CarMax accounts for computer software costs in accordance with the American Institute of Certified Public Accountants Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Once the capitalization criteria of SOP 98-1 have been met, external direct costs of materials and services used in the development of internal-use software and payroll and payroll-related costs for employees directly involved in the development of internal-use software are capitalized. Amounts capitalized are amortized on a straight-line basis over a period of three to five years.

(G)  Intangible Assets:

Amounts paid for acquired businesses in excess of the fair value of the net tangible assets acquired are recorded as goodwill, which is amortized on a straight-line basis over 15 years, and covenants not to compete, which are amortized on a straight-line basis over the life of the covenant not to exceed five years. Both goodwill and covenants not to compete are included in other assets on the accompanying CarMax balance sheets. The carrying values of intangible assets are periodically reviewed by CarMax and impairments are recognized when the expected future undiscounted operating cash flows expected from such intangible assets are less than the carrying values.

(H)  Pre-Opening Expenses:

Effective March 1, 1999, CarMax adopted SOP 98-5, “Reporting on the Costs of Start-Up Activities.” SOP 98-5 requires costs of start-up activities, including organization and pre-opening costs, to be expensed as incurred. Prior to fiscal 2000, CarMax capitalized pre-opening costs for new store locations. Beginning in the month after the store opened for business, the pre-opening costs were amortized over the remainder of the fiscal year.

(I)  Income Taxes:

Income taxes are accounted for in accordance with SFAS No. 109, “Accounting for Income Taxes.” Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes, measured by applying currently enacted tax laws. A deferred tax asset is recognized if it is more likely than not that a benefit will be realized.

(J)  Revenue Recognition:

CarMax recognizes revenue when the earnings process is complete, generally at either the time of sale to a customer or upon delivery to a customer.

(K)  Deferred Revenue:

CarMax sells service contracts on behalf of unrelated third parties and, prior to July 1997, sold its own contracts at one location where third-party sales were not permitted. Contracts usually have terms of coverage between 12 and 72 months. Commission revenue for the unrelated third-party service contracts is recognized at the time of sale, because the third parties are the primary obligors under these contracts. Inasmuch as CarMax is

CARMAX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the primary obligor on its own contracts, all revenue from the sale of these contracts was deferred and amortized over the life of the contracts consistent with the pattern of repair experience of the industry. Incremental direct costs related to the sale of contracts were deferred and charged to expense in proportion to the revenue recognized.

(L)  Selling, General and Administrative Expenses:

Operating profits generated by CarMax’s finance operation are recorded as a reduction to selling, general and administrative expenses.

(M)  Advertising Expenses:

All advertising costs are expensed by CarMax as incurred.

(N)  Stock-Based Compensation:

CarMax accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, “Accounting For Stock Issued to Employees,” and provides the pro forma disclosures of SFAS No. 123, “Accounting for Stock-Based Compensation.”

(O)  Derivative Financial Instruments:

Circuit City Stores, on behalf of CarMax, enters into interest rate swap agreements to manage exposure to interest rates and to more closely match funding costs to the use of funding. Swaps entered into by a seller as part of a sale of financial assets are considered proceeds at fair value in the determination of the gain or loss on the sale. If such a swap were to be terminated, the impact on the fair value of the financial asset created by the sale of the related receivables would be estimated and included in CarMax’s earnings.

(P)  Risks and Uncertainties:

CarMax is a used- and new-car retail business. The diversity of CarMax customers and suppliers reduces the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition or sources of supply. However, because of CarMax’s limited overall size, unanticipated events may have a negative impact on CarMax.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(Q)  Reclassifications:

Certain amounts in prior years have been reclassified to conform to classifications adopted in fiscal 2001.

3.    Business Acquisitions

CarMax acquired the franchise rights and the related assets of one new-car dealership for an aggregate cost of $1.3 million in fiscal 2001, five new-car dealerships for an aggregate cost of $34.8 million in fiscal 2000 and four new-car dealerships for an aggregate cost of $49.6 million in fiscal year 1999. These acquisitions were

CARMAX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

financed through available cash resources, including allocated debt and, in fiscal 1999, the issuance of two promissory notes aggregating $8.0 million. Costs in excess of the fair value of the net tangible assets acquired (primarily inventory) have been recorded as goodwill and covenants not to compete. These acquisitions were accounted for under the purchase method and the results of the operations of each acquired franchise were included in the accompanying CarMax financial statements since the dates of acquisition. Unaudited pro forma information related to these acquisitions is not included because the impact of these acquisitions on the accompanying CarMax financial statements is not material.

4.    Property and Equipment

Property and equipment, at cost, at February 28 or 29 is summarized as follows:

	2001	2000
	(Amounts in thousands)
Land and buildings (20 to 25 years)	$101,382	$81,885
Land held for sale	27,971	41,850
Land held for development	4,285	17,697
Construction in progress	14,324	18,010
Furniture, fixtures and equipment (3 to 8 years)	64,866	60,225
Leasehold improvements (10 to 15 years)	21,196	19,902

	234,024	239,569
Less accumulated depreciation	41,866	27,713

Property and equipment, net	$192,158	$211,856

Land held for development is land owned for future sites that are scheduled to open more than one year beyond the fiscal year reported.

5.    Debt

As discussed in Note 1, CarMax is allocated debt from Circuit City Stores. At February 28, 2001, CarMax was allocated $191.2 million of long-term debt and $1.0 million of short-term debt. At February 29, 2000, CarMax was allocated $212.9 million of long-term debt and $1.6 million short-term debt. Long-term debt of Circuit City Stores at February 28 or 29 is summarized as follows:

	2001	2000
	(Amounts in thousands)
Term loans	$230,000	$405,000
Industrial Development Revenue Bonds due through 2006 at various prime-based rates of interest ranging from 5.5% to 6.7%	4,400	5,419
Obligations under capital leases	12,049	12,416
Note payable	2,076	3,750

Total long-term debt	248,525	426,585
Less current installments	132,388	177,344

Long-term debt, excluding current installments	116,137	249,241

Portion of long-term debt allocated to CarMax	$191,208	$212,866

CARMAX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In July 1994, Circuit City Stores entered into a seven-year, $100,000,000 unsecured bank term loan. The loan was restructured in August 1996 as a $100,000,000, six-year unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.40 percent. At February 28, 2001, the interest rate on the term loan was 5.97 percent.

In May 1995, Circuit City Stores entered into a five-year, $175,000,000 unsecured bank term loan. As scheduled, Circuit City Stores used existing working capital to repay this term loan in May 2000.

In June 1996, Circuit City Stores entered into a five-year, $130,000,000 unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.35 percent. At February 28, 2001, the interest rate on the term loan was 5.73 percent. This term loan is due in June 2001 and was classified as a current liability at February 28, 2001. Although Circuit City Stores has the ability to refinance this loan, it intends to repay the debt using existing working capital.

Circuit City Stores maintains a multi-year, $150,000,000 unsecured revolving credit agreement with four banks. The agreement calls for interest based on both committed rates and money market rates and a commitment fee of 0.18 percent per annum. The agreement was entered into as of August 31, 1996, and terminates August 31, 2002. No amounts were outstanding under the revolving credit agreement at February 28, 2001, or February 29, 2000.

Note payable constitutes a four-year, unsecured $5,000,000 promissory note. Principal is due annually with interest payable periodically at 8.25 percent.

Under certain of the debt agreements, Circuit City Stores must meet financial covenants relating to minimum tangible net worth, current ratios and debt-to-capital ratios. Circuit City Stores was in compliance with all such covenants at February 28, 2001, and February 29, 2000.

Short-term debt of Circuit City Stores is funded through committed lines of credit and informal credit arrangements, as well as the revolving credit agreement. Amounts outstanding and committed lines of credit available are as follows:

	Years Ended February 28 or 29
	2001	2000
	(Amounts in thousands)
Average short-term debt outstanding	$56,065	$44,692
Maximum short-term debt outstanding	$365,275	$411,791
Aggregate committed lines of credit	$360,000	$370,000

The weighted average interest rate on the outstanding short-term debt was 6.8 percent during fiscal 2001, 5.6 percent during fiscal 2000 and 5.1 percent during fiscal 1999.

Interest expense allocated by Circuit City Stores to CarMax, excluding interest capitalized, was $12,110,000 in fiscal 2001, $10,362,000 in fiscal 2000 and $6,393,000 in fiscal 1999. CarMax capitalizes interest in connection with the construction of certain facilities. There was no interest capitalized in fiscal 2001. Interest capitalized amounted to $1,254,000 in fiscal 2000 and $2,674,000 in fiscal 1999.

CARMAX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.    Income Taxes

The components of the income tax provision (benefit) on net earnings (loss) are as follows:

	Years Ended February 28 or 29
	2001	2000	1999
	(Amounts in thousands)
Current:
Federal	$16,986	$(1,395)	$(23,773)
State	2,174	855	(2,546)

	19,160	(540)	(26,319)

Deferred:
Federal	8,494	1,190	10,945
State	264	35	339

Income tax provision (benefit)	8,758	1,225	11,284

	$27,918	$685	$(15,035)

The effective income tax rate differed from the federal statutory income tax rate as follows:

	Years Ended February 28 or 29
	2001	2000	1999
Federal statutory income tax rate	35%	35%	35%
State and local income taxes, net of federal benefit	3%	3%	4%

Effective income tax rate	38%	38%	39%

In accordance with SFAS No. 109, the tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities at February 28 or 29 are as follows:

	2001	2000
	(Amount in thousands)
Deferred tax assets:
Accrued expenses	$5,173	$5,510
Other	235	309

Total gross deferred tax assets	5,408	5,819

Deferred tax liabilities:
Depreciation	3,850	6,181
Securitized receivables	15,262	4,919
Inventory	6,449	4,655
Prepaid expenses	1,629	3,088

Total gross deferred tax liabilities	27,190	18,843

Net deferred tax liability	$21,782	$13,024

In assessing the realizability of deferred tax assets, CarMax considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. Based on these considerations, CarMax believes that it is more likely than not that the gross deferred tax assets at February 28, 2001, and February 29, 2000, will be realized by CarMax; therefore, no valuation allowance is necessary.

CARMAX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.    Associate Benefit and Stock Incentive Plans

(A)  401(k) Plan:

Effective August 1, 1999, Circuit City Stores began sponsoring a 401(k) Plan for all employees meeting certain eligibility criteria. Under the Plan, eligible CarMax employees can contribute up to 15 percent of their salaries, and CarMax matches a portion of those associate contributions. The expense allocated to CarMax for this plan for CarMax associates was $686,000 in fiscal 2001 and $317,000 in fiscal 2000.

(B)  Restricted Stock:

Circuit City Stores has issued restricted stock under the provisions of the 1994 Stock Incentive Plan whereby management and key employees of CarMax are granted restricted shares of CarMax Group Common Stock. Shares are awarded in the name of the employee, who has all the rights of a shareholder, subject to certain restrictions or forfeitures. Restrictions on the awards generally expire four to five years from the date of grant. The market value at the date of grant of these shares has been recorded as unearned compensation and is a component of equity. Unearned compensation is expensed over the restriction periods. In fiscal 2001, a total of $153,500 was charged to operations ($447,200 in fiscal 2000 and $426,600 in fiscal 1999). As of February 28, 2001, 56,667 restricted shares were outstanding.

(C)  Employee Stock Purchase Plan:

Circuit City Stores has an Employee Stock Purchase Plan for all CarMax employees meeting certain eligibility criteria. The CarMax plan allows eligible employees to purchase shares of CarMax Group Common Stock, subject to certain limitations. For each $1.00 contributed by employees under the plan, CarMax matches $0.15. Purchases are limited to 10 percent of an employee’s eligible compensation, up to a maximum of $7,500 per year. At February 28, 2001, a total of 581,599 shares remained available under the CarMax plan. During fiscal 2001, 477,094 shares were issued to or purchased on the open market on behalf of employees (580,000 in fiscal 2000 and 268,532 in fiscal 1999). The average price per share purchased under the plan was $4.18 in fiscal 2001, $3.68 in fiscal 2000 and $7.56 in fiscal 1999. The CarMax match or purchase price discount totaled $247,000 in fiscal 2001, $221,500 in fiscal 2000 and $268,100 in fiscal 1999.

(D)  Preferred Stock:

In conjunction with Circuit City Stores shareholders rights plan as amended and restated, preferred stock purchase rights were distributed as a dividend at the rate of one right for each share of CarMax Group Common Stock. The rights are exercisable only upon the attainment of, or the commencement of a tender offer to attain, a specified ownership interest in Circuit City Stores by a person or group. When exercisable, each CarMax group right would entitle shareholders to buy one four-hundredth of a share of Cumulative Participating Preferred Stock, Series F, $20 par value, at an exercise price of $100 per share subject to adjustment. A total of 500,000 shares of such preferred stock, which have preferential dividend and liquidation rights, have been designated. No such shares are outstanding. In the event that an acquiring person or group acquires the specified ownership percentage of Circuit City Stores common stock (except pursuant to a cash tender offer for all outstanding shares determined to be fair by the board of directors) or engages in certain transactions with Circuit City Stores after the rights become exercisable, each right will be converted into a right to purchase, for half the current market price at that time, shares of the CarMax Group Common Stock valued at two times the exercise price.

(E)  Voting Rights:

The holders of both series of common stock of Circuit City Stores and any series of preferred stock outstanding and entitled to vote together with the holders of common stock will vote together as a single voting

CARMAX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

group on all matters on which common shareholders generally are entitled to vote other than a matter on which the common stock or either series thereof or any series of preferred stock would be entitled to vote as a separate voting group. On all matters on which both series of common stock would vote together as a single voting group, (i) each outstanding share of Circuit City Group Common Stock shall have one vote and (ii) each outstanding share of CarMax Group Common Stock shall have a number of votes based on the weighted average ratio of the market value of a share of CarMax Group Common Stock to a share of Circuit City Group Common Stock. If shares of only one series of common stock are outstanding, each share of that series shall be entitled to one vote. If either series of common stock is entitled to vote as a separate voting group with respect to any matter, each share of that series shall, for purposes of such vote, be entitled to one vote on such matter.

(F)  Stock Incentive Plans:

Under Circuit City Stores stock incentive plans, nonqualified stock options may be granted to management and key employees of CarMax and outside directors of Circuit City Stores to purchase shares of CarMax Group Common Stock. The exercise price for nonqualified options is equal to, or greater than, the market value at the date of grant. Options generally are exercisable over various periods ranging from one to seven years from the date of grant.

A summary of the status of stock options to purchase shares of CarMax Group Common Stock and changes during the years ended February 28, 2001, February 29, 2000, and February 28, 1999, are shown in Table 1. Table 2 summarizes information about stock options outstanding as of February 28, 2001.

TABLE 1

	2001		2000		1999
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
	(Shares in thousands)
Outstanding at beginning of year	3,324	$3.87	4,380	$1.77	4,822	$1.49
Granted	1,281	1.70	1,132	5.89	205	8.63
Exercised	(56)	0.22	(2,027)	0.22	(543)	0.22
Cancelled	(442)	4.67	(161)	6.94	(104)	10.54

Outstanding at end of year	4,107	$3.16	3,324	$3.87	4,380	$1.77

Options exercisable at end of year	1,943	$2.94	1,203	$2.54	1,566	$0.96

TABLE 2

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
	(Shares in thousands)

$0.22	1,578	1.0	$0.22	1,338	$0.22
1.63	1,094	6.0	1.63	—	—
3.22 to 6.25	1,011	4.7	5.89	305	6.07
8.68 to 16.31	424	3.4	11.55	300	11.91

Total	4,107	3.5	$3.16	1,943	$2.94

CARMAX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CarMax applies APB Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized. Had compensation cost been determined based on the fair value at the grant date consistent with the methods of SFAS No. 123, the net earnings (loss) would have changed to the pro forma amounts indicated below. In accordance with the transition provisions of SFAS No. 123, the pro forma amounts reflect options with grant dates subsequent to March 1, 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net earnings (loss) amounts presented below because compensation cost is reflected over the options’ vesting periods and compensation cost of options granted prior to March 1, 1995, is not considered. The pro forma effect on fiscal year 2001 may not be representative of the pro forma effects on net earnings (loss) for future years.

	Years Ended February 28 or 29
	2001	2000	1999
	(Amounts in thousands)
Net earnings (loss):
As reported	$45,564	$1,118	$(23,514)
Pro forma	45,354	937	(23,594)

For the purpose of computing the pro forma amounts indicated above, the fair value of each option on the date of grant is estimated using the Black-Scholes option-pricing model. The weighted average assumptions used in the model are as follows:

	2001	2000	1999
Expected dividend yield	—	—	—
Expected stock volatility	71%	62%	50%
Risk-free interest rates	7%	6%	6%
Expected lives (in years)	4	4	3

Using these assumptions in the Black-Scholes model, the weighted average fair value of options granted for CarMax is $1 in fiscal 2001, $3 in fiscal 2000 and $3 in fiscal 1999.

8.    Pension Plans

Circuit City Stores has a noncontributory defined benefit pension plan covering the majority of full-time employees who are at least age 21 and have completed one year of service. Eligible employees of CarMax participate in Circuit City Stores’ plan. Pension costs for these employees have been allocated to CarMax based on its proportionate share of the projected benefit obligation. The cost of the program is being funded currently. Plan benefits generally are based on years of service and average compensation. Plan assets consist primarily of equity securities and included 160,000 shares of Circuit City Group Common Stock at February 28, 2001, and February 29, 2000.

The following tables set forth CarMax’s share of the pension plan’s financial status and amounts recognized in the balance sheets as of February 28 or 29:

	2001	2000
	(Amounts in thousands)
Change in benefit obligation:
Benefit obligation at beginning of year	$4,443	$2,565
Service cost	1,525	1,250
Interest cost	355	173
Actuarial loss	1,514	455

Benefit obligation at end of year	$7,837	$4,443

CARMAX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
	2001	2000
	(Amounts in thousands)
Change in plan assets:
Fair value of plan assets at beginning of year	$2,715	$1,553
Actual return on plan assets	(271)	537
Employer contributions	1,630	625

Fair value of plan assets at end of year	$4,074	$2,715

Reconciliation of funded status:
Funded status	$(3,763)	$(1,728)
Unrecognized actuarial loss	3,039	1,062
Unrecognized transition asset	(3)	(6)
Unrecognized prior service benefit	(4)	(6)

Net amount recognized	$(731)	$(678)

The components of net pension expense are as follows:

	Years Ended February 28 or 29
	2001	2000	1999
	(Amounts in thousands)
Service cost	$1,525	$1,250	$525
Interest cost	355	173	67
Expected return on plan assets	(283)	(159)	(119)
Amortization of prior service cost	(2)	(2)	(1)
Amortization of transitional asset	(3)	(3)	(3)
Recognized actuarial loss	91	77	—

Net pension expense	$1,683	$1,336	$469

Assumptions used in the accounting for the pension plan were:

	Years Ended February 28 or 29
	2001	2000	1999
Weighted average discount rate	7.5%	8.0%	6.8%
Rate of increase in compensation levels	6.0%	6.0%	5.0%
Expected rate of return on plan assets	9.0%	9.0%	9.0%

Circuit City Stores also has an unfunded nonqualified plan that restores retirement benefits for certain CarMax senior executives who are affected by Internal Revenue Code limitations on benefits provided under the pension plan. The projected benefit obligation under this plan and allocated to CarMax was $500,000 at February 28, 2001, and $300,000 at February 29, 2000.

9.    Lease Commitments

CarMax conducts substantially all of its business in leased premises. CarMax’s lease obligations are based upon contractual minimum rates. Twenty-three of CarMax’s sales locations are currently operated under leases originally entered into by Circuit City Stores. Although each of these leases has been assigned to a subsidiary of CarMax, Circuit City Stores retains contingent liability under the leases.

Rental expense for all operating leases was $35,945,000 in fiscal 2001, $34,561,000 in fiscal 2000 and $23,521,000 in fiscal 1999. In fiscal 2001, CarMax also had sublease income of $91,000. Most leases provide

CARMAX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

that CarMax pay taxes, maintenance, insurance and operating expenses applicable to the premises. The initial term of CarMax’s real property leases will expire within the next 20 years; however, most of the leases have options providing for additional lease terms of 10 to 20 years at terms similar to the initial terms.

Future minimum fixed lease obligations, excluding taxes, insurance and other costs payable directly by CarMax, as of February 28, 2001, were:

Fiscal	Operating Lease Commitments
(Amounts in thousands)
2002	$34,376
2003	34,217
2004	33,636
2005	33,338
2006	32,606
After 2006	426,262

Total minimum lease payments	$594,435

In fiscal 2001, Circuit City Stores did not enter into any sale-leaseback transactions on behalf of CarMax with unrelated parties. The aggregate selling price of sale-leaseback transactions allocated to CarMax was $12,500,000 in fiscal 2000 and $131,750,000 in fiscal 1999. Neither Circuit City Stores nor CarMax has continuing involvement under the sale-leaseback transactions.

10.    Supplementary Financial Statement Information

(A)  Advertising Expense:

Advertising expense, which is included in selling, general and administrative expenses in the accompanying statements of operations, amounted to $44,912,000 (1.8 percent of net sales and operating revenues) in fiscal 2001, $48,637,000 (2.4 percent of net sales and operating revenues) in fiscal 2000 and $50,042,000 (3.4 percent of net sales and operating revenues) in fiscal 1999.

(B)  Write-Down of Assets and Lease Termination Costs:

In the fourth quarter of fiscal 2001, CarMax recorded $8.7 million for the write-off of goodwill associated with two underperforming stand-alone new-car franchises. In the fourth quarter of fiscal 2000, CarMax recorded $4.8 million in charges related to lease termination costs on undeveloped property and a write-down of assets associated with excess property for sale at several locations. The loss related to operating leases was calculated based on expected lease termination costs and costs associated with subleasing the property.

11.    Securitizations

CarMax has an asset securitization program, operated through a special purpose subsidiary, to finance the consumer installment credit receivables generated by its automobile loan finance operation. This automobile loan securitization program had a total program capacity of $450 million as of February 28, 2001, with no recourse provisions. In October 1999, CarMax formed a second securitization facility that allowed for a $644 million securitization of automobile loan receivables in the public market. Because of the amortization of the automobile

CARMAX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

loan receivables and corresponding securities in this facility, the program had a capacity of $329 million as of February 28, 2001, with no recourse provisions. In January 2001, CarMax sold $655 million of receivables in the public market through an additional owner trust structure. The program had a capacity of $655 million as of February 28, 2001, with no recourse provisions. In these securitizations, CarMax retains servicing rights and subordinated interests. CarMax’s retained interests are subject to credit and prepayment risks on the transferred financial assets.

At February 28, 2001, the total principal amount of loans managed or securitized was $1,296 million. Of the total loans, the principal amount of loans securitized was $1,284 million and the principal amount of loans held for sale or investment was $12 million. The principal amount of loans that were 31 days or more delinquent was $18.1 million at February 28, 2001. The credit losses net of recoveries were $7.2 million for fiscal 2001.

CarMax receives annual servicing fees approximating 1 percent of the outstanding principal balance of the securitized automobile loans and rights to future cash flows arising after the investors in the securitization trust have received the return for which they contracted. The servicing fee specified in the automobile loan securitization agreements adequately compensates the finance operation for servicing the accounts. Accordingly, no servicing asset or liability has been recorded.

The table below summarizes certain cash flows received from and paid to securitization trusts:

Year Ended February 28, 2001
(Amounts in thousands)
Proceeds from new securitizations	$619,525
Proceeds from collections reinvested in previous automobile loan securitizations	$313,827
Servicing fees received	$10,474
Other cash flows received on retained interests*	$39,265

*
This amount represents total cash flows received from retained interests by the transferor other than servicing fees, including cash flows from interest-only strips and cash above the minimum required level in cash collateral accounts.

In determining the fair value of retained interests, CarMax estimates future cash flows using management’s best estimates of key assumptions such as finance charge income, default rates, prepayment rates and discount rates. CarMax employs a risk-based pricing strategy that increases the stated annual percentage rate for accounts that have a higher predicted risk of default. Accounts with a lower risk profile also may qualify for promotional financing.

Rights recorded for future finance income from serviced assets that exceed the contractually specified servicing fees are carried at fair value and amounted to $42.0 million at February 28, 2001, and are included in net accounts receivable. Gains on sales of $35.4 million were recorded in fiscal 2001.

The fair value of retained interests at February 28, 2001, was $74.1 million with a weighted-average life ranging from 1.5 years to 1.8 years. The table below shows the key economic assumptions used in measuring the fair value of retained interests at February 28, 2001, and a sensitivity analysis showing the hypothetical effect on the fair value of those interests when there are unfavorable variations from the assumptions used. Key economic assumptions at February 28, 2001, are not materially different than assumptions used to measure the fair value of retained interests at the time of securitization. These sensitivities are hypothetical and should be used with caution. In this table, the effect of a variation in a particular assumption on the fair value of the retained interest

CARMAX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued)

is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

	Assumptions Used (Annual)	Impact on Fair Value of 10% Adverse Change	Impact on Fair Value of 20% Adverse Change
	(Dollar amounts in thousands)
Prepayment speed	1.5-1.6%	$1,840	$3,864
Default rate	1.0-1.2%	$1,471	$3,050
Discount rate	12.0%	$890	$1,786

12.    Interest Rate Swaps

Circuit City Stores, on behalf of CarMax, enters into amortizing swaps relating to automobile loan receivable securitizations to convert variable-rate financing costs to fixed-rate obligations to better match funding costs to the receivables being securitized. Circuit City Stores entered into nine 40-month amortizing swaps with notional amounts totaling approximately $735 million in fiscal 2001, four 40-month amortizing swaps with notional amounts totaling approximately $344 million in fiscal 2000 and four 40-month amortizing swaps with notional amounts totaling approximately $387 million in fiscal 1999. These swaps were entered into as part of sales of receivables and are included in CarMax’s gain or loss on sales of receivables. The remaining total notional amount of all swaps related to the automobile loan receivable securitizations was approximately $299 million at February 28, 2001, $327 million at February 29, 2000, and $499 million at February 28, 1999. The reduction in the total notional amount of these interest rate swaps in fiscal 2001 and in fiscal 2000 relates to the replacement of floating-rate securitizations with a $655 million fixed-rate securitization in January 2001 and $644 million fixed-rate securitization in October 1999.

The market and credit risks associated with the interest rate swaps are similar to those relating to other types of financial instruments. Market risk is the exposure created by potential fluctuations in interest rates and is directly related to the product type, agreement terms and transaction volume. Circuit City Stores does not anticipate significant market risk from swaps, because their use is to more closely match funding costs to the use of the funding. Credit risk is the exposure to nonperformance of another party to an agreement. Circuit City Stores mitigates credit risk by dealing with highly rated counterparties.

13.    Contingent Liabilities

In the normal course of business, CarMax is involved in various legal proceedings. Based upon CarMax’s evaluation of the information presently available, management believes that the ultimate resolution of any such proceedings will not have a material adverse effect on CarMax’s financial position, liquidity or results of operations.

14.    Quarterly Financial Data (Unaudited)

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Year
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
	(Amounts in thousands)
Net sales and operating revenues	$625,741	$486,063	$673,561	$535,727	$561,693	$488,958	$639,996	$504,236	$2,500,991	$2,014,984

Gross profit	$85,462	$61,996	$90,549	$63,780	$71,679	$52,728	$82,069	$61,861	$329,759	$$240,365

Net earnings (loss)	$13,944	$2,733	$16,271	$3,233	$7,568	$(3,136)	$7,781	$(1,712)	$45,564	$1,118

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders of Circuit City Stores, Inc.:

We have audited the accompanying consolidated balance sheets of CarMax, Inc. and subsidiaries (as defined in Note 1) as of February 28, 2001 and February 29, 2000 and the related consolidated statements of operations, equity and cash flows for each of the fiscal years in the three-year period ended February 28, 2001. These financial statements are the responsibility of Circuit City Stores, Inc.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CarMax, Inc. and subsidiaries as of February 28, 2001 and February 29, 2000 and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended February 28, 2001 in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Richmond, Virginia
April 2, 2001 except for Note 1, which is as of February 22, 2002

CARMAX, INC.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

Description	Balance at Beginning of Year	Charged to Income	Charge-offs less Recoveries	Balance at End of Year
	(Amounts in thousands)
Year ended February 28, 1999:
Allowance for doubtful accounts	$3,783	$2,544	$(1,114)	$5,213

Year ended February 29, 2000:
Allowance for doubtful accounts	$5,213	$4,529	$(3,924)	$5,818

Year ended February 28, 2001:
Allowance for doubtful accounts	$5,818	$8,410	$(7,324)	$6,904

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders of Circuit City Stores, Inc.:

Under the date of April 2, 2001, we reported on the consolidated balance sheets of CarMax, Inc. and subsidiaries (the Company) as of February 28, 2001 and February 29, 2000, and the related consolidated statements of operations, equity and cash flows for each of the fiscal years in the three-year period ended February 28, 2001, which are included in this proxy statement/prospectus. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related CarMax, Inc. financial statement schedule included in this proxy statement/prospectus. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement schedule based on our audit.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Richmond, Virginia
April 2, 2001

CARMAX, INC.

CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)

	Three Months Ended November 30,		Nine Months Ended November 30,
	2001	2000	2001	2000
	(Amounts in thousands)
Net sales and operating revenues	$774,324	$561,693	$2,422,507	$1,860,995
Cost of sales	683,298	490,014	2,118,995	1,613,305

Gross profit	91,026	71,679	303,512	247,690

Selling, general and administrative expenses	61,215	56,809	182,027	177,601
Interest expense	64	2,664	4,701	9,150

Total expenses	61,279	59,473	186,728	186,751

Earnings before income taxes	29,747	12,206	116,784	60,939
Provision for income taxes	11,304	4,638	44,378	23,156

Net earnings	$18,443	$7,568	$72,406	$37,783

See accompanying notes to consolidated financial statements.

CARMAX, INC.

CONSOLIDATED BALANCE SHEETS

	Nov. 30, 2001	Feb. 28, 2001
	(Unaudited)
	(Amounts in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$10,014	$8,802
Net accounts receivable	168,198	134,662
Inventory	351,010	347,137
Prepaid expenses and other current assets	2,059	2,306

Total current assets	531,281	492,907
Property and equipment, net	107,535	192,158
Other assets	23,066	25,888

TOTAL ASSETS	$661,882	$710,953

LIABILITIES AND EQUITY
Current liabilities:
Current installments of long-term debt	$43,038	$108,151
Accounts payable	93,219	82,483
Short-term debt	1,083	987
Accrued expenses and other current liabilities	24,360	16,154
Deferred income taxes	19,839	18,162

Total current liabilities	181,539	225,937
Long-term debt, excluding current installments	826	83,057
Deferred revenue and other liabilities	7,806	6,836
Deferred income taxes	3,713	3,620

TOTAL LIABILITIES	193,884	319,450
Equity	467,998	391,503

TOTAL LIABILITIES AND EQUITY	$661,882	$710,953

See accompanying notes to consolidated financial statements.

CARMAX, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Nine Months Ended November 30,
	2001	2000
	(Amounts in thousands)
OPERATING ACTIVITIES:
Net earnings	$72,406	$37,783
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	13,239	14,050
Loss on sales of property and equipment	—	305
Deferred income taxes	1,770	6,735
Changes in operating assets and liabilities, net of effects from business acquisitions:
(Increase) decrease in net accounts receivable	(33,536)	21,373
Increase in inventory	(3,873)	(37,761)
Decrease in prepaid expenses, other current assets and other assets	1,020	30
Increase in accounts payable, accrued expenses and other current liabilities	21,976	6,381
Increase (decrease) in deferred revenue and other liabilities	970	(315)

Net cash provided by operating activities	73,972	48,581

INVESTING ACTIVITIES:
Cash used in business acquisitions	—	(1,325)
Purchases of property and equipment	(22,911)	(8,152)
Proceeds from sales of property and equipment	96,344	15,508

Net cash provided by investing activities	73,433	6,031

FINANCING ACTIVITIES:
Increase in allocated short-term debt, net	96	59,360
Decrease in allocated long-term debt, net	(147,344)	(116,573)
Equity transactions with parent, net	1,055	129

Net cash used in financing activities	(146,193)	(57,084)

Increase (decrease) in cash and cash equivalents	1,212	(2,472)
Cash and cash equivalents at beginning of year	8,802	9,981

Cash and cash equivalents at end of period	$10,014	$7,509

See accompanying notes to consolidated financial statements.

CARMAX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Basis of Presentation

On February 22, 2002, Circuit City Stores announced that its board of directors had authorized management to initiate a process that would separate the CarMax auto superstore business from the rest of Circuit City Stores. As a result of the separation, all of the businesses, assets and liabilities of the CarMax group would be held in CarMax, Inc. (presently a wholly owned subsidiary of Circuit City Stores), which, following the separation, would be an independent separately traded public company. These consolidated financial statements are presented as if CarMax, Inc. existed as an entity separate from the remaining businesses of Circuit City Stores during the periods presented.

Circuit City Stores has contributed to CarMax, Inc. all of the subsidiaries, assets and liabilities that constituted the CarMax group. CarMax, Inc. includes the same businesses, assets and liabilities the financial performance of which was intended to be reflected by the CarMax Group Common Stock. The assets of CarMax, Inc. will be accounted for at the historical values carried by Circuit City Stores prior to the separation.

The accompanying consolidated financial statements include the historical operations of certain subsidiaries of Circuit City Stores. Accordingly, Circuit City Stores’ net investment in CarMax is shown as equity on the accompanying consolidated financial statements. Equity transactions with parent reflect amounts allocated to CarMax based on equity transactions of CarMax Group Common Stock.

In conjunction with the separation, all outstanding CarMax group stock options and restricted stock will be replaced with CarMax, Inc. stock options and restricted stock with the same terms and conditions, exercise price and restrictions as the CarMax group stock options and restricted stock they replace.

CarMax’s financial statements reflect the application of the management and allocation policies adopted by Circuit City Stores’ board of directors. These policies may be modified or rescinded, or new policies may be adopted, at the sole discretion of the board of directors, although the board of directors has no present plans to do so.

2.    Accounting Policies

The financial statements of CarMax conform to accounting principles generally accepted in the United States of America. The interim period financial statements are unaudited; however, in the opinion of management, all adjustments, which consist only of normal, recurring adjustments, necessary for a fair presentation of the interim financial statements have been included. The fiscal year-end balance sheet data was derived from CarMax’s fiscal 2001 audited consolidated financial statements.

3.    Securitizations

CarMax has asset securitization programs to finance the consumer installment credit receivables generated by CarMax’s automobile loan finance operation. Automobile loan receivables are sold to special purpose subsidiaries, which, in turn, securitize those receivables through both private placement and the public market. For transfers of receivables that qualify as sales, CarMax recognizes gains or losses as a component of its finance operation. In these securitizations, CarMax retains servicing rights and subordinated interests. As of November 30, 2001, the combined capacity of these programs was $1.90 billion. The automobile loan securitization programs have no recourse provisions.

At November 30, 2001, the total principal amount of automobile loan receivables managed was $1.52 billion, including $1.51 billion principal amount of loans securitized and $10 million principal amount of loans held for sale or investment. The principal amount of loans that were 31 days or more delinquent was $21.6 million at November 30, 2001. The principal amount of losses net of recoveries totaled $4.1 million for the three months ended November 30, 2001, and $8.7 million for the nine months ended November 30, 2001.

CarMax receives annual servicing fees approximating 1 percent of the outstanding principal balance of the securitized automobile loans and retains the rights to future cash flows arising after the investors in the

CARMAX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

securitization trusts have received the return for which they contracted. The servicing fees specified in the automobile loan securitization agreements adequately compensate the finance operation for servicing the accounts. Accordingly, no servicing asset or liability has been recorded.

The table below summarizes certain cash flows received from and paid to the securitization trusts:

	Three Months Ended November 30, 2001	Nine Months Ended November 30, 2001
	(Amounts in thousands)
Proceeds from new securitizations	$736,725	$1,112,725
Proceeds from collections reinvested in previous automobile loan securitizations	$132,331	$350,725
Servicing fees received	$3,680	$10,417
Other cash flows received on retained interests*	$17,917	$48,489

*
This amount represents cash flows received from retained interests by the transferor other than servicing fees, including cash flows from interest-only strips and cash above the minimum required level in cash collateral accounts.

When determining the fair value of retained interests, CarMax estimates future cash flows using management’s best estimates of key assumptions such as finance charge income, default rates, prepayment rates and discount rates. CarMax employs a risk-based pricing strategy that increases the stated annual percentage rate for accounts that have a higher predicted risk of default. Accounts with a lower risk profile may qualify for promotional financing.

Future finance income from serviced assets that exceeds the contractually specified investor returns and servicing fees is carried at fair value, amounted to $76.0 million at November 30, 2001, and is included in net accounts receivable. Gains of $15.6 million on sales were recorded for the three months ended November 30, 2001; gains of $43.4 million on sales were recorded for the nine months ended November 30, 2001.

The fair value of retained interests at November 30, 2001, was $104.7 million, with a weighted-average life of 1.63 years. The following table shows the key economic assumptions used in measuring the fair value of retained interests at November 30, 2001, and a sensitivity analysis showing the hypothetical effect on the fair value of those interests when there are unfavorable variations from the assumptions used. Key economic assumptions at November 30, 2001, are not materially different from assumptions used to measure the fair value of retained interests at the time of securitization. These sensitivities are hypothetical and should be used with caution. In this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in actual circumstances, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

	Assumptions Used (Annual)	Impact on Fair Value of 10% Adverse Change	Impact on Fair Value of 20% Adverse Change
	(Dollar amounts in thousands)
Prepayment speed	1.5%-1.6%	$3,599	$7,303
Default rate	1.0%-1.2%	$2,065	$4,133
Discount rate	12.0%	$1,422	$2,814

CARMAX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.    Financial Derivatives

Circuit City Stores, on behalf of CarMax, entered into three 40-month amortizing interest rate swaps related to auto loan receivable securitizations in the third quarter of fiscal 2002. These swaps had an initial notional amount of approximately $228 million. The total notional amount of all swaps related to the automobile loan receivable securitizations was $227 million at November 30, 2001, and $299 million at February 28, 2001. The total notional amount of these interest rate swaps was reduced in the third quarter following the replacement of floating-rate securitizations with a $642 million fixed-rate securitization in November 2001. These swaps are used to better match funding costs and are recorded at fair value. At November 30, 2001, these swaps totaled a net asset of $7,000 and are included in accounts receivable.

The market and credit risks associated with interest rate swaps are similar to those relating to other types of financial instruments. Market risk is the exposure created by potential fluctuations in interest rates and is directly related to the product type, agreement terms and transaction volume. Circuit City Stores does not anticipate significant market risk from swaps because they are used to match funding costs to the use of the funding. Credit risk is the exposure to nonperformance of another party to an agreement. Circuit City Stores mitigates credit risk by dealing with highly rated bank counterparties.

5.    Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”), issued Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” effective for business combinations initiated after June 30, 2001, and SFAS No. 142, “Goodwill and Other Intangible Assets,” effective for fiscal years beginning after December 15, 2001. Under SFAS No. 141, the pooling of interests method of accounting for business combinations is eliminated, requiring that all business combinations initiated after the effective date be accounted for using the purchase method. Also under SFAS No. 141, identified intangible assets acquired in a purchase business combination must be separately valued and recognized on the balance sheet if they meet certain requirements. Under the provisions of SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the pronouncements. Other intangible assets that are identified to have finite useful lives will continue to be amortized in a manner that reflects the estimated decline in the economic value of the intangible asset and will be subject to review when events or circumstances arise which indicate impairment. Application of the nonamortization provisions of SFAS No. 142 in fiscal 2003 is not expected to have a material impact on the financial position, results of operations or cash flows of CarMax. During fiscal 2003, CarMax will perform the first of the required impairment tests of goodwill and indefinite-lived intangible assets, as outlined in the new pronouncements. Based on preliminary estimates, as well as ongoing periodic assessments of goodwill, CarMax does not expect to recognize any material impairment losses from these tests.

In August 2001, the FASB issued SFAS No. 143, “Accounting For Asset Retirement Obligations.” This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This standard requires entities to record the fair value of a liability for an asset retirement obligation in the period incurred. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. CarMax has not yet determined the impact, if any, of adopting this standard.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which supercedes both SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and

CARMAX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

for Long-Lived Assets to Be Disposed Of,” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” related to the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. CarMax is required to adopt SFAS No. 144 no later than the fiscal year beginning after December 15, 2001, and plans to adopt the provisions for the quarter ending May 31, 2002. CarMax has not yet determined the impact, if any, of adopting this standard.

6.    Reclassifications

Certain previously reported amounts have been reclassified to conform with the current year presentation.

ANNEX E

CIRCUIT CITY STORES, INC. HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS

CIRCUIT CITY STORES INC.

CONSOLIDATED STATEMENTS OF EARNINGS

	Years Ended February 28 or 29
	2001	2000	1999
	(Amounts in thousands except per share data)
Net sales and operating revenues	$12,959,028	$12,614,390	$10,810,468
Cost of sales, buying and warehousing	10,135,380	9,751,833	8,354,230
Appliance exit costs [Note 15]	28,326	—	—

Gross profit	2,795,322	2,862,557	2,456,238

Selling, general and administrative expenses [Note 11]	2,514,912	2,309,593	2,086,838
Appliance exit costs [Note 15]	1,670	—	—
Interest expense [Note 5]	19,383	24,206	28,319

Total expenses	2,535,965	2,333,799	2,115,157

Earnings from continuing operations before income taxes	259,357	528,758	341,081
Provision for income taxes [Note 6]	98,555	200,928	129,611

Earnings from continuing operations	160,802	327,830	211,470

Discontinued operations [Note 16]:
Loss from discontinued operations of Divx, less income tax benefit	—	(16,215)	(68,546)
Loss on disposal of Divx, less income tax benefit	—	(114,025)	—

Loss from discontinued operations	—	(130,240)	(68,546)

Net earnings	$160,802	$197,590	$142,924

Net earnings (loss) attributed to [Notes 1 and 2]:
Circuit City Group Common Stock:
Continuing operations	$149,247	$327,574	$216,927
Discontinued operations	—	(130,240)	(68,546)
CarMax Group Common Stock	11,555	256	(5,457)

	$160,802	$197,590	$142,924

Weighted average common shares [Notes 2 and 8]:
Circuit City Group basic	203,774	201,345	198,304

Circuit City Group diluted	205,830	204,321	200,812

CarMax Group basic	25,554	23,778	22,604

CarMax Group diluted	26,980	25,788	22,604

Net earnings (loss) per share attributed to [Notes 2 and 8]:
Circuit City Group basic:
Continuing operations	$0.73	$1.63	$1.09
Discontinued operations	—	(0.65)	(0.34)

Net earnings	$0.73	$0.98	$0.75

Circuit City Group diluted:
Continuing operations	$0.73	$1.60	$1.08
Discontinued operations	—	(0.64)	(0.34)

Net earnings	$0.73	$0.96	$0.74

CarMax Group basic	$0.45	$0.01	$(0.24)

CarMax Group diluted	$0.43	$0.01	$(0.24)

See accompanying notes to consolidated financial statements.

CIRCUIT CITY STORES, INC.

CONSOLIDATED BALANCE SHEETS

	At February 28 or 29
	2001	2000
	(Amounts in thousands except share data)
ASSETS
Current assets:
Cash and cash equivalents	$446,131	$643,933
Net accounts receivable [Note 12]	585,761	593,276
Inventory	1,757,664	1,689,209
Prepaid expenses and other current assets	57,623	16,197

Total current assets	2,847,179	2,942,615
Property and equipment, net [Notes 4 and 5]	988,947	965,181
Other assets	35,207	47,552

TOTAL ASSETS	$3,871,333	$3,955,348

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current installments of long-term debt [Notes 5 and 10]	$132,388	$177,344
Accounts payable	902,560	960,131
Short-term debt [Note 5]	1,200	3,005
Accrued expenses and other current liabilities	162,972	204,561
Deferred income taxes [Note 6]	92,479	61,118

Total current liabilities	1,291,599	1,406,159
Long-term debt, excluding current installments [Notes 5 and 10]	116,137	249,241
Deferred revenue and other liabilities	92,165	130,020
Deferred income taxes [Note 6]	14,949	27,754

TOTAL LIABILITIES	1,514,850	1,813,174

STOCKHOLDERS’ EQUITY [Notes 1 and 7]:
Circuit City Group Common Stock, $0.50 par value; 350,000,000 shares authorized; 207,020,000 shares issued and outstanding (203,868,000 in 2000)	103,510	101,934
CarMax Group Common Stock, $0.50 par value; 175,000,000 shares authorized; 25,639,000 shares issued and outstanding (25,614,000 in 2000)	12,820	12,807
Capital in excess of par value	642,838	576,574
Retained earnings	1,597,315	1,450,859

TOTAL STOCKHOLDERS’ EQUITY	2,356,483	2,142,174

Commitments and contingent liabilities [Notes 1, 9, 10, 12, 13, 14, 15 and 16]
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,871,333	$3,955,348

See accompanying notes to consolidated financial statements.

CIRCUIT CITY STORES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended February 28 or 29
	2001	2000	1999
	(Amounts in thousands)
OPERATING ACTIVITIES:
Net earnings	$160,802	$197,590	$142,924
Adjustments to reconcile net earnings to net cash provided by operating activities of continuing operations:
Loss from discontinued operations [Note 16]	—	16,215	68,546
Loss on disposal of discontinued operations [Note 16]	—	114,025	—
Depreciation and amortization	153,090	148,164	129,727
Loss on disposition of property and equipment	4,674	17	3,087
Provision for deferred income taxes	19,765	43,053	17,235
Changes in operating assets and liabilities, net of effects from business acquisitions:
Decrease in deferred revenue and other liabilities	(17,855)	(15,565)	(33,022)
Decrease (increase) in net accounts receivable	7,541	(18,922)	23,640
Increase in inventory	(67,655)	(184,507)	(97,597)
(Increase) decrease in prepaid expenses and other current assets	(41,426)	81,316	31,257
Decrease (increase) in other assets	1,012	240	(607)
(Decrease) increase in accounts payable, accrued expenses and other current liabilities	(64,193)	244,559	33,838

Net cash provided by operating activities of continuing operations	155,755	626,185	319,028

INVESTING ACTIVITIES:
Cash used in business acquisitions [Note 3]	(1,325)	(34,849)	(41,562)
Purchases of property and equipment	(285,556)	(222,268)	(352,384)
Proceeds from sales of property and equipment	115,695	100,151	273,647

Net cash used in investing activities of continuing operations	(171,186)	(156,966)	(120,299)

FINANCING ACTIVITIES:
Payments on short-term debt, net	(1,805)	(5,011)	(960)
Principal payments on long-term debt [Note 5]	(178,060)	(2,707)	(1,301)
Issuances of Circuit City Group Common Stock, net	38,123	18,591	34,301
Issuances of CarMax Group Common Stock, net	(109)	2,361	2,324
Dividends paid on Circuit City Group Common Stock	(14,346)	(14,207)	(13,981)

Net cash (used in) provided by financing activities of continuing operations	(156,197)	(973)	20,383

Cash used in discontinued operations [Note 16]	(26,174)	(90,193)	(69,844)

(Decrease) increase in cash and cash equivalents	(197,802)	378,053	149,268
Cash and cash equivalents at beginning of year	643,933	265,880	116,612

Cash and cash equivalents at end of year	$446,131	$643,933	$265,880

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest	$25,336	$34,389	$31,858
Income taxes	$117,366	$14,908	$53,528

See accompanying notes to consolidated financial statements.

CIRCUIT CITY STORES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Shares Outstanding		Common Stock		Capital in Excess of Par Value	Retained Earnings	Total
	Circuit City Group	CarMax Group	Circuit City Group	CarMax Group
	(Amounts in thousands except per share data)
Balance at March 1, 1998	99,282	22,204	$49,641	$11,102	$530,763	$1,138,533	$1,730,039
Net earnings	—	—	—	—	—	142,924	142,924
Exercise of common stock options [Note 7]	1,004	543	502	272	16,945	—	17,719
Shares issued under Employee Stock Purchase Plans [Note 7]	429	269	215	134	19,431	—	19,780
Shares issued under the 1994 Stock Incentive Plan [Note 7]	360	100	180	50	14,588	—	14,818
Tax benefit from stock issued	—	—	—	—	9,523	—	9,523
Other	32	—	16	—	1,445	—	1,461
Shares cancelled upon reacquisition by Company	(287)	—	(144)	—	(14,239)	—	(14,383)
Unearned compensation-restricted stock	—	—	—	—	(2,770)	—	(2,770)
Cash dividends-Circuit City Group Common Stock ($0.14 per share)	—	—	—	—	—	(13,981)	(13,981)

Balance at February 28, 1999	100,820	23,116	50,410	11,558	575,686	1,267,476	1,905,130
Effect of two-for-one stock split [Note 1]	100,820	—	50,410	—	(50,410)	—	—
Net earnings	—	—	—	—	—	197,590	197,590
Exercise of common stock options [Note 7]	2,864	2,027	1,432	1,014	34,232	—	36,678
Shares issued under Employee Stock Purchase Plans [Note 7]	502	506	251	253	21,547	—	22,051
Shares issued under the 1994 Stock Incentive Plan [Note 7]	346	30	173	15	13,996	—	14,184
Tax benefit from stock issued	—	—	—	—	32,459	—	32,459
Shares cancelled upon reacquisition by Company	(1,484)	(65)	(742)	(33)	(52,173)	—	(52,948)
Unearned compensation-restricted stock	—	—	—	—	1,237	—	1,237
Cash dividends-Circuit City Group Common Stock ($0.07 per share)	—	—	—	—	—	(14,207)	(14,207)

Balance at February 29, 2000	203,868	25,614	101,934	12,807	576,574	1,450,859	2,142,174
Net earnings	—	—	—	—	—	160,802	160,802
Exercise of common stock options [Note 7]	1,526	56	763	28	35,391	—	36,182
Shares issued under Employee Stock Purchase Plans [Note 7]	862	—	431	—	16,119	—	16,550
Shares issued under the 1994 Stock Incentive Plan [Note 7]	1,486	—	743	—	31,912	—	32,655
Tax benefit from stock issued	—	—	—	—	29,839	—	29,839
Shares cancelled upon reacquisition by Company	(722)	(31)	(361)	(15)	(32,774)	—	(33,150)
Unearned compensation-restricted stock	—	—	—	—	(14,223)	—	(14,223)
Cash dividends-Circuit City Group Common Stock ($0.07 per share)	—	—	—	—	—	(14,346)	(14,346)

Balance at February 28, 2001	207,020	25,639	$103,510	$12,820	$642,838	$1,597,315	$2,356,483

See accompanying notes to consolidated financial statements.

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Basis of Presentation

The common stock of Circuit City Stores, Inc. consists of two common stock series, which are intended to reflect the performance of the Company’s two businesses. The Circuit City Group Common Stock is intended to track the performance of the Circuit City store-related operations, the Group’s retained interest in the CarMax Group and the Company’s investment in Digital Video Express, which has been discontinued (see Note 16). The CarMax Group Common Stock is intended to track the performance of the CarMax Group’s operations. The Circuit City Group held a 74.6 percent interest in the CarMax Group at February 28, 2001, a 74.7 percent interest at February 29, 2000, and a 76.6 percent interest at February 28, 1999. The terms of each series of common stock are discussed in detail in the Company’s Form 8-A registration statement on file with the SEC.

Notwithstanding the attribution of the Company’s assets and liabilities, including contingent liabilities, and stockholders’ equity between the Circuit City Group and the CarMax Group for the purposes of preparing the financial statements, holders of Circuit City Group Common Stock and holders of CarMax Group Common Stock are shareholders of the Company and continue to be subject to all of the risks associated with an investment in the Company and all of its businesses, assets and liabilities. Such attribution and the equity structure of the Company do not affect title to the assets or responsibility for the liabilities of the Company or any of its subsidiaries. The results of operations or financial condition of one Group could affect the results of operations or financial condition of the other Group. Net losses of either Group, and dividends or distributions on, or repurchases of, Circuit City Group Common Stock or CarMax Group Common Stock will reduce funds legally available for dividends on, or repurchases of, both stocks. Accordingly, the Company’s consolidated financial statements included herein should be read in conjunction with the financial statements of each Group and the Company’s SEC filings.

The financial statements of the Company reflect each Group’s businesses as well as the allocation of the Company’s assets, liabilities, expenses and cash flows between the Groups in accordance with the policies adopted by the board of directors. These policies may be modified or rescinded, or new policies may be adopted, at the sole discretion of the board of directors, although the board of directors has no present plans to do so. These management and allocation policies include the following:

(A)  Financial Activities:

Most financial activities are managed by the Company on a centralized basis. Such financial activities include the investment of surplus cash and the issuance and repayment of short-term and long-term debt. Debt of the Company is either allocated between the Groups (pooled debt) or is allocated in its entirety to one Group. The pooled debt bears interest at a rate based on the average pooled debt balance. Expenses related to increases in pooled debt are reflected in the weighted average interest rate of such pooled debt.

(B)  Corporate General and Administrative Costs:

Corporate general and administrative costs and other shared services generally have been allocated to the Groups based upon utilization of such services by each Group. Where determinations based on utilization alone have been impractical, other methods and criteria are used that management believes are equitable and provide a reasonable estimate of the costs attributable to each Group.

(C)  Income Taxes:

The Groups are included in the consolidated federal income tax return and in certain state tax returns filed by the Company. Accordingly, the financial statement provision and the related tax payments or refunds are

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

reflected in each Group’s financial statements in accordance with the Company’s tax allocation policy for such Groups. In general, this policy provides that the consolidated tax provision and related tax payments or refunds are allocated between the Groups based principally upon the financial income, taxable income, credits and other amounts directly related to each Group. Tax benefits that cannot be used by the Group generating such attributes, but can be utilized on a consolidated basis, are allocated to the Group that generated such benefits.

On June 15, 1999, the board of directors declared a two-for-one split of the outstanding Circuit City Group Common Stock in the form of a 100 percent stock dividend. All share, earnings per share and dividends per share calculations for the Circuit City Group included in the accompanying consolidated financial statements reflect this stock split.

2.    Summary of Significant Accounting Policies

(A)  Principles of Consolidation:

The consolidated financial statements include the accounts of the Circuit City Group and the CarMax Group, which combined comprise all accounts of the Company. All significant intercompany balances and transactions have been eliminated in consolidation.

(B)  Cash and Cash Equivalents:

Cash equivalents of $408,778,000 at February 28, 2001, and $583,506,000 at February 29, 2000, consist of highly liquid debt securities with original maturities of three months or less.

(C)  Transfers and Servicing of Financial Assets:

For transfers of financial assets that qualify as sales, the Company may retain interest-only strips, one or more subordinated tranches, residual interests in a securitization trust, servicing rights and a cash reserve account, all of which are retained interests in the securitized receivables. These retained interests are measured based on the fair value at the date of transfer. The Company determines fair value based on the present value of future expected cash flows using management’s best estimates of the key assumptions such as finance charge income, default rates, payment rates, forward yield curves and discount rates appropriate for the type of asset and risk. Retained interests are included in net accounts receivable and are carried at fair value with changes in fair value reflected in earnings.

(D)  Fair Value of Financial Instruments:

The carrying value of the Company’s financial instruments, excluding interest rate swaps held for hedging purposes, approximates fair value. Credit risk is the exposure created by the potential nonperformance of another material party to an agreement because of changes in economic, industry or geographic factors. The Company mitigates credit risk by dealing only with counterparties that are highly rated by several financial rating agencies. Accordingly, the Company does not anticipate material loss for nonperformance. The Company broadly diversifies all financial instruments along industry, product and geographic areas.

(E)  Inventory:

Inventory is stated at the lower of cost or market. Cost is determined by the average cost method for the Circuit City Group’s inventory and by specific identification for the CarMax Group’s vehicle inventory. Parts and labor used to recondition vehicles, as well as transportation and other incremental expenses associated with acquiring vehicles, are included in the CarMax Group’s inventory.

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(F)  Property and Equipment:

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the assets’ estimated useful lives.

Property held under capital lease is stated at the lower of the present value of the minimum lease payments at the inception of the lease or market value and is amortized on a straight-line basis over the lease term or the estimated useful life of the asset, whichever is shorter.

(G)  Computer Software Costs:

The Company accounts for computer software costs in accordance with the American Institute of Certified Public Accountants statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Once the capitalization criteria of SOP 98-1 have been met, external direct costs of materials and services used in the development of internal-use software and payroll and payroll-related costs for employees directly involved in the development of internal-use software are capitalized. Amounts capitalized are amortized on a straight-line basis over a period of three to five years.

(H)  Intangible Assets:

Amounts paid for acquired businesses in excess of the fair value of the net tangible assets acquired are recorded as goodwill, which is amortized on a straight-line basis over 15 years, and covenants not to compete, which are amortized on a straight-line basis over the life of the covenant not to exceed five years. Both goodwill and covenants not to compete are included in other assets on the accompanying consolidated balance sheets. The carrying values of intangible assets are periodically reviewed by the Company and impairments are recognized when the future undiscounted operating cash flows expected from such intangible assets are less than the carrying values.

(I)  Pre-Opening Expenses:

Effective March 1, 1999, the Company adopted SOP 98-5, “Reporting on the Costs of Start-Up Activities.” SOP 98-5 requires costs of start-up activities, including organization and pre-opening costs, to be expensed as incurred. Prior to fiscal 2000, the Company capitalized pre-opening costs for new store locations. Beginning in the month after the store opened for business, the pre-opening costs were amortized over the remainder of the fiscal year.

(J)  Income Taxes:

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes, measured by applying currently enacted tax laws. The Company recognizes deferred tax assets if it is more likely than not that a benefit will be realized.

(K)  Revenue Recognition:

The Company recognizes revenue when the earnings process is complete, generally at either the time of sale to a customer or upon delivery to a customer.

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(L)  Deferred Revenue:

The Circuit City Group sells its own extended warranty contracts and extended warranty contracts on behalf of unrelated third parties. The contracts extend beyond the normal manufacturer’s warranty period, usually with terms (including the manufacturer’s warranty period) between 12 and 60 months. Commission revenue for the unrelated third-party extended warranty plans is recognized at the time of sale, because the third parties are the primary obligors under these contracts. Inasmuch as Circuit City is the primary obligor on its own contracts, all revenue from the sale of these contracts is deferred and amortized on a straight-line basis over the life of the contracts. Incremental direct costs related to the sale of contracts are deferred and charged to expense in proportion to the revenue recognized.

The CarMax Group sells service contracts on behalf of unrelated third parties and, prior to July 1997, sold its own contracts at one location where third-party warranty sales were not permitted. Contracts usually have terms of coverage between 12 and 72 months. Commission revenue for the unrelated third-party service contracts is recognized at the time of sale, because the third parties are the primary obligors under these contracts. Inasmuch as CarMax is the primary obligor on its own contracts, all revenue from the sale of these contracts was deferred and amortized over the life of the contracts consistent with the pattern of repair experience of the industry. Incremental direct costs related to the sale of contracts were deferred and charged to expense in proportion to the revenue recognized.

(M)  Selling, General and Administrative Expenses:

Operating profits generated by the Company’s finance operations are recorded as a reduction to selling, general and administrative expenses.

(N)  Advertising Expenses:

All advertising costs are expensed as incurred.

(O)  Net Earnings (Loss) Per Share:

The Company calculates earnings per share based upon SFAS No. 128, “Earnings per Share.” Basic net earnings per share attributed to Circuit City Group Common Stock is computed by dividing net earnings attributed to Circuit City Group Common Stock, including the Circuit City Group’s retained interest in the CarMax Group, by the weighted average number of shares of Circuit City Group Common Stock outstanding. Diluted net earnings per share attributed to Circuit City Group Common Stock is computed by dividing net earnings attributed to Circuit City Group Common Stock, which includes the Circuit City Group’s retained interest in the CarMax Group, by the weighted average number of shares of Circuit City Group Common Stock outstanding and dilutive potential Circuit City Group Common Stock.

Basic net earnings (loss) per share attributed to CarMax Group Common Stock is computed by dividing net earnings (loss) attributed to CarMax Group Common Stock by the weighted average number of shares of CarMax Group Common Stock outstanding. Diluted net earnings per share attributed to CarMax Group Common Stock is computed by dividing net earnings attributed to CarMax Group Common Stock by the weighted average number of shares of CarMax Group Common Stock outstanding and dilutive potential CarMax Group Common Stock.

(P)  Stock-Based Compensation:

The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, “Accounting For Stock Issued to Employees,” and provides the pro forma disclosures of SFAS No. 123, “Accounting for Stock-Based Compensation.”

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Q)  Derivative Financial Instruments:

The Company enters into interest rate swap agreements to manage exposure to interest rates and to more closely match funding costs to the use of funding. Swaps entered into by a seller as part of a sale of financial assets are considered proceeds at fair value in the determination of the gain or loss on the sale. If such a swap were to be terminated, the impact on the fair value of the financial asset created by the sale of the related receivables would be estimated and included in earnings.

(R)  Risks and Uncertainties:

The Circuit City Group is a leading national retailer of brand-name consumer electronics, personal computers and entertainment software. The diversity of the Circuit City Group’s products, customers, suppliers and geographic operations reduces the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition, sources of supply or markets. It is unlikely that any one event would have a severe impact on the Company’s operating results.

The CarMax Group is a used- and new-car retail business. The diversity of the CarMax Group’s customers and suppliers reduces the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition or sources of supply. However, because of the CarMax Group’s limited overall size, management cannot assure that unanticipated events will not have a negative impact on the Company.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(S)  Reclassifications:

Certain amounts in prior years have been reclassified to conform to classifications adopted in fiscal 2001.

3.    Business Acquisitions

The CarMax Group acquired the franchise rights and the related assets of one new-car dealership for an aggregate cost of $1.3 million in fiscal 2001, five new-car dealerships for an aggregate cost of $34.8 million in fiscal 2000 and four new-car dealerships for an aggregate cost of $49.6 million in fiscal 1999. These acquisitions were financed through available cash resources and, in fiscal 1999, the issuance of two promissory notes aggregating $8.0 million. Costs in excess of the fair value of the net tangible assets acquired (primarily inventory) have been recorded as goodwill and covenants not to compete. These acquisitions were accounted for under the purchase method and the results of the operations of each acquired franchise were included in the accompanying consolidated financial statements since the dates of acquisition. Unaudited pro-forma information related to these acquisitions is not included because the impact of these acquisitions on the accompanying consolidated financial statements is not material.

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.    Property and Equipment

Property and equipment, at cost, at February 28 or 29 is summarized as follows:

	2001	2000
	(Amounts in thousands)
Land and buildings (20 to 25 years)	$178,042	$180,422
Land held for sale	30,730	41,850
Land held for development	4,285	17,697
Construction in progress	58,659	69,388
Furniture, fixtures and equipment (3 to 8 years)	874,367	750,737
Leasehold improvements (10 to 15 years)	619,782	586,005
Capital leases, primarily buildings (20 years)	12,471	12,471

	1,778,336	1,658,570
Less accumulated depreciation and amortization	789,389	693,389

Property and equipment, net	$988,947	$965,181

Land held for development is land owned for future sites that are scheduled to open more than one year beyond the fiscal year reported.

5.    Debt

Long-term debt at February 28 or 29 is summarized as follows:

	2001	2000
	(Amounts in thousands)
Term loans	$230,000	$405,000
Industrial Development Revenue Bonds due through 2006 at various prime-based rates of interest ranging from 5.5% to 6.7%	4,400	5,419
Obligations under capital leases [NOTE 10]	12,049	12,416
Note payable	2,076	3,750

Total long-term debt	248,525	426,585
Less current installments	132,388	177,344

Long-term debt, excluding current installments	$116,137	$249,241

In July 1994, the Company entered into a seven-year, $100,000,000 unsecured bank term loan. The loan was restructured in August 1996 as a $100,000,000, six-year unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.40 percent. At February 28, 2001, the interest rate on the term loan was 5.97 percent.

In May 1995, the Company entered into a five-year, $175,000,000 unsecured bank term loan. As scheduled, the Company used existing working capital to repay this term loan in May 2000.

In June 1996, the Company entered into a five-year, $130,000,000 unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.35 percent. At February 28, 2001, the interest rate on the term loan was 5.73 percent. This term loan is due in June 2001 and was classified as a current liability at February 28, 2001. Although the Company has the ability to refinance this loan, it intends to repay the debt using existing working capital.

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company maintains a multi-year, $150,000,000 unsecured revolving credit agreement with four banks. The agreement calls for interest based on both committed rates and money market rates and a commitment fee of 0.18 percent per annum. The agreement was entered into as of August 31, 1996, and terminates August 31, 2002. No amounts were outstanding under the revolving credit agreement at February 28, 2001, or February 29, 2000.

The Industrial Development Revenue Bonds are collateralized by land, buildings and equipment with an aggregate carrying value of approximately $6,243,000 at February 28, 2001, and $8,404,000 at February 29, 2000.

Note payable constitutes a four-year, unsecured $5,000,000 promissory note. Principal is due annually with interest payable periodically at 8.25 percent.

The scheduled aggregate annual principal payments on long-term obligations for the next five fiscal years are as follows: 2002—$132,388,000; 2003—$102,073,000; 2004—$1,410,000; 2005—$2,521,000; 2006—$1,083,000.

Under certain of the debt agreements, the Company must meet financial covenants relating to minimum tangible net worth, current ratios and debt-to-capital ratios. The Company was in compliance with all such covenants at February 28, 2001, and February 29, 2000.

Short-term debt is funded through committed lines of credit and informal credit arrangements, as well as the revolving credit agreement. Amounts outstanding and committed lines of credit available are as follows:

	Years Ended February 28 or 29
	2001	2000
	(Amounts in thousands)
Average short-term debt outstanding	$56,065	$44,692
Maximum short-term debt outstanding	$365,275	$411,791
Aggregate committed lines of credit	$360,000	$370,000

The weighted average interest rate on the outstanding short-term debt was 6.8 percent during fiscal 2001, 5.6 percent during fiscal 2000 and 5.1 percent during fiscal 1999.

The Company capitalizes interest in connection with the construction of certain facilities and software developed or obtained for internal use. Interest capitalized amounted to $2,121,000 in fiscal 2001, $3,420,000 in fiscal 2000 and $5,423,000 in fiscal 1999.

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.    Income Taxes

The Company files a consolidated federal income tax return. The components of the provision for income taxes on earnings from continuing operations are as follows:

	Years Ended February 28 or 29
	2001	2000	1999
	(Amounts in thousands)
Current:
Federal	$69,832	$140,119	$99,228
State	10,167	17,756	13,148

	79,999	157,875	112,376

Deferred:
Federal	17,999	41,762	16,718
State	557	1,291	517

	18,556	43,053	17,235

Provision for income taxes	$98,555	$200,928	$129,611

The effective income tax rate differed from the federal statutory income tax rate as follows:

	Years Ended February 28 or 29
	2001	2000	1999
	(Amounts in thousands)
Federal statutory income tax rate	35%	35%	35%
State and local income taxes, net of federal benefit	3%	3%	3%

Effective income tax rate	38%	38%	38%

In accordance with SFAS No. 109, the tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities at February 28 or 29 are as follows:

	2001	2000
	(Amounts in thousands)
Deferred tax assets:
Inventory	$—	$2,609
Accrued expenses	48,126	33,484
Other	7,546	7,476

Total gross deferred tax assets	55,672	43,569

Deferred tax liabilities:
Depreciation and amortization	46,338	51,035
Deferred revenue	32,825	29,656
Securitized receivables	51,519	18,988
Inventory	16,376	—
Prepaid expenses	12,417	26,111
Other	3,625	6,651

Total gross deferred tax liabilities	163,100	132,441

Net deferred tax liability	$107,428	$88,872

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Based on the Company’s historical and current pretax earnings, management believes the amount of gross deferred tax assets will more likely than not be realized through future taxable income; therefore, no valuation allowance is necessary.

7.    Associate Benefit and Stock Incentive Plans

(A)  401(k) Plan:

Effective August 1, 1999, the Company began sponsoring a 401(k) Plan for all employees meeting certain eligibility criteria. Under the Plan, eligible employees can contribute up to 15 percent of their salaries, and the Company matches a portion of those associate contributions. The Company’s expense for this plan was $4,682,000 in fiscal 2001 and $2,475,000 in fiscal 2000.

(B)  Preferred Stock:

In conjunction with the Company’s Shareholders Rights Plan as amended and restated, preferred stock purchase rights were distributed as a dividend at the rate of one right for each share of Circuit City Group Common Stock and CarMax Group Common Stock. The rights are exercisable only upon the attainment of, or the commencement of a tender offer to attain, a specified ownership interest in the Company by a person or group. When exercisable, each Circuit City right would entitle shareholders to buy one eight-hundredth of a share of Cumulative Participating Preferred Stock, Series E, $20 par value, at an exercise price of $125 per share subject to adjustment. Each CarMax right, when exercisable, would entitle shareholders to buy one four-hundredth of a share of Cumulative Participating Preferred Stock, Series F, $20 par value, at an exercise price of $100 per share subject to adjustment. A total of 1,000,000 shares of such preferred stock, which have preferential dividend and liquidation rights, have been designated. No such shares are outstanding. In the event that an acquiring person or group acquires the specified ownership percentage of the Company’s common stock (except pursuant to a cash tender offer for all outstanding shares determined to be fair by the board of directors) or engages in certain transactions with the Company after the rights become exercisable, each right will be converted into a right to purchase, for half the current market price at that time, shares of the related Group stock valued at two times the exercise price. The Company also has 1,000,000 shares of undesignated preferred stock authorized of which no shares are outstanding.

(C)  Voting Rights:

The holders of both series of common stock and any series of preferred stock outstanding and entitled to vote together with the holders of common stock will vote together as a single voting group on all matters on which common shareholders generally are entitled to vote other than a matter on which the common stock or either series thereof or any series of preferred stock would be entitled to vote as a separate voting group. On all matters on which both series of common stock would vote together as a single voting group, (i) each outstanding share of Circuit City Group Common Stock shall have one vote and (ii) each outstanding share of CarMax Group Common Stock shall have a number of votes based on the weighted average ratio of the market value of a share of CarMax Group Common Stock to a share of Circuit City Group Common Stock. If shares of only one series of common stock are outstanding, each share of that series shall be entitled to one vote. If either series of common stock is entitled to vote as a separate voting group with respect to any matter, each share of that series shall, for purposes of such vote, be entitled to one vote on such matter.

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(D)  Restricted Stock:

The Company has issued restricted stock under the provisions of the 1994 Stock Incentive Plan whereby management and key employees are granted restricted shares of Circuit City Group Common Stock or CarMax Group Common Stock. Shares are awarded in the name of the employee, who has all the rights of a shareholder, subject to certain restrictions or forfeitures. Restrictions on the awards generally expire three to seven years from the date of grant. Total restricted stock awards of 1,483,358 shares of Circuit City Group Common Stock were granted to eligible employees in fiscal 2001. Approximately 1,047,000 of those shares were granted as a one-for-one replacement for cancelled options that were originally granted on June 13, 2000. Options held by senior management were excluded from this replacement grant. Approximately 782,000 of those shares vest two-and-one-half years from the date of grant and approximately 265,000 shares vest four to five years from the grant date with accelerated vesting if certain performance factors are met. The market value at the date of grant of all shares granted has been recorded as unearned compensation and is a component of stockholders’ equity. Unearned compensation is expensed over the restriction periods. In fiscal 2001, a total of $11,364,700 was charged to operations ($12,095,900 in fiscal 2000 and $9,167,700 in fiscal 1999). As of February 28, 2001, 2,364,051 restricted shares of Circuit City Group Common Stock and 56,667 restricted shares of CarMax Group Common Stock were outstanding.

(E)  Employee Stock Purchase Plans:

The Company has Employee Stock Purchase Plans for all employees meeting certain eligibility criteria. Under the Circuit City Group Plan and the CarMax Group Plan, eligible employees may purchase shares of Circuit City Group Common Stock or CarMax Group Common Stock, subject to certain limitations. For each $1.00 contributed by employees under the Plans, the Company matches $0.15. Purchases are limited to 10 percent of an employee’s eligible compensation, up to a maximum of $7,500 per year. At February 28, 2001, a total of 2,501,731 shares remained available under the Circuit City Group Plan and 581,599 shares remained available under the CarMax Group Plan. During fiscal 2001, 862,315 shares of Circuit City Group Common Stock were issued to or purchased on the open market for employees (501,984 shares in fiscal 2000 and 858,710 shares in fiscal 1999), and 477,094 shares of CarMax Group Common Stock were issued to or purchased on the open market on behalf of employees (580,000 in fiscal 2000 and 268,532 in fiscal 1999). The average price per share of Circuit City Group Common Stock purchased under the Plan was $29.93 in fiscal 2001, $41.70 in fiscal 2000 and $21.69 in fiscal 1999. The average price per share of CarMax Group Common Stock purchased under the Plan was $4.18 in fiscal 2001, $3.68 in fiscal 2000 and $7.56 in fiscal 1999. The Company match or purchase price discount totaled $2,766,500 in fiscal 2001, $2,903,800 in fiscal 2000 and $2,984,500 in fiscal 1999.

(F)  Stock Incentive Plans:

Under the Company’s stock incentive plans, nonqualified stock options may be granted to management, key employees and outside directors to purchase shares of Circuit City Group Common Stock or CarMax Group Common Stock. The exercise price for nonqualified options is equal to, or greater than, the market value at the date of grant. Options generally are exercisable over a period of from one to 10 years from the date of grant.

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the status of the Company’s stock options and changes during the years ended February 28, 2001, February 29, 2000, and February 28, 1999, are shown in Table 1. Table 2 summarizes information about stock options outstanding as of February 28, 2001.

TABLE 1

	2001		2000		1999
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
	(Shares in thousands)
Circuit City Group:
Outstanding at beginning of year	7,380	$25.07	8,894	$18.25	9,988	$16.00
Granted	4,280	34.80	1,564	40.75	1,080	21.17
Exercised	(1,526)	23.64	(2,864)	12.65	(2,008)	8.77
Cancelled	(1,414)	34.25	(214)	22.06	(166)	16.80

Outstanding at end of year	8,720	$28.60	7,380	$25.07	8,894	$18.25

Options exercisable at end of year	3,158	$21.86	1,258	$13.89	2,966	$12.02

CarMax Group:
Outstanding at beginning of year	3,324	$3.87	4,380	$1.77	4,822	$1.49
Granted	1,281	1.70	1,132	5.89	205	8.63
Exercised	(56)	0.22	(2,027)	0.22	(543)	0.22
Cancelled	(442)	4.67	(161)	6.94	(104)	10.54

Outstanding at end of year	4,107	$3.16	3,324	$3.87	4,380	$1.77

Options exercisable at end of year	1,943	$2.94	1,203	$2.54	1,566	$0.96

TABLE 2

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Pric	Number Exercisable	Weighted Average Exercise Price
	(Shares in thousands)
Circuit City Group:
$ 9.09 to 14.75	1,344	3.8	$14.10	879	$13.93
15.18 to 18.00	1,067	3.0	17.24	876	17.23
18.43 to 25.28	864	4.1	21.11	212	20.78
29.50	1,000	1.1	29.50	1,000	29.50
34.84 to 35.21	3,038	7.2	35.21	—	—
35.22 to 47.53	1,407	5.4	40.72	191	40.81

Total	8,720	4.9	$28.60	3,158	$21.86

CarMax Group:
$ 0.22	1,578	1.0	$0.22	1,338	$0.22
1.63	1,094	6.0	1.63	—	—
3.22 to 6.25	1,011	4.7	5.89	305	6.07
8.68 to 16.31	424	3.4	11.55	300	11.91

Total	4,107	3.5	$3.16	1,943	$2.94

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized. Had compensation cost been determined based on the fair value at the grant date consistent with the methods of SFAS No. 123, the net earnings and net earnings per share attributed to the Circuit City Group and the net earnings (loss) and net earnings (loss) per share attributed to the CarMax Group would have changed to the pro forma amounts indicated in the following table. In accordance with the transition provisions of SFAS No. 123, the pro forma amounts reflect options with grant dates subsequent to March 1, 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net earnings (loss) amounts presented because compensation cost is reflected over the options’ vesting periods and compensation cost of options granted prior to March 1, 1995, is not considered. The pro forma effect on fiscal year 2001 may not be representative of the pro forma effects on net earnings (loss) for future years.

	Years Ended February 28 or 29
	2001	2000	1999
	(Amounts in thousands except per share data)
Circuit City Group:
Earnings from continuing operations:
As reported	$149,247	$327,574	$216,927
Pro forma	136,957	319,337	211,025
Net earnings:
As reported	$149,247	$197,334	$148,381
Pro forma	136,957	189,097	142,479
Earnings per share from continuing operations:
Basic—as reported	$0.73	$1.63	$1.09
Basic—pro forma	0.67	1.59	1.06
Diluted—as reported	$0.73	$1.60	$1.08
Diluted—pro forma	0.67	1.56	1.05
Net earnings per share:
Basic—as reported	$0.73	$0.98	$0.75
Basic—pro forma	0.67	0.94	0.72
Diluted—as reported	$0.73	$0.96	$0.74
Diluted—pro forma	0.67	0.93	0.71
CarMax Group:
Net earnings (loss):
As reported	$11,555	$256	$(5,457)
Pro forma	11,345	75	(5,537)
Net earnings (loss) per share:
Basic—as reported	$0.45	$0.01	$(0.24)
Basic—pro forma	0.44	0.00	(0.24)
Diluted—as reported	$0.43	$0.01	$(0.24)
Diluted—pro forma	0.42	0.00	(0.24)

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the purpose of computing the pro forma amounts indicated above, the fair value of each option on the date of grant is estimated using the Black-Scholes option-pricing model. The weighted average assumptions used in the model are as follows:

	2001	2000	1999
Circuit City Group:
Expected dividend yield	0.2%	0.2%	0.4%
Expected stock volatility	49%	38%	33%
Risk-free interest rates	6%	6%	6%
Expected lives (in years)	5	5	5

CarMax Group:
Expected dividend yield	—	—	—
Expected stock volatility	71%	62%	50%
Risk-free interest rates	7%	6%	6%
Expected lives (in years)	4	4	3

Using these assumptions in the Black-Scholes model, the weighted average fair value of options granted for the Circuit City Group is $17 in fiscal 2001, $17 in fiscal 2000 and $8 in fiscal 1999; and for the CarMax Group, $1 in fiscal 2001, $3 in fiscal 2000 and $3 in fiscal 1999.

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.    Earnings (Loss) Per Share

Reconciliations of the numerator and denominator of basic and diluted earnings (loss) per share are presented below.

	Years Ended February 28 or 29
	2001	2000	1999
	(Amounts in thousands except per share data)
Circuit City Group:
Weighted average common shares	203,774	201,345	198,304
Dilutive potential common shares:
Options	885	2,145	1,700
Restricted stock	1,171	831	808

Weighted average common shares and dilutive potential common shares	205,830	204,321	200,812

Earnings from continuing operations available to common shareholders	$149,247	$327,574	$216,927

Basic earnings per share from continuing operations	$0.73	$1.63	$1.09

Diluted earnings per share from continuing operations	$0.73	$1.60	$1.08

CarMax Group:
Weighted average common shares	25,554	23,778	22,604
Dilutive potential common shares:
Options	1,332	1,814	—
Restricted stock	94	196	—

Weighted average common shares and dilutive potential common shares	26,980	25,788	22,604

Net earnings (loss) available to common shareholders	$11,555	$256	$(5,457)

Basic net earnings (loss) per share	$0.45	$0.01	$(0.24)

Diluted net earnings (loss) per share	$0.43	$0.01	$(0.24)

Certain options were outstanding and not included in the computation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the common shares. Options to purchase 8,469,700 shares of Circuit City Group Common Stock ranging from $14.75 to $47.53 per share were outstanding and not included in the calculation at the end of fiscal 2001; 2,900 shares ranging from $43.03 to $47.53 per share at the end of fiscal 2000; and 2,000,000 shares at $29.50 per share at the end of fiscal 1999. Options to purchase 1,357,200 shares of CarMax Group Common Stock ranging from $6.06 to $16.31 per share were outstanding and not included in the calculation at the end of fiscal 2001, and 1,685,400 shares ranging from $3.90 to $16.31 per share were not included at the end of fiscal 2000. Because the CarMax Group had a net loss in fiscal 1999, no dilutive potential shares of CarMax Group Common Stock were included in the calculation of diluted net loss per share.

9.    Pension Plans

The Company has a noncontributory defined benefit pension plan covering the majority of full-time employees who are at least age 21 and have completed one year of service. The cost of the program is being

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

funded currently. Plan benefits generally are based on years of service and average compensation. Plan assets consist primarily of equity securities and included 160,000 shares of Circuit City Group Common Stock at February 28, 2001, and February 29, 2000. Contributions were $15,733,000 in fiscal 2001, $12,123,000 in fiscal 2000 and $10,306,000 in fiscal 1999.

The following tables set forth the pension plan’s financial status and amounts recognized in the consolidated balance sheets as of February 28 or 29:

	2001	2000
	(Amounts in thousands)
Change in benefit obligation:
Benefit obligation at beginning of year	$113,780	$112,566
Service cost	14,142	14,678
Interest cost	9,045	7,557
Actuarial loss (gain)	21,776	(16,870)
Benefits paid	(2,994)	(4,151)

Benefit obligation at end of year	$155,749	$113,780

Change in plan assets:
Fair value of plan assets at beginning of year	$132,353	$95,678
Actual return on plan assets	(10,667)	28,703
Employer contributions	15,733	12,123
Benefits paid	(2,994)	(4,151)

Fair value of plan assets at end of year	$134,425	$132,353

Reconciliation of funded status:
Funded status	$(21,324)	$18,573
Unrecognized actuarial loss (gain)	16,961	(26,862)
Unrecognized transition asset	(202)	(404)
Unrecognized prior service benefit	(285)	(427)

Net amount recognized	$(4,850)	$(9,120)

The components of net pension expense are as follows:

	Years Ended February 28 or 29
	2001	2000	1999
	(Amounts in thousands)
Service cost	$14,142	$14,678	$11,004
Interest cost	9,045	7,557	6,202
Expected return on plan assets	(11,197)	(9,078)	(7,794)
Amortization of prior service cost	(142)	(134)	(105)
Amortization of transitional asset	(202)	(202)	(202)
Recognized actuarial (gain) loss	(183)	87	—

Net pension expense	$11,463	$12,908	$9,105

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assumptions used in the accounting for the pension plan were:

	Years Ended February 28 or 29
	2001	2000	1999
Weighted average discount rate	7.5%	8.0%	6.8%
Rate of increase in compensation levels	6.0%	6.0%	5.0%
Expected rate of return on plan assets	9.0%	9.0%	9.0%

The Company also has an unfunded nonqualified plan that restores retirement benefits for certain senior executives who are affected by Internal Revenue Code limitations on benefits provided under the Company’s Pension Plan. The projected benefit obligation under this plan was $10.4 million at February 28, 2001, and $6.6 million at February 29, 2000.

10.    Lease Commitments

The Company conducts a substantial portion of its business in leased premises. The Company’s lease obligations are based upon contractual minimum rates. For certain locations, amounts in excess of these minimum rates are payable based upon specified percentages of sales. Rental expense and sublease income for all operating leases are summarized as follows:

	Years Ended February 28 or 29
	2001	2000	1999
	(Amounts in thousands)
Minimum rentals	$341,122	$322,598	$296,706
Rentals based on sales volume	1,229	1,327	1,247
Sublease income	(15,333)	(16,425)	(14,857)

Net rental expense	$327,018	$307,500	$283,096

The Company computes rent based on a percentage of sales volumes in excess of defined amounts in certain store locations. Most of the Company’s other leases are fixed-dollar rental commitments, with many containing rent escalations based on the Consumer Price Index. Most provide that the Company pay taxes, maintenance, insurance and operating expenses applicable to the premises.

The initial term of most real property leases will expire within the next 20 years; however, most of the leases have options providing for additional lease terms of five to 25 years at terms similar to the initial terms.

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future minimum fixed lease obligations, excluding taxes, insurance and other costs payable directly by the Company, as of February 28, 2001, were:

Fiscal	Capital Leases	Operating Lease Commitments	Operating Sublease Income
	(Amounts in thousands)
2002	$1,725	$328,205	$(13,350)
2003	1,726	325,116	(12,638)
2004	1,768	322,072	(11,142)
2005	1,798	320,038	(10,193)
2006	1,807	317,279	(9,132)
After 2006	12,859	3,255,150	(34,437)

Total minimum lease payments	21,683	$4,867,860	$(90,892)

Less amounts representing interest	(9,634)

Present value of net minimum capital lease payments [Note 5]	$12,049

In fiscal 2001, the Company entered into sale-leaseback transactions with unrelated parties at an aggregate selling price of $61,526,000 ($36,795,000 in fiscal 2000 and $235,500,000 in fiscal 1999). The Company does not have continuing involvement under sale-leaseback transactions.

11.    Supplementary Financial Statement Information

Advertising expense from continuing operations, which is included in selling, general and administrative expenses in the accompanying consolidated statements of earnings, amounted to $467,786,000 (3.6 percent of net sales and operating revenues) in fiscal 2001, $438,781,000 (3.5 percent of net sales and operating revenues) in fiscal 2000 and $426,359,000 (3.9 percent of net sales and operating revenues) in fiscal 1999.

12.    Securitizations

(A)  Credit Card Securitizations:

The Company enters into securitization transactions, which allow for the sale of credit card receivables to unrelated entities, to finance the consumer revolving credit receivables generated by its finance operation. In these securitizations, the Company retains servicing rights and subordinated interests.

Private-label credit card receivables are financed through a master trust securitization program. During fiscal year 2001, a $300 million, five-year public securitization related to the private-label card matured and was paid off. The Company entered into a $275 million, three-year public securitization in fiscal 2001. As of February 28, 2001, the master trust securitization program had a capacity of $1.31 billion. The master trust agreement has no recourse provisions.

Bankcard receivables also are financed through a master trust securitization program. Provisions under the master trust agreement provide recourse to the Company for any cash flow deficiencies on $188 million of the receivables sold. The Company believes that as of February 28, 2001, no liability existed under the recourse provisions. The bankcard securitization program had a total program capacity of $1.94 billion as of February 28, 2001.

At February 28, 2001, the total principal amount of loans managed or securitized was $2,799 million. Of the total loans, the principal amount of loans securitized was $2,754 million and the principal amount of loans held

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

for sale was $45 million. The principal amount of loans that were 31 days or more delinquent was $192.3 million at February 28, 2001. The credit losses net of recoveries were $229.9 million for fiscal 2001.

The Company receives annual servicing compensation approximating 2 percent of the outstanding principal loan balance of the receivables and retains the rights to future cash flows arising after the investors in the securitization trusts have received the return for which they contracted. The servicing fees specified in the credit card securitization agreements adequately compensate the finance operation for servicing the securitized assets. Accordingly, no servicing asset or liability has been recorded.

The table below summarizes certain cash flows received from and paid to securitization trusts:

Year Ended
February 28, 2001
(Amounts in thousands)
Proceeds from new securitizations	$1,092,500
Proceeds from collections reinvested in previous credit card securitizations	$1,730,511
Servicing fees received	$52,044
Other cash flows received on retained interests*	$173,775

*
This amount represents total cash flows received from retained interests by the transferor other than servicing fees, including cash flows from interest-only strips and cash above the minimum required level in cash collateral accounts.

In determining the fair value of retained interests, the Company estimates future cash flows using management’s best estimates of key assumptions such as finance charge income, default rates, payment rates, forward yield curves and discount rates. The Company employs a risk-based pricing strategy that increases the stated annual percentage rate for accounts that have a higher predicted risk of default. Accounts with a lower risk profile also may qualify for promotional financing.

Rights recorded for future finance income from serviced assets that exceed the contractually specified servicing fees are carried at fair value and amounted to $131.0 million at February 28, 2001, and are included in net accounts receivable. Gains on sales of $182.6 million were recorded in fiscal 2001.

The fair value of retained interests at February 28, 2001, was $246.1 million with a weighted-average life ranging from 0.4 years to 3 years. The following table shows the key economic assumptions used in measuring the fair value of retained interests at February 28, 2001, and a sensitivity analysis showing the hypothetical effect on the fair value of those interests when there are unfavorable variations from the assumptions used. Key economic assumptions at February 28, 2001, are not materially different than assumptions used to measure the fair value of retained interests at the time of securitization. These sensitivities are hypothetical and should be used with caution. In this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

	Assumptions Used (Annual)	Impact on Fair Value of 10% Adverse Change	Impact on Fair Value of 20% Adverse Change
	(Dollar amounts in thousands)
Payment rate	7.1-11.3%	$10,592	$20,107
Default rate	7.0-14.3%	$21,159	$42,318
Discount rate	10.0-15.0%	$2,973	$5,892

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(B)  Automobile Loan Securitizations:

The Company also has an asset securitization program, operated through a special purpose subsidiary on behalf of the CarMax Group, to finance the consumer installment credit receivables generated by its automobile loan finance operation. This automobile loan securitization program had a total program capacity of $450 million as of February 28, 2001, with no recourse provisions. In October 1999, the Company formed a second securitization facility that allowed for a $644 million securitization of automobile loan receivables in the public market. Because of the amortization of the automobile loan receivables and corresponding securities in this facility, the program had a capacity of $329 million as of February 28, 2001, with no recourse provisions. In January 2001, the Company sold $655 million of receivables in the public market through an additional owner trust structure. The program had a capacity of $655 million as of February 28, 2001, with no recourse provisions. In these securitizations, the Company retains servicing rights and subordinated interests. The Company’s retained interests are subject to credit and prepayment risks on the transferred financial assets.

At February 28, 2001, the total principal amount of loans managed or securitized was $1,296 million. Of the total loans, the principal amount of loans securitized was $1,284 million and the principal amount of loans held for sale or investment was $12 million. The principal amount of loans that were 31 days or more delinquent was $18.1 million at February 28, 2001. The credit losses net of recoveries were $7.2 million for fiscal 2001.

The Company receives annual servicing fees approximating 1 percent of the outstanding principal balance of the securitized automobile loans and rights to future cash flows arising after the investors in the securitization trust have received the return for which they contracted. The servicing fees specified in the automobile loan securitization agreements adequately compensates the finance operation for servicing the accounts. Accordingly, no servicing asset or liability has been recorded.

The table below summarizes certain cash flows received from and paid to securitization trusts:

Year Ended February 28, 2001
(Amounts in thousands)
Proceeds from new securitizations	$619,525
Proceeds from collections reinvested in previous automobile loan securitizations	$313,827
Servicing fees received	$10,474
Other cash flows received on retained interests*	$39,265

*
This amount represents total cash flows received from retained interests by the transferor other than servicing fees, including cash flows from interest-only strips and cash above the minimum required level in cash collateral accounts.

In determining the fair value of retained interests, the Company estimates future cash flows using management’s best estimates of key assumptions such as finance charge income, default rates, prepayment rates and discount rates. The Company employs a risk-based pricing strategy that increases the stated annual percentage rate for accounts that have a higher predicted risk of default. Accounts with a lower risk profile also may qualify for promotional financing.

Rights recorded for future finance income from serviced assets that exceed the contractually specified servicing fees are carried at fair value and amounted to $42.0 million at February 28, 2001, and are included in net accounts receivable. Gains of $35.4 million on sales were recorded in fiscal 2001.

The fair value of retained interests at February 28, 2001, was $74.1 million with a weighted-average life ranging from 1.5 years to 1.8 years. The table below shows the key economic assumptions used in measuring the fair value of retained interests at February 28, 2001, and a sensitivity analysis showing the hypothetical effect on

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the fair value of those interests when there are unfavorable variations from the assumptions used. Key economic assumptions at February 28, 2001, are not materially different than assumptions used to measure the fair value of retained interests at the time of securitization. These sensitivities are hypothetical and should be used with caution. In this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

	Assumptions Used (Annual)	Impact on Fair Value of 10% Adverse Change	Impact on Fair Value of 20% Adverse Change
	(Dollar amounts in thousands)
Prepayment speed	1.5-1.6%	$1,840	$3,864
Default rate	1.0-1.2%	$1,471	$3,050
Discount rate	12.0%	$890	$1,786

13.    Interest Rate Swaps

The Company enters into amortizing swaps relating to automobile loan receivable securitizations to convert variable-rate financing costs to fixed-rate obligations to better match funding costs to the receivables being securitized. The Company entered into nine 40-month amortizing swaps with notional amounts totaling approximately $735 million in fiscal 2001, four 40-month amortizing swaps with notional amounts totaling approximately $344 million in fiscal 2000 and four 40-month amortizing swaps with notional amounts totaling approximately $387 million in fiscal 1999. These swaps were entered into as part of sales of receivables and are included in the gain or loss on sales of receivables. The remaining total notional amount of all swaps related to the automobile loan receivable securitizations was approximately $299 million at February 28, 2001, $327 million at February 29, 2000, and $499 million at February 28, 1999. The reduction in the total notional amount of the CarMax interest rate swaps in fiscal 2001 and in fiscal 2000 relates to the replacement of floating-rate securitizations with a $655 million fixed-rate securitization in January 2001 and a $644 million fixed-rate securitization in October 1999.

The market and credit risks associated with interest rate swaps are similar to those relating to other types of financial instruments. Market risk is the exposure created by potential fluctuations in interest rates and is directly related to the product type, agreement terms and transaction volume. The Company does not anticipate significant market risk from swaps, because their use is to more closely match funding costs to the use of the funding. Credit risk is the exposure to nonperformance of another party to an agreement. The Company mitigates credit risk by dealing with highly rated counterparties.

14.    Contingent Liabilities

In the normal course of business, the Company is involved in various legal proceedings. Based upon the Company’s evaluation of the information presently available, management believes that the ultimate resolution of any such proceedings will not have a material adverse effect on the Company’s financial position, liquidity or results of operations.

15.    Appliance Exit Costs

On July 25, 2000, the Company announced plans to exit the major appliance category to expand its selection of key consumer electronics and home office products in all Circuit City Superstores. This decision reflected significant sales weakness and increased competition in the major appliance category and management’s earnings expectations for these other products. To exit the appliance business, the Company closed six distribution centers and seven service centers in fiscal 2001 and expects to close two distribution centers and one service center by July 31, 2001. The majority of these properties are leased. The Company is in the process of marketing these properties to be subleased. Circuit City maintains control over its in-home major appliance repair

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

business, although repairs are subcontracted to an unrelated third party. In the second quarter of fiscal 2001, the Company recorded appliance exit costs of $30 million. Most of these expenses are included in cost of sales, buying and warehousing on the statement of earnings for fiscal 2001. There were no adjustments to the exit costs as of February 28, 2001.

Approximately 850 employees have been terminated and approximately 100 employees will be terminated as locations close or consolidate. These reductions were mainly in the service, distribution and merchandising functions. Because severance is being paid to employees on a bi-weekly schedule based on years of service, cash payments lag job eliminations. The exit costs also include $17.8 million for lease termination costs and $5.0 million, net of salvage value, for the write-down of fixed assets.

	Total Exit Costs	Expenses Paid or Assets Written Off	Liability at February 28, 2001
	(Amounts in millions)
Lease termination costs	$17.8	$1.8	$16.0
Fixed asset write-downs	5.0	5.0	—
Employee termination benefits	4.4	2.2	2.2
Other	2.8	2.8	—

Appliance exit costs	$30.0	$11.8	$18.2

16.    Discontinued Operations

On June 16, 1999, Digital Video Express announced that it would cease marketing the Divx home video system and discontinue operations, but that existing, registered customers would be able to view discs during a two-year phase-out period. The operating results of Divx and the loss on disposal of the Divx business have been segregated from continuing operations and reported as separate line items, after taxes, on the consolidated statements of earnings for the periods presented. Discontinued operations also have been segregated on the consolidated statements of cash flows for the periods presented. However, Divx is not segregated on the consolidated balance sheets.

For fiscal 2001, the discontinued Divx operations had no impact on the net earnings of Circuit City Stores, Inc. The loss from the discontinued Divx operations totaled $16.2 million after an income tax benefit of $9.9 million in fiscal 2000 and $68.5 million after an income tax benefit of $42.0 million in fiscal 1999. The loss on the disposal of the Divx business totaled $114.0 million after an income tax benefit of $69.9 million in fiscal 2000. The loss on the disposal includes a provision for operating losses to be incurred during the phase-out period. It also includes provisions for commitments under licensing agreements with motion picture distributors, the write-down of assets to net realizable value, lease termination costs, employee severance and benefit costs and other contractual commitments.

The net liabilities of the discontinued Divx operations reflected in the accompanying consolidated balance sheets as of February 28 or 29 are comprised of the following:

	2001	2000
	(Amounts in thousands)
Current assets	$8	$612
Property and equipment, net	—	513
Other assets	324	—
Current liabilities	(27,522)	(32,650)
Other liabilities	(14,082)	(35,291)

Net liabilities of discontinued operations	$(41,272)	$(66,816)

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17.    Operating Segment Information

The Company conducts business in two operating segments: Circuit City and CarMax. These segments are identified and managed by the Company based on the different products and services offered by each. Circuit City refers to the retail operations bearing the Circuit City name and to all related operations, such as its finance operation. This segment is engaged in the business of selling brand-name consumer electronics, personal computers and entertainment software. CarMax refers to the used- and new-car retail locations bearing the CarMax name and to all related operations, such as its finance operation. Financial information for these segments for fiscal 2001, 2000 and 1999 are shown in Table 3.

TABLE 3

	Circuit City	CarMax	Total Segments
2001	(Amounts in thousands)
Revenues from external customers	$10,458,037	$2,500,991	$12,959,028
Interest expense	7,273	12,110	19,383
Depreciation and amortization	126,297	26,793	153,090
Earnings from continuing operations before income taxes	185,875	73,482	259,357
Provision for income taxes	70,637	27,918	98,555
Earnings from continuing operations	115,238	45,564	160,802
Total assets	$3,160,048	$710,953	$3,871,001

	Circuit City	CarMax	Total Segments
2000	(Amounts in thousands)
Revenues from external customers	$10,599,406	$2,014,984	$12,614,390
Interest expense	13,844	10,362	24,206
Depreciation and amortization	132,923	15,241	148,164
Earnings from continuing operations before income taxes	526,955	1,803	528,758
Provision for income taxes	200,243	685	200,928
Earnings from continuing operations	326,712	1,118	327,830
Total assets	$3,278,728	$675,495	$3,954,223

	Circuit City	CarMax	Total Segments
1999	(Amounts in thousands)
Revenues from external customers	$9,344,170	$1,466,298	$10,810,468
Interest expense	21,926	6,393	28,319
Depreciation and amortization	119,724	10,003	129,727
Earnings (loss) from continuing operations before income taxes	379,630	(38,549)	341,081
Income tax provision (benefit)	144,646	(15,035)	129,611
Earnings (loss) from continuing operations	234,984	(23,514)	211,470
Total assets	$2,816,954	$571,198	$3,388,152

Earnings from continuing operations and total assets for Circuit City on this table exclude: (1) the Inter-Group Interest in CarMax and (2) the discontinued Divx operations as discussed in Note 16.

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18.    Quarterly financial data (Unaudited)

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Year
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
	(Amounts in thousands except per share data)
Net sales and operating revenues	$3,074,851	$2,690,982	$3,179,781	$2,958,394	$2,887,269	$2,984,607	$3,817,127	$3,980,407	$12,959,028	$12,614,390
Gross profit	$683,262	$602,727	$673,465	$668,283	$582,128	$670,910	$856,467	$920,637	$2,795,322	$2,862,557

Net earnings (loss) attributed to:
Circuit City Group Common Stock:
Continuing operations	$57,123	$41,398	$55,341	$73,692	$(64,407)	$52,335	$101,190	$160,149	$149,247	$327,574
Discontinued operations	$—	$(130,240)	$—	$—	$—	$—	$—	$—	$—	$(130,240)
CarMax Group Common Stock	$3,535	$646	$4,126	$775	$1,920	$(757)	$1,974	$(408)	$11,555	$256

Net earnings (loss) per share attributed to:
Circuit City Group Common Stock:
Basic:
Continuing operations	$0.28	$0.21	$0.27	$0.37	$(0.32)	$0.26	$0.50	$0.79	$0.73	$1.63
Discontinued operations	$—	$(0.65)	$—	$—	$—	$—	$—	$—	$—	$(0.65)

Net earnings (loss)	$0.28	$(0.44)	$0.27	$0.37	$(0.32)	$0.26	$0.50	$0.79	$0.73	$0.98

Diluted:
Continuing operations	$0.28	$0.20	$0.27	$0.36	$(0.32)	$0.26	$0.49	$0.78	$0.73	$1.60
Discontinued operations	$—	$(0.64)	$—	$—	$—	$—	$—	$—	$—	$(0.64)
Net earnings (loss)	$0.28	$(0.44)	$0.27	$0.36	$(0.32)	$0.26	$0.49	$0.78	$0.73	$0.96

CarMax Group Common Stock:
Basic	$0.14	$0.03	$0.16	$0.03	$0.08	$(0.03)	$0.08	$(0.02)	$0.45	$0.01
Diluted	$0.13	$0.03	$0.15	$0.03	$0.07	$(0.03)	$0.07	$(0.02)	$0.43	$0.01

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders of Circuit City Stores, Inc.:

We have audited the accompanying consolidated balance sheets of Circuit City Stores, Inc. and subsidiaries as of February 28, 2001 and February 29, 2000 and the related consolidated statements of earnings, stockholders’ equity and cash flows for each of the fiscal years in the three-year period ended February 28, 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Circuit City Stores, Inc. and subsidiaries as of February 28, 2001 and February 29, 2000 and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended February 28, 2001 in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Richmond, Virginia
April 2, 2001

CIRCUIT CITY STORES, INC.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

Description	Balance at Beginning of Year	Charged to Income	Charge-offs less Recoveries	Balance at End of Year
	(Amounts in thousands)
Year ended February 28, 1999:
Allowance for doubtful accounts	$18,306	$3,918	$(5,942)	$16,282

Year ended February 29, 2000:
Allowance for doubtful accounts	$16,282	$8,853	$(6,822)	$18,313

Year ended February 28, 2001:
Allowance for doubtful accounts	$18,313	$13,581	$(22,922)	$8,972

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders of Circuit City Stores, Inc.:

Under the date of April 2, 2001, we reported on the consolidated balance sheets of Circuit City Stores, Inc. and subsidiaries (the Company) as of February 28, 2001 and February 29, 2000, and the related consolidated statements of earnings, stockholders’ equity and cash flows for each of the fiscal years in the three-year period ended February 28, 2001, which are included in this proxy statement/prospectus. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related Circuit City Stores, Inc. financial statement schedule included in this proxy statement/prospectus. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement schedule based on our audit.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Richmond, Virginia
April 2, 2001

CIRCUIT CITY STORES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Three Months Ended November 30,		Nine Months Ended November 30,
	2001	2000	2001	2000
	(Amounts in thousands except per share data)
Net sales and operating revenues	$3,054,232	$2,887,269	$8,620,621	$9,141,901
Cost of sales, buying and warehousing	2,412,055	2,305,141	6,807,021	7,174,720
Appliance exit costs	—	—	—	28,326

Gross profit	642,177	582,128	1,813,600	1,938,855

Selling, general and administrative expenses	597,051	677,853	1,712,510	1,829,357
Appliance exit costs	—	—	—	1,670
Interest expense	474	5,061	5,120	14,865

Total expenses	597,525	682,914	1,717,630	1,845,892

Earnings (loss) before income taxes	44,652	(100,786)	95,970	92,963
Income tax provision (benefit)	16,964	(38,299)	36,465	35,325

Net earnings (loss)	$27,688	$(62,487)	$59,505	$57,638

Net earnings (loss) attributed to:
Circuit City Group Common Stock	$21,134	$(64,407)	$38,091	$48,057
CarMax Group Common Stock	6,554	1,920	21,414	9,581

	$27,688	$(62,487)	$59,505	$57,638

Weighted average common shares:
Circuit City Group:
Basic	205,571	204,079	205,278	203,569

Diluted	206,639	204,079	206,350	205,651

CarMax Group:
Basic	36,292	25,570	30,681	25,546

Diluted	38,316	27,020	32,661	26,965

Net earnings (loss) per share attributed to:
Circuit City Group Common Stock:
Basic	$0.10	$(0.32)	$0.19	$0.24

Diluted	$0.10	$(0.32)	$0.18	$0.23

CarMax Group Common Stock:
Basic	$0.18	$0.08	$0.70	$0.38

Diluted	$0.17	$0.07	$0.66	$0.36

Dividends paid per share:
Circuit City Group Common Stock	$0.0175	$0.0175	$0.0525	$0.0525

CarMax Group Common Stock	$—	$—	$—	$—

See accompanying notes to consolidated financial statements.

CIRCUIT CITY STORES, INC.

CONSOLIDATED BALANCE SHEETS

	Nov. 30, 2001	Feb. 28, 2001
	(Unaudited)
	(Amounts in thousands except share data)
ASSETS
Current assets:
Cash and cash equivalents	$709,914	$446,131
Net accounts receivable	700,713	585,761
Inventory	2,500,678	1,757,664
Prepaid expenses and other current assets	66,082	57,623

Total current assets	3,977,387	2,847,179
Property and equipment, net	861,059	988,947
Other assets	33,227	35,207

TOTAL ASSETS	$4,871,673	$3,871,333

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current installments of long-term debt	$102,469	$132,388
Accounts payable	1,765,244	902,560
Short-term debt	2,591	1,200
Accrued expenses and other current liabilities	177,432	162,972
Deferred income taxes	142,045	92,479

Total current liabilities	2,189,781	1,291,599
Long-term debt, excluding current installments	15,212	116,137
Deferred revenue and other liabilities	88,493	92,165
Deferred income taxes	9,194	14,949

TOTAL LIABILITIES	2,302,680	1,514,850

Stockholders’ equity:
Circuit City Group Common Stock, $0.50 par value; 350,000,000 shares authorized; 208,440,080 shares issued and outstanding as of November 30, 2001	104,220	103,510
CarMax Group Common Stock, $0.50 par value; 175,000,000 shares authorized; 36,416,191 shares issued and outstanding as of November 30, 2001	18,208	12,820
Capital in excess of par value	800,649	642,838
Retained earnings	1,645,916	1,597,315

TOTAL STOCKHOLDERS’ EQUITY	2,568,993	2,356,483

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$4,871,673	$3,871,333

See accompanying notes to consolidated financial statements.

CIRCUIT CITY STORES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Nine Months Ended November 30,
	2001	2000
	(Amounts in thousands)
OPERATING ACTIVITIES:
Net earnings	$59,505	$57,638
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities of continuing operations:
Depreciation and amortization	129,408	105,648
Loss (gain) on sales of property and equipment	7,255	(2,630)
Deferred income taxes	43,811	182
Changes in operating assets and liabilities, net of effects from business acquisitions:
(Increase) decrease in net accounts receivable	(114,952)	28,464
Increase in inventory	(743,014)	(963,431)
Increase in prepaid expenses and other current assets	(8,456)	(86,293)
(Increase) decrease in other assets	(121)	1,286
Increase in accounts payable, accrued expenses and other current liabilities	888,730	529,290
Increase (decrease) in deferred revenue and other liabilities	11,036	(3,684)

Net cash provided by (used in) operating activities of continuing operations	273,202	(333,530)

INVESTING ACTIVITIES:
Cash used in business acquisitions	—	(1,325)
Purchases of property and equipment	(137,290)	(244,027)
Proceeds from sales of property and equipment	130,564	86,327

Net cash used in investing activities of continuing operations	(6,726)	(159,025)

FINANCING ACTIVITIES:
Proceeds from issuance of short-term debt, net	1,391	148,381
Principal payments on long-term debt	(130,844)	(176,126)
Issuances of Circuit City Group Common Stock, net	20,650	32,497
Issuances of CarMax Group Common Stock, net	1,055	129
Proceeds from CarMax Group Common Stock offering, net	139,633	—
Dividends paid on Circuit City Group Common Stock	(10,904)	(10,750)

Net cash provided by (used in) financing activities of continuing operations	20,981	(5,869)

Cash used in discontinued operations	(23,674)	(23,641)

Increase (decrease) in cash and cash equivalents	263,783	(522,065)
Cash and cash equivalents at beginning of year	446,131	643,933

Cash and cash equivalents at end of period	$709,914	$121,868

See accompanying notes to consolidated financial statements.

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Basis of Presentation

The common stock of Circuit City Stores, Inc. (the “Company”) consists of two common stock series that are intended to reflect the performance of the Company’s two businesses. The Circuit City Group Common Stock is intended to reflect the performance of the Circuit City store-related operations, the shares of CarMax Group Common Stock reserved for the Circuit City Group or for issuance to holders of Circuit City Group Common Stock and the Company’s investment in Digital Video Express, which has been discontinued (see Note 8). The CarMax Group Common Stock is intended to reflect the performance of the CarMax Group’s operations. The reserved CarMax Group shares are not outstanding CarMax Group Common Stock. Any net earnings attributed to the reserved CarMax Group shares are not included in the CarMax Group’s earnings per share calculations. As of November 30, 2001, 65,923,200 shares of CarMax Group Common Stock were reserved for the Circuit City Group or for issuance to holders of Circuit City Group Common Stock. The reserved CarMax Group shares represented 64.4 percent of the total outstanding and reserved shares, excluding shares reserved for CarMax employees’ stock incentive plans, of CarMax Group Common Stock at November 30, 2001, and 74.6 percent at both February 28, 2001, and November 30, 2000. The Company allocates to the Circuit City Group the portion of the net earnings of the CarMax Group attributed to the reserved CarMax Group shares. The terms of each series of common stock are discussed in detail in the Company’s Form 8-A registration statement on file with the Securities and Exchange Commission.

Notwithstanding the attribution of the Company’s assets and liabilities, including contingent liabilities, and stockholders’ equity between the Circuit City Group and the CarMax Group for the purposes of preparing the financial statements, holders of Circuit City Group Common Stock and holders of CarMax Group Common Stock are shareholders of the Company and continue to be subject to all of the risks associated with an investment in the Company and all of its businesses, assets and liabilities. Such attribution and the equity structure of the Company do not affect title to the assets or responsibility for the liabilities of the Company or any of its subsidiaries. Neither shares of CarMax Group Common Stock nor shares of Circuit City Group Common Stock represent a direct equity or legal interest solely in the assets and liabilities allocated to a particular group. Instead, those shares represent direct equity and legal interests in the assets and liabilities of the Company. The results of operations or financial condition of one group could affect the results of operations or financial condition of the other group. Net losses of either group and dividends or distributions on, or repurchases of, Circuit City Group Common Stock or CarMax Group Common Stock will reduce funds legally available for dividends on, or repurchases of, both stocks. Accordingly, the Company’s consolidated financial statements included in this report should be read in conjunction with the financial statements of each group and the Company’s SEC filings.

2.    Accounting Policies

The consolidated financial statements of the Company conform to accounting principles generally accepted in the United States of America. The interim period financial statements are unaudited; however, in the opinion of management, all adjustments, which consist only of normal, recurring adjustments, necessary for a fair presentation of the interim consolidated financial statements have been included. The fiscal year-end balance sheet data was derived from the audited financial statements included in the Company’s fiscal 2001 Annual Report on Form 10-K.

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.    Net Earnings (Loss) per Share

Reconciliations of the numerator and denominator of the basic and diluted net earnings (loss) per share calculations are presented below.

	Three Months Ended November 30,		Nine Months Ended November 30,
	2001	2000	2001	2000
	(Amounts in thousands except per share data)
Circuit City Group:
Weighted average shares	205,571	204,079	205,278	203,569
Dilutive potential shares:
Options	259	—	399	1,167
Restricted stock	809	—	673	915

Weighted average shares and dilutive potential shares	206,639	204,079	206,350	205,651

Net earnings (loss) available to shareholders	$21,134	$(64,407)	$38,091	$48,057
Basic net earnings (loss) per share	$0.10	$(0.32)	$0.19	$0.24
Diluted net earnings (loss) per share	$0.10	$(0.32)	$0.18	$0.23
CarMax Group:
Weighted average shares	36,292	25,570	30,681	25,546
Dilutive potential shares:
Options	1,997	1,386	1,944	1,314
Restricted stock	27	64	36	105

Weighted average shares and dilutive potential shares	38,316	27,020	32,661	26,965

Net earnings available to shareholders	$6,554	$1,920	$21,414	$9,581
Basic net earnings per share	$0.18	$0.08	$0.70	$0.38
Diluted net earnings per share	$0.17	$0.07	$0.66	$0.36

In a public offering completed during the second quarter, Circuit City Stores, Inc. sold 9,516,800 CarMax Group shares that had previously been reserved for the Circuit City Group. Because both the earnings allocation and the outstanding CarMax shares were adjusted to reflect the impact of the sale, net earnings per CarMax Group share were not diluted by the sale. With the impact of the offering, 64.5 percent of the CarMax Group’s third quarter earnings and 70.4 percent of the CarMax Group’s nine-month earnings were allocated to the Circuit City Group. For the same periods last year, 74.6 percent of the CarMax Group’s earnings were allocated to the Circuit City Group. At the end of the third quarter, the reserved CarMax Group shares represented 64.4 percent of the total outstanding and reserved shares, excluding shares reserved for CarMax employees’ stock incentive plans, of CarMax Group stock.

Certain options were outstanding and not included in the computation of diluted net earnings per share because the options’ exercise prices were greater than the average market price of the shares. For the three-month period ended November 30, 2001, options to purchase 8,385,622 shares of Circuit City Group stock at prices ranging from $13.86 to $43.03 per share were outstanding and not included in the calculation. For the three-month period ended November 30, 2000, options to purchase 9,922,445 shares of Circuit City Group stock at prices ranging from $9.09 to $47.53 per share were outstanding and not included in the calculation.

For the three-month period ended November 30, 2001, options to purchase 8,406 shares of CarMax Group stock at prices ranging from $16.31 to $16.36 per share were outstanding and not included in the calculation. For the three-month period ended November 30, 2000, options to purchase 1,365,025 shares of CarMax Group stock at prices ranging from $6.06 to $16.31 per share were outstanding and not included in the calculation.

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.    Securitizations

(A)  Credit Card Securitizations:

The Company enters into securitization transactions, which allow for the sale of credit card receivables to unrelated entities, to finance the consumer revolving credit receivables generated by Circuit City’s finance operation. For transfers of receivables that qualify as sales, the Company recognizes gains or losses as a component of Circuit City’s finance operation. In these securitizations, the Company retains servicing rights and subordinated interests. Private-label credit card receivables are financed through a master trust securitization program. As of November 30, 2001, the private-label master trust securitization program had a capacity of $1.13 billion. The private-label master trust agreement has no recourse provisions. Bankcard receivables are financed through a separate master trust securitization program. As of November 30, 2001, the bankcard master trust securitization program had a capacity of $1.70 billion. Provisions under the bankcard master trust agreement provided recourse to the Company for cash flow deficiencies on $63 million of receivables sold as of November 30, 2001. At that date, the Company believes no liability existed under the recourse provisions.

At November 30, 2001, the total principal amount of credit card receivables managed was $2.66 billion, including $2.57 billion principal amount of receivables securitized and $91 million principal amount of receivables held for sale. The aggregate amount of loans that were 31 days or more delinquent was $199.4 million at November 30, 2001. The principal amount of losses net of recoveries totaled $65.6 million for the three months ended November 30, 2001, and $197.5 million for the nine months ended November 30, 2001.

The Company receives annual servicing compensation approximating 2 percent of the outstanding principal loan balance of the receivables and retains the rights to future cash flows arising after the investors in the securitization trusts have received the return for which they contracted. The servicing fees specified in the credit card securitization agreements adequately compensate the finance operation for servicing the securitized assets. Accordingly, no servicing asset or liability has been recorded.

The table below summarizes certain cash flows received from and paid to the securitization trusts:

	Three Months Ended November 30, 2001	Nine Months Ended November 30, 2001
	(Amounts in thousands)
Proceeds from new securitizations	$291,800	$670,000
Proceeds from collections reinvested in previous credit card securitizations	$417,755	$1,234,793
Servicing fees received	$12,568	$38,475
Other cash flows received on retained interests*	$48,920	$142,855

*
This amount represents cash flows received from retained interests by the transferor other than servicing fees, including cash flows from interest-only strips and cash above the minimum required level in cash collateral accounts.

When determining the fair value of retained interests, the Company estimates future cash flows using management’s best estimates of key assumptions such as finance charge income, default rates, payment rates, forward yield curves and discount rates. The Company employs a risk-based pricing strategy that increases the stated annual percentage rate for accounts that have a higher predicted risk of default. Accounts with a lower risk profile may qualify for promotional financing.

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future finance income from serviced assets that exceeds the contractually specified investor returns and servicing fees is carried at fair value, amounted to $125.8 million at November 30, 2001, and is included in net accounts receivable. Gains of $45.1 million on sales were recorded for the three-month period ended November 30, 2001; gains of $124.4 million on sales were recorded for the nine-month period ended November 30, 2001.

The fair value of retained interests at November 30, 2001, was $302.0 million, with a weighted-average life ranging from 0.08 years to 2.00 years. The following table shows the key economic assumptions used in measuring the fair value of retained interests at November 30, 2001, and a sensitivity analysis showing the hypothetical effect on the fair value of those interests when there are unfavorable variations from the assumptions used. Key economic assumptions at November 30, 2001, are not materially different from assumptions used to measure the fair value of retained interests at the time of securitization. These sensitivities are hypothetical and should be used with caution. In this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in actual circumstances, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

	Assumptions Used (Annual)	Impact on Fair Value of 10% Adverse Change	Impact on Fair Value of 20% Adverse Change
	(Dollar amounts in thousands)
Payment rate	6.8%-10.6%	$8,301	$16,121
Default rate	9.4%-17.9%	$23,342	$46,017
Discount rate	8.0%-15.0%	$2,078	$4,129

(B)  Automobile Loan Securitizations:

The Company also has asset securitization programs to finance the consumer installment credit receivables generated by CarMax’s automobile loan finance operation. Automobile loan receivables are sold to special purpose subsidiaries, which, in turn, securitize those receivables through both private placement and the public market. For transfers of receivables that qualify as sales, the Company recognizes gains or losses as a component of CarMax’s finance operation. In these securitizations, the Company retains servicing rights and subordinated interests. As of November 30, 2001, the combined capacity of these programs was $1.90 billion. The automobile loan securitization programs have no recourse provisions.

At November 30, 2001, the total principal amount of automobile loan receivables managed was $1.52 billion, including $1.51 billion principal amount of loans securitized and $10 million principal amount of loans held for sale or investment. The principal amount of loans that were 31 days or more delinquent was $21.6 million at November 30, 2001. The principal amount of losses net of recoveries totaled $4.1 million for the three months ended November 30, 2001, and $8.7 million for the nine months ended November 30, 2001.

The Company receives annual servicing fees approximating 1 percent of the outstanding principal balance of the securitized automobile loans and retains the rights to future cash flows arising after the investors in the securitization trusts have received the return for which they contracted. The servicing fees specified in the automobile loan securitization agreements adequately compensate the finance operation for servicing the accounts. Accordingly, no servicing asset or liability has been recorded.

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below summarizes certain cash flows received from and paid to the securitization trusts:

	Three Months Ended November 30, 2001	Nine Months Ended November 30, 2001
	(Amounts in thousands)
Proceeds from new securitizations	$736,725	$1,112,725
Proceeds from collections reinvested in previous automobile loan securitizations	$132,331	$350,725
Servicing fees received	$3,680	$10,417
Other cash flows received on retained interests*	$17,917	$48,489

*
This amount represents cash flows received from retained interests by the transferor other than servicing fees, including cash flows from interest-only strips and cash above the minimum required level in cash collateral accounts.

When determining the fair value of retained interests, the Company estimates future cash flows using management’s best estimates of key assumptions such as finance charge income, default rates, prepayment rates and discount rates. The Company employs a risk-based pricing strategy that increases the stated annual percentage rate for accounts that have a higher predicted risk of default. Accounts with a lower risk profile may qualify for promotional financing.

Future finance income from serviced assets that exceeds the contractually specified investor returns and servicing fees is carried at fair value, amounted to $76.0 million at November 30, 2001, and is included in net accounts receivable. Gains of $15.6 million on sales were recorded for the three months ended November 30, 2001; gains of $43.4 million on sales were recorded for the nine months ended November 30, 2001.

The fair value of retained interests at November 30, 2001, was $104.7 million, with a weighted-average life of 1.63 years. The following table shows the key economic assumptions used in measuring the fair value of retained interests at November 30, 2001, and a sensitivity analysis showing the hypothetical effect on the fair value of those interests when there are unfavorable variations from the assumptions used. Key economic assumptions at November 30, 2001, are not materially different from assumptions used to measure the fair value of retained interests at the time of securitization. These sensitivities are hypothetical and should be used with caution. In this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in actual circumstances, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

	Assumptions Used (Annual)	Impact on Fair Value of 10% Adverse Change	Impact on Fair Value of 20% Adverse Change
	(Dollar amounts in thousands)
Prepayment speed	1.5%-1.6%	$3,599	$7,303
Default rate	1.0%-1.2%	$2,065	$4,133
Discount rate	12.0%	$1,422	$2,814

5.    Financial Derivatives

On behalf of the Circuit City Group, the Company enters into interest rate cap agreements to meet the requirements of the credit card receivable securitization transactions. In the third quarter of fiscal 2002, the

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company did not enter into any new interest rate caps. At November 30, 2001, the total notional amount of interest rate caps outstanding was $677 million. Purchased interest rate caps are included in net accounts receivable and had a fair value of $4.2 million as of November 30, 2001. Written interest rate caps are included in accounts payable and had a fair value of $4.2 million as of November 30, 2001.

On behalf of the CarMax Group, the Company, in the third quarter of fiscal 2002, entered into three 40-month amortizing interest rate swaps related to auto loan receivable securitizations. These swaps had an initial notional amount of approximately $228 million. The total notional amount of all swaps related to the automobile loan receivable securitizations was $227 million at November 30, 2001, and $299 million at February 28, 2001. The total notional amount of the CarMax interest rate swaps was reduced in the third quarter following the replacement of floating-rate securities with a $642 million fixed-rate securitization in November 2001. These swaps are used to better match funding costs and are recorded at fair value. At November 30, 2001, these swaps totaled a net asset of $7,000 and are included in accounts receivable.

The market and credit risks associated with interest rate caps and interest rate swaps are similar to those relating to other types of financial instruments. Market risk is the exposure created by potential fluctuations in interest rates and is directly related to the product type, agreement terms and transaction volume. The Company has entered into offsetting interest rate cap positions, and therefore, does not anticipate significant market risk arising from interest rate caps. The Company does not anticipate significant market risk from swaps because they are used to match funding costs to the use of the funding. Credit risk is the exposure to nonperformance of another party to an agreement. The Company mitigates credit risk by dealing with highly rated bank counterparties.

6.    Appliance Exit Costs

On July 25, 2000, the Company announced plans to exit the major appliance category and expand its selection of key consumer electronics and home office products in all Circuit City Superstores. A product profitability analysis had indicated that the appliance category produced below-average profits. This analysis, combined with declining appliance sales, expected increases in appliance competition and the Company’s profit expectations for the consumer electronics and home office categories led to the decision to exit the major appliance category. To exit the appliance business, the Company has closed eight distribution centers and eight service centers. The majority of these closed properties are leased. While the Company has entered into contracts to sublease some of these properties, it continues the process of preparing and marketing the remaining properties to be subleased. The Company maintains control over Circuit City’s in-home major appliance repair business, although repairs are subcontracted to an unrelated third party.

Approximately 910 employees were terminated as a result of the exit from the appliance business. These reductions mainly were in the service, distribution and merchandising functions. Because severance is being paid to employees on a biweekly schedule based on years of service, cash payments lag job eliminations. Certain fixed-assets were written down in connection with the exit from the appliance business, including appliance build-to-order kiosks in stores and non-salvageable fixed assets and leasehold improvements at the closed locations.

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In the second quarter of fiscal 2001, the Company recorded appliance exit costs of $30 million. These expenses are reported separately on the fiscal 2001 statement of earnings. The remaining appliance exit cost accrual is included in the accrued expenses and other current liabilities line item on the consolidated balance sheet. The composition of the appliance exit cost accrual and the remaining liability at November 30, 2001, are presented in the following table.

	Total Exit Cost Accrual	Payments or Write-downs	Liability at November 30, 2001
	(Amounts in millions)
Lease termination costs	$17.8	$4.4	$13.4
Fixed asset write-downs, net	5.0	5.0	—
Employee termination benefits	4.4	4.0	0.4
Other	2.8	2.8	—

Appliance exit costs	$30.0	$16.2	$13.8

7.    Operating Segment Information

The Company conducts business in two operating segments: Circuit City and CarMax. These segments are identified and managed by the Company based on the different products and services offered by each. Circuit City refers to the retail operations bearing the Circuit City name and to all related operations such as Circuit City’s finance operation. This segment is engaged in the business of selling brand-name consumer electronics, information technology and entertainment software. CarMax refers to the used- and new-car retail locations bearing the CarMax name and to all related operations, such as CarMax’s finance operation. Financial information for these segments for the three- and nine-month periods ended November 30, 2001, and 2000, is presented below.

Three Months Ended November 30, 2001
	Circuit City	CarMax	Total Operating Segments
	(Amounts in thousands)
Revenues from external customers	$2,279,908	$774,324	$3,054,232
Interest expense	410	64	474
Depreciation and amortization	47,792	3,934	51,726
Earnings before income taxes	14,905	29,747	44,652
Provision for income taxes	5,660	11,304	16,964
Net earnings	9,245	18,443	27,688
Total assets	$4,209,448	$661,882	$4,871,330

Three Months Ended November 30, 2000
	Circuit City	CarMax	Total Operating Segments
	(Amounts in thousands)
Revenues from external customers	$2,325,576	$561,693	$2,887,269
Interest expense	2,397	2,664	5,061
Depreciation and amortization	33,787	4,904	38,691
(Loss) earnings before income taxes	(112,992)	12,206	(100,786)
Income tax (benefit) provision	(42,937)	4,638	(38,299)
Net (loss) earnings	(70,055)	7,568	(62,487)
Total assets	$3,839,627	$668,993	$4,508,620

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
	Circuit City	CarMax	Total Operating Segments
Nine Months Ended November 30, 2001	(Amounts in thousands)
Revenues from external customers	$6,198,114	$2,422,507	$8,620,621
Interest expense	419	4,701	5,120
Depreciation and amortization	116,169	13,239	129,408
(Loss) earnings before income taxes	(20,814)	116,784	95,970
Income tax (benefit) provision	(7,913)	44,378	36,465
Net (loss) earnings	(12,901)	72,406	59,505
Total assets	$4,209,448	$661,882	$4,871,330

	Circuit City	CarMax	Total Operating Segments
Nine Months Ended November 30, 2000	(Amounts in thousands)
Revenues from external customers	$7,280,906	$1,860,995	$9,141,901
Interest expense	5,715	9,150	14,865
Depreciation and amortization	91,598	14,050	105,648
Earnings before income taxes	32,024	60,939	92,963
Provision for income taxes	12,169	23,156	35,325
Net earnings	19,855	37,783	57,638
Total assets	$3,839,627	$668,993	$4,508,620

Net (loss) earnings and total assets for Circuit City in the above tables exclude the reserved CarMax shares and the discontinued Divx operations, which are discussed in Note 8.

8.    Discontinued Operations

On June 16, 1999, Digital Video Express announced that it would cease marketing the Divx home video system and discontinue operations, but that existing, registered customers would be able to view discs during a two-year phase-out period. Discontinued operations have been segregated on the consolidated statements of cash flows. However, Divx is not segregated on the consolidated balance sheets.

A loss on the disposal of Divx was recorded in fiscal 2000, including a provision for operating losses to be incurred during the phase-out period. The loss on disposal also included provisions for commitments under licensing agreements with motion picture distributors, the write-down of assets to net realizable value, lease termination costs, employee severance and benefit costs and other contractual commitments. For the three- and nine-month periods ended November 30, 2001, and 2000, the discontinued Divx operations had no impact on the earnings of Circuit City Stores, Inc.

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The net liabilities of the discontinued Divx operations, reflected in the consolidated balance sheets as of November 30, 2001, and February 28, 2001, are comprised of the following:

	November 30, 2001	February 28, 2001
	(Amounts in thousands)
Current assets	$71	$8
Other assets	272	324
Current liabilities	(17,881)	(27,522)
Other liabilities	—	(14,082)

Net liabilities of discontinued operations	$(17,538)	$(41,272)

9.    Recent Accounting Pronouncements

In July 2000, the Financial Accounting Standards Board issued Emerging Issues Task Force Issue No. 00-14, “Accounting for Certain Sales Incentives,” which is effective for fiscal quarters beginning after December 15, 2001. EITF No. 00-14 provides that sales incentives, such as mail-in rebates, offered to customers should be classified as a reduction of revenue. The Company offers certain mail-in rebates that are currently recorded in cost of sales, buying and warehousing. However, the Company expects to reclassify these rebate expenses from cost of sales, buying and warehousing to net sales and operating revenues to be in compliance with EITF No. 00-14 in the first quarter of fiscal year 2003. For the quarter ended November 30, 2001, this reclassification would have increased the gross profit margin by 12 basis points and the expense ratio by 11 basis points. For the nine months ended November 30, 2001, the reclassification would have increased both the gross profit margin and the expense ratio by 10 basis points. The Company does not expect the adoption of EITF No. 00-14 to have a material impact on its financial position, results of operations or cash flows.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, “Business Combinations,” effective for business combinations initiated after June 30, 2001, and SFAS No. 142, “Goodwill and Other Intangible Assets,” effective for fiscal years beginning after December 15, 2001. Under SFAS No. 141, the pooling of interests method of accounting for business combinations is eliminated, requiring that all business combinations initiated after the effective date be accounted for using the purchase method. Also under SFAS No. 141, identified intangible assets acquired in a purchase business combination must be separately valued and recognized on the balance sheet if they meet certain requirements. Under the provisions of SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the pronouncements. Other intangible assets that are identified to have finite useful lives will continue to be amortized in a manner that reflects the estimated decline in the economic value of the intangible asset and will be subject to review when events or circumstances arise which indicate impairment. Application of the nonamortization provisions of SFAS No. 142 in fiscal 2003 is not expected to have a material impact on the financial position, results of operations or cash flows of the Company. During fiscal 2003, the Company will perform the first of the required impairment tests of goodwill and indefinite-lived intangible assets, as outlined in the new pronouncements. Based on preliminary estimates, as well as ongoing periodic assessments of goodwill, the Company does not expect to recognize any material impairment losses from these tests.

In August 2001, the FASB issued SFAS No. 143, “Accounting For Asset Retirement Obligations.” This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This standard requires entities to record

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED STATEMENTS—(Continued)

the fair value of a liability for an asset retirement obligation in the period incurred. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company has not yet determined the impact, if any, of adopting this standard.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which supercedes both SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” related to the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. The Company is required to adopt SFAS No. 144 no later than the fiscal year beginning after December 15, 2001, and plans to adopt the provisions for the quarter ending May 31, 2002. The Company has not yet determined the impact, if any, of adopting this standard.

10.    Reclassifications

Certain previously reported amounts have been reclassified to conform with the current year presentation.

ANNEX F
SEPARATION AGREEMENT

[TO COME]

F-1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers

The laws of the Commonwealth of Virginia pursuant to which CarMax, Inc. is incorporated permit it to indemnify its officers and directors against certain liabilities with the approval of its shareholders. The [Amended and Restated] Articles of Incorporation of CarMax, Inc., as amended, provide for the indemnification of each director and officer (including former directors and officers and each person who may have served at the request of CarMax, Inc. as a director or officer of any other legal entity and, in all such cases, his or her heirs, executors and administrators) against liabilities (including expenses) reasonably incurred by him or her in connection with any actual or threatened action, suit or proceeding to which he or she may be made a party by reason of his or her being or having been a director or officer of CarMax, Inc., except in relation to any action, suit or proceeding in which he or she has been adjudged liable because of willful misconduct or a knowing violation of the criminal law.

CarMax, Inc. has purchased directors’ and officers’ liability insurance policies. Within the limits of their coverage, the policies insure (1) the directors and officers of CarMax, Inc. and its subsidiaries against certain losses resulting from claims against them in their capacities as directors and officers to the extent that such losses are not indemnified by CarMax, Inc. and (2) CarMax, Inc. to the extent that it indemnifies such directors and officers for losses as permitted under the laws of Virginia.

Under the separation agreement, Circuit City Stores, Inc. and its subsidiaries have agreed to indemnify CarMax, Inc. and its subsidiaries and the respective officers, directors, agents, affiliates, record and beneficial security holders (including, without limitation, trustees and beneficiaries of trusts holding such securities), advisors and representatives of CarMax, Inc. and its subsidiaries for any losses arising out of any breach of the separation agreement, the tax allocation agreement, the transition services agreement, the employee benefits agreement, any instrument conveying any of the CarMax group assets or CarMax group liabilities to CarMax or any failure by Circuit City Stores to perform any of the Circuit City group liabilities.

Item 21.    Exhibits and Financial Statement Schedules

(a)    Exhibits. See Exhibit Index

(b)    Financial Statement Schedules.
Schedule
II—CarMax, Inc.—Valuation and Qualifying Accounts and Reserves is included in the CarMax, Inc. Historical Consolidated Financial Statements in Annex D of the proxy statement/prospectus that is part of this registration statement.

Schedule
II—Circuit City Stores, Inc.—Valuation and Qualifying Accounts and Reserves is included in the Circuit City Stores, Inc. Historical Consolidated Financial Statements in Annex E of the proxy statement/prospectus that is part of this registration statement.

(c)    Reports, Opinions or Appraisals. To be filed by pre-effective amendment if applicable.

Item 22.    Undertakings

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

The registrant undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, pursuant to the provisions described under Item 20 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification by it is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richmond, Commonwealth of Virginia, on the 29th day of March, 2002.

CarMax, Inc.

By:	/s/ W. AUSTIN LIGON
President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 29th day of March, 2002.

Name	Title

/s/ W. AUSTIN LIGON W. Austin Ligon	President and Director (Principal Executive Officer)

/s/ KEITH D. BROWNING* Keith D. Browning	Executive Vice President, Chief Financial Officer and Director (Principal Financial and Accounting Officer)

/s/ MICHAEL T. CHALIFOUX* Michael T. Chalifoux	Director

/s/ PHILIP J. DUNN Philip J. Dunn	Director

/s/ W. ALAN MCCOLLOUGH* W. Alan McCollough	Director

*By: /s/ PHILIP J. DUNN Philip J. Dunn Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Document
2.1	Separation Agreement, dated as of • , 2002, between Circuit City Stores, Inc. and CarMax, Inc.*
3.1	Articles of Incorporation of CarMax, Inc.*
3.2	Bylaws of CarMax, Inc.*
3.3	Form of Amended and Restated Articles of Incorporation of CarMax, Inc.*
3.4	Form of Amended and Restated Bylaws of CarMax, Inc.*
4.5	Form of Rights Agreement between CarMax, Inc. and [Wells Fargo Bank Minnesota, N.A.], as Rights Agent*
5.1	Opinion of McGuireWoods LLP, regarding the validity of the securities being registered*
10.1	Form of Tax Allocation Agreement*
10.2	Form of Transition Services Agreement*
10.3	Form of Employee Benefits Agreement*
10.4	Employment Agreement between CarMax, Inc. and William A. Ligon*
10.5	Form of Employment Agreement between CarMax, Inc. and certain executive officers*
10.6	Form of CarMax, Inc. Benefit Restoration Plan*
10.7	Form of CarMax, Inc. Long Term Incentive Plan*
10.8	Form of CarMax, Inc. Non-employee Director Stock Incentive Plan*
10.9	Form of CarMax, Inc. Employee Stock Purchase Plan*
10.10	Form of CarMax, Inc. Annual Performance-Based Bonus Plan*
21.1	Subsidiaries of CarMax, Inc.*
23.1	Consents of KPMG LLP**
23.2	Consent of McGuireWoods LLP (included in Exhibit 5.1)
24.1	Power of Attorney**
99.1	Form of proxy card (attached to the proxy statement/prospectus which is part of this Registration Statement)*

*   To be filed by amendment.
** Filed herewith.

EI-1